Form 20-F
period 2015-12-31
Snipp Interactive Inc.
filed 2016-05-16
CIK 1613092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

1605 Connecticut Ave NW, Washington DC 20009

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.     105,753,715 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 94

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

BUSINESS OF SNIPP INTERACTVE INC.

Snipp Interactive is a technology company that develops and sells mobile-based promotions solutions and associated campaign services. These solutions consist of software applications combined with traditional purchase-related marketing promotions, such as contests and rebates, which allow advertising agencies, brands and media to engage and interact with their customers. Currently, Snipp provides the following main solution sets:

•

Purchase Promotions and Receipt Processing: The Company’s SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. It supports any qualification criteria, and works across all retailers and all devices. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

•

Loyalty Programs: The Company’s white-label loyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. In particular, the Company is focused on the emerging space of multi-channel brand loyalty programs, wherein the combination of its Receipt Processing engine and its enterprise loyalty platform allows it to target consumer packaged goods (CPGs) and other multichannel brands that have historically found it very difficult to do such programs.

•

Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

•

Reward Solutions: With the purchase of Hip Digital Media, the Company now has a robust digital rewards platform that can be used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company is actively working towards expanding its portfolio of rewards and adding new reward categories.

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

Snipp generates revenue by designing, constructing, implementing and managing these promotions marketing solutions for its customers. Snipp is headquartered in Washington, D.C. with operations in several cities in the United States and international operations in Canada, India and Ireland.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended December 31, 2015, 2014, and 2013 were derived from the consolidated financial statements of the Company which have been audited by MNP LLP, Chartered Professional Accountants, as indicated in its audit report which is included elsewhere in Annual Report. The financial data for fiscal 2012 has been derived from the consolidated financial statements of the Company as audited by MNP LLP, and the financial data for fiscal 2011 has been derived from the financial statements audited by Davidson & Company LLP, Chartered Accountants, which are not included herein.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Under the merger agreement between Snipp and Consumer Impulse, Consumer Impulse is the purchaser and parent company for accounting purposes. Therefore, the financial information for the fiscal year 2011 ended December 31, are taken from the financial statements of Consumer Impulse.

Table No. 1

Selected Financial Data

IFRS

(US$ in 000, except per share data)

	Year Ended Dec. 31, 2015	Year Ended Dec. 31, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011

Revenue	$11,890	$3,562	$870	$512	$379
Interest and Other Income	$65	($1,276)	$906	($635)	$0
Net Income (Loss)	($3,118)	($2,565)	$76	($2,238)	($16)
Total Comprehensive Loss	($3,936)	($2,638)	($45)	($2,260)	($16)
Basic and Diluted Loss Per Share	($0.03)	($0.04)	$0.00	($0.05)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0

Working Capital (Deficit)	$3,501	$884	$266	$716	($37)
Long-Term Debt	$0	$0	$0	$0	$0
Derivative Liability	($55)	($1,614)	($61)	($1,230)	$0
Shareholder’s Equity (Deficit)	$11,786	($369)	$434	($366)	($37)
Total Assets	$17,233	$2,506	$819	$1,117	$99

Weighted Avg. Shares	99,346	63,395	48,952	41,590	1,998
Shares outstanding at period end	105,754	69,928	52,453	48,053	1,998

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

The Company has a limited operating history and has limited revenues derived from operations.  The Company began business operations in 2007 and did not generate its first commercial revenues until 2008.  The Company’s focus has been in actively developing reference accounts and building sales, marketing and support capabilities.  The Company may not be able to achieve or sustain long term profitability which would have a negative effect on the stock price.

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

The Company and its personnel have limited experience in the marketing and sales of the Company’s products and services. The Company has only recently assembled a direct sales force that requires substantial resources and management attention. The Company may not be successful in developing or maintaining its own marketing and sales force on a larger scale, which would have a negative effect on the Company’s operations and financial position.

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

The Company’s technology, products and service offerings utilize a variety of proprietary rights that are important to its competitive position and success. These proprietary rights are protected through trade secrets and copyrights, and only limited use of patents. Because the Intellectual Property associated with the Company’s technology is evolving and rapidly changing, current intellectual property rights may not adequately protect the Company. The Company may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost.  The Company generally enters into confidentiality or license agreements, or has confidentiality provisions in agreements with employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information.  The Company’s inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which may have a negative effect on the Company’s operations and financial position.

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

The Company currently operates within the United States, Canada, the United Kingdom, Ireland, Switzerland, India and the Middle East, and the Company expects to do business in South America and potentially in other parts of Europe and Asia.  As a result, it may face significant additional risks associated with doing business internationally.  In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. The Company may also be subject to such risks, including, but not limited to, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, and cultural and language differences. The Company may face competition from local competitors that have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.  Foreign economies may differ favorably or unfavorably from the United States economy or Canadian economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency, balance of payments positions, and in other respects.

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

The Company historically has reported operating losses and negative operating cash flow from operations. The Company has incurred net operating losses of $5,785,753 in fiscal 2015, $1,288,834 in fiscal 2014, and $830,879 in fiscal 2013, and has an accumulated deficit of $7,884,619 since inception as of December 31, 2015. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company has historically relied upon the sale of common shares to help fund its operations and meet its obligations. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its operational activities that would have a negative effect on the Company’s operations and financial condition.

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

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer Atul Sabharwal, President Ritesh Bhavnani, Chief Operating Officer Baris Karadogan, Chief Financial Officer Jaisun Garcha, Chief Client Officer David Hargreaves, Executive Vice Presidents John Fauller and Wilson Bell, and Chief Technology Officer Frank Sweeney. There is little possibility that this dependence will decrease in the near term. The Company only has "at-will" employment agreements with its key management employees and they are free to leave their employment with the Company at any time. The Company carries no “Key Man” insurance on any of its management, and the loss of any of these individuals is likely to have a negative effect on the Company’s operations. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain the additional qualified personnel that may be required.

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

The market for the Company’s common stock has been subject to volume and price volatility that could negatively affect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.

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

1605 Connecticut Ave NW,

Washington, D.C. 20009

Telephone: (888) 997-6477

Website:  www.snipp.com

E-Mail: info@snipp.com

The Contact persons are Atul Sabharwal, Chief Executive Officer, and Jaisun Garcha, Chief Financial Officer.

The Company’s fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SPN" and Over-the-Counter in the United States under the symbol “SNIPF”.

The authorized share capital of the Company consists of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. As of December 31, 2015, the end of the most recent fiscal year, there were 105,753,715 common shares issued and outstanding, and no preferred shares issued and outstanding. As of April 28, 2016, there were 128,336,804 common shares and no preferred shares, issued and outstanding.

Corporate Background

The Company was originally incorporated in British Columbia under the Business Corporations Act (British Columbia) on January 21, 2010.

The Company presently has seven wholly-owned subsidiaries.

•

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), a Delaware Corporation;

•

Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), an Ireland Corporation;

•

Snipp Interactive (India) Private Limited, an India Corporation;

•

Snipp Interactive Limited, a UK Corporation;

•

Snipp Interactive AG, a Swiss Corporation;

•

Hip Digital, Inc., a Delaware Corporation; and

•

Hip Digitial Media Inc., a British Columbia, Canada Corporation.

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

At the annual general and special meeting of shareholders held on June 1, 2015, shareholders approved amendments to the Articles of the Corporation. The Board of Directors is considering the possible listing of the Company’s common shares on a United States stock exchange. The amendments provide the Board with the ability to make changes to the common shares as required to meet these requirements, and sets specific minimum quorum requirements for shareholders’ meetings.

In June 2015, the Company closed the acquisition of HIP Digital Media Inc. (“Hip”). Hip has a marketing platform that integrates digital content, including music, movies, apps, and e-books, into branded promotions.

In June 2015, the Company entered the UK market with the appointment of a UK Managing Director and launched its first program for a leading electronics retailer. In September, the Company incorporated a new subsidiary in Switzerland to provide services to clients in Central and Eastern Europe, including Germany and Switzerland.

A new Board of Advisors was formed in October 2015. The purpose of the advisors is to provide the Company with strategic advice from members who are experts in their sector-specific fields, including marketing, advertising, and digital media.

In November 2015, the Company launched a new white-label loyalty app for brands and retailers to extend their loyalty offerings into mobile. The app is customizable and scalable to each client’s individual needs, including their specific brand.

In March 2016, the Company was selected by Google to Google’s Patent Starter Program. As part of the program, the Company has been awarded a US Patent for an improved, non-intrusive method for advertising to wireless subscribers. The Company also became a member of the License on Transfer (LOT) Network, which is an initiative to combat Patent Assertion Entities (“PAE) and which grants fellow participants a license for patents transferred or sold to a PAE.

The Company also announced a global cost savings and integration plan for 2016, which is designed to reduce costs by over US$2.5 million on an annualized basis. The plan will include a reduction of the Company’s global workforce by 20%, the consolidation of its three engineering teams into a single team under the direction of the Chief Technology Officer, and additional operational cost reductions to more closely align costs to its changing product sales mix.

Business Overview

The Company is a provider of mobile-based promotions software application and associated campaign services that allow brands to engage and interact with their customers. Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. The primary clients for the Company’s products are advertising agencies, corporate/consumer brands, including Fortune 500 companies, and third party companies that provide promotions marketing services.

Mobile marketing is a relatively new industry that has evolved with the advances in mobile telephone technology. The dramatically increased power and capabilities of smartphones has also increased the types of marketing and promotional materials that can be pushed to the consumer via the mobile gateway, as well as the ways in which consumers can submit information and communicate directly with brands, thereby giving rise to a host of new marketing mechanisms that can be effectively leveraged by brands. These mechanisms include targeted delivery of marketing materials to specific consumers, such as those that have already purchased a specific product, or are physically present in-store, for example. It also allows consumers to submit store receipts via their phones to prove purchase of a particular product.

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

Currently, Snipp provides the following main solution sets:

•

Purchase Promotions and Receipt Processing: The Company’s SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. It supports any qualification criteria, and works across all retailers and all devices. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

•

Loyalty Programs: The Company’s white-label loyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. In particular, the Company is focused on the emerging space of multi-channel brand loyalty programs, wherein the combination of its Receipt Processing engine and its enterprise loyalty platform allows it to target consumer packaged goods (CPGs) and other multichannel brands that have historically found it very difficult to do such programs.

•

Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

•

Reward Solutions: With the purchase of Hip Digital Media, the Company now has a robust digital rewards platform that can be used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company is actively working towards expanding its portfolio of rewards and adding new reward categories.

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

Principal Markets

Currently the Company’s principal markets are the United States and Canada, with the majority of the revenues from the United States. The Company has also expanded into other markets with sales offices in Ireland, the United Kingdom, Switzerland, the Middle East, and India which service both local clients and other international regions.

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

The program allows a customer to submit a photograph of their receipt directly from their phone to the Company, either through messaging or e-mail. Additional information is submitted through a mobile web form. Any receipt from any store can be processed by the program and it is independent of the retailer’s Point-of-Sale systems. Submissions are validated through sophisticated Optical Character Recognition (OCR) which enables the Company to handle large volumes of receipts quickly. Receipts can also be manually validated by the Company’s operations team, if required. Manual and automated fraud detection measures prevent duplicate submissions as well as other attempts to violate program rules. The program can also be customized to support other kinds of submissions, such as multiple image submissions, product registrations, or proofs of purchase. Users can check their submission status at any time, and are notified if submissions are incomplete or invalid.

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

Snipp also created a similar campaign for Henkel called the “Fuel Your Summer” promotion. Consumers that spent $25 on Henkel’s family of beauty care brands, including Dial, Tone, RightGuard and Dry Idea, received a $10 Shell gift card. Purchases could be made at any retailer, and could be made over multiple transactions. Snipp charged for actual rewards redeemed rather than anticipated, and provided daily reports that allowed Henkel to track participation and analyze spending behavior. The Company and Henkel followed up this campaign with the “Back to College” promotion in the Fall of 2015. Consumers who purchased $15 worth of participating Henkel products submitted a picture of their qualifying receipt by text, email of via web upload. All receipts were validated by SnippCheck and validated submissions received a $5 e-Gift Card.

SnippCheck can also validate eligible promotion participants by location or by age. Pernod Ricard launched a rebate program on the Snipp platform for Oak by Absolut vodka. Customers who purchase 750ml or 1 liter bottles from retailers in select states can submit a picture of their receipt by text or by web upload. SnippCheck validates the receipt for purchase eligibility as well as by age and state gate requirements in order to receive a $5 rebate by check or Paypal.

The rewards programs can offer other types of rewards than cash. Wrigley’s has launched a program on the Snipp platform for its Skittles candy to leverage their association with the upcoming Marvel Captain America movie. Consumers who purchase 2 eligible products can submit a picture of their receipt by text, email or web upload. After validation by SnippCheck, they will receive a $5 credit for Vudu video content.

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

•

Purchases

•

Media interactions, such as texting a keyword

•

Social media interactions, such as likes, tweets, follows, check-ins, posts, and sharing with other users

There are all kinds of different rewards options that can be earned, including:

•

Prepaid credit cards;

•

Digital coupons;

•

Digital media;

•

Physical rewards store and more

Programs are built with cross-device compatibility, including mobile, web or app based. Users can manage their accounts, check reward balances, view or redeem rewards, review their history, and more. Access is based on the user’s phone number and simple password created at registration. Utilizing the platform, clients can collect important customer data based on customer demographics and interactions and includes retargeting options to strengthen their relationship with their customers.

Klein Tools uses SnippLoyalty and receipt processing platform to incentivize and reward their customers through a nationwide loyalty program. Customers who purchase any Klein Tools product can submit their receipt via email, as an SMS, via web upload or by the specific Klein App. Each purchase earns them points based on the price of the products they purchase. These points can be redeemed online for various Klein offers. To redeem, they can associate their phone number or email with a registered Klein Tradesman Club account and earn points for that account. Klein renewed and expanded their use of SnippLoyalty in October 2015.

Kellogg’s is integrating SnippLoyalty into its Family Rewards Program to improve program efficiency. Instead of manual entry of on-pack codes, consumers can take a photo of their entire receipt or on the on-pack code and submit the picture online. SnippCheck will scan the receipt, identify all qualifying items and automatically credit the consumer’s loyalty account with the applicable points.

Estee Lauder wanted to drive sales as well as build loyalty with its existing customer base using their online Estee Lauder accounts. Customers who purchase Estee Lauder products at participating retailers text, email or upload a picture of their receipt in return for loyalty points in their online accounts to be used towards future purchases.

In 2015, Snipp also launched a “white-label” app as a companion to SnippLoyalty. This new app is designed for brands who want to extend their loyalty offerings to mobile, and are completely customizable for each clients’ needs. As a white-label product, the brand or store can rebrand the app with their own name and logos.

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

During the 2015 baseball season, Church & Dwight ran the “MLB Cover the Bases” promotion on the SnippCheck platform to leverage their sponsorship of Major League Baseball. Customers who purchased any qualifying Arm & Hammer or Oxiclean products from participating RiteAid stores submitted their qualifying receipt by text, email or web upload. Once SnippCheck validated the receipt, consumers are rewarded with bat swings based on the number of products they purchase for a chance to win one of hundreds of prizes. With each bat swing, consumers can win instant prizes or an e-gift card or code which is emailed to them with the redemption instructions. Consumers could also play without making a purchase by visiting the contest site, printing and mailing in the downloadable entry form. Once validated, a URL would be emailed to them to complete game play.

SnippRewards – Rewards and Incentive Platform

SnippRewards offers a wide variety of rewards and fulfillment options. These include:

•

Digital Rewards

•

Discount Coupons

•

Store Gift Cards

•

Pre-paid Credit Cards

•

Movie Tickets

•

Restaurant Vouchers

•

Travel Awards

•

Catalog and Physical Prizes

•

Checks via Postal Mail

•

Digital Media

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

With the acquisition of Hip Digital, the Company has significantly expanded its platform capabilities and rewards offerings. Hip’s proprietary platform blends technology and content. Hip has agreements with leading music labels, movie studios, mobile apps and ebook publishers and utilizes the content for both the promotion and as rewards.

Hip conducted a promotion for Budweiser to deliver digital music as a reward to their buyer’s club members. Hip worked with Budweiser and their agency partners to design and deliver a solution which would incentivize sales and increase membership in their “King Club” loyalty rewards club. Hip integrated its rewards platform web channel with the Budweiser King Club platform, which is accessible to legal age, new and existing King Club members. With each purchase of Budweiser, members received a five credit pin code valid for over four million music tracks for all four Major Music Labels, plus Independent Music Labels. The promotion drove a significant increase in membership for Budweiser’s King Club and saw repeat purchase behavior of two or more cases, and engagement rates two times the brand’s industry benchmark.

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

Colgate Optic White toothpaste launched a text based program using Snipp’s platform to leverage their partnership with Jana Kramer for the Country Music Association Awards. Consumers who texted in a keyword received a link to http://opticwhitemusicfest.com. Post registration they gain one entry into the sweepstakes to win a trip to the 2016 CMA Music Festival

SnippSites - Mobile Websites and Apps Builder

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

Current and Anticipated Activities

The promotions marketing industry is a large industry and will continue to represent a key focus area for the Company. Management also believes its solutions are increasingly positioning it to capture additional share in the global advertising market. The purchase level data that it is collecting through its loyalty, receipt and rebate solutions allows the Company to help brands better plan their overall advertising budgets.

The Company aims to scale its business in the client segments in which it has successfully operated to date by focusing on further productizing and improving its suite of promotions solutions, and offering those solutions to customers directly. There are four main focus areas for the Company going forward: purchase-based promotions, loyalty programs, rebates and data analytics, as these can be leveraged by clients to further optimize their media and promotions spend. It will also actively develop indirect sales channels through partnerships in select industry verticals and regions in North America and internationally. Finally, the Company plans to take an active part in shaping the dynamic promotions industry and to enhance its technology offering and market position through various forms of strategic partnering and merger & acquisition activity as there are certain opportunities arising for the Company to make strategic acquisitions.

Management believes the Company is in a strong position to increase its penetration of the promotions marketing industry not only in the United States but also globally. In addition to the continued development of the Company’s promotion platform and its components, the Company is launching three new solutions lines in loyalty for multichannel brands, rebates and data analytics. The Company is also receiving repeat business from large global brands and is being approached directly by an increasing number of Fortune 500 brands for its solutions.

Management believes that the Company is well poised for rapid growth for a variety of reasons:

1.

Continued product innovation in the existing platform

2.

The launch of new solutions lines including Enterprise Loyalty for Brands, the newly expanded Rewards Platform, Smarter Rebates and Data Analytics

3.

Multiplier effect of the current organic business model

4.

Effect of recruiting a sales force and attendance at additional industry events

5.

Global deployments with and without regional partners

6.

Increasing requests for long term licensing and services contract revenue

7.

Higher acceptance and adoption of the company’s solutions by marketing professionals

8.

Opportunities to merge and/or acquire complimentary companies

1.

Continued Product Innovation to the Existing Platform

The Company has developed components within its platform that span the marketing funnel. In particular, the Company is seeing significant traction with SnippCheck, its mobile receipt processing solution. SnippCheck is a unique product offering in that it was one of the pioneers in the space of receipt processing and purchase validation. Today, SnippCheck is the market leader for receipt-based purchase validation promotion programs, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners.

The solution is highly customizable, flexible and extensible and can easily be tailored to meet each client’s unique program needs. Significant promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. Prior to SnippCheck, brands looking to do programs tied to purchase were limited to either code-on-pack solutions, mail-in programs or integrating directly into retailer point-of-sale systems, all of which are cumbersome, expensive, and with their own shortcomings. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company plans to continually build on these components that allow for a closed-loop, single-platform solution for marketers across the path to purchase. The Company has solutions for each component of this path and will continue to launch pieces to further enhance the platform’s capabilities:

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

•

SnippRebates

o

Digital/mobile rebate programs

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

- 30 -

2.

The Launch of New Solutions Lines

Management defined and launched new solutions lines based on the existing platform and suite of technologies within the Company over the course of the last year. Management believes that each of these new solutions lines will create significant new revenue opportunities for the Company in the future.

A.

SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified enterprise loyalty as a key new area for expansion. Management believes there is significant scope to combine its SnippCheck receipt processing solution with an enterprise loyalty platform to create a unique loyalty platform targeted specifically towards consumer brands. Previously, consumer brands were limited in their ability to launch loyalty programs for much the same reasons that they found doing purchase programs difficult: validating purchase. By combining SnippCheck with an enterprise loyalty platform and extending the solution, brands would be able to have a comprehensive, holistic loyalty solution that would enable them to reward customers for both purchase and non-purchase interactions. Furthermore, the Company would be able to target this solution towards its existing set of customers who were already engaged with the Company for promotions programs, thereby generating evergreen programs with significantly higher ticket sizes. Towards that end, the Company spent time finalizing the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. This acquisition closed in February 2015. With the acquisition and the creation of the new SnippLoyalty solution, Management believes the Company is well-positioned to offer consumer brands in developed markets a unique product offering that meets a key need. Furthermore, SnippLoyalty can also be effectively targeted at retailers and services companies across the globe who are also looking for enterprise level loyalty programs for their customers. The Company has already seen considerable sales success in this space, with both extensions from existing clients and new clients signed on to the platform. More significantly, a majority of the current sales pipeline is for loyalty-related programs.

B.

SnippRewards: With the acquisition of Hip Digital Media, which closed in the second quarter of fiscal 2015, the Company’s reward platform has been significantly strengthened and enhanced. Hip Digital Media had been a market leader in the distribution of digital content incentives for multichannel brand marketing programs. Hip Digital Media had a full-fledged suite of rewards options available to clients, which in addition to digital content included retailer gift cards, movie tickets, magazine subscriptions and many more. The Company plans to leverage the Hip Digital Media rewards platform as the base on which it continues to build and expand its incentives and rewards offerings. Furthermore, the Company plans to tightly integrate the rewards platform with its SnippCheck and SnippLoyalty platforms, thereby strengthening those product offerings and creating a more comprehensive overall solution.

C.

SnippRebates: Towards the end of 2014, the Company launched SnippRebates to target the growing $8bn rebate industry. SnippRebates is designed to reduce costs for manufacturers while providing consumers with a better experience. The Company launched a consumer rebate program in 2014 as well as a trade-based rebate program and expects to continue to build this segment of the product portfolio in the future. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

D.

SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, gaining insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. Because this information is extremely valuable to brands, the company is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program. As a result, we can work with each client to better optimize their promotion spend across those channels.

E.

SnippMedia: There is a need for brands to be able to focus their media spend to drive purchase. Snipp expects to launch a promotions-focused media network with its partners to assist brands to optimize their targeting to enable purchase.

3.

Multiplier Effect of the Company’s Current Organic Business Model

The Company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business.

a.

Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over traditional 80 promotional windows in the year (e.g. New Years Day, Valentine’s Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take in response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows applicable to their product niche, giving the Company multiple opportunities to sell its promotions solutions.

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

4.

Effect of Recruiting a Sales Force and Attendance in Further Industry Events

To date, a majority of the Company’s revenue continues to be as a result of clients calling the Company based on the reputation of the work done and the relevance of the solutions it has launched over the past two years. The Company’s management is frequently quoted in industry journals and called upon to provide opinions on the effectiveness of various tactics. The Company has undertaken very little outbound marketing and has spent relatively sparely on industry conferences and forums. Management believes that the opportunity to generate business by continuing to build a direct sales force is significant, particularly now that it has a core set of campaigns under its belt. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals we have the ability to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5.

Global deployments (with and without regional partners)

Previously the Company had attracted partners in Mexico and Brazil and had its own presence in the Middle East. Management believes that this trend will continue. While the path to monetization is longer with overseas partners, Management believes that a significant opportunity exists in these areas and other parts of the world. With the purchase of Swiss Post Solutions Ireland, the company has a beachhead in Europe and has recruited sales staff in the United Kingdom and is working with partners in the region. Furthermore, our client agencies and brands themselves are oftentimes introducing us to their overseas colleagues with an eye towards launching campaigns in different regions.

- 33 -

6.

Increasing requests for long term licensing and services contract revenue

Management has been able to sign long term agreements and MSAs with several key clients (agencies and brands) who were looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs. Management continues to be engaged in such new conversations with multiple agencies and large promotions companies and believes significant opportunities continue to exist to consummate such licensing & service deals with these companies over the course of 2015 and beyond. Opportunity also exists to sign deals with international companies outside of the US market, an area the company is only just embarking on exploiting sales opportunities.

7.

Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have tested programs and signed deals with the company across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently, the Company believes that its early-adopter clients are increasingly giving way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

8.

Opportunities to merge and/or acquire complimentary companies in its space

The Company is uniquely poised to execute a roll-up strategy in the promotion marketing space especially due to the increasing strength of its balance sheet. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company successfully closed two such acquisitions in the first half of 2015. Both acquisitions were financially accretive while also strengthening the Company’s product portfolio and sales operations and have been successfully integrated into the company. The Company is actively looking to do additional such complementary transactions where it strategically fits with the Company’s growth strategy.

Based on sustaining continuous annualized growth since the public offering and executing against a successful acquisition strategy, management believes the business is in a strong position today and is poised to continue its growth into 2016.

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

Year Ended December 31, 2015 vs. Year Ended December 31, 2014

During the year ended December 31, 2015, the Company completed the acquisition of Swiss Post Digital Solutions Ireland Limited and Hip Digital Media Inc., which greatly expanded the Company’s product offerings and global presence, and opened several international offices to service clients in new regions.

Revenue for the year ended December 31, 2015 was $11,890,231, an increase of $8,328,186, or 234%, from revenues of $3,562,045 for the year ended December 31, 2014.

Expenses for the current year rose to $17,675,984 from $4,850,879. Significant changes in expenses occurred in salaries and compensation, which rose to $7,450,658 from $1,573,933 as the Company added additional employees through hiring and the opening of new offices globally and through its acquisitions of Swiss Post Digital and Hip Digital. General and administrative costs rose to $1,175,954 from $143,945 which is consistent with the larger size of the Company in fiscal 2015. Outsourced software development declined to $119,588 from $170,020 as the Company has hired additional internal software developers which has decreased the need for outsourced development. Campaign infrastructure increased to $5,367,648 from $2,431,221, which are costs associated with maintaining the Company’s short code for mobile messaging services, cellular network usage and third party campaign components required to support client services and are consistent with the higher level of sales. Professional fees rose to $508,698 from $98,433, and travel expenses rose to $571,477 from $113,049, as the Company incurred one-time costs related to the review and completion of the acquisitions of Swiss Post Ireland and Hip Digital during the year. Marketing and investor relations increased to $230,056 from $40,595. Bad debt expense rose to $103,903 from $42,582.  Amortization of intangibles increased to $237,312 from $71,519 and depreciation of equipment rose to $21,405 from $5,643. Stock-based Compensation increased to $1,889,285 from $159,939. This expense related to stock options granted to directors, officers and employees and represents the non-cash vested portion of these stock option grants.

Net operating loss was $5,785,753 for the year ended December 31, 2015 compared to $1,288,834 for the year ended December 31, 2014. Accretion expense related to the acquisition of Swiss Post Ireland was $190,000 during the current year. Interest income rose to $64,720 from $6,453 due to higher levels of cash and cash equivalents held in guaranteed investment certificates during the current year.  Foreign exchange loss was $32,596 compared to $Nil in 2014 due to unfavorable exchange rate changes in the current year. Change in fair value of derivative liability was a loss of $153,298 compared to a loss of $1,282,485 in the year ended December 31, 2014. This gain or loss is related to common share purchase warrants which are fixed in Canadian dollars while the functional currency of the Company is US dollars. The value of such warrants vary from period to period using the Black-Scholes pricing model and the change in exchange rates.

Change in fair value of acquisition consideration payable in equity was $2,978,926. This amount is non-cash and is from the acquisition performance shares issuable for the acquisition of Hip Digital. The change is due to the Company’s fluctuating share price at each quarter end and its effect on the value of the performance shares to be issued. The cumulative translation adjustments of a loss of $818,409 in fiscal 2015 and a loss of $73,350 in fiscal 2014 relate to changes in exchange rates.

Comprehensive loss for the year ended December 31, 2015 $3,936,410, or $0.03 per share, compared to comprehensive loss of $2,638,216, or $0.04 per share, for the year ended December 31, 2014.

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

Expenses for the current year rose to $4,850,879 from $1,701,299. Significant changes in expenses occurred in salaries and compensation, which rose to $1,573,933 from $1,098,609 as the Company added additional employees to support the new products and added in-house sales people. General and administrative costs rose to $143,945 from $84,407 incurred in the prior year, and software development increased to $170,020 from $101,679, which is consistent with the higher levels of sales. Campaign infrastructure increased to $2,431,221 from $119,986. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage and third party campaign components required to support client services and are consistent with the higher level of sales.

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

Net Operating loss was $1,288,834 for the year ended December 31, 2014, compared to $830,879 for the previous year. Interest income rose slightly to $6,453 from $3,054 due to higher levels of cash and cash equivalents held in guaranteed investment certificates during the current year.  Foreign exchange gain was $Nil compared to a gain of $106,961. Change in fair value of derivative was a loss of $1,282,485 compared to a gain of $796,461 in the year ended December 31, 2013. This gain or loss is related to common share purchase warrants which are fixed in Canadian dollars while the functional currency of the Company is US dollars. The value of such warrants vary from period to period using the Black-Scholes pricing model and the change in exchange rates. The cumulative translation adjustments of a loss of $73,350 in fiscal 2014 and a loss of $120,686 in fiscal 2013 relate to changes in exchange rates.

Comprehensive loss for the year ended December 31, 2014 was $2,638,216, or $0.04 per share, compared to comprehensive loss of $45,089, or $0.00 per share, for the year ended December 31, 2013.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2015 was $3,500,888, including cash and cash equivalents of $4,696,617.

For fiscal 2016, the Company estimates it will require cash for operations of $12,000,000. The majority of these cash needs are expected to come from operating revenues. For the remainder, the Company will require additional financing. In April 2016, the Company announced a non-brokered private placement financing of up to C$7,000,000 to be comprised of up to 23,333,334 common shares at a price of C$0.30 per share. The first, second, and third tranches of shares totaling 22,323,334 common shares for gross proceeds of C$6,697,000 have closed. No commissions or finder’s fees were paid in connection with the placements of shares. The Company intends to use the proceeds from the financing for product development, sales and marketing, and for general working capital.

In March 2016, the Company announced a global cost savings and strategic integration plan. The plan is designed to reduce costs by over $2.5 million on an annualized basis which will more closely align costs to the changing product sales mix.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed during the last 5 fiscal years.

Table No. 2

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued (Cancelled)	Price *	Number of Preferred Shares Issued (Cancelled)	Price	Gross Proceeds or Deemed Value

Fiscal Year 2011	No Issuances

Fiscal Year 2012	Elimination of Consumer Impulse Common and Preferred Shares	(1,998,020)	-	(700,000)	-	-
	Alya Shares acquired by Snipp	10,550,000	-			US$814,969
	Transaction shares issued by Alya	23,142,305	-	37,499,997		US$3,807
	Redemption of Preferred Shares	-	-	(37,499,997)		(US$3,807)
		13,333,333	C$0.15			US$2,030,600
	Exercise of Stock Options	422,000	C$0.10			US$44,566
	Exercise of Agent’s Options	605,000	C$0.10			US$59,891

Fiscal Year 2013	Private Placement	2,000,000	C$0.10			US$192,520
	Private Placement	2,400,000	C$0.10			US$225,216

Fiscal Year 2014	Private Placement	6,350,000	C$0.10			US$573,469
	Private Placement	10,400,000	C$0.15			C$1,560,000
	Exercise of Stock Options	100,000	C$0.10			C$10,000
	Exercise of Warrants	625,000	various			US$227,628

Fiscal Year 2015	Private Placement	22,322,727	C$0.55			C$12,277,500
	Corporate Finance Advisory Fee	661,591	-			-
	Exercise of Stock Options	524,500	various			US$47,046
	Exercise of Warrants	7,697,800	various			US$1,191,816
	Hip Digital acquisition shares	3,921,679	C$0.68			C$2,666,742
	Hip Digital employee shares	697,780	C$0.425			C$296,557

Fiscal Year 2016	Private Placement	22,323,334	C$0.30			C$6,697,000
to April 28, 2016	Exercise of Warrants	158,000	C$0.15			C$23,700
	Exercise of Stock Options	100,000	C$0.185			C$18,500
	Hip Digital acquisition shares	1,755	C$0.68			C$1,193

* The Company’s private placements of common share units have been denominated in Canadian dollars. Proceeds from the share issuances are denominated in United States dollars as the Company’s functional currency.

Year Ended December 31, 2015

At the close of the fiscal year ended December 31, 2015, the Company’s working capital was $3,500,888 compared to working capital of $884,409 as of December 31, 2014.

Operating Activities used cash of $5,256,229, which included the net loss for the year of $3,118,001. Adjustments for items not involving cash included amortization of intangibles of $237,312, depreciation of equipment of $21,405, stock-based compensation of $1,889,285, a change in fair value of derivative liability related to the value of stock purchase warrants of $153,298, accretion expense related to the acquisition of Swiss Post Ireland of $190,000, and change in fair value of acquisition consideration payable in equity related to the acquisition of Hip Digital of ($2,978,926).

Changes in non-cash working capital included an increase in accounts receivable of $1,187,108, an increase in deposits and prepaid expenses of $32,519, a decrease in deferred revenue of $1,557,743, an increase in accounts payable and accrued liabilities of $969,291, and an increase in due to related parties of $157,477.

Investing Activities used cash of $1,060,189. Additions to equipment used cash of $115,122, additions to intangible assets used cash of $1,038,248, net cash acquired on business acquisition of Swiss Post Ireland used cash of $261,296, and net cash acquired on business acquisition of Hip Digital Media provided cash of $354,477.

Financing Activities provided cash of $10,090,813. Proceeds from the issuance of common shares provided cash of $9,782,712, share issuance costs used cash of $930,761, proceeds from warrants exercised provided cash of $1,191,816, and proceeds from options exercised provided cash of $47,046.

The effect of exchange rate changes was a decrease of $607,235 during the year. Cash and cash equivalents totaled $4,696,617 as of December 31, 2015 compared to cash and cash equivalents of $1,529,457 as of December 31, 2014, an increase of $3,167,160.

During the year the Company issued a total of 35,826,077 common shares consisting of the following:

•

22,322,727 common shares units were issued pursuant to a bought deal private placement financing at a price of C$0.55 per unit for gross proceeds of C$12,277,500. Each unit consisted of one common share and one half of a share purchase warrant, with each whole warrant exercisable into one common share at a price of US$0.63 until February 4, 2017. The expiry date of the warrants may be accelerated at the option of the Company if the closing trading price of the shares is equal to or greater than C$1.20 for a period of 20 consecutive trading days. The underwriters of the placement received cash commission of C$982,200 and 1,785,818 broker warrants on the same terms as the warrants issued with the units, and an additional 661,591 units were issued to an underwriter.

•

3,921,679 common shares were issued for the acquisition of Hip Digital at a deemed value of C$2,666,742;

•

697,780 common shares were issued to Hip Digital employees at a deemed value of C$296,557;

•

7,697,800 common shares were issued pursuant to the exercise of stock purchase warrants for proceeds of $1,191,816;

•

524,500 common shares were issued pursuant to the exercise of stock options for proceeds of $47,046

Year Ended December 31, 2014

At the close of the fiscal year ended December 31, 2014, the Company's working capital was $884,409 compared to working capital of $265,766 as of December 31, 2013.

Operating Activities used cash of $347,512, which included the net loss for the year of $2,564,866. Adjustments for items not involving cash included amortization of intangibles of $71,519, depreciation of equipment of $5,643, stock-based compensation of $159,939, and decrease in fair value of derivative liability related to the value of stock purchase warrants of $1,282,485.

Changes in non-cash working capital included an increase in accounts receivable of $178,532, an increase in deposits, prepaid expenses and other assets of $61,590, an increase in deferred revenue of $548,200, an increase in accounts payable and accrued liabilities of $198,588, and an increase in due to related parties of $191,102.

Investing Activities used cash of $208,506. Additions to equipment used cash of $8,201, and additions to intangible assets used cash of $200,305.

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

Operating Activities used cash of $655,556, which included the net income for the year of $75,597. Adjustments for items not involving cash included amortization of intangibles of $42,821, depreciation of equipment of $4,908, Stock-based compensation for the grant of stock options of $229,890, reversal of previously expensed Strategic sales partnership compensation of $174,931, and decrease in fair value of derivative liability related to the value of stock purchase warrants of $796,461.

Changes in non-cash working capital included an increase in accounts receivable of $143,327, a decrease in deposits, prepaid expenses and other assets of $34,804, a decrease in deferred revenue of $60,326, a decrease in accounts payable and accrued liabilities of $22,457, and an increase in due to related parties of $153,926.

Investing Activities used cash of $78,260. Decrease in note receivable provided cash of $50,255, and additions to intangible assets used cash of $128,515.

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

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Hip Digital, Inc., which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

Equipment

Equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Office equipment	3-5 years	Straight-line
Computer equipment	3-5 years	Straight-line

Intangible assets

Intangible assets are recorded at cost when internally generated assets and at fair value when acquired during a business acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Software platform	5 years	Straight-line
Acquired intellectual property	5 years	Straight-line
Acquired customer relationships	5 years	Straight-line

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

- 42 -

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

Acquired intellectual property

The Company acquired intellectual property from the acquisition of Swiss Post Solutions Ireland Limited. The acquired intellectual property is a customer loyalty management platform which is a multi-currency, multi-lingual, cloud-based platform which offers real-time benefits and rewards. This acquired intellectual property is being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from the acquisition of Swiss Post Solutions Ireland Limited. The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired business in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

Use of estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position are based on historical collection of receivables.

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

v)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any applicable impairment.

vi)

The purchase price allocation corresponding to completed acquisitions and the related contingent considerations.

Revenue recognition

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured. Development fees are recorded as revenue when the set-up is complete, or on a percentage of completion basis for long-term developments. Monthly maintenance and loyalty catalyst services are recorded as revenue in the month which services are provided. Cash received in advance of services performed is recorded as deferred revenue.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding   tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of its wholly owned legal subsidiaries are:

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), - U.S. Dollar;

Snipp Interactive (India) Private Limited, - Indian Rupee;

Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), - European Euro;

Snipp Interactive Limited (United Kingdom), - British Pound;

Snipp Interactive AG, - Swiss Franc;

Hip Digital, Inc. (USA), - U.S. Dollar; and

Hip Digital Media Inc. (Canada), - Canadian Dollar.

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

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

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

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, acquisition consideration payable in equity and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to Swiss Post, related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash and cash equivalents, marketable securities and derivative liability at fair value through profit or loss. The Company’s accounts receivable are classified as loans and receivables. The Company’s due to related parties and accounts payable and accrued liabilities are classified as other financial liabilities.

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

Warrants

The Company generally has two types of warrants: Transaction Warrants, which were issued as a result of the Company’s Qualifying Transaction on March 1, 2012; and, Financing Warrants, which are issued as a result of the various private placements completed by the Company.

When such warrants have an exercise price denominated in a different currency than the functional currency of the Company, these warrants are recorded at their fair value as a derivative liability and classified as fair value through profit or loss. Specifically, if the exercise price of a Financing Warrant is denominated in Canadian dollars the warrants recorded at their fair value and are classified as a derivative liability with the residual amount of the proceeds being allocated to the common shares. For Transaction Warrants that do not qualify as a derivative, the fair value of the warrants are separated on the statements of changes in equity (deficiency). For Financing Warrants that do not qualify as a derivative, the fair value of the warrants are not separated within the statements of changes in equity (deficiency).

The Company has also issued Finder’s Unit Options and Broker Unit Options which have been issued as a result of past financings. A unit option when exercised results in the issuance of a common share and a warrant entitling the holder to purchase an additional common share. The fair value of issued Finder’s Unit Options and Broker Unit Options are recorded as contributed surplus with a charge to common shares as a cost of financing.

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

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which goodwill relates. Where the recoverable amount of the CGU, including goodwill, is less than its carrying value, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

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

In  May  2014,  the  IASB  issued  IFRS  15,  Revenue  from  Contracts  with  Customers  ("IFRS  15").  IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service  revenue  and  contract  modifications)  and  improve  guidance  for  multiple-element  arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

Research and Development

The Company performs Research and Development in relation to its technology products. During the last 3 fiscal years, the Company capitalized $1,038,248, $200,305, and $128,515 corresponding to internal development of its software platform.

The Company protects its Intellectual Property through trade secrets and copyrights, and currently has one patent. US Patent No. 6,157,814 was assigned to the Company by Google in March 2016 as the Company joined Google’s Patent Starter Program. This patent relates to an improved, non-intrusive method for advertising to wireless subscribers and was first issued on December 5, 2000.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no other Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 3

Contractual Obligations

As of December 31, 2015

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations *	$529,574	$259,671	$269,903	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

* The Operating Lease Obligations are for office leases in the US, Canada and Ireland. The US dollar equivalent has been calculated based on the closing New York Federal Reserve exchange rate of C$1.39/ US Dollar and 1.09 Euros/US Dollar on December 31, 2015.

The Company has an additional payment due under its acquisition agreement for Swiss Post Ireland. The amount is based upon the revenue for Swiss Post Ireland in fiscal 2015. The maximum payment due will be 841,700 Swiss Francs if 2015 revenue reaches or exceeds 1,195,000 Euros. Actual 2015 revenue was EUR 1,201,554.

Under the acquisition agreement for Hip Digital, the Company agreed to issue to Hip Digital shareholders up to a maximum 6,737,610 additional common shares of Snipp (the “Performance Shares”) subject to Hip Digital meeting certain financial targets during the period beginning on June 10, 2015 and ending on March 31, 2016 (the “Performance Period”). If Hip Digital’s revenue during the Performance Period is below the financial targets as indicated in the Merger Agreement, the amount of Performance Shares issuable will be adjusted proportionately downwards. Further, Snipp, Hip Digital and an advisor of Hip Digital entered into a settlement agreement that provides for the issuance of 456,066 common shares of Snipp to the Advisor in satisfaction of $300,000 owing from Hip Digital to the Advisor. The issuance of these 456,066 shares is also tied to the same financial targets as the Performance Shares and may also be adjusted proportionately downwards. In addition, in order to reward and incentivize certain key employees and service providers of Hip Digital, the Company may issue up to 1,938,279 common shares of Snipp, subject to the terms of a bonus grant agreement. 697,780 of these shares have been issued in 2015. The Performance Shares and shares to be issued to the Advisor are re-valued using the Company’s closing share price at each reporting period end with fluctuations in share price resulting in adjustments to the acquisition consideration payable in equity.

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of March 31, 2016 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Ritesh Bhavnani, Atul Sabharwal, and Michael Dillion are residents of the United States, and Michael Cannata, Susan Doniz, Conrad Swanson and Ram Ramkumar are residents of Canada. Each director was re-elected at the Annual General Meeting held on June 1, 2015 except for Michael Cannata, who was named to the Board in October 2015, and Susan Doniz, who was named to the Board in February 2016. Both directors will stand for election for the first time at the next Annual General Meeting.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Ritesh Bhavnani	40	March 1, 2012
Atul Sabharwal	40	March 1, 2012
Michael Cannata (1) (2) (3)	63	October 15, 2015
Michael Dillon (2)	55	April 10, 2014
Susan Doniz (1)	46	February 9, 2016
Ram Ramkumar (1) (2) (3)	64	November 6, 2014
Conrad Swanson (1) (2) (3)	67	January 21, 2010

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Special Committee.

Table No. 5 lists, as of March 31, 2016, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents of the United States with the exception of Jaisun Garcha, who is a resident of Canada, and Frank Sweeney, who is a resident of Ireland.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Atul Sabharwal	Chief Executive Officer	40	March 1, 2012
Ritesh Bhavnani	President	40	March 1, 2012
Baris Karodogan	Chief Operating Officer	43	August 7, 2015
Jaisun Garcha	Chief Financial Officer	35	February 3, 2013
Frank Sweeney	Chief Technology Officer	49	February 11, 2016
Wilson (Andy) Bell	Executive Vice President	53	March 1, 2012
John Fauller	Executive Vice President	37	May 22, 2012
David Hargreaves	Chief Client Officer	47	November 6, 2014
Rahoul Roy	Chief Legal Officer	41	October 19, 2015

Atul Sabharwal serves as Chief Executive Officer and a Director. He was one of the founders of Snipp and has over 18 years' experience in the telecommunications and digital media/mobile space industry. From 2006 to 2012, he served as the Executive Director of the ACME Group, a large telecommunications and energy infrastructure company with interests in South Asia and Africa. Between 2009 and 2011 he served as a board member of eSolar Inc., a Pasadena, CA-based company that is backed by Idealab, Google.org, General Electric Inc., Oak Investment Partners and the Quercus Trust. Mr. Sabharwal stepped down as a director after a successful investment by General Electric Inc. in the company. Mr. Sabharwal also is the founder of the Finalysis Group, a consulting company focused on helping growth businesses with a South Asian component. Between 2005 and 2007 he founded and ran a successful venture that provided remote services such as call center management and lead generation to corporate clients. His earlier roles also include positions at AOL, IBM Business Services (previously PWC Consulting), the Boston Consulting Group and Star TV, a subsidiary of News Corporation. Mr. Sabharwal has a Bachelor of Science degree in Economics (Hons. First Class) from St. Xaviers College, Calcutta, India and a Master of Business Administration degree from the Australian Graduate School of Management, Sydney, Australia and the Wharton School, University of Pennsylvania. Mr. Sabharwal spends 100% of his time on the Company’s affairs.

Ritesh Bhavnani serves as President of the Company and as a Director. He is one of the founders of Snipp and is a 13-year veteran of the digital media/mobile space industry. Mr. Bhavnani founded Snipp in March 2007 and has been working at the Company full-time since May 2010. From 2005 to May 2010, Mr. Bhavnani was employed at McKinsey & Company in its Media, Technology and Telecommunications practices, where he advised Fortune 500 companies, including large media conglomerates and cable providers, on issues related to digital convergence, strategy and online growth. In April 2000, Mr. Bhavnani founded Unsurface Inc., a consumer-facing digital media distribution service that was funded and whose assets were eventually acquired by Sony Music Corporation. From 2001 to 2003, Mr. Bhavnani was the General Manager at Precicompo Pvt Ltd. in India, an automobile component manufacturing business. Mr. Bhavnani has a Bachelor of Science degree from Stanford University, and a Master of Business Administration degree (with distinction) from INSEAD in France and Singapore. Mr. Bhavnani spends 100% of his time on the Company’s affairs.

Baris Karodogan serves as Chief Operating Officer of the Company. He joined Snipp in June 2015 and has been CEO of Hip Digital Media since 2008. Prior to joining Hip, he was a venture capitalist for ten years at U.S. Venture Partners, a leading Silicon Valley based venture capital firm, and at Fuse Capital. As a VC, Baris invested in a wide variety of industries including digital media, telecommunications and semiconductors. His recent board seats/investments included Hip Digital Media, Like.com (acquired by Google), SpectraLinear (acquired by SiLabs), Minerva Networks, Redline Communications and Aspendos Communications (acquired by Beceem Communications). Before becoming a venture capitalist, Baris worked in both engineering and marketing at 3Com/U.S. Robotics, where he developed software for the company’s networking and cable modem products and resulted in a number of U.S. patents. Baris holds an MBA from Stanford University Graduate School of Business, where he was an Arjay Miller Scholar, and an MS in Electrical Engineering from Stanford University. Mr. Karodogan spends 100% of his time on the Company’s affairs

Jaisun Garcha serves as Snipp’s Chief Financial Officer. He has over 10 years of experience in the financial accounting industry and is experienced in managing all aspects of public company financial and management reporting, forecasting and analysis, corporate governance and risk management. He holds an MBA from Laurentian University and a Bachelor of Science degree, with a double major in computer science and general biology, as well as a Diploma in Accounting from the University of British Columbia. He is a Chartered Professional Accountant (CPA, CGA) and is a member of the Chartered Professional Accountants of British Columbia. Mr. Garcha spends 100% of his time on the Company’s affairs.

Frank Sweeney serves as Snipp’s Chief Technology Officer. He joined the Company as Managing Director for Ireland. He has over 20 years of experience in the loyalty and payments industry leading implementation solutions across a diverse range of clients including large banks, national utilities and major retailers around Europe. Prior to joining Snipp, Frank was founder and IT Director of 20-20insights, a leading company in the field of Loyalty, Payments and Business Intelligence which was purchased by Swisspost in 2011. More recently Frank was CTO for Swisspost Solutions Loyalty Division. Frank holds a BSc (Hons) in Software engineering from Cork Institute Technology. Mr. Sweeney spends 100% of his time on the Company’s affairs.

Wilson (Andy) Bell serves as the Executive Vice-President, Research and Development, and is the former Chief Technology Officer. He is the chief architect of Snipp’s Mobile Marketing Platform, having served in that position since January 2007.  He is an expert software developer and manager of mission critical systems with over 25 years in the business. Prior to joining Snipp he held a wide range of roles at SAIC in the US and overseas, and served in the US Marine Corps. He obtained his B.S. in Mathematics from the University of Mary Washington. Mr. Bell spends 100% of his time on the Company’s affairs.

John Fauller currently serves as the Company’s Executive Vice President Product and Innovation and is the former Chief Operating Officer. His responsibilities include managing, advising, and conceptualizing industry-leading mobile programs. Mr. Fauller’s previous role was at Condé Nast where he served as Director, Print to Mobile Solutions and spearheaded development of its mobile solutions for reader engagement and advertising. With Condé Nast he created a range of pioneering mobile marketing programs, including the first 2D barcode program in a major publication for Golf Digest, the first truly integrated marketing initiative encompassing print, email, web, SMS, mobile web and 2D barcodes for Allure Magazine, and companion apps for Lucky Magazine and Brides Magazine. He has over 17 years of experience in integrated media, spanning print operations, web design, software development and mobile solutions. Mr. Fauller spends 100% of his time on the Company’s affairs.

David Hargreaves serves as Chief Client Officer. He has over 20 years of experience in the marketing services industry, working for many well-known brands such as Virgin, Apple, Google and Facebook. Prior to joining the Company, Mr. Hargreaves was a partner at BrandGarage, where he helped large consumer brands drive marketing innovation by connecting them with the latest technology innovations. Mr. Hargreaves was also chief executive officer and co-founder of Beyond, a digital agency owned by U.K. firm Next Fifteen Communications Group PLC. In just over three years as CEO at Beyond, Mr. Hargreaves grew the company from zero to 85 people, expanded into offices in London and New York, and achieved revenues of approximately $10-million. Mr. Hargreaves has an MA from Oxford University. Mr. Hargreaves spends 100% of his time on the Company’s affairs.

Rahoul Roy serves as Chief Legal Officer and Executive Vice President, Corporate Development. He has over 15 years of experience practicing law in both the United States and India, and, prior to joining the Company, was running his own corporate law practice in New York with an international clientele of serial entrepreneurs and multinational corporations. Being dually qualified in both jurisdictions, he advised and assisted clients on various commercial transactions, including venture capital and private equity investments; mergers and acquisitions; the licensing, developing and procuring of technology and content; joint ventures and other strategic alliances; and domestic and international outsourcing arrangements. Before establishing his own practice, Rahoul was a Special Counsel to Brown Rudnick LLP, where he chaired the firm’s India Practice, and a Partner of Poovayya & Co., an Indian law firm. Rahoul obtained his BA. LLB., (Hons) from the National Law School of India, and his LL.M., with Distinction, from the Georgetown University Law Center where he was also on the Dean’s List and an International Institute of Economic Law Fellow. Mr. Roy spends 100% of his time on the Company’s affairs.

Michael Dillon serves as a Director of the Company. Mr. Dillon is a seasoned shopper marketing professional with almost twenty years of experience in shopper marketing and retail-related promotion. He is currently Executive Director of Brand Activations & Shopper Marketing at Colangelo and was recently featured in Shopper Marketing's "Who's Who in Shopper Marketing Agencies". Prior to Colangelo, Mr. Dillon was Vice President of Shopper Marketing at Catalina Marketing. Mr. Dillon also formerly worked at PepsiCo where he served as Vice President, Brand Activation, Marketing. Mr. Dillon holds a Bachelor of Arts from the University of Georgia and an MBA from the University of Rochester's William E. Simon School of Business. Mr. Dillon spends 10% of his time on the Company’s affairs.

Susan Doniz serves as a Director of the Company. Ms. Doniz is a former executive at Procter & Gamble and Aimia, and is currently assisting CEOs work on Digital Transformation.  She is a corporate board director of Liquor stores and also serves as a Director of Cymax, a large home furnishing emarketplace.   Previously Ms. Doniz was the Global Chief Information Officer for Aimia Inc., a world leader in loyalty rewards management and an executive at Procter & Gamble. She also serves on several non-profit boards, including Chair of Development at the Ontario Science Centre and the Center for Digital Transformation at the University of California at Irvine.  She graduated from University of Toronto, Engineering, and studied graduate courses in Europe (Netherlands) and Executive Learning at Harvard. She also holds an ICD.D designation from the Institute of Corporate Directors. Ms. Doniz spends 10% of her time on the Company’s affairs.

Michael Cannata serves as a Director of the Company. Mr. Cannata is a business strategist and serial entrepreneur with seven start-ups to his credit and senior management experience across a vast array of industries. Mr. Cannata has deep expertise in the field of intellectual property and has been elected to the IAM Strategy 300 list of World Leading IP Experts every year since the inception of the program in 2009. Mr. Cannata is currently Partner and Co-founder at Patent Monetization Inc. (PMI), one of the first specialist patent brokerage firms in North America. Mr. Cannata also founded Brokercom Inc. a financial services web-based software company and served as its President & CEO. Mr. Cannata also had a highly successful turn at Cybermation Inc., a systems management mainframe software company. He has both private and public company board experience including Selient Inc. a TSX Venture-listed corporation that provided loan origination software for the credit union market and Momentum Inc. a TSX listed company that provided managed data center services. Mr. Cannata has an undergraduate degree in business from York University, is the named inventor on two US patents and is a Charter Member of TiE. Mr. Cannata spends 10% of his time on the Company’s affairs.

Ram Ramkumar serves as a Director of the Company. Mr. Ramkumar has had a 25-plus-year career as a successful business entrepreneur and has held numerous senior management and board level positions at several different publicly listed companies. He was chief financial officer, vice-president, operations, and general manager at Reff Inc., a manufacturer of high-end furniture. Subsequently, he was chief executive officer of Inscape Corp., where he oversaw the growth of the company from $20-million to $170-million in annual revenues. The company was recognized as one of the 50 best managed companies in Canada during this period. Mr. Ramkumar is also a principal shareholder and chairman of Process Research Ortech and ASL Print FX, a provider of high-end promotional print solutions to CPG companies. He is also a former member of the board of Toronto Rehabilitation Institute, and was a charter member of TiE, a not-for-profit organization that aims to foster entrepreneurial activity. He has previously served on the boards of several publicly listed corporations, including Angoss Software Corp., a provider of business analytics solutions to customers which was traded on the TSX, Cedara Software, a provider of medical imaging software which was traded on the TSX and NASDAQ, and Merge Healthcare, which was traded on the NASDAQ. Mr. Ramkumar spends 10% of his time on the Company’s affairs.

Conrad Swanson serves as a Director of the Company. He has 19 years' experience as a director of several publicly traded natural resource companies. Mr. Swanson is the former President and a current director of International Samuel Exploration Corp. since April 1996, the director of Gold Reach Resources Ltd. since October 2003, and was a director of Nanika Resources Inc. from May 2008 until December 2009, all of which are mineral exploration and development companies listed on the TSX Venture Exchange. Mr. Swanson has also previously served as a director of Independent Nickel Corp. and of New World Resource Corp., two TSX Venture Exchange listed companies.  Mr. Swanson holds a BC in electronics from Vancouver College. Mr. Swanson spends 10% of his time on the Company’s affairs.

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

COMPENSATION

Beginning in fiscal 2015, the Company began compensating directors with cash compensation for their services in their capacity as directors, or for committee participation. There are no specific terms for payment for services, as cash payments are determined by the Compensation Committee each quarter based upon the amount of work performed by the individual directors. There are no director’s service contracts providing for benefits upon termination of their position as a Director.

To assist the Company in compensating, attracting, retaining and motivating personnel, including Directors, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on October 5, 2012. An updated Stock Option Plan was approved by a vote of the shareholders at the Annual and Special Meeting of Shareholders held on June 1, 2015.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

Name	Fiscal Year	Salary		Options Granted	Other Compensation	Total Compensation

Atul Sabharwal Chief Executive Officer and Director (1)	2015 2014 2013		$116,667 N/A N/A	- 250,000 300,000	$284,474 300,000 200,000	$401,141 300,000 200,000

Ritesh Bhavnani President and Director (2)	2015 2014 2013		$200,000 150,000 89,800	- 250,000 300,000	$210,031 155,855 114,259	$410,031 305,855 204,059

Baris Karodogan (3) Chief Operating Officer	2015		$161,960	1,000,000	$128,362	$290,323

Jaisun Garcha Chief Financial Officer (4)	2015 2014 2013	$	N/A N/A N/A	- 125,000 150,000	$164,287 47,599 36,125	$164.287 47,599 36,125

Wilson (Andy) Bell Executive Vice President (5)	2015 2014 2013		$180,000 130,000 130,000	- 250,000 300,000	$31,999 59,168 6,959	$211,999 189,168 136,959

John Fauller Executive Vice President (6)	2015 2014 2013		$130,000 115,000 115,000	- 100,000 400,000	$16,579 28,614 8,030	$146,579 143,614 123,030

David Hargreaves Chief Client Officer (7)	2015 2014		$166,667 22,917	- 750,000	$50,202 Nil	$216,869 22,917

Rahoul Roy Chief Legal Officer (8)	2015		$33,333	400,000	$8,166	$41,499

Name	Fiscal Year	Salary		Options Granted	Other Compensation	Total Compensation

Michael Cannata Director (9)	2015	$	N/A	200,000	$9,000	$9,000

Michael Dillon Director (10)	2015 2014	$	N/A N/A	50,000 200,000	$95,000 Nil	$95,000 Nil

Ram Ramkumar Director (11)	2015 2014	$	N/A N/A	50,000 200,000	$34,500 Nil	$34,500 Nil

Conrad Swanson, Director (12)	2015 2014 2013		N/A N/A N/A	50,000 50,000 Nil	$34,500 Nil Nil	$34,500 Nil Nil

Jim Santora Former Director (13)	2014 2013		N/A N/A	Nil Nil	Nil Nil	Nil Nil

Anthony Durkacz, Former Chief Financial Officer and former Director (14)	2013		N/A	100,000	$3,968	$3,968

(1)

“Other Compensation” for Atul Sabharwal including $83,333 (fiscal 2014 - $150,000; fiscal 2013 - $150,000) for consulting fees for his services as CEO; $200,000 (2014 - $150,000; 2013 - $50,000) as an annual bonus; and $1,141 (2014 - $Nil; 2013 - $Nil) for medical insurance.

(2)

“Other Compensation” for Ritesh Bhavnani includes $200,000 (2014 - $150,000; 2013 - $50,000) as an annual bonus; $10,031 (2014 - $5,855 2013 - $4,059) for medical insurance; and $Nil (2014 - $Nil; 2013 - $60,200) for consulting fees for services provided in addition to his services as an officer and former Chairman.

(3)

“Other Compensation” for Baris Karodogan includes annual bonus of $10,000 and $5,470 for medical insurance. It also includes $112,892 which is the value of Snipp common shares received pursuant to the acquisition of Hip Digital.

(4)

"Other Compensation" for Jaisun Garcha include $99,287 (2014 - $32,599; 2013 - $36,125) for consulting fees and $65,000 (2014 - $15,000; 2013 - $Nil) for annual bonus for his services as CFO. These amounts were paid to 681315 B.C., a private company owned by Jaisun Garcha.

(5)					“Other Compensation” for Wilson Bell includes $20,000 (2014 - $50,000; 2013 - $Nil) as an annual bonus and $11,999 (2014 - $9,168; 2013 - $6,959) for medical insurance.
(6)					"Other Compensation" for John Fauller includes $10,000 (2014 - $25,000) as an annual bonus and $6,579 (2014 - $3,614; 2013 - $8,030) for medical insurance.
(7)					"Other Compensation" for David Hargreaves includes $50,000 (2014 - $Nil) as an annual bonus and $202 (2014 - $Nil) for medical insurance.
(8)					"Other Compensation" for Rahoul Roy includes $5,000 as an annual bonus and $3,166 for medical insurance.
(9)					“Other Compensation” for Michael Cannata includes directors’ fees of $9,000.
(10)					“Other Compensation” for Michael Dillon includes $29,000 for directors’ fees and $66,000 for consulting fees for services provided in addition to his service as a director.
(11)					“Other Compensation” for Ram Ramkumar includes directors’ fees of $34,500 (2014 - $Nil).
(12)					“Other Compensation” for Conrad Swanson includes directors’ fees of $34,500 (2014 - $Nil; 2013 - $Nil).
(13)					Mr. Santora resigned from the Board of Directors in November 2014. He was named to the Company’s advisory board upon his resignation from the Board.
(14)					Other Compensation" for Anthony Durkacz is for consulting fees for his services as CFO. These fees were paid Fortius Research & Trading Corp., a private company owed by Anthony Durkacz.

No funds were set aside or accrued by the Company during Fiscal 2015 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Written Management Agreements

As of March 31, 2016, the Company has written agreements in effect with seven of executive officers.

Atul Sabharwal

Under an Employment Agreement between the Company and Atul Sabharwal dated June 1, 2015, Atul Sabhawal (the “Executive”) agrees to serve as Chief Executive Officer for an annual base salary of $200,000. In addition, he is eligible to receive an annual bonus of up to 100% of his base salary as determined by the Compensation Committee. The Compensation Committee will also review the base salary on an annual basis and may increase the annual base salary upon such review. The review will not decrease the base salary unless the decrease is applicable to substantially all senior executives but totaling no more than 20% in the aggregate. Employment is “at will” and may be terminated by either party, and the executive will not be entitled to receive any additional compensation or benefits other than what has accrued and is unpaid except in the case of a change of control. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement.

Ritesh Bhavnani

Under an Employment Agreement between the Company and Ritesh Bhavanai dated June 1, 2015, Ritesh Bhavanai (the “Executive”) agrees to serve as President for an annual base salary of $200,000. In addition, he is eligible to receive an annual bonus of up to 100% of his base salary as determined by the Compensation Committee. The Compensation Committee will also review the base salary on an annual basis and may increase the annual base salary upon such review. The review will not decrease the base salary unless the decrease is applicable to substantially all senior executives but totaling no more than 20% in the aggregate. Employment is “at will” and may be terminated by either party, and the executive will not be entitled to receive any additional compensation or benefits other than what has accrued and is unpaid except in the case of a change of control. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement.

Baris Karadogan

Under an agreement between Hip Digital and Baris Karadogan (the “Executive”) originally dated January 1, 2011 and as amended on June 2, 2011, the Executive agrees to serve as the CEO of Hip Digital for an annual base salary of $250,000. The Executive will also be eligible for a bonus as determined by the Board of Directors. The Executive has the right to terminate the agreement upon 60 days’ notice. The Company may terminate the agreement upon 30 days’ notice or immediately for cause. If the Executive is terminated for any other reason than cause, then the Executive and Company shall enter into a consulting agreement under which the Executive will provide 5 hours of consulting work per month at an hourly rate of $50 per hour for a period which will end on December 31, 2016. If the Executive is terminated within 6 months of a change of control for any reason other than for cause, disability, or death, the Executive shall be entitled to severance paid for 4 months at the current rate of base salary, and a pro-rated payment of the Executive’s targeted bonus for the year to be paid over 6 months. The agreement originally had a term of 1 calendar year, but two months prior to the end of the agreement term, the parties shall begin a discussion regarding an extension or renewal of the agreement. If either party wishes not to renew or extend the agreement, they shall deliver the other party notice no later than one month prior to the end of the agreement term.

David Hargreaves

Under an agreement between the Company and David Hargreaves (the “Executive”) dated November 4, 2014, the Executive agrees to serve as Chief Customer Satisfaction Officer for a base salary of $150,000 annually. Such salary will be reviewed at regular intervals, and may be increased at the sole discretion of the Company. The Executive’s performance will also be reviewed by the Compensation Committee to determine if the performance warrants a bonus payment. Employment is “at will” and may be terminated by either party at any time and for any reason, with or without cause.

John Fauller

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

Wilson Bell

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

Rahoul Roy

Under an employment agreement between the Company and Rahoul Roy (the “Executive”) dated October 19, 2015, the Executive agrees to serve as Chief Legal Officer and Executive Vice President Corporate Development at a starting base salary of $200,000 per year. The Compensation Committee will review the base salary on an annual basis and may increase the annual base salary upon such review. The review will not decrease the base salary unless the decrease is applicable to substantially all senior executives but totaling no more than 20% in the aggregate. The Executive is also eligible to receive a cash bonus as determined by the Compensation Committee. Employment is “at will” and can be terminated by either the Executive or Company at any time and for any reason, with or without cause, by providing at least 4 weeks prior written notice.

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

The Board of Directors currently consists of seven directors: Ram Ramkumar (Chairman), Ritesh Bhavnani (President), Atul Sabharwal (CEO), Michael Cannata, Michael Dillon, Susan Doniz, and Conrad Swanson. A majority of the Company’s directors are classified as “Independent”. Bhavnani and Sabharwal are Company employees, and Dillon performs consulting work for the Company. Cannata, Doniz, Ramkumar and Swanson are independent. The Board has determined that the current size and constitution of the Board is appropriate for the Corporation’s current stage of development.

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

At present, the Board has two formal committees of the Audit Committee and Compensation Committee. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, are able to provide significant and valuable independent supervision over management.

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

Compensation

Compensation matters are delegated by the Board to the Compensation Committee. The Corporation may grant stock options to directors of the Corporation in consideration for their services provided to the Corporation.

Assessment of Effectiveness

At present, the Board does not have a formal process for assessing the effectiveness of the Board, its committees and individual directors. These matters are dealt with on a case by case basis at the Board level.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated April 27, 2015 which has been filed as an exhibit to the Company’s Form 6-K filed on May 11, 2015.

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

Composition

The current Audit Committee members are Ram Ramkumar (Chair), Conrad Swanson, Michael Cannata and Susan Doniz. All the current members are “independent”. Each member is financially literate. The Committee met 4 times in 2015.

Compensation Committee

The Board has a Compensation Committee which is tasked with reviewing the compensation and establishing compensation policies for the Company’s executives. The Committee also designs compensation packages to attract, retain and motivate quality employees while not exceeding market rates. The recommendations committee are reached primarily by comparing the remuneration paid by the Company with publically available information on remuneration paid by other reporting issuers that the Compensation Committee feels are comparable issuers within the same business of the Corporation.

The current Compensation Committee members are Conrad Swanson (Chair), Ram Ramkumar, Michael Cannata, and Michael Dillion. Conrad Swanson, Ram Ramkumar, and Michael Cannata are considered to be “independent”. All members of the Compensation Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses. The Committee met 3 times in 2015.

Special Committee

During 2015, the Board of Directors began considering and reviewing potential business combinations, mergers, and acquisitions. The Board established a Special Committee of independent directors to properly oversee and supervise any detailed negotiations, and implementation of any proposed combinations.

The current members of the Special Committee are Ram Ramkumar, Conrad Swanson, and Michael Cannata. The Committee met 2 times in 2015.

Staffing

As of March 31, 2016, the Company has 112 employees and 9 executive officers (December 31, 2014 – 24 employees and 5 executive officers). These employees include 48 in Engineering (3 in the United States, 16 in Canada, 10 in India, and 18 in Ireland); 11 in Marketing (8 in Canada and 3 in India); 27 in Operations (13 in the United States, 4 in Canada, 4 in India, and 6 in Ireland); 20 in Sales (9 in the United States, 5 in Canada, 1 in Ireland, 3 in the UK, and 2 in Switzerland) and 6 in finance and administration (3 in the United States and 3 in India). The Company also engages consultants on an as needed basis.

The Company currently has its primary offices in Washington, D.C., Dallas, Milwaukee, Vancouver, Toronto, Cork, Ireland, and Mumbai, India.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 7 lists, as of April 22, 2016, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Atul Sabharwal (1)	9,540,405	7.56%
Common	Ritesh Bhavnani (2)	9,690,906	7.68%
Common	Baris Karodogan (3)	333,723	0.27%
Common	Jaisun Garcha (4)	2,402,667	1.94%
Common	Wilson (Andy) Bell (5)	3,855,048	3.10%
Common	John Fauller (6)	933,333	0.75%
Common	David Hargreaves (7)	583,333	0.47%
Common	Rahoul Roy (8)	1,579,882	1.28%
Common	Frank Sweeney (9)	333,334	0.27%
Common	Michael Cannata (10)	Nil	-
Common	Michael Dillon (11)	216,667	0.18%
Common	Susan Doniz (12)	Nil	-
Common	Ram Ramkumar (13)	716,667	0.58%
Common	Conrad Swanson (14)	844,334	0.68%

	Total Directors/Officers	31,030,299	23.19%

- 63 -

(1)

Of these shares, 2,422,891 represent currently exercisable warrants and 383,333 represent currently exercisable stock options. An additional 666,667 stock options have been granted but have not yet vested.

(2)

Of these shares, 2,422,891 represent currently exercisable warrants and 383,333 represent currently exercisable stock options. An additional 666,667 stock options have been granted but have not yet vested.

(3)	Of these shares, 333,333 represent currently exercisable stock options. An additional 766,667 stock options have been granted but not yet vested.
(4)

Of these shares, 400,000 represent currently exercisable warrants and 191,667 represent currently exercisable stock options. An additional 183,333 options have been granted but have not yet vested. 200,000 of the common shares are owned by 681315 B.C., a private company owned by Jaisun Garcha.

(5)

Of these shares, 742,642 represent currently exercisable warrants and 383,333 represent currently exercisable stock options. An additional 266,667 stock options have been granted but have not yet vested.

(6)	Of these shares, 933,333 represent currently exercisable stock options. An additional 166,667 stock options have been granted, but not yet vested.
(7)	Of these shares, 583,333 represent currently exercisable share purchase options. An additional 366,667 stock options have been granted, but not yet vested.
(8)

Of these shares, 309,434 represent currently exercisable warrants and 133,333 represent currently exercisable share purchase options. An additional 366,667 stock options have been granted, but not yet vested.

(9)	Of these shares, 333,334 represent currently exercisable stock options. An additional 366,666 stock options have been granted but not yet vested.
(10)	200,000 options have been granted but not yet vested.
(11)	Of these shares, 216,667 represent currently exercisable stock options. An additional 33,333 stock options have been granted but not yet vested.
(12)	200,000 options have been granted but not yet vested.
(13)	Of these shares, 216,667 represent currently exercisable stock options. An additional 33,333 stock options have been granted but not yet vested.
(14)	Of these shares, 33,334 represent currently exercisable stock options. An additional 66,666 stock options have been granted but not yet vested.

Based upon 123,413,470 common shares outstanding as of April 22, 2016, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9

On April 22, 2016, the shareholders' list for the Company's common shares showed 50 registered shareholders, including depositories, and 123,413,470 common shares issued and outstanding. Of the total registered non-depository shareholders, 19 are resident in Canada holding 102,311,671 common shares, or 83% of the total issued and outstanding; 24 are resident in the United States holding 20,376,432 common shares, or 16% of the total issued and outstanding; and 6 are resident in other countries holding 725,367 common shares, or 1% of the total issued and outstanding.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of April 22, 2016, persons and/or companies holding 5% or more beneficial interest in the Company's outstanding common stock

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Lark Investments Inc. (1)	22,333,954	18.00%
Common	Atul Sabharwal (2)	9,540,405	7.56%
Common	Ritesh Bhavnani (3)	9,690,906	7.68%

(1)	Of these shares, 681,818 represent currently exercisable warrants.
(2)

Of these shares, 2,422,891 represent currently exercisable warrants and 383,333 represent currently exercisable stock options. An additional 666,667 stock options have been granted but have not yet vested.

(3)

Of these shares, 2,422,891 represent currently exercisable warrants and 383,333 represent currently exercisable stock options. An additional 666,667 stock options have been granted but have not yet vested.

Based upon 123,413,470 common shares outstanding as of April 22, 2016, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

As of December 31, 2015, the Company owed a total of $557,055 (2014 - $399,578; 2013 - $208,476) to Officers and Directors which represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured, and have no specified terms of repayment.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2015, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value, and an unlimited number of Preferred Shares without par value.  There were 105,753,715 Common Shares and no Preferred Shares issued and outstanding as of December 31, 2015, and 128,336,804 Common Shares and no Preferred Shares issued and outstanding as of April 28, 2016.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2016;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2016; and

•

each of the last five fiscal years ending December 31, 2015.

The Company first commenced trading on August 25, 2010 under the symbol “ALY.P”. Upon the completion of the Company’s Qualifying Transaction, the stock resumed trading under its new symbol “SPN” on March 6, 2012.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2016	$ 0.36	$ 0.27	$ 0.32
February 2016	0.41	0.26	0.29
January 2016	0.45	0.33	0.36
December 2015	0.61	0.43	0.45
November 2015	0.62	0.41	0.62
October 2015	0.61	0.43	0.45

Three Months Ended March 31, 2016	$ 0.32	$ 0.29	$ 0.32
Three Months Ended December 31, 2015	0.45	0.45	0.45
Three Months Ended September 30, 2014	0.38	0.15	0.31
Three Months Ended June 30, 2015	0.19	0.14	0.17

Three Months Ended March 31, 2015	$ 0.72	$ 0.68	$ 0.69
Three Months Ended December 31, 2014	0.63	0.09	0.61
Three Months Ended September 30, 2014	0.38	0.15	0.31
Three Months Ended June 30, 2014	0.19	0.14	0.17

Three Months Ended March 31, 2014	$ 0.22	$ 0.09	$ 0.13
Three Months Ended December 31, 2013	0.13	0.08	0.13
Three Months Ended September 30, 2013	0.11	0.07	0.11
Three Months Ended June 30, 2013	0.12	0.06	0.09

Fiscal Year Ended December 31, 2015	$ 0.45	$ 0.45	$ 0.45
Fiscal Year Ended December 31, 2014	0.63	0.09	0.61
Fiscal Year Ended December 31, 2013	0.13	0.05	0.13
Fiscal Year Ended December 31, 2012	0.24	0.08	0.12
Fiscal Year Ended December 31, 2011	0.15	0.10	0.10

The Company's common shares also trade Over-the-counter in the United States on OTC Link (formerly Pink Sheets) under the symbol “SNIPF”. The shares began to trade on OTC Link on February 19, 2016.

Table No. 9a lists the volume of trading and high, low and closing sale prices on OTC Link for the Company's common shares since inception of trading.

Table No. 9a

OTC Link Over-the-counter

Common Shares Trading Activity

	- Sales-
	United States Dollars
Period	High	Low	Close

March 2016	$ 0.26	$ 0.20	$ 0.24
February 2016	0.24	0.20	0.21

Table No. 10 lists, as of March 31, 2016, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

6,188,688	$0.13	March 1, 2017
7,727,800	$0.20	July 24, 2017
11,492,158	$0.63	February 4, 2017
TOTAL 25,408,646

Table No. 10a lists, as of March 31, 2016, Finder’s Options outstanding, the exercise price, and the expiration date of the options.

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

Table No. 10b lists, as of March 31, 2016, Broker Unit Options outstanding, the exercise price, and the expiration date of the option.

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

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital for the last three fiscal years are as follows:

During January 1, 2016 through April 28, 2016, the Company has issued 22,583,089 common shares:

•

The Company closed the first, second and third tranches of a non-brokered private placement financing consisting of 22,323,334 common shares issued at a price of C$0.30 per share for proceeds of C$6,697,000.

•

158,000 common shares were issued pursuant to the exercise of warrants at a price of C$0.15 per share for proceeds of C$23,700.

•

100,000 common shares were issued pursuant to the exercise of stock options at a price of C$0.185 per share for proceeds of C$18,500.

•

1,755 common shares were issued as part of the Hip Digital acquisition shares at a deemed price of C$0.68 per share for a deemed value of C$1,193.

During Fiscal 2015, the Company has issued 35,826,077 common shares:

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

•

3,921,679 common shares were issued pursuant to the acquisition of Hip Digital at a deemed value of $2,903,640.

•

697,780 common shares were issued to Hip Digital employees at a deemed value of $224,997.

- 70 -

•

524,000 common shares were issued pursuant to the exercise of stock options for proceeds of $58,093.

•

7,697,800 common shares were issued pursuant to the exercise of common share purchase warrants for proceeds of $1,191,816.

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

Shares Issued for Assets Other Than Cash

During fiscal 2016 through April 28, 2016, the Company issued 1,755 common shares as acquisition shares at a deemed price of C$0.39 pursuant to the Hip Digital acquisition agreement.

During fiscal 2015, the Company issued 3,921,679 common shares and issued 697,780 common shares to Hip Digital employees pursuant to the Hip Digital acquisition agreement. The Company also issued 661,591 common stock units as a corporate advisory fee pursuant to a bought deal private placement, with each unit consisting of one common share and one half of a share purchase warrant.

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

Other than the transactions listed above, the Company has issued no shares for assets other than cash during the last 5 fiscal years.

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

The Company has a “Fixed” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was originally approved by shareholders at the Annual and Special Meeting of shareholders held on October 5, 2012 and was continued by a vote of the shareholders at the Annual and Special Meeting held on June 1, 2015.

Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 20% of the currently issued common shares of the Company as at the record date of the Company’s previous Annual General Meeting. The Board shall not grant options to any one person in any 12-month period which will exceed 5% of the issued and outstanding shares of the Company as determined at the time of the grant of the option, unless the Company has obtained disinterested shareholder approval. The number of options granted to any one consultant in a 12-month period shall not exceed 2% of the issued and outstanding shares at the time of the grant of the option. The aggregate number of options granted to any person conducing investor relations activities in any 12-month period shall not exceed 2% of the issued and outstanding shares at the time of the grant.

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

The exercise price of the option under the Plan may not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount allowed by the policies on the TSX Venture Exchange. An option granted under the Plan must be exercised within a period of ten years from granting. Within this ten-year period, the Company's Board of Directors may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period. Any agreement to decrease the option price of options previously granted to insiders will require the approval of "disinterested shareholders".

A copy of the Company’s current Stock Option Plan as approved by shareholders at the Annual General Meeting held on June 1, 2015 has been included as an exhibit to the Company’s Form 6-K filed on May 11, 2015.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of March 31, 2016, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Atul Sabharwal, CEO and Director	100,000 200,000 250,000 500,000	100,000 200,000 83,333 Nil	$ 0.10 0.12 0.55 0.38	February 25, 2018 December 18, 2018 December 29, 2019 February 11, 2021

Ritesh Bhavnani, President and Director	100,000 200,000 250,000 500,000	100,000 200,000 83,333 Nil	$ 0.10 0.12 0.55 0.38	February 25, 2018 December 18, 2018 December 29, 2019 February 11, 2021

Baris Karodogan, Chief Operating Officer	1,000,000 100,000	Nil Nil	$ 0.64 0.38	June 14, 2020 February 11, 2021

Jaisun Garcha, Chief Financial Officer	50,000 100,000 125,000 100,000	50,000 100,000 41,667 Nil	$ 0.10 0.12 0.55 0.38	February 25, 2018 December 18, 2018 December 29, 2019 February 11, 2021

John Fauller, Executive Vice President	500,000 200,000 200,000 100,000 100,000	500,000 200,000 200,000 33,333 Nil	$ 0.19 0.10 0.12 0.55 0.38	August 27, 2017 February 25, 2018 December 18, 2018 December 29, 2019 February 11, 2021

David Hargreaves, Chief Client Officer	500,000 250,000 200,000	333,334 83,333 Nil	$ 0.34 0.55 0.38	November 6, 2019 December 29, 2019 February 11, 2021

Rahoul Roy, Chief Legal Officer	400,000 100,000	133,333 Nil	$ 0.40 0.38	October 19, 2020 February 11, 2021

Frank Sweeney, Chief Technology Officer	500,000 200,000	333,334 Nil	$ 0.68 0.38	February 9, 2020 February 11, 2021

Michael Cannata, Director	200,000	Nil	$0.465	October 15, 2020

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Michael Dillon, Director	200,000 50,000	200,000 Nil	$0.105 0.68	April 10, 2019 June 8 2020

Susan Doniz, Director	200,000	Nil	$ 0.38	February 11, 2021

Ram Ramkumar, Director	200,000 50,000	200,000 Nil	$ 0.34 0.68	November 6, 2019 June 8 2020

Conrad Swanson, Director	50,000 50,000	16,667 Nil	$ 0.55 0.68	December 29, 2019 June 8 2020

Employees/Consultants/ Former Officers/Directors	280,000 100,000 100,000 100,000 350,000 100,000 50,000 100,000 175,000 566,666 250,000 720,000 341,666 3,096,000 465,000 190,000 200,000 120,000 120,000 1,204,080 490,000	280,000 100,000 100,000 100,000 350,000 100,000 50,000 50,000 75,000 188,889 83,333 240,000 113,889 Nil Nil Nil 50,000 Nil Nil Nil Nil	$0.19 0.10 0.10 0.10 0.12 0.10 0.185 0.25 0.33 0.55 0.65 0.68 0.65 0.41 0.41 0.41 0.44 0.45 0.42 0.38 0.38

August 27, 2017

February 15, 2018

February 25, 2018

July 15, 2018

December 18, 2018

April 20, 2019

August 11, 2019

September 10, 2019

November 26, 2019

December 29, 2019

January 27, 2020

February 9, 2020

March 26, 2020

July 9, 2020

August 13, 2020

September 15, 2020

October 5, 2020

October 22, 2020

November 10, 2020

February 9, 2021

February 12, 2021

Total Officers and Directors	8,475,000	3,575,000

Total Employees/Consultants/ Former Officers/Directors	9,118,412	1,918,611

Total	17,593,412	5,493,611

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

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

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

The Company may by directors’ resolution, unless an alteration of the Company’s Notice of Articles would be required, in which case by ordinary resolution:

a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

f)

alter the identifying name of any of its shares; or

g)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act,

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

Subject to special rights and restrictions attached to any lass or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33 1/3% of the issued shares of the Company entitled to be voted at the meeting. The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to the Company’s 20-F Registration Statement.

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

- 79 -

6.

Employment Agreement between the Company and Atul Sabharwal dated June 1, 2015. Under the agreement, Mr. Sabhawal agrees to serve as Chief Executive Officer for an annual base salary of $200,000. The annual salary is subject to adjustment at the discretion of the Company’s Board of Directors. The employee is also eligible for an annual incentive bonus of up to 100% of his base salary. Employment is “at will” and may be terminated by either party. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

6.

Employment Agreement between the Company and Ritesh Bhavnani dated June 1, 2015. Under the agreement, Mr. Bhavnani agrees to serve as President for an annual base salary of $200,000. The annual salary is subject to adjustment at the discretion of the Company’s Board of Directors. The employee is also eligible for an annual incentive bonus of up to 100% of his base salary. Employment is “at will” and may be terminated by either party. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

7.

Employment agreement between Hip Digital and Baris Karadogan originally dated January 1, 2011 and as amended on June 2, 2011. Under the agreement, Mr. Karadogan agrees to serve as the CEO of Hip Digital for an annual base salary of $250,000. He will also be eligible for a bonus as determined by the Board of Directors. Mr. Karadogan has the right to terminate the agreement upon 60 days’ notice. The Company may terminate the agreement upon 30 days’ notice or immediately for cause. If he is terminated for any other reason than cause, then Mr. Karadogan and the Company shall enter into a consulting agreement under which the Executive will provide 5 hours of consulting work per month at an hourly rate of $50 per hour for a period which will end on December 31, 2016. If the Executive is terminated within 6 months of a change of control for any reason other than for cause, disability, or death, the Executive shall be entitled to severance paid for 4 months at the current rate of base salary, and a pro-rated payment of the Executive’s targeted bonus for the year to be paid over 6 months. The agreement originally had a term of 1 calendar year, but two months prior to the end of the agreement term, the parties shall begin a discussion regarding an extension or renewal of the agreement. If either party wishes not to renew or extend the agreement, they shall deliver the other party notice no later than one month prior to the end of the agreement term. A copy of this agreement and the amendment have been filed as an exhibit to this Form 20-F Annual Report.

- 80 -

8.

Employment agreement between the Company and David Hargreaves dated November 4, 2014. Mr. Hargreaves agrees to serve as Chief Customer Satisfaction Officer for a base salary of $150,000 annually. Such salary will be reviewed at regular intervals, and may be increased at the sole discretion of the Company. The Executive’s performance will also be reviewed by the Compensation Committee to determine if the performance warrants a bonus payment. Employment is “at will” and may be terminated by either party at any time and for any reason, with or without cause. A copy of the agreement has been filed as an exhibit to this Form 20-F Annual Report.

9.

Employment agreement between the Company and Rahoul Roy dated October 19, 2015. Mr. Roy agrees to serve as Chief Legal Officer and Executive Vice President Corporate Development at a starting base salary of $200,000 per year. The Compensation Committee will review the base salary on an annual basis and may increase the annual base salary upon such review. The Executive is also eligible to receive a cash bonus as determined by the Compensation Committee. Employment is “at will” and can be terminated by either the Executive or Company at any time and for any reason, with or without cause, by providing at least 4 weeks’ prior written notice. A copy of the agreement has been filed as an exhibit to this Form 20-F Annual Report.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

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

Statement by Experts

The Company’s auditors for the financial statements for its fiscal years ended December 31, 2015, 2014, and 2013 was MNP LLP, Chartered Professional Accountants. The audit report is included with the related financial statements.

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s head office located at 1605 Connecticut Ave NW, Washington DC 20009.

Item 11.  Disclosures about Market Risk

The Company is subject to certain kinds of Market Risk.

Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect the Company’s profit or loss and comprehensive profit or loss by approximately $Nil.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to Swiss Post that are denominated in a foreign currency. As at December 31, 2015, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $50,000. The Company is also exposed to foreign currency risk due to amounts within its subsidiaries that are denominated in other currencies such as the European Euro, British Pound, Swiss Franc, and Indian Rupee. However, since the amounts denominated in these foreign currencies is relatively low, changes in foreign exchange rates in these currencies are considered immaterial.

The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2015	December 31, 2014

Cash and cash equivalents	C$ 5,388,431	C$ 983,952
Accounts receivable	200,293	5,099
Deposits, prepaid expenses and other assets	106,078	19,752
Accounts payable and accrued liabilities	(771,052)	(46,561)

Total	C$ 4,923,750	C$ 962,242

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2015. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2015, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by IASB.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2015.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of four independent directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to augment its Board with a financial expert.

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

Fees, including reimbursements for expenses, for professional services rendered by MNP LLP are included in Table No. 12:

Table No. 12 Principal Account Fees and Services

Type of Service	Fiscal Year 2015	Fiscal Year 2014

Audit Fees	$ 40,904	$ 32,695
Audit Related Fees	13,176	Nil
Tax Fees	2,969	3,339
All Other Fees	Nil	19,998
Total	$ 57,049	$ 56,032

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

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

Item 19.  Exhibits

(A) The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of MNP LLP, Chartered Professional Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm of MNP LLP, Chartered Professional Accountants, dated April 28, 2016.

Statements of Financial Position at December 31, 2015 and 2014.

Statements of Operations and Comprehensive Loss for the years ended December 31, 2015, 2014 and 2013.

Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013.

Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013.

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

Employment Agreement between the Company and Wilson A. Bell dated October 31, 2011. *

f.

Employment Agreement between the Company and Atul Sabharwal dated June 1, 2015 ***

g.

Employment Agreement between the Company and Ritesh Bhavnani dated June 1, 2015. ***

h.

Employment agreement between Hip Digital and Baris Karadogan dated January 1, 2011 and as amended on June 2, 2011. ***

i.

Employment agreement between the Company and David Hargreaves dated November 4, 2014. ***

j.

Employment agreement between the Company and Rahoul Roy dated October 19, 2015. ***

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

***

Filed as exhibits to the Company’s 2015 Form 20-F Annual Report

SNIPP INTERACTIVE INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Independent Auditors’ Report

To the Shareholders of SNIPP Interactive Inc.

We have audited the accompanying consolidated financial statements of SNIPP Interactive Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (PCAOB) standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SNIPP Interactive Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Licensed Public Accountants

Mississauga, Ontario

April 28, 2016

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

As at

	December 31, 2015	December 31, 2014

ASSETS

Current
Cash and cash equivalents (Note 3)	$ 4,696,617	$ 1,529,457
Accounts receivable, net of allowance for doubtful accounts of $161,457 (2014 - $57,582)	2,941,813	523,793
Deposits, prepaid expenses and other assets	316,867	92,713

	7,955,297	2,145,963

Equipment (Note 5)	121,959	18,756
Intangible assets (Note 6)	1,572,425	341,665
Goodwill (Note 10)	203,693	-
Unallocated Purchase Price – Hip Digital (Note 11)	7,379,436	-

	$ 17,232,810	$ 2,506,384

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$ 2,270,083	$ 313,776
Deferred revenue	891,765	548,200
Due to related parties (Note 7)	557,055	399,578
Due to Swiss Post (Note 10)	735,506	-

	4,454,409	1,261,554

Acquisition Consideration payable in equity	937,017	-
Derivative liability (Note 8)	55,000	1,613,526

	5,446,426	2,875,080

Shareholders’ equity (deficiency)
Common shares (Note 9)	16,972,290	3,510,527
Warrants (Note 9)	421,796	421,796
Contributed surplus	3,311,327	681,600
Deficit	(7,884,619)	(4,766,618)
Accumulated other comprehensive loss	(1,034,410)	(216,001)

	11,786,384	(368,696)

	$ 17,232,810	$ 2,506,384

Subsequent events (Note 17)

Approved and authorized by the Board of Directors on April 28, 2016.

“Atul Sabharwal”	Director	“Ritesh Bhavnani”	Director
Atul Sabharwal		Ritesh Bhavnani

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

REVENUE	$ 11,890,231	$ 3,562,045	$ 870,420

EXPENSES
Salaries and compensation (Note 7)	7,450,658	1,573,933	1,098,609
General and administrative	1,175,954	143,945	84,407
Campaign infrastructure	5,367,648	2,431,221	119,986
Outsourced software development	119,588	170,020	101,679
Professional fees	508,698	98,433	41,086
Marketing and investor relations	230,056	40,595	70,169
Travel	571,477	113,049	67,675
Bad debt expense	103,903	42,582	15,000
Amortization of intangibles (Note 6)	237,312	71,519	42,821
Depreciation of equipment (Note 5)	21,405	5,643	4,908
Stock-based compensation (Notes 7 and 9)	1,889,285	159,939	229,890
Strategic sales partnership compensation	-	-	(174,931)

	17,675,984	4,850,879	1,701,299

Net loss before accretion expense, interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(5,785,753)	(1,288,834)	(830,879)

Accretion expense, interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Accretion expense	(190,000)	-	-
Interest income	64,720	6,453	3,054
Foreign exchange (loss) gain	(32,596)	-	106,961
Change in fair value of derivative liability (Note 11)	(153,298)	(1,282,485)	796,461
Change in fair value of acquisition consideration payable in equity	2,978,926	-	-

Net (loss) income for the year	(3,118,001)	(2,564,866)	75,597

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	(818,409)	(73,350)	(120,686)

Comprehensive loss for the year	$ (3,936,410)	$ (2,638,216)	$ (45,089)

Basic and diluted (loss) income per common share	$ (0.03)	$ (0.04)	$ 0.00

Weighted average number of common shares outstanding – basic and diluted	99,345,933	63,394,638	48,952,364

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$ (3,118,001)	$ (2,564,866)	$ 75,597
Items not involving cash:
Amortization of intangibles	237,312	71,519	42,821
Depreciation of equipment	21,405	5,643	4,908
Stock-based compensation	1,889,285	159,939	229,890
Strategic sales partnership compensation	-	-	(174,931)
Change in fair value of derivative liability	153,298	1,282,485	(796,461)
Accretion expense	190,000	-	-
Change in fair value of acquisition consideration
payable in equity	(2,978,926)	-	-
Changes in non-cash working capital items:
Accounts receivable	(1,187,108)	(178,532)	(143,327)
Deposits, prepaid expenses and other assets	(32,519)	(61,590)	34,804
Accounts payable and accrued liabilities	969,291	198,588	(22,457)
Deferred revenue	(1,557,743)	548,200	(60,326)
Due to related parties	157,477	191,102	153,926

Net cash flows used in operating activities	(5,256,229)	(347,512)	(655,556)

CASH FLOWS FROM INVESTING ACTIVITIES
Note receivable	-	-	50,255
Additions to equipment	(115,122)	(8,201)	-
Additions to intangible assets	(1,038,248)	(200,305)	(128,515)
Net cash acquired on business acquisition of
Swiss Post Ireland	(261,296)	-	-
Net cash acquired on business acquisition of
Hip Digital Media	354,477	-	-

Net cash flows used in investing activities	(1,060,189)	(208,506)	(78,260)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	9,782,712	2,006,330	417,736
Share issuance costs	(930,761)	(159,424)	(18,017)
Proceeds from warrants exercised	1,191,816	89,559	-
Proceeds from options exercised	47,046	9,314	-
Proceeds from share subscriptions	-	-	17,159

Net cash flows provided by financing activities	10,090,813	1,945,779	416,878

Effect of exchange rate changes on cash	(607,235)	(73,350)	(120,686)

Change in cash for the year	3,167,160	1,316,411	(437,624)

Cash and cash equivalents, beginning of year	1,529,457	213,046	650,670

Cash and cash equivalents, end of year	$ 4,696,617	$ 1,529,457	$ 213,046

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

	Common Shares	Amount	Shares Subscriptions	Warrants	Warrants - Strategic Sales Partnership	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)

Balance, December 31, 2012	48,052,638	$ 1,547,304	$ -	$ 112,357	$ 174,931	$ 99,150	$ (21,965)	$ (2,277,349)	$ (365,572)
Private placement shares issued	2,000,000	192,520	-	-	-	-	-	-	192,520
Private placement shares issued	2,400,000	225,216	-	-	-	-	-	-	225,216
Fair value of derivative liability
on 1,200,000 Financing warrants	-	(49,206)	-	-	-	-	-	-	(49,206)
Financing issuance costs	-	(18,017)	-	-	-	-	-	-	(18,017)
Share subscriptions	-	-	17,159	-	-	-	-	-	17,159
Stock-based compensation	-	-	-	-	-	229,890	-	-	229,890
Strategic sales partnership compensation	-	-	-	-	(174,931)	-	-	-	(174,931)
Fair value of amended transaction warrants	-	-	-	421,796	-	-	-	-	421,796
Cumulative translation adjustment	-	-	-	-	-	-	(120,686)	-	(120,686)
Net income for the year	-	-	-	-	-	-	-	75,597	75,597
				-
Balance, December 31, 2013	52,452,638	1,897,817	17,159	534,153	-	329,040	(142,651)	(2,201,752)	433,766
Share subscriptions	-	-	(17,159)	-	-	-	-	-	(17,159)
Private placement shares issued	6,350,000	573,469	-	-	-	-	-	-	573,469
Fair value of derivative liability
on 3,175,000 Financing warrants	-	(408,033)	-	-	-	-	-	-	(408,033)
Financing issuance costs	-	(40,338)	-	-	-	-	-	-	(40,338)
Warrants expired	-	-	-	(112,357)	-	112,357	-	-	-
Private placement shares issued	10,400,000	1,450,020	-	-	-	-	-	-	1,450,020
Financing issuance costs	-	(119,086)	-	-	-	-	-	-	(119,086)
Fair value of 792,000 finder’s unit options	-	(80,264)	-	-	-	80,264	-	-	-
Stock options exercised	100,000	9,314	-	-	-	-	-	-	9,314
Warrants exercised	625,000	227,628	-	-	-	-	-	-	227,628
Stock-based compensation	-	-	-	-	-	159,939	-	-	159,939
Cumulative translation adjustment	-	-	-	-	-	-	(73,350)	-	(73,350)
Net loss for the year	-	-	-	-	-	-	-	(2,564,866)	(2,564,866)

Balance, December 31, 2014	69,927,638	3,510,527	-	421,796	-	681,600	(216,001)	(4,766,618)	(368,696)
Private placement shares issued	22,322,727	9,782,712	-	-	-	-	-	-	9,782,712
Financing issuance costs	-	(930,761)	-	-	-	-	-	-	(930,761)
Fair value of broker unit options	-	(751,489)	-	-	-	751,489	-	-	-
Corporate advisory fee units	661,591	-	-	-	-	-	-	-	-
Stock options exercised	524,500	58,093	-	-	-	(11,047)	-	-	47,046
Warrants exercised	7,697,800	2,903,640	-	-	-	-	-	-	2,903,640
Hip Digital acquisition shares issued	3,921,679	2,174,571	-	-	-	-	-	-	2,174,571
Hip Digital employee shares issued	697,780	224,997	-	-	-	-	-	-	224,997
Stock-based compensation	-	-	-	-	-	1,889,285	-	-	1,889,285
Cumulative translation adjustment	-	-	-	-	-	-	(818,409)	-	(818,409)
Net loss for the year	-	-	-	-	-	-	-	(3,118,001)	(3,118,001)

Balance, December 31, 2015	105,753,715	$ 16,972,290	$ -	$ 421,796	$ -	$ 3,311,327	$ (1,034,410)	$ (7,884,619)	$ 11,786,384

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

1.

NATURE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally.

Unless otherwise indicated in these consolidated financial statements, references to “$” are to U.S. dollars.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The registered address, head office, principal address and records office of the Company are located at 1605 Connecticut Ave NW, 4th Floor, Washington, DC, 20009.

The consolidated financial statements were authorized for issuance by the Board of Directors on April 28, 2016.

2.

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRS in effect as at December 31, 2015.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited) (Note 10), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Hip Digital, Inc. (Note 11), which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Equipment

Equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Office equipment	3-5 years	Straight-line
Computer equipment	3-5 years	Straight-line

Intangible assets

Intangible assets are recorded at cost when internally generated assets and at fair value when acquired during a business acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Software platform	5 years	Straight-line
Acquired intellectual property (Note 10)	5 years	Straight-line
Acquired customer relationships (Note 10)	5 years	Straight-line

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

•

Adequate technical, financial and other resources to complete the development and to use or sell the softwareproduct are available; and

•

The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Acquired intellectual property

The Company acquired intellectual property from the acquisition of Swiss Post Solutions Ireland Limited (Note 10). The acquired intellectual property is a customer loyalty management platform which is a multi-currency, multi-lingual, cloud-based platform which offers real-time benefits and rewards. This acquired intellectual property is being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from the acquisition of Swiss Post Solutions Ireland Limited (Note 10). The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired business in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position are based on historical collection of receivables.

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

v)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any applicable impairment (Note 6).

vi)

The purchase price allocation corresponding to completed acquisitions and the related contingent considerations (Note 10 and Note 11).

Revenue recognition

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured. Development fees are recorded as revenue when the set-up is complete, or on a percentage of completion basis for long-term developments. Monthly maintenance and loyalty catalyst services are recorded as revenue in the month which services are provided. Cash received in advance of services performed is recorded as deferred revenue.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities   based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding   tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of its wholly-owned legal subsidiaries are:

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), - U.S. Dollar;

Snipp Interactive (India) Private Limited, - Indian Rupee;

Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), - European Euro;

Snipp Interactive Limited (United Kingdom), - British Pound;

Snipp Interactive AG, - Swiss Franc;

Hip Digital, Inc. (USA), - U.S. Dollar; and

Hip Digital Media Inc. (Canada), - Canadian Dollar.

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

December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

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

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income or loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, acquisition consideration payable in equity and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to Swiss Post, related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash and cash equivalents, marketable securities and derivative liability at fair value through profit or loss. The Company’s accounts receivable are classified as loans and receivables. The Company’s due to related parties and accounts payable and accrued liabilities are classified as other financial liabilities.

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

See Note 13 for relevant disclosures.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Warrants

The Company generally has two types of warrants: Transaction Warrants, which were issued as a result of the Company’s Qualifying Transaction on March 1, 2012; and, Financing Warrants, which are issued as a result of the various private placements completed by the Company.

When such warrants have an exercise price denominated in a different currency than the functional currency of the Company, these warrants are recorded at their fair value as a derivative liability and classified as fair value through profit or loss. Specifically, if the exercise price of a Financing Warrant is denominated in Canadian dollars the warrants recorded at their fair value and are classified as a derivative liability with the residual amount of the proceeds being allocated to the common shares. For Transaction Warrants that do not qualify as a derivative, the fair value of the warrants are separated on the statements of changes in equity (deficiency). For Financing Warrants that do not qualify as a derivative, the fair value of the warrants are not separated within the statements of changes in equity (deficiency).

The Company has also issued Finder’s Unit Options and Broker Unit Options which have been issued as a result of past financings. A unit option when exercised results in the issuance of a common share and a warrant entitling the holder to purchase an additional common share. The fair value of issued Finder’s Unit Options and Broker Unit Options are recorded as contributed surplus with a charge to common shares as a cost of financing.

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment (cont’d…)

Non-financial assets (cont’d…)

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which goodwill relates. Where the recoverable amount of the CGU, including goodwill, is less than its carrying value, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

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

In  May  2014,  the  IASB  issued  IFRS  15,  Revenue  from  Contracts  with  Customers  (“IFRS  15”).  IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service  revenue  and  contract  modifications)  and  improve  guidance  for  multiple-element  arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

3.

CASH AND CASH EQUIVALENTS

	December 31, 2015	December 31, 2014

Cash on deposit	$ 4,696,617	$ 729,521
Cashable Guaranteed Investment Certificates	-	799,936

Total	$ 4,696,617	$ 1,529,457

4.

SEGMENTED INFORMATION

IFRS 8 “Operating Segments” defines an operating segment as i) a component of an entity that engages in business activities from which it may earn revenues and incur expenses; ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance; and iii) for which discrete financial information is available.

The Company’s management and chief operating decision maker reviews performance of the Company on a consolidated basis and has integrated its products and services as one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

For the Company’s geographically segmented non-current assets (equipment and intangible assets), the Company has allocated based on location of assets as follows:

	December 31, 2015	December 31, 2014

United States Ireland	$ 779,528 684,090	$ 359,918 -
International	230,766	503

Total	$ 1,694,384	$ 360,421

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

United States	$ 10,129,362	$ 3,486,135	$ 696,490
Ireland	1,110,136	-	-
International	650,733	75,910	173,930

Total	$ 11,890,231	$ 3,562,045	$ 870,420

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

5.

EQUIPMENT

December 31, 2015

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ 3,222	$ -	$ -	$ 10,819	$ 4,250	$ 2,098	$ 6,348	$ 4,471
Computer Equipment	25,076	111,930	9,456	-	146,462	9,667	19,307	28,974	117,488

	$ 32,673	$ 115,152	$ 9,456	$ -	$ 157,281	$ 13,917	$ 21,405	$ 35,322	$ 121,959

December 31, 2014

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ -	$ -	$ -	$ 7,597	$ 2,726	$ 1,524	$ 4,250	$ 3,347
Computer Equipment	16,875	8,201	-	-	25,076	5,548	4,119	9,667	15,409

	$ 24,472	$ 8,201	$ -	$ -	$ 32,673	$ 8,274	$ 5,643	$ 13,917	$ 18,756

6.

INTANGIBLE ASSETS

December 31, 2015

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 469,910	$ 1,038,072	$ -	$ -	$ 1,507,982	$ 128,245	$ 159,312	$ 287,557	$ 1,220,425
Intellectual property	-	-	195,000	-	195,000	-	35,000	35,000	160,000
Customer relationships	-	-	235,000	-	235,000	-	43,000	43,000	192,000

	$ 469,910	$ 1,038,072	$ 430,000	$ -	$ 1,937,982	$ 128,245	$ 237,312	$ 365,557	$ 1,572,425

December 31, 2014

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 269,605	$ 200,305	$ -	$ -	$ 469,910	$ 56,726	$ 71,519	$ 128,245	$ 341,665

	$ 269,605	$ 200,305	$ -	$ -	$ 469,910	$ 56,726	$ 71,519	$ 128,245	$ 341,665

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

7.

RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the years ended December 31, 2015, 2014 and 2013 are salaries and compensation of $1,942,835, $990,516 and $681,125, respectively, charged by officers and key management personnel of the Company. At December 31, 2015, $557,055 was due to officers and directors (2014 - $399,578).  The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment. During the year ended December 31, 2015, related parties received stock-based compensation of $716,482 (2014 - $106,587 and 2013 - $112,497).

8.

DERIVATIVE LIABILITY

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

Financing warrants

Balance, December 31, 2013	$61,077
Fair value of warrants issued	408,033
Change in fair value and warrant exercises	1,282,475
Value of exercised warrants	(138,059)
Balance, December 31, 2014	1,613,526
Fair value of warrants issued	-
Change in fair value and warrant exercises	153,298
Value of exercised warrants	(1,711,824)
Balance, December 31, 2015	$55,000

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at December 31, 2015:

	Financing warrants (1)		Financing warrants (2)
Risk-free interest rate	0.48%	(2014 – 1.00%)	0.48	(2014 – 1.00%)
Expected life of warrants	0.07 years	(2014 - 1.07 years)	0.07 years	(2014 – 1.07 years)
Annualized volatility	125%	(2014 – 125%)	125%	(2014 – 125%)
Dividend rate	0.00%	(2014-0.00%)	0.00%	(2014-0.00%)

(1) 3,175,000 financing warrants issued on January 24, 2014

(2) 1,2000,000 financing warrants issued on December 31, 2013

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

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

On February 4, 2015, the Company closed a bought deal private placement financing (the “Underwritten Offering”). The Underwritten Offering was comprised of 22,322,727 units (“Units”) at a price of C$0.55 per Unit for gross proceeds of $9,782,712 (C$12,277,500), which includes the full exercise by the underwriters of the over-allotment option (the “Over-Allotment Option”). Due to strong market demand, the size of the Over-Allotment Option was increased from C$4 million to C$4,275,000, being comprised of a total of 7,772,727 Units. Each Unit consists of one common share in the Company (“Share”) and one half of one share purchase warrant (“Warrant”). Each whole Warrant is exercisable for one Share at an exercise price of US$0.63 per Share for a period of 24 months after the closing date. The expiry date of the Warrants may be accelerated at the option of the Company if the closing trading price of the Shares is equal to or greater than C$1.20 for a period of 20 consecutive trading days. A syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord”) and including Clarus Securities Inc. (collectively with Canaccord, the “Underwriters”), acted as underwriters in connection with the Underwritten Offering. First Republic Capital Corporation (“First Republic”) also participated as a member of the selling group. The Underwriters received a commission equal to 8% of the gross proceeds of the Underwritten Offering paid in cash $782,617 (C$982,200). As additional consideration for their services, the Underwriters and First Republic were issued an aggregate of 1,785,818 broker warrants (each a “Broker Warrant”) valued at $751,489 (C$943,015) using the Black-Scholes model. Each Broker Warrant entitles the holder to acquire Units on the same terms as the Units in the Underwritten Offering for a period of 2 years from the closing date. In addition, the Company issued to Canaccord 661,591 Units which was treated as a financing issue cost and has no impact on equity. The Company also paid legal fees of $117,643 (C$147,644) and filing fees of $30,501 (C$38,279) associated with the Underwritten Offering included in financing issue costs.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

9.

CAPITAL STOCK (cont’d…)

Share issuances (cont’d…)

In fiscal 2015, 3,921,679 shares were issued relating to the acquisition of Hip Digital Media and 697,780 shares were issued to former Hip Digital employees (Note 11).

Stock options

On June 1, 2015, disinterested shareholders approved and the Company adopted a new fixed number incentive stock option plan (the “2015 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2015 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 20,142,251 shares, being 20% of the Company’s issued and outstanding shares as at April 27, 2015. Such Options will be exercisable for a period of up to 10 years from the date of grant.  Vesting terms are determined at the time of grant by the Committee. As per the TSX-V, 6,188,688 transaction warrants that were issued on closing of the Company’s Qualifying Transaction on March 1, 2012, were treated akin to stock options and included with the Company’s outstanding stock options for the purposes of being subject to the prescribed limit of the Company’s Option Plan. On September 9, 2015, the TSX-V granted its approval to remove 4,000,000 of the transaction warrants from being subject to the prescribed limit of the Company’s Option Plan. The remaining 2,188,688 transaction warrants may be removed from being subject to the prescribed limit of the Company’s Option Plan after receiving disinterested shareholder approval at the Company’s next annual general meeting.

In fiscal 2015, the Company recognized stock-based compensation expense of $1,889,285 corresponding to the vesting of 3,825,000 stock options that were granted during the year ended December 31, 2014 and 8,596,000 stock options that were granted during the year ended December 31, 2015. The 8,596,000 options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the year ended December 31, 2015 (Risk-free interest rate: 0.51% - 0.86%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2014, the Company recognized stock-based compensation expense of $159,939 corresponding to 3,825,000 stock options that were granted during the year ended December 31, 2014. Of the 3,825,000 options granted, 700,000 were fully vested and 3,125,000 will be vested in future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2014 (Risk-free interest rate: 1.21% - 1.52%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2013, the Company recognized stock-based compensation expense of $229,890 corresponding to 2,310,000 fully vested stock options that were granted during the year ended December 31, 2013. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2013 (Risk-free interest rate: 1.40% - 1.55%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

9.

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2012	2,349,175	0.16

Cancelled	(197,500)	0.18
Expired	(982,175)	0.15
Granted	2,310,000	0.11
Outstanding, December 31, 2013	3,479,500	0.13

Exercised	(100,000)	0.10
Granted	3,825,000	0.42
Outstanding, December 31, 2014	7,204,500	0.29

Exercised	(524,500)	0.12
Cancelled	(505,000)	0.41
Granted	8,596,000	0.52
Outstanding, December 31, 2015	14,771,000	0.42

The weighted average remaining life of the warrants outstanding is 3.92 years as at December 31, 2015.  As at December 31, 2015, the following Options are outstanding and exercisable:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price C$	Expiry Date
780,000	780,000	$0.19	August 27, 2017
100,000	100,000	$0.10	February 15, 2018
650,000	650,000	$0.10	February 25, 2018
100,000	100,000	$0.10	July 15, 2018
1,250,000	1,250,000	$0.12	December 18, 2018
200,000	200,000	$0.105	April 10, 2019
100,000	100,000	$0.10	April 20, 2019
50,000	50,000	$0.185	August 11, 2019
100,000	100,000	$0.185	August 11, 2019
100,000	75,000	$0.25	September 10, 2019
500,000	335,334	$0.34	November 6, 2019
200,000	200,000	$0.34	November 6, 2019
175,000	50,000	$0.33	November 26, 2019
1,975,000	658,333	$0.55	December 29, 2019
250,000	-	$0.65	January 27, 2020
1,220,000	167,667	$0.68	February 9, 2020
755,000	-	$0.65	March 26, 2020
150,000	-	$0.68	June 8, 2020
1,000,000	-	$0.64	June 14, 2020
3,221,000	100,000	$0.41	July 9, 2020
605,000	-	$0.41	August 13, 2020
210,000	-	$0.41	September 15, 2020
200,000	-	$0.44	October 5, 2020
200,000	-	$0.465	October 14, 2020
400,000	-	$0.46	October 19, 2020
140,000	-	$0.45	October 22, 2020
140,000	-	$0.42	November 10, 2020
14,771,000	4,916,334

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

9.

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification		Liability Classification
		Weighted Average		Weighted Average
	Number of Shares	Exercise Price	Number of Shares	Exercise Price

Outstanding, December 31, 2012	1,333,333	C$0.25	19,522,021	C$0.25

Reallocated - Transaction	6,188,688	$0.13	(6,188,688)	$0.13
Issued – Financing warrants	-	-	1,200,000	C$0.25

Outstanding, December 31, 2013	7,522,021	$0.15	14,533,333	C$0.25

Issued – Financing warrants	-	-	3,175,000	C$0.15
Expired – Brokers warrants	(1,333,333)	C$0.25
Expired – Financing warrants	-	-	(13,333,333)	C$0.25
Issued – Financing warrants	10,400,000	$0.20	-	-
Exercised – Financing warrants	(120,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(505,000)	C$0.15

Outstanding, December 31, 2014	16,468,688	$0.19	3,870,000	C$0.15

Issued – Finder’s unit warrants	766,800	$0.20	-	-
Issued – Financing warrants	11,161,363	$0.63	-	-
Issued – Financing advisory warrants	330,795	$0.63	-	-
Exercised – Finder’s unit warrants	(439,000)	$0.20	-	-
Exercised – Financing warrants	(2,880,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(3,612,000)	C$0.15

Outstanding, December 31, 2015	25,408,646	$0.37	258,000	C$0.15

The weighted average remaining life of the warrants outstanding is 1.24 years as at December 31, 2015. As at December 31, 2015 the following Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
6,188,688	$0.13	March 1, 2017
258,000	C$0.15	January 24, 2016
7,400,000	$0.20	July 24, 2017
327,800	$0.20	July 24, 2017
11,161,363	$0.63	February 4, 2017
330,795	$0.63	February 4, 2017
25,666,646	$0.44

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the years ended December 31, 2014 and December 31, 2013:

	2014	2013
Risk-free interest rate	1.00%	1.00%
Expected life of warrants	0.93 - 1.07 years	2.0 years
Annualized volatility	125%	125%
Dividend rate	0.00%	0.00%

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

9.

CAPITAL STOCK (cont’d…)

Finder’s Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2012 and December 31, 2013	-	-

Issued	792,000	0.15

Outstanding, December 31, 2014	792,000	0.15

Exercised	(766,800)	0.15

Outstanding, December 31, 2015	25,200	0.15

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit will consist of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

The following assumptions were used for the Black-Scholes valuation of the Finder’s Unit Options issued during the year ended December 31, 2014:

Risk-free interest rate	1.42%
Expected life of warrants	3.0 years
Annualized volatility	125%
Dividend rate	0.00%

As at December 31, 2015 the following Finder’s Unit Options are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
25,200	C$0.15	July 14, 2017

Broker Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2012 and December 31, 2013 and December 31, 2014	-	-

Issued	1,785,818	0.55

Outstanding, December 31, 2015	1,785,818	0.55

Each Broker’s Unit Option entitles the holder to purchase one unit (“Broker Unit”) at an exercise price of C$0.55 until February 4, 2017. Each Broker’s Unit will consist of one common share and one half of one share purchase warrant (“Broker Unit Warrant”), with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.63 until February 4, 2017.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

10.

ACQUISITION OF SWISS POST IRELAND

On February 5, 2015, the Company completed the acquisition of Swiss Post Solutions Ireland Limited (“Swiss Post Ireland”) and acquired (the “Acquisition”) all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the “Purchase Agreement”) with Post CH Ltd. (“Swiss Post”) dated January 2, 2015. The Company incurred legal fees of $16,482 (professional fees) and filing fees of $12,024 (general and administrative) related to this acquisition. On closing the Company made a payment of $260,317 (CHF 240,840) and will be making an additional payment based on actual 2015 revenue earned from Swiss Post Ireland. The maximum additional payment will be up to $909,771 (CHF 841,700) if 2015 revenue earned from Swiss Post Ireland reaches or exceeds EUR 1,195,000. Actual 2015 revenue was EUR 1,201,554.

The present value of the consideration payable was calculated at $890,088.  This was based on the estimated purchase price based on initial cash payment $260,317 (CHF 240,840) on acquisition and future maximum additional payment of $909,771 (CHF 841,700).

Consideration Payable – February 5, 2015	$629,771
Accretion expense	190,000
Foreign exchange fluctuation	(84,265)
Consideration Payable – December 31, 2015	$$735,506

The fair value of the net assets of Swiss Post Ireland prior to closing was as follows:

Cash	$69,300
Receivables	276,443
Prepaid expenses	13,252
Computer equipment	1,465
Accounts payable and accrued liabilities	(104,065)
$256,395

The Company’s purchase price allocation is as follows:

Working capital	$254,930
Computer equipment	1,465
Intellectual property	195,000
Customer relationships	235,000
Goodwill	203,693
$890,088

Goodwill corresponds to the workforce acquired, future growth and is a result of excess purchase consideration over the fair value of identifiable net assets acquired.

For 2015, the Company performed an impairment test, which compared the carrying amount of Snipp Interactive Limited (formally known as Swiss Post Ireland) to the recoverable amount. Snipp Interactive Limited is regarded as its own Cash Generating Unit (CGU), as it is the smallest identifiable group of assets that generates cash inflows, which consists of intellectual property, customer relationships and goodwill as listed above.

Using a five year (and related terminal value) discounted future cash flow model, the Company determined the recoverable amount by calculating its value in use. The recoverable amount of the CGU was determined to be above its carrying value as at December 31, 2015.

The key assumptions used in the discounted future cash flow model in fiscal 2015 include projections surrounding market trends, growth rates and customer retention rates. The model used average annual growth rates between 2% and 21% and pre-tax discount rates of 34%. The analyses concluded there was no impairment on the Snipp Interactive Limited CGU. Management believes that the discount rate reasonably reflect the risks associated with cash flow projections for the business.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

10.

ACQUISITION OF SWISS POST IRELAND (cont’d…)

Swiss Post Ireland revenues of $1,110,137 and net loss of $326,986 are included in the consolidated statements of operations and comprehensive loss. The contribution to the Company’s consolidated revenues and net loss for the year ended December 31, 2015 would have been approximately $1,262,000 and $358,000, respectively, had the Swiss Post Ireland acquisition occurred on January 1, 2015.

11.

ACQUISITION OF HIP DIGITAL MEDIA

On June 10, 2015, the Company completed the acquisition (the “Hip Acquisition”) of all the issued and outstanding shares of Hip Digital Media Inc., (“Hip Digital”) via a merger of a newly-incorporated subsidiary of Snipp (“Merger Sub”) and Hip Digital as set out in the Merger Agreement (the “Merger Agreement”) with Hip Digital dated May 31, 2015, and as amended on June 8, 2015. The Company incurred legal fees of $248,503 (professional fees) and filing fees of $23,589 (general administrative) related to this acquisition.

On closing, the Company made a payment of $100 and issued 3,789,906 common shares of Snipp to Hip Digital shareholders. In addition, the Company will issue to Hip Digital shareholders up to a maximum of 6,737,610 performance shares of Snipp (the “Performance Shares”), subject to Hip Digital meeting certain financial targets during the period beginning on June 10, 2015 and ending on March 31, 2016 (the “Performance Period”). These financial targets are broken into four different tranches during this period of time. If Hip Digital revenue during the Performance Period is below the financial targets as indicated in the Merger Agreement, the amount of Performance Shares issuable will be adjusted proportionately downwards. An earn-out payment (the “Earn-Out Payment”) may be made to the Hip Digital shareholders based on the financial performance of Hip Digital during the period beginning on June 10, 2015 and ended on December 31, 2015 (the “Earn-Out Period”) if Hip Digital revenue during the Earn-Out Period was greater than $8.5 million. The Merger Agreement provides that Snipp will pay the Hip Digital shareholders, in cash, 50% of every dollar of actual total revenue that is above $8.5 million during the Earn-Out Period. No Earn-Out Payment was made, as the actual total revenue was lower than $8.5. Further, Snipp, Hip Digital and an advisor of Hip Digital (the “Advisor”) entered into a settlement agreement (the “Advisory Settlement Agreement”) that provided for the issuance of 456,066 common shares of Snipp to the Advisor in satisfaction of $300,000 owing from Hip Digital to the Advisor. The issuance of these 456,066 shares is also tied to the same financial targets as the Performance Shares and may be adjusted proportionately downwards as per the terms and conditions disclosed above. In addition, in order to reward and incentivize certain key employees and service providers of Hip Digital (the “Bonus Grantees”), the Company may issue up to 1,938,279 common shares of Snipp, subject to the terms of a bonus grant agreement. 697,780 of these shares have been issued in 2015, which have been included as stock-based compensation on the consolidated statements of operations and comprehensive loss. The Performance Shares and shares to be issued to the Advisor are re-valued using the Company’s closing share price at each reporting period end with fluctuations in share price resulting in adjustments to the acquisition consideration payable in equity. These fair value changes are recognized through profit and loss.

The fair value of the consideration to Hip Digital was estimated as follows:

Estimated purchase price based on initial cash payment of $100 and future share issuances	$ 6,090,497
Net liabilities of Hip Digital assumed (as indicated below)	1,288,939
Unallocated Purchase Price (1)	$ 7,379,436

(1)

The Unallocated Purchase Price includes the fair value of Hip Digital’s intangible assets (technology and customer relationships) and any goodwill. The purchase price will be finalized on the Company’s June 30, 2016 interim financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

11.

ACQUISITION OF HIP DIGITAL MEDIA (cont’d…)

The original estimate of the contingent consideration was based on management estimates that Hip Digital would achieve 100% of set targets. As at December 31, 2015, the actual results achieved were 73% for the tranche two target, 31% for the tranche three target and an estimate of 27% for the tranche four target. 3,921,679 shares have been issued in 2015 with another 2,590,223 shares to be issued in the future with a fair value of $937,017 as of December 31, 2015.

Estimated purchase price June 10, 2015	$6,090,497
Change in fair value of acquisition consideration payable in equity	(2,978,926)
Value of shares issued	(2,174,554)
Consideration Payable – December 31, 2015	$$937,017

The fair value of the net liabilities of Hip Digital prior to closing was as follows:

Cash and cash equivalents	$354,477
Accounts receivable	954,469
Deposits, prepaid expenses and other assets	178,383
Fixed assets and intangible assets	7,991
Accounts payable and accrued liabilities	(882,951)
Deferred revenue	(1,901,308)
$(1,288,939)

Hip Digital revenues of $2,730,285 and net loss of $178,045 are included in the statements of operations and comprehensive loss. The contribution to the Company’s consolidated revenues and net loss for the year ended December 31, 2015 would have been $4,680,000 and $305,000, respectively, had the Hip Digital acquisition occurred on January 1, 2015.

12.

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

Cash paid during the year for interest	-	-	-
Cash paid during the year for income taxes	-	-	-

Transactions not involving cash:
Cash acquired (Note 10)	69,300	-	-
Cash acquired (Note 11)	354,477	-	-
Receivables acquired (Note 10)	276,443	-	-
Receivables acquired (Note 11)	954,469	-	-
Prepaid expenses acquired (Note 10)	13,252	-	-
Prepaid expenses acquired (Note 11)	178,383	-	-
Computer equipment acquired (Note 10)	1,465	-	-
Computer equipment acquired (Note 11)	7,991	-	-
Accounts payable and accrued liabilities acquired (Note 10)	104,065	-	-
Accounts payable and accrued liabilities acquired (Note 11)	882,951	-	-
Deferred revenue acquired (Note 11)	1,901,308	-	-
Fair value of financing warrants – derivative liability	55,000	1,613,436	61,077
Fair value of acquisition consideration payable in equity (Note 11)	937,017	-	-
Fair value of corporate advisory fee paid in units	415,782	-	-
Fair value of broker unit options	751,489	-	-

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

13.

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

The carrying value of accounts receivable, due to Swiss Post, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement. The derivative liability and the acquisition consideration is valued using a level 3 fair value measurement.

	December 31, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$ 4,696,617	$ 4,696,617	$ 1,529,457	$ 1,529,457
Fair value through profit and loss – liabilities	(992,017)	(992,017)	(1,613,526)	(1,613,526)
Loans and receivables	2,941,813	2,941,813	523,793	523,793
Other financial liabilities	(4,454,909)	(4,454,909)	(1,261,554)	(1,261,554)
	$ 2,191,504	$ 2,191,504	$ (821,830)	$ (821,830)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At December 31, 2015, the Company had $1,038,204 (2014 - $450,819) in amounts due from customers greater than 90 days and during fiscal 2015 recognized bad debt expense of $103,903 (2014 - $42,582).

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

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. Subsequent to year end, the Company announced a non-brokered private placement, see Note 17 for more information.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

13.

FINANCIAL INSTRUMENTS (cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to Swiss Post that are denominated in a foreign currency. As at December 31, 2015, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $50,000. The Company is also exposed to foreign currency risk due to amounts within its subsidiaries that are denominated in other currencies such as the European Euro, British Pound, Swiss Franc, and Indian Rupee. However, since the amounts denominated in these foreign currencies is relatively low, changes in foreign exchange rates in these currencies are considered immaterial.

The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2015	December 31, 2014

Cash and cash equivalents	C$ 5,388,431	C$ 983,952
Accounts receivable	200,293	5,099
Deposits, prepaid expenses and other assets	106,078	19,752
Accounts payable and accrued liabilities	(771,052)	(46,561)

Total	C$ 4,923,750	C$ 962,242

14.

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has no debt obligations other than deferred revenue, due to related parties, accounts payable and accrued liabilities and amounts due to Swiss Post in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

15.

INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the federal and state statutory income tax rates to loss before income taxes.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2014 - 26.5%) to the effective tax rate is as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013

Net (loss) income before income taxes	$ (3,118,001)	$ (2,564,866)	$ 75,597

Expected income tax recovery at statutory rates	(826,275)	872,050	(25,700)

Effect on income taxes of:
Difference in foreign tax rates	(151,180)	(81,650)	51,230
Tax rate changes and adjustments	108,820	128,650	36,910
Non-deductible expenses	(221,530)	(44,830)	(14,460)
Change in tax benefits not recognized	1,090,165	(874,220)	(47,980)
Recorded in the consolidated statements of operations and comprehensive loss	$ -	$ -	$ -

The following table summarizes the components of deferred tax:

	December 31, 2015	December 31, 2014	December 31, 2013
Deferred tax assets:
Non-Capital Losses Carried Forward Deferred tax liabilities: Intangible Asset Note Payable	$ 15,780 (100,185) (15,595)	- - -	- - -

Deferred  taxes  are  provided  as  a  result  of  temporary  differences  that  arise  due  to  the  differences between the  income  tax  values  and  the  carrying  amount  of  assets  and  liabilities.  Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2015	December 31, 2014	December 31, 2013

Deferred tax assets:
Other temporary differences	$ 78,660	$ 3,990	$ 3,870
Property, plant and equipment	98,010	-	7,530
Intangible assets	948,570	73,000	58,540
Derivative Liability	-	887,990	-
Share issuance and financing costs	791,570	274,070	247,840
Non-capital loss carry forwards	18,237,240	3,755,890	2,083,110

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

15.

INCOME TAXES (cont’d…)

The Canadian and US Non-capital loss carry forwards have increased significantly as a result of acquisitions that took place in the year. On the acquisition of a US company Section 382 of the Internal Revenue Code imposes annual limits on the Company’s ability to utilize its U.S. federal and state net operating loss carryforwards ("NOLs"). The Company’s NOLs will continue to be available to offset taxable income (until such NOLs are either utilized or expire) subject to the Section 382 annual limitation. Ireland non-capital losses of approximately $872,000 will carryforward indefinitely. Share issue and financing costs will be fully amortized in 2019. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company's total Canadian and US non-capital income tax losses expire as follows:

	Canada	US
2025	459,110	-
2026	1,824,300	-
2027	2,650,440	597,631
2028	234,990	3,095
2029	150,270	598,993
2030	165,400	41,908
2031	252,000	405,929
2032	579,580	1,075,941
2033	347,790	3,026,357
2034	1,073,790	1,752,017
2035	2,163,850	2,147,625

16.

COMMITMENTS

The Company has leased office space in the US, Canada and Ireland. The terms of the leases in the various locations range from 1 to 3 years. Future remaining minimum lease payments as at December 31, 2015 are as follows:

2016	$ 259,671
2017	208,156
2018	61,747
$ 529,574

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

December 31, 2015

17.

SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company received proceeds of $16,638 and $14,600 corresponding to warrant and option exercises resulting in 158,000 and 100,000 common shares being issued, respectively.

On February 9, 2016, the Company granted 1,446,180 options to one hundred twelve employees/consultants. The options are to vest one third on February 9, 2017 and then in additional one third increments every year thereafter until fully vested. The options are to be exercisable at a price of C$0.38 per common share and expire after five years.

On February 11, 2016, the Company granted 2,100,000 options to ten officers/directors. The options are to vest one third on February 11, 2017 and then in additional one third increments every year thereafter until fully vested. The options are to be exercisable at a price of C$0.38 per common share and expire after five years.

On February 12, 2016, the Company granted 610,000 options to one hundred twelve employees/consultants. The options are to vest one third on February 12, 2017 and then in additional one third increments every year thereafter until fully vested. The options are to be exercisable at a price of C$0.38 per common share and expire after five years.

On April 21, 2016, the Company announced a non-brokered private placement financing (the “Financing”) of up to C$7,000,000 with C$5,250,000 already subscribed and closed as a first tranche (the “First Tranche”). The Financing will be comprised of up to 23,333,334 common shares (“Shares”) at a market price of C$0.30 per Share with the First Tranche representing 17,500,000 Shares. No commissions or finder's fees were paid in connection with the First Tranche. The net proceeds raised through the Financing will be used for product development, sales and marketing and general working capital purposes.

On April 25, 2016, the Company announced the closing of a second tranche corresponding to a non-brokered private placement financing previously announced on April 21, 2016. The second tranche was comprised of 3,370,000 common shares at a price of C$0.30 per share for gross proceeds of C$1,011,000. No commissions or finder's fees were paid in connection with the second tranche.

On April 28, 2016, the Company announced the closing of a third tranche corresponding to a non-brokered private placement financing previously announced on April 21, 2016. The third tranche was comprised of 1,453,334 common shares at a price of C$0.30 per share for gross proceeds of C$436,000. No commissions or finder's fees were paid in connection with the second tranche.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

Registrant

Dated: May 16, 2016	Signed: /s/ “Atul Sabharwal”
Atul Sabharwal Chief Executive Officer

