Form 20-F
period 2016-12-31
Snipp Interactive Inc.
filed 2017-05-16
CIK 1613092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.     132,536,675 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 86

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

BUSINESS OF SNIPP INTERACTVE INC.

Snipp is a global loyalty and promotions technology company that is focused on developing marketing engagement platforms that generate insights and drive sales. The Company’s solutions include shopper marketing promotions, loyalty, rewards, rebates and receipt processing, and it also provides clients the services and expertise to design, execute and promote their marketing programs. Currently, Snipp provides the following main solution sets:

•

Receipt Processing: The Company’s unique and proprietary SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions and loyalty programs. It supports any qualification criteria, and works across all retailers and all devices. SnippCheck is the industry’s leading receipt processing solution, currently supporting two of the largest CPG loyalty programs and having processed millions of receipts for hundreds of promotions. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

•

Loyalty Programs: The Company’s white-label proprietary SnippLoyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. In particular, the Company is focused on the emerging space of Consumer Packaged Goods and other multi-channel loyalty programs, wherein the combination of its Receipt Processing engine, and its highly customizable loyalty platform and attractive setup profile and economics allows it to significantly differentiate itself from competitors.

•

Promotions: SnippWin, the Company’s proprietary contest platform provides a full range of promotions from contests and simple sweepstakes to instant win programs and tiered, multi-level games. SnippWin is tightly integrated with SnippCheck and allows clients to tie their promotions to actual purchases, thereby getting a clear Return on Investment for the program as well as basket level purchase data from their consumers.

•

Reward Solutions: With the purchase of Hip Digital Media, the Company now has a robust and proprietary digital rewards platform that can be used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company is actively working towards fleshing out its portfolio of rewards and adding new reward categories.

•

Rebate Solutions: The Company’s proprietary “Smarter Rebates” solutions platform that allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

Snipp generates revenue by designing, constructing, implementing and managing these promotions marketing solutions for its customers. Snipp is headquartered in Washington, D.C. with operations in several cities in the United States and international operations in Canada, Ireland, UK, Switzerland, and India.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended December 31, 2016, 2015, and 2014 were derived from the consolidated financial statements of the Company which have been audited by MNP LLP, Chartered Professional Accountants, as indicated in its audit report which is included elsewhere in Annual Report. The financial data for fiscal 2013 and 2012 has been derived from the consolidated financial statements of the Company as audited by MNP LLP which are not included herein.

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

Table No. 1

Selected Financial Data

IFRS

(US$ in 000, except per share data)

	Year Ended Dec. 31, 2016	Year Ended Dec. 31, 2015 *	Year Ended Dec. 31, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012

Revenue	$11,224	$11,890	$3,562	$870	$512
Interest and Other Income (Loss)	$542	$2,668	($1,276)	$906	($635)
Net Income (Loss)	($8,573)	($3,613)	($2,565)	$76	($2,238)
Total Comprehensive Loss	($8,938)	($4,431)	($2,638)	($45)	($2,260)
Basic and Diluted Loss Per Share	($0.07)	($0.04)	($0.04)	$0.00	($0.05)
Dividends Per Share	$0	$0	$0	$0	$0

Working Capital	$190	$3,501	$884	$266	$716
Long-Term Debt	$0	$0	$0	$0	$0
Derivative Liability	$0	($55)	($1,614)	($61)	($1,230)
Shareholder’s Equity (Deficit)	$9,123	$11,292	($369)	$434	($366)
Total Assets	$15,838	$16,738	$2,506	$819	$1,117

Weighted Avg. Shares	122,907	99,346	63,395	48,952	41,590
Shares outstanding at period end	132,537	105,754	69,928	52,453	48,053

*

Certain balance sheet items for fiscal 2015 have been reclassified to reflect price allocation adjustments related to the Hip Digital acquisition.

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

The Company historically has reported operating losses and negative operating cash flow from operations. The Company has incurred net operating losses of $9,114,587 in fiscal 2016, $6,280,419 in fiscal 2015, and $1,288,834 in fiscal 2014, and has an accumulated deficit of $16,952,007 since inception as of December 31, 2016. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company has historically relied upon the sale of common shares to help fund its operations and meet its obligations. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its operational activities that would have a negative effect on the Company’s operations and financial condition.

The Company’s auditors have highlighted the Company’s ability to continue as a “Going Concern”

The Company’s auditor have highlighted the existence of a material uncertainty to conditions which cast significant doubt on the Company’s ability to continue as a “going concern” in its auditors’ report on the Company's consolidated financial statements for the fiscal year ended December 31, 2016. The qualification was included as a result of the Company's need to receive continued financial support from its stakeholders and on the Company’s ability to generate profitable operations. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company’s operating results may experience significant fluctuations and the Company may never achieve sustained profitability:

The Company’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including limitations on its access to funds for working capital and market acceptance of its services, among others. Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future. Therefore, there can be no assurance that the Company will be able to reach profitability on a quarterly or annual basis. The Company has not conducted independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of the Company for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and upon available information concerning the communications and technology industries. If management's assumptions prove to be incorrect, the Company will not be successful in establishing its technology business which would negatively affect the Company’s ability to continue operations.

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

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer Atul Sabharwal, President & Chief Technology Officer Ritesh Bhavnani, Chief Financial Officer Jaisun Garcha, Chief Legal Officer & Executive Vice President Corporate Development Rahoul Roy, and Executive Vice President, Sales Rob Rathke. There is little possibility that this dependence will decrease in the near term. The Company only has "at-will" employment agreements with its key management employees and they are free to leave their employment with the Company at any time. The Company carries no “Key Man” insurance on any of its management, and the loss of any of these individuals is likely to have a negative effect on the Company’s operations. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain the additional qualified personnel that may be required.

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

The authorized share capital of the Company consists of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. As of December 31, 2016, the end of the most recent fiscal year, and as of April 28, 2017, there were 132,536,675 common shares issued and outstanding, and no preferred shares issued and outstanding.

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

•

Hip Digitial Media Inc., a Delaware Corporation; and

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

In August 2016, the company was running a record-breaking 86 simultaneous programs.

In November 2016, the Company launched its new “Loyalty-In-A-Box” solution designed for consumer packaged goods brands. It is an entry-level loyalty platform that is pre-integrated with SnippCheck and SnippRewards.

The Company entered into a new $4 million credit facility with Silicon Valley Bank in November 2016. The credit facility is an accounts receivable line of credit for up to $4 million and provides the Company with additional working capital.

In February 2017, the Company launched Snipp RebateCenter, a cost-effective solution to scaling and efficiently managing rebate promotions across brand portfolios, multiple retailers and geographies. RebateCenter is integrated with SnippCheck and SnippPay, and is a revolutionary product for the rebate promotions market.

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

Currently, Snipp provides the following main solution sets:

•

Receipt Processing: The Company’s unique and proprietary SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions and loyalty programs. It supports any qualification criteria, and works across all retailers and all devices. SnippCheck is the industry’s leading receipt processing solution, currently supporting two of the largest CPG loyalty programs and having processed millions of receipts for hundreds of promotions. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

•

Loyalty Programs: The Company’s proprietary white-label SnippLoyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. In particular, the Company is focused on the emerging space of Consumer Packaged Goods and other multi-channel loyalty programs, wherein the combination of its Receipt Processing engine, and its highly customizable loyalty platform and attractive setup profile and economics allows it to significantly differentiate itself from competitors.

•

Promotions: SnippWin, the Company’s proprietary contesting platform provides a full range of promotions from contests and simple sweepstakes to instant win programs and tiered, multi-level games. SnippWin is tightly integrated with SnippCheck and allows clients to tie their promotions to actual purchases, thereby getting a clear Return on Investment for the program as well as basket level purchase data from their consumers.

•

Reward Solutions: With the purchase of Hip Digital Media, the Company now has a robust proprietary digital rewards platform that can be used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company is actively working towards fleshing out its portfolio of rewards and adding new reward categories.

•

Rebate Solutions: The Company’s proprietary “Smarter Rebates” solutions platform that allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

Principal Markets

Currently the Company’s principal markets are the United States and Canada, with the majority of the revenues from the United States. The Company has also expanded into other markets with sales offices in Ireland, the United Kingdom, Switzerland, and India which service both local clients and other international regions.

The Company allocates revenue on the basis of the location of the customer. The Company’s geographic revenue for the last 3 fiscal years is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
United States	$ 9,134,602	$ 10,129,362	$ 3,486,135
Ireland	855,846	1,110,136	-
International	1,233,279	650,733	75,910
Total	$ 11,223,727	$ 11,890,231	$ 3,562,045

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

•

Cost-effective: No postage costs or expensive product packaging changes, such as on-package codes or labelling, are required.

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

The rewards programs can offer other types of rewards than cash. M&Ms wanted to incentivize sales and build its brand with a movie offer. Consumers who purchased qualifying M&M’S® Brand Products or one specially-marked M&M’S® Brand Chocolate Candies could submit their receipt via text, email or web upload. After validation by Snipp, they would receive a $12 digital reward code from Fandango.

Snipp has conducted a number of campaigns for Henkel. In the Spring of 2017, the Company set up and managed a custom rewards store for Purex laundry detergent. Henkel initiated the campaign to drive customers to switch to Purex laundry detergent, incentivize sales of specific scents, and create excitement around the brand through highly relevant and immediate rewards. Rewards were printed on instantly redeemable coupons (“IRC”) on Purex packaging. Customers with the IRC can take the code, visit the rewards website where they can search, choose, and redeem the code for 2 credits redeemable for a song.

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

The Company has 3 versions of SnippLoyalty which allow customers to scale and customize the product to their specific needs.

SnippLoyalty Base is the entry level product. It has all the core functionality needed to launch and run an effective, low-cost loyalty program. The product includes:

•

Client-branded responsive website

•

Flexible points engine

•

Built-in receipt processing technology

•

Receipt transcription

•

Pre-configured promotions

•

Rewards for engagement activities, such as social media interactions

•

Integrated digital rewards store

•

Insights dashboard

SnippLoyalty Enhanced includes all the features of SnippLoyalty Base with additional features that can be added to a loyalty program. These additional functions include:

•

Customizable member portal

•

Self-administered promotions engine

•

Additional engagement activities

•

Advanced points earning options

•

Enhanced rewards store

•

Third party or brand merchandise

•

Additional promotions options (retailer & location-specific)

•

Segmentation tool

•

Survey tool

SnippLoyalty Enterprise includes all the features of SnippLoyalty Base and Enhanced with additional features which make Enterprise a comprehensive suite with completely custom options. These features include:

•

Dynamic content options for member portal

•

Real-time Point of Sale integrations and points/promotion engine

•

Configurable business rules engine for custom rules

•

Deep database segmentation capabilities

•

Tiering capabilities

•

Integration with 3rd party systems, including eMarketing platforms, ERP systems, e-commerce platforms, etc.

•

Completely customizable rewards store

•

Expanded redemption capabilities

•

Consumer loyalty app

•

Advanced analytics and reporting

In 2015, Snipp also launched a “white-label” app as a companion to SnippLoyalty. This new app is designed for brands who want to extend their loyalty offerings to mobile, and are completely customizable for each clients’ needs. As a white-label product, the brand or store can rebrand the app with their own name and logos. Please refer to the www.snipp.com website to see examples of programs.

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

Gift with Purchase: Give customers a gift with their verified receipt of purchase

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

Snipp offers comprehensive messaging solutions, including alerts, mobile video and picture text messaging, which can be integrated into any campaign. The Company also provides all the backoffice services, including activation, rewards, fulfilment and legal. Please refer to the www.snipp.com website to see examples of programs.

SnippRewards – Rewards and Incentive Platform

Through SnippRewards, brands can incentivize and reward consumers with millions of digital and physical rewards, including cash, products, coupons and experiences. Clients can integrate reward options using an API or the Company’s white-labeled reward store.

SnippRewards offers a wide variety of rewards and fulfillment options. These include:

•

Digital Rewards - including music, movies, apps and games, eBooks and magazines

•

Cash Back (SnippPay) - including Paypal, prepaid cards (physical and digital, store gift cards or pre-paid credit cards), direct-to-bank account, direct-to-credit card, postal checks

•

Movie Tickets (SnippTix) – Online movie tickets, physical ticket vouchers, or a branded movie ticket experience

•

Discount Coupons – including mail to home or print at home

•

Catalog and Physical Prizes – including thousands of popular items, or branded gift items

•

Experiences

•

Charity Gifts

•

Data Rewards through the unique integrations Snipp has with certain Telecoms in the US

The Company offers several methods to implement SnippRewards. It can be hosted by the Company, or on a self-service platform that brands may customize and deploy themselves. The solution can also be integrated into existing infrastructure. SnippRewards can also be fully integrated with other Snipp solutions.

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

Georgia Pacific used SnippCheck and SnippRewards to engage shoppers across the United States and increase basket size for GP products, without affecting brand packaging at retail. Consumers could snap a photo of their receipt showing a qualifying purchase, upload it to a branded Receipt Rewards platform, and post validation instantly receive a reward. For every qualifying purchase of $25 worth of participating GP products, a consumer received a $10 Back to School Prepaid MasterCard®. Consumer participation was 10 times the forecasted level.

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

Snipp Rebates (Marketed as SmarterRebates) - Rebate Solutions

SnippRebates is a convenient, cost-effective alternative to traditional rebate programs.

Users can submit their receipts by picture text messaging, email, web-upload, or traditional mail-in. User submissions are processed using SnippCheck with built-in fraud detection. Users are able to view the status of their rebate submission at any time and are notified of the outcome. SnippRebates supports multiple different qualification criteria including single purchases, purchases over time, quantity or dollar spend thresholds, cross purchases, or a purchase frequency basis. Clients, or their customers, can choose their own rewards delivery mechanisms, including credits to a customer’s bank account or creditor card, pre-paid credit or gift cards, Paypal or Google Wallet, digital coupons, or traditional checks in the mail. Clients also receive demographic and purchase data for all their programs.

In February 2017, the Company launched Snipp RebateCenter, a scalable, cost-effective solution to manage rebate promotions across brand portfolios, multiple retailers, and geographically. The solution is integrated with SnippCheck and SnippPay and gives brands the ability to rapidly configure and customize their own rebate programs, with multiple submission methods and cash payment options. The solution also offers real-time analytics which is connectable to the brand’s Customer Relationship Management (CRM) system or Point-of-Sale (POS) systems.

Pernod Ricard wanted to drive cross brand promotion sales for Kahlua and Keurig to expand their customer base and promote the combination beverage of coffee and Kahlua. The “Give your coffee the hook up” fall rebate promotion allowed consumers who purchase one bottle of 750ml or larger Kahlua AND one 12-pack or larger size of Keurig Original Donut Shop K-Cups to submit their receipt by texting or via web upload to receive a $5 rebate via Paypal or Check.

Current and Anticipated Activities

The promotions marketing industry is a large industry and will continue to represent a key focus area for the Company. Management is also looking to expand its presence in the relatively new and rapidly evolving Consumer Packaged Goods/multi-channel loyalty space. The loyalty management market is anticipated to grow rapidly over the next several years. The purchase level data that the Company collects through its loyalty, rebate and receipt solutions allows it to help brands better plan and optimize all of their advertising spend, which management believes will allow the Company to capture additional share of the global advertising market.

In 2016, management was focused on executing key initiatives that would allow it to generate further growth in 2017 and beyond. Key initiatives included:

•

Launching new versions and iterations of key products, including LoyaltyBase, Smarter Rebates, and Data Rewards, and several iterative improvements to the Promotions platform that improve configurability and reduce implementation costs.

•

Shifting the product sales mix towards longer-term recurring revenue products.

•

Setting up and streamlining internal processes to allow the Company to scale more efficiently in the future at lower cost

In fiscal 2017, the Company is launching Data Rewards, a new type of incentive program developed exclusively by the Company on SnippRewards. With Data Rewards, consumers can receive free data packages they can apply towards their cellphone plans as rewards for participation in promotions. Clients can use the incentives in conjunction with the Company’s SnippCheck receipt processing solution or as standalone rewards in programs. The Company is planning to launch Data Rewards in 2017 with two of the largest wireless telecommunications companies as partners.

Going forward, the Company aims to scale its business in the client segments in which it has successfully operated to date by focusing on further productizing and improving its suite of marketing solutions, and offering those solutions to customers directly. The Company believes it has uniquely differentiated solutions for clients looking to do loyalty programs, purchase-based promotions, rebates, digital rewards and receipt processing and is focused on selling the full range of its solutions to clients. The Company is also actively developing indirect sales channels through partnerships in select industry verticals and regions in North America and internationally. Finally, the Company plans to take an active part in shaping the dynamic promotions industry and to enhance its technology offering and market position through various forms of strategic partnering and merger & acquisition activity. For the first time in its history, the Company entered a new financial year in fiscal 2017 with a significant number of signed contracts and long term recurring SAAS style recurring revenue streams.

Management believes that the Company is well poised in the market for a variety of reasons:

1.

Continued strength of the existing SnippCheck platform

2.

The launch of new product versions for Loyalty, Rewards, Rebates

3.

Multiplier effect of the current organic business model

4.

Effect of continuing to build our sales force and attendance at additional industry events

5.

Increasing requests and opportunities for long term licensing and services contracts given its new products allowing the company to go deeper into its roster of Fortune 500 clients.

6.

Higher acceptance and adoption of the Company’s solutions by marketing professionals

7.

Opportunities to merge and/or acquire complimentary companies

1.

Continued Strength of the Existing SnippCheck Platform

The Company is seeing continued traction with SnippCheck, its mobile receipt processing solution. SnippCheck is one of the pioneers in the space of receipt processing and purchase validation. While there are several new companies that are also offering receipt-based purchase validation, SnippCheck remains the market leader in terms of the number of programs and the size of programs that utilize the SnippCheck platform. It is the leading solution for brands looking to do programs at scale, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners as well as the two largest CPG receipt-based loyalty programs. SnippCheck is unique in that if offers clients 100% accuracy at scale in the processing of its receipts, and with the most friendly user-experience available.

The solution is highly customizable, flexible and extensible and can easily be tailored to meet each client’s unique program needs. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company continually builds on these components with the eventual vision of creating a closed-loop, single-platform solution for marketers across the path to purchase.

SnippCheck remains the cornerstone of the Company’s expansion strategy into new sectors such as Loyalty and Rebates. Multichannel brand categories (like CPG, apparel, electronics, beauty) all face the same constant problem in their marketing activities: how to validate and incentivize consumer purchases and create direct transaction-based connections with them. As receipt processing itself becomes more of an accepted solution to consumers, the value of the SnippCheck platform and its extensibility to other segments continues to increase.

Management believes opportunities exist in acquiring point solutions that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances opportunities exist to consolidate companies in different parts of the promotion marketing eco-system.

2.

New Product versions for Loyalty, Rewards, Rebates

During 2016, management defined and launched new solution lines based on the existing platform and suite of technologies, and has been working on new versions of each of the major products. Snipp Loyalty Base was launched in Q4 and “Smarter Rebates”, a solutions platform in the Rebates space launched in early 2017. Management believes that each of these new solutions lines create further revenue opportunities for the Company in the future.

A.

SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified enterprise loyalty as a key new area for expansion. Management believes there is significant scope to combine its SnippCheck receipt processing solution with an enterprise loyalty platform to create a unique loyalty platform targeted specifically towards consumer brands. Previously, consumer brands were limited in their ability to launch loyalty programs for much the same reasons that they found doing purchase programs difficult: validating purchase. By combining SnippCheck with an enterprise loyalty platform and extending the solution, brands would be able to have a comprehensive, holistic loyalty solution that would enable them to reward customers for both purchase and non-purchase interactions. Furthermore, the Company would be able to target this solution towards its existing set of customers who were already engaged with the Company for promotions programs, thereby generating evergreen programs with higher ticket sizes. Towards that end, the Company spent time finalizing the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. This acquisition closed in February 2015. With the acquisition and the creation of the new SnippLoyalty solution, Management believes the Company is well-positioned to offer consumer brands in developed markets a unique product offering that meets a key need. Furthermore, SnippLoyalty can also be effectively targeted at retailers and services companies across the globe that are also looking for enterprise level loyalty programs for their customers. The Company has already seen considerable sales success in this space, with both extensions from existing clients and new clients signed on to the platform.

B.

SnippReward and Data Rewards: With the acquisition of Hip Digital Media, which closed in June 2015, the Company’s reward platform has been strengthened and enhanced. Hip Digital Media had been a market leader in the distribution of digital content incentives for multichannel brand marketing programs. Hip Digital Media had a full-fledged suite of rewards options available to clients, which in addition to digital content included retailer gift cards, movie tickets, magazine subscriptions and many more. The Company is using the Hip Digital Media rewards platform as the base on which it continues to build and expand its incentives and rewards offerings and has tightly integrated the rewards platform with its SnippCheck and SnippLoyalty platforms, thereby strengthening those product offerings and creating a more comprehensive overall solution. Further it has exposed its APIs for Rewards allowing its Reward Store to be easily integrated into any third-party platform. The Company has already expanded its Rewards offerings to include movie tickets, PayPal and other money back mechanisms. The Company is also planning to expand its Data Rewards platform, a revolutionary new type of incentive program developed exclusively by the Company on its industry-leading SnippRewards platform. With Data Rewards, consumers can receive free data packages they can apply towards their cellphone plans as rewards for promotions they participate in. The Company is planning to launch this early 2017 with two of the largest wireless telecommunications companies as partners.

C.

SnippRebates: The Company is planning to launch its new Snipp Rebate Center and SnippRebates solutions to target the growing rebate industry. The Rebate Center and SnippRebates are designed to reduce costs for manufacturers while providing consumers with a better experience. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs, with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

D.

SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, gaining insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. Because this information is extremely valuable to brands, the Company is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program. As a result, the Company can work with each client to better optimize their promotion spend across those channels.

3.

Multiplier Effect of the Company’s Current Organic Business Model

The Company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business. The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create opportunities for the Company’s continued revenue growth.

a.

Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over 80 traditional promotional windows in the year (e.g. New Years Day, Valentine’s Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take in response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows applicable to their product niche, giving the Company multiple opportunities to sell its promotions solutions.

b.

Multi-Brand Nature of Its Clients: The Company continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies, many of whom belong to the “Big Four” agency holding groups. The Company is currently executing a number of new and repeat campaigns with such clients who invariably work with the Company across multiple brands as the relationship expands. Each of these clients has a large portfolio of brands with their own P&L. Core to Snipp’s growth strategy is in going deeper with each of these multi-brand companies and agencies and capturing additional share of their overall shopper marketing budgets.

c.

Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget." Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions.

4.

Effect of Continuing to Build Our Sales Force and Attendance at Industry Events

The Company has now established itself as a well-known player in the promotions and loyalty marketing space. Management believes that opportunity exists to generate business by continuing to improve productivity and to add to its direct sales, particularly now that it has five well-defined product lines and hundreds of campaigns under its belt. The Company has implemented a salesperson training and identification strategy wherein junior staff are hired as Business Development Representatives (BDRs), responsible for generating leads. As they mature and prove themselves they graduate to becoming junior salespeople and eventually full salespeople. This strategy is bearing fruit; a significant portion of our top salespeople are former BDRs Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals, we may choose to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5.

Increasing requests and opportunities for long term licensing and services contracts given its new products allowing the company to go deeper into its roster of Fortune 500 clients.

Management has been able to sign long term agreements and MSAs with several key clients who are looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs or for longer term evergreen programs. Management continues to be approached by existing clients and is engaged in multiple such new conversations aided by the launch of its Loyalty base and Snipp Rebates products. Opportunity also exists to sign deals with international companies who have previously utilitzed the company’s products in North America. The Company is exploring multiple such sales opportunities.

- 30 -

6.

Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have tested programs and signed deals with the Company across industry segments, the tactics and mechanics that the Company uses to activate, validate and incentivize customers is becoming more mainstream. Consequently, the Company believes that its early-adopter clients are increasingly giving way to more traditional clients who would be willing to work with the Company to help close the loop between advertising and tracking purchases.

7.

Opportunities to merge and/or acquire complimentary companies in its space

The segments of the advertising industry in which the Company participates are inherently fragmented and poised for consolidation. The Company believes it is well positioned to take advantage of opportunities should they arise. The Company already successfully closed two such acquisitions in 2015. Both acquisitions strengthened the Company’s product portfolio and sales operations and have been successfully integrated into the Company. The Company is actively looking to do additional such complementary transactions where they strategically fit with the Company’s growth strategy.

Based on all the factors listed above, the Company believes the business is in a strong position today and is poised to continue its growth into 2017.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in United States Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Standards Board (IASB) and by the IFRS Interpretations Committee (IFRIC).

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

In the year ended December 31, 2016, certain balance sheet items and profit and loss items for the year ended December 31, 2015 have been reclassified between unallocated purchase price, intellectual property, customer relationships, music label contracts and goodwill related to the Hip Digital acquisition.

Year Ended December 31, 2016 vs. Year Ended December 31, 2015

During the year ended December 31, 2016, the Company conducted a strategic redesign of its business following the acquisitions of Swiss Post Digital Solutions and Hip Digital Media in 2015. Management has initiated the integration and cost reduction program which has focused on improving margins, which includes attracting larger and longer-term contracts. This streamlining and integration plan was designed to reduce total costs by over US$2.5 million on an annualized basis and has resulted in a reduction of the Company’s global workforce of nearly 20%, consolidation of three engineering teams into one team and further operational cost reductions across all departmental functions to more closely align costs to the changing product sales mix.

Revenue for the year ended December 31, 2016 was $11,223,727 compared to revenue of $11,890,231 for the year ended December 31, 2015. This represents a decrease of $666,504, or 6%.

Expenses for the current year rose to $20,338,314 from $18,170,650. Significant changes in expenses occurred in salaries and compensation, which rose to $11,448,476 from $7,450,658 as additional personnel was added through the acquisitions of Swiss Post Digital and Hip Digital.  General and administrative costs rose to $1,422,822 from $1,175,954 which is in line with operating a larger organization. Campaign infrastructure costs, which are costs associated with maintaining the Company’s short code for mobile messaging services, cellular network usage and third party campaign components required to support client services, declined 29% to $3,808,736 from $5,367,648. This decline is attributable to the company focusing on reducing its expenditures related to infrastructure costs such as hosting costs, providing fewer insured programs to clients, having access to better data to price out client campaigns at higher margins and carrying out fewer test campaigns to gain credibility and a foothold with clients. Outsourced software development costs were $nil in the current year compared to $119,588 in the year ended December 31, 2015. The need for outsourced development has declined as the Company has hired additional internal software developers. Professional fees, which relate to legal and accounting services, fell to $415,988 from $508,698, and travel costs fell to $304,551 from $571,477. These expenses were higher in 2015 due to one-time costs related to the acquisitions of Swiss Post Digital and Hip Digital. Marketing and investor relations expense rose slightly to $244,119 from $230,056. Bad debt expense was $51,410 compared to $103,903. Depreciation of equipment rose to $51,627 from $21,405, and amortization of intangibles increased to $1,472,943 from $731,978 due to additional amortization recognized as a result of the Hip Digital purchase price allocation and corresponding amortization of allocated and acquired intangible assets. Stock-based compensation was $1,117,642 compared to $1,889,285. These amounts represent non-cash vested portions of stock option grants, and also include the non-cash value of acquisition shares issued to certain acquired management personnel corresponding to the Hip Digital acquisition agreement (2016 - $191,484 | 2015 - $224,997).

Net operating loss was $9,114,587 for the year ended December 31, 2016 compared to net operating loss of $6,280,419 for the year ended December 31, 2015. Other non-operating items during the year ended December 31, 2016 include interest income of $467 compared to $64,720 which is earned on cash held in cashable guaranteed investment certificates. Accretion expense was $nil compared to a loss of $190,000, which was related to the acquisition of Swiss Post Ireland in 2015. Foreign exchange loss was $27,817 compared to loss of $32,596. Change in fair value of derivative liability was a gain of $31,834 compared to a loss of $153,298. This gain or loss is related to common share purchase warrants which are fixed in Canadian dollars while the functional currency of the Company is US dollars. The value of such warrants varies from period to period using the Black-Scholes pricing model and the change in exchange rates. Change in fair value of acquisition consideration payable in equity was $537,381 compared to $2,978,926 in the year ended December 31, 2015. This gain or loss is non-cash and is recognized due to the Company’s fluctuating share price at each quarter end and the associated acquisition performance shares issuable per the terms of the acquisition of Hip Digital. Cumulative translation adjustment was a loss of $365,198 in fiscal 2016 compared to a loss of $818,409 in fiscal 2015 which is related to changes in exchange rates.

Net loss for the year ended December 31, 2016 was $8,572,222 or $0.07 per share compared to a net loss of $3,612,667 or $0.04 per share for the year ended December 31, 2015.

Comprehensive loss for the year ended December 31, 2016 was $8,937,920, compared to a comprehensive loss of $4,431,076, for the year ended December 31, 2015.

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

Expenses for fiscal 2015 rose to $18,170,650 from $4,850,879. Significant changes in expenses occurred in salaries and compensation, which rose to $7,450,658 from $1,573,933 as the Company added additional employees through hiring and the opening of new offices globally and through its acquisitions of Swiss Post Digital and Hip Digital. General and administrative costs rose to $1,175,954 from $143,945 which is consistent with the larger size of the Company in fiscal 2015. Outsourced software development declined to $119,588 from $170,020 as the Company has hired additional internal software developers which has decreased the need for outsourced development. Campaign infrastructure increased to $5,367,648 from $2,431,221, which are costs associated with maintaining the Company’s short code for mobile messaging services, cellular network usage and third party campaign components required to support client services and are consistent with the higher level of sales. Professional fees rose to $508,698 from $98,433, and travel expenses rose to $571,477 from $113,049, as the Company incurred one-time costs related to the review and completion of the acquisitions of Swiss Post Ireland and Hip Digital during the year. Marketing and investor relations increased to $230,056 from $40,595. Bad debt expense rose to $103,903 from $42,582.  Amortization of intangibles increased to $731,978 from $71,519 due to additional amortization recognized as a result of the Hip Digital purchase price allocation and corresponding amortization of allocated and acquired intangible assets. Depreciation of equipment rose to $21,405 from $5,643. Stock-based Compensation increased to $1,889,285 from $159,939. This expense related to stock options granted to directors, officers and employees and represents the non-cash vested portion of these stock option grants.

Net operating loss was $6,280,419 for the year ended December 31, 2015 compared to $1,288,834 for the year ended December 31, 2014. Accretion expense related to the acquisition of Swiss Post Ireland was $190,000 during fiscal 2015. Interest income rose to $64,720 from $6,453 due to higher levels of cash and cash equivalents held in guaranteed investment certificates during fiscal 2015.  Foreign exchange loss was $32,596 compared to $Nil in 2014 due to unfavorable exchange rate changes in fiscal 2015. Change in fair value of derivative liability was a loss of $153,298 compared to a loss of $1,282,485 in the year ended December 31, 2014. This gain or loss is related to common share purchase warrants which are fixed in Canadian dollars while the functional currency of the Company is US dollars. The value of such warrants vary from period to period using the Black-Scholes pricing model and the change in exchange rates.

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

Net loss for the year ended December 31, 2015 was $3,612,667 or $0.04 per share compared to a net loss of $2,564,866 or $0.04 per share for the year ended December 31, 2014.

Comprehensive loss for the year ended December 31, 2015 was $4,431,076, compared to a comprehensive loss of $2,638,216, for the year ended December 31, 2014.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2016 was $189,721, including cash and cash equivalents of $2,375,619.

During the year ended December 31, 2016, the Company entered into a $4,000,000 credit facility with Silicon Valley Bank. The credit facility is used to provide the Company with additional working capital and has a maturity date of November 22, 2017, and is secured by the Company’s intellectual property, which consists of all recognized and unrecognized intangible assets. It bears interest at a range of prime plus 1.25% to 2.5%. During fiscal 2016, the Company incurred $5,514 in interest expense, and as at December 31, 2016, the Company had drawn $2,000,000 on the credit facility. The Company is required to comply with certain financial covenants on a monthly basis. As at and during the year ended December 31, 2016, the Company was in compliance with these covenants.

For fiscal 2017, the Company estimates it will require cash for operations of $10,000,000. The majority of these cash needs are expected to come from operating revenues, including the Company’s sales backlog of approximately $4,000,000 as of December 31, 2016. For the remainder of its cash needs, the Company will require additional financing. In April 2017, the Company announced a non-brokered private placement financing of up to C$4,500,000 to be comprised of up to 45,000,000 common shares at a price of C$0.10 per share.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed during the last 5 fiscal years.

Table No. 2

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued (Cancelled)	Price *	Number of Preferred Shares Issued (Cancelled)	Price	Gross Proceeds or Deemed Value

Fiscal Year 2012	Elimination of Consumer Impulse Common and Preferred Shares	(1,998,020)	-	(700,000)	-	-
	Alya Shares acquired by Snipp	10,550,000	-			US$814,969
	Transaction shares issued by Alya	23,142,305	-	37,499,997		US$3,807
	Redemption of Preferred Shares	-	-	(37,499,997)		(US$3,807)
		13,333,333	C$0.15			US$2,030,600
	Exercise of Stock Options	422,000	C$0.10			US$44,566
	Exercise of Agent’s Options	605,000	C$0.10			US$59,891

Fiscal Year 2013	Private Placement	2,000,000	C$0.10			US$192,520
	Private Placement	2,400,000	C$0.10			US$225,216

Fiscal Year 2014	Private Placement	6,350,000	C$0.10			US$573,469
	Private Placement	10,400,000	C$0.15			C$1,560,000
	Exercise of Stock Options	100,000	C$0.10			C$10,000
	Exercise of Warrants	625,000	various			US$227,628

Fiscal Year 2015	Private Placement	22,322,727	C$0.55			C$12,277,500
	Corporate Finance Advisory Fee	661,591	-			-
	Exercise of Stock Options	524,500	various			US$47,046
	Exercise of Warrants	7,697,800	various			US$1,191,816
	Hip Digital acquisition shares	3,921,679	C$0.68			US$2,174,571
	Hip Digital employee shares	697,780	C$0.425			US$224,997

Fiscal Year 2016	Private Placement	22,323,334	C$0.30			C$6,697,000
	Exercise of Warrants	158,000	C$0.15			C$23,700
	Exercise of Stock Options	100,000	C$0.185			C$18,500
	Hip Digital acquisition shares	3,033,813	C$0.17			US$393,801
	Hip Digital employee shares	1,167,813	C$0.21			US$191,484

* The Company’s private placements of common share units have been denominated in Canadian dollars. Proceeds from the share issuances are denominated in United States dollars as the Company’s functional currency.

Year Ended December 31, 2016

At the close of the fiscal year ended December 31, 2016, the Company’s working capital was $189,721 compared to working capital of $3,500,888 as of December 31, 2015.

Operating Activities used cash of $6,774,050, which included the net loss for the year of $8,572,722. Adjustments for items not involving cash included amortization of intangibles of $1,472,943, depreciation of equipment of $51,627, stock-based compensation of $1,117,642, a change in fair value of derivative liability related to the value of stock purchase warrants of ($31,834), and change in fair value of acquisition consideration payable in equity related to the acquisition of Hip Digital of ($537,381).

Changes in non-cash working capital included an increase in accounts receivable of $1,300,575, a decrease in deposits and prepaid expenses of $30,275, an increase in deferred revenue of $1,069,857, an increase in accounts payable and accrued liabilities of $406,563, and a decrease in due to related parties of $480,445.

Investing Activities used cash of $2,537,234. Additions to equipment used cash of $35,507, additions to intangible assets used cash of $1,639,771, and amounts due to Swiss Post declined by $861,956.

Financing Activities provided cash of $7,234,442. Proceeds from the issuance of common shares provided cash of $5,275,554, share issuance costs used cash of $72,980, proceeds from warrants exercised provided cash of $17,268, and proceeds from options exercised provided cash of $14,600. Proceeds from the $4 million line of credit from Silicon Valley Bank provided cash of $2,000,000.

The effect of exchange rate changes was a decrease of $244,156 during the year. Cash and cash equivalents totaled $2,375,619 as of December 31, 2016 compared to cash of $4,696,617 as of December 31, 2015, a decrease of $2,320,998.

During the year, the Company issued a total of 26,782,960 common shares consisting of the following:

•

22,323,334 common shares were issued pursuant to a non-brokered private placement financing at a price of C$0.30 per share in three tranches for gross proceeds of $5,275,554 (C$6,697,000).

•

3,033,813 common shares were issued for the acquisition of Hip Digital at a deemed value of $393,801;

•

1,167,813 common shares were issued to Hip Digital employees at a deemed value of $191,484;

•

158,000 common shares were issued pursuant to the exercise of stock purchase warrants for proceeds of $40,989;

•

100,000 common shares were issued pursuant to the exercise of stock options for proceeds of $14,600.

Year Ended December 31, 2015

At the close of the fiscal year ended December 31, 2015, the Company’s working capital was $3,500,888 compared to working capital of $884,409 as of December 31, 2014.

Operating Activities used cash of $5,413,706, which included the net loss for the year of $3,612,667. Adjustments for items not involving cash included amortization of intangibles of $731,978, depreciation of equipment of $21,405, stock-based compensation of $1,889,285, a change in fair value of derivative liability related to the value of stock purchase warrants of $153,298, accretion expense related to the acquisition of Swiss Post Ireland of $190,000, and change in fair value of acquisition consideration payable in equity related to the acquisition of Hip Digital of ($2,978,926).

Changes in non-cash working capital included an increase in accounts receivable of $1,187,108, an increase in deposits and prepaid expenses of $32,519, a decrease in deferred revenue of $1,557,743, and an increase in accounts payable and accrued liabilities of $969,291.

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

During the year, the Company issued a total of 35,826,077 common shares consisting of the following:

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

Intangible assets

Intangible assets are recorded at cost when internally generated assets and at fair value when acquired during a business acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Software platform	5 years	Straight-line
Acquired intellectual property	5 years	Straight-line
Acquired customer relationships	5 years	Straight-line
Acquired music label contracts	5 years	Straight-line

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

Acquired intellectual property

The Company acquired intellectual property from the acquisition of Swiss Post Solutions Ireland Limited and Hip Digital Media. The acquired intellectual property is a customer loyalty management platform and a rewards platform. This acquired intellectual property is being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from the acquisition of Swiss Post Solutions Ireland Limited and Hip Digital Media The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired businesses in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

Acquired music label contracts

The Company acquired music label contracts from the acquisition of Hip Digital Media Inc. The acquired music label contracts represent contracts with music labels that provide for the procurement of music content at wholesale pricing and that are then sold for profit to customers as part of customer revenue contracts that have been generating revenue in prior and current fiscal periods. The value of these acquired music label contracts is being amortized over the estimated useful life of 5 years.

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

iii)

The carrying value of intangible assets (capitalized software development, customer relationships, intellectual property and music label contracts) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset.

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

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

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

Snipp Interactive AG, - Swiss Franc;

Hip Digital Media Inc. (USA), - U.S. Dollar; and

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

Foreign exchange gains and losses on intercompany loans receivable from foreign operations, for which settlement is neither planned nor likely to occur in the foreseeable future are recognized in other comprehensive income and accumulated in a separate component of equity, irrespective of the currency the intercompany loan is denominated in. In substance, such an item forms part of the Corporation’s net investment in the foreign operation. Such items are reclassified from equity to profit or loss on disposal of the net investment in foreign operations.

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

The Company has classified its cash and cash equivalents at fair value through profit or loss. The Company’s accounts receivable are classified as loans and receivables.

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

Other financial liabilities: This category includes amounts due to Swiss Post, related parties and accounts payables and accrued liabilities, and working capital line of credit all of which are recognized at amortized cost.

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

When such warrants have an exercise price denominated in a different currency than the functional currency of the Company, these warrants are recorded at their fair value as a derivative liability and classified as fair value through profit or loss. Specifically, if the exercise price of a Financing Warrant is denominated in Canadian dollars the warrants recorded at their fair value and are classified as a derivative liability with the residual amount of the proceeds being allocated to the common shares. For Transaction Warrants that do not qualify as a derivative, the fair value of the warrants are separated on the statements of changes in equity (deficiency). For Financing Warrants that do not qualify as a derivative, the fair value of the warrants are not separated within the statements of changes in equity (deficiency). Proceeds from the exercise of warrants are recorded as share capital in the amount for which the warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the warrants.

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

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

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

Research and Development

The Company performs Research and Development in relation to its technology products. During the last 3 fiscal years, the Company capitalized $1,639,771, $1,038,248, and $200,305 corresponding to internal development of its software platform.

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

Off-Balance Sheet Arrangements

The Company has no other Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 3

Contractual Obligations

As of December 31, 2016

Payments due by period
	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations *	$444,519	$312,646	$131,873	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

* The Operating Lease Obligations are for office leases in the US, Canada, India and Ireland. The US dollar equivalent has been calculated based on the closing New York Federal Reserve exchange rate of C$1.365/ US Dollar, 64.3 Indian Rupee/US Dollar, and 1.10 Euros/US Dollar on December 31, 2016.

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of April 28, 2017 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Ritesh Bhavnani, Atul Sabharwal, and Michael Dillion are residents of the United States, and Michael Cannata and Ram Ramkumar are residents of Canada. Each director was re-elected at the Annual General and Special Meeting held on May 31, 2016.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Ritesh Bhavnani	41	March 1, 2012
Atul Sabharwal	41	March 1, 2012
Michael Cannata (1) (2)	64	October 15, 2015
Michael Dillon (2)	56	April 10, 2014
Ram Ramkumar (1) (2)	65	November 6, 2014

(1) Member of Audit & Risk Committee.
(2) Member of Compensation & Governance Committee.

Table No. 5 lists, as of April 28, 2017, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents of the United States with the exception of Jaisun Garcha, who is a resident of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Atul Sabharwal	Chief Executive Officer	41	March 1, 2012
Ritesh Bhavnani	President and CTO	41	March 1, 2012
Jaisun Garcha	Chief Financial Officer	36	February 3, 2013
Rahoul Roy	Chief Legal Officer and Executive Vice President	42	October 19, 2015
John Fauller	Executive Vice President	38	May 22, 2012
Rob Rathke	Executive Vice President	48	April 17, 2017

Atul Sabharwal serves as Chief Executive Officer and a Director. He was one of the founders of Snipp and has over 19 years' experience in the telecommunications and digital media/mobile space industry. From 2006 to 2012, he served as the Executive Director of the ACME Group, a large telecommunications and energy infrastructure company with interests in South Asia and Africa. Between 2009 and 2011 he served as a board member of eSolar Inc., a Pasadena, CA-based company that is backed by Idealab, Google.org, General Electric Inc., Oak Investment Partners and the Quercus Trust. Mr. Sabharwal stepped down as a director after a successful investment by General Electric Inc. in the company. Mr. Sabharwal also is the founder of the Finalysis Group, a consulting company focused on helping growth businesses with a South Asian component. Between 2005 and 2007 he founded and ran a successful venture that provided remote services such as call center management and lead generation to corporate clients. His earlier roles also include positions at AOL, IBM Business Services (previously PWC Consulting), the Boston Consulting Group and Star TV, a subsidiary of News Corporation. Mr. Sabharwal has a Bachelor of Science degree in Economics (Hons. First Class) from St. Xaviers College, Calcutta, India and a Master of Business Administration degree from the Australian Graduate School of Management, Sydney, Australia and the Wharton School, University of Pennsylvania. Mr. Sabharwal spends 100% of his time on the Company’s affairs.

Ritesh Bhavnani serves as President of the Company, Chief Technology Officer (CTO), and as a Director. He is one of the founders of Snipp and is a 14-year veteran of the digital media/mobile space industry. Mr. Bhavnani founded Snipp in March 2007 and has been working at the Company full-time since May 2010. From 2005 to May 2010, Mr. Bhavnani was employed at McKinsey & Company in its Media, Technology and Telecommunications practices, where he advised Fortune 500 companies, including large media conglomerates and cable providers, on issues related to digital convergence, strategy and online growth. In April 2000, Mr. Bhavnani founded Unsurface Inc., a consumer-facing digital media distribution service that was funded and whose assets were eventually acquired by Sony Music Corporation. From 2001 to 2003, Mr. Bhavnani was the General Manager at Precicompo Pvt Ltd. in India, an automobile component manufacturing business. Mr. Bhavnani has a Bachelor of Science degree from Stanford University, and a Master of Business Administration degree (with distinction) from INSEAD in France and Singapore. Mr. Bhavnani spends 100% of his time on the Company’s affairs.

Jaisun Garcha serves as Snipp’s Chief Financial Officer. He has over 11 years of experience in the financial accounting industry and is experienced in managing all aspects of public company financial and management reporting, forecasting and analysis, corporate governance and risk management. He holds an MBA from Laurentian University and a Bachelor of Science degree, with a double major in computer science and general biology, as well as a Diploma in Accounting from the University of British Columbia. He is a Chartered Professional Accountant (CPA, CGA) and is a member of the Chartered Professional Accountants of British Columbia. Mr. Garcha spends 100% of his time on the Company’s affairs.

Rahoul Roy serves as Chief Legal Officer and Executive Vice President, Corporate Development. He has over 16 years of experience practicing law in both the United States and India, and, prior to joining the Company, was running his own corporate law practice in New York with an international clientele of serial entrepreneurs and multinational corporations. Being dually qualified in both jurisdictions, he advised and assisted clients on various commercial transactions, including venture capital and private equity investments; mergers and acquisitions; the licensing, developing and procuring of technology and content; joint ventures and other strategic alliances; and domestic and international outsourcing arrangements. Before establishing his own practice, Rahoul was a Special Counsel to Brown Rudnick LLP, where he chaired the firm’s India Practice, and a Partner of Poovayya & Co., an Indian law firm. Rahoul obtained his BA. LLB., (Hons) from the National Law School of India, and his LL.M., with Distinction, from the Georgetown University Law Center where he was also on the Dean’s List and an International Institute of Economic Law Fellow. Mr. Roy spends 100% of his time on the Company’s affairs.

John Fauller currently serves as the Company’s Executive Vice President Product and Innovation and is the former Chief Operating Officer. His responsibilities include managing, advising, and conceptualizing industry-leading mobile programs. Mr. Fauller’s previous role was at Condé Nast where he served as Director, Print to Mobile Solutions and spearheaded development of its mobile solutions for reader engagement and advertising. With Condé Nast he created a range of pioneering mobile marketing programs, including the first 2D barcode program in a major publication for Golf Digest, the first truly integrated marketing initiative encompassing print, email, web, SMS, mobile web and 2D barcodes for Allure Magazine, and companion apps for Lucky Magazine and Brides Magazine. He has over 18 years of experience in integrated media, spanning print operations, web design, software development and mobile solutions. Mr. Fauller spends 100% of his time on the Company’s affairs.

Rob Rathke currently serves as the Compay’s Executive Vice President, Sales. He has twenty years of sales, marketing and advertising experience, most of which have been spent in CPG-centric and promotional agencies. He is an award-winning copywriter and has helped create some of the largest and longest running evergreen promotions in North America. Rob has held senior roles in Creative, Strategy, Client Service, Digital and was most recently the VP Integrated Operations, at Match Marketing Group, one of the largest Shopper-Marketing agencies in North America. He has a Masters Degree from the University of Toronto. Mr. Rathke spends 100% of his time on the Company’s affairs.

Michael Dillon serves as a Director of the Company. Mr. Dillon is a seasoned shopper marketing professional with almost twenty years of experience in shopper marketing and retail-related promotion with extensive experience in branding, promotion, retailer activation and loyalty using the latest technologies both in store and online. Mr. Dillon is Founder and Captain of Seven C’s Marketing, a consultancy firm helping brands, agencies and marketing services vendors navigate the path to purchase. Previously, Mr. Dillon was Executive Director of Brand Activations & Shopper Marketing at Colangelo and prior to that Vice President of Shopper Marketing at Catalina Marketing. Mr. Dillon also formerly worked at PepsiCo where he served as Vice President, Brand Activation, Marketing. Mr. Dillon holds a Bachelor of Arts from the University of Georgia and an MBA from the University of Rochester's William E. Simon School of Business. Mr. Dillon spends 10% of his time on the Company’s affairs.

Michael Cannata serves as a Director of the Company. Mr. Cannata is a business strategist and serial entrepreneur with seven start-ups to his credit and senior management experience across a vast array of industries. Mr. Cannata has deep expertise in the field of intellectual property and has been elected to the IAM Strategy 300 list of World Leading IP Experts every year since the inception of the program in 2009. Mr. Cannata is currently Partner and Co-founder at Patent Monetization Inc. (PMI), one of the first specialist patent brokerage firms in North America. He is also currently President of BOCA Advisory Services Inc., patent litigation management company. Mr. Cannata also founded Brokercom Inc. a financial services web-based software company and served as its President & CEO. Mr. Cannata also had a highly successful turn at Cybermation Inc., a systems management mainframe software company. He has both private and public company board experience including Selient Inc. a TSX- V listed corporation that provided loan origination software for the credit union market and Momentum Inc. a TSX listed company that provided managed data center services. Mr. Cannata has an undergraduate degree in business from York University, is the named inventor on five US patents. Mr. Cannata spends 10% of his time on the Company’s affairs.

Ram Ramkumar serves as a Director of the Company. Mr. Ramkumar has had a 25-plus-year career as a successful business entrepreneur and has held numerous senior management and board level positions at several different publicly listed companies. He was chief financial officer, vice-president, operations, and general manager at Reff Inc., a manufacturer of high-end furniture. Subsequently, he was chief executive officer of Inscape Corp., where he oversaw the growth of the company from $20-million to $170-million in annual revenues. The company was recognized as one of the 50 best managed companies in Canada during this period. Mr. Ramkumar is also a principal shareholder and chairman of Process Research Ortech and ASL Print FX, a provider of high-end promotional print solutions to CPG companies, and serves as a director of Continential Precious Minerals Inc, a mineral exploration company traded on the TSX.. He is also a former member of the board of Toronto Rehabilitation Institute, and was a charter member of TiE, a not-for-profit organization that aims to foster entrepreneurial activity. He has previously served on the boards of several publicly listed corporations, including Angoss Software Corp., a provider of business analytics solutions to customers which was traded on the TSX, Cedara Software, a provider of medical imaging software which was traded on the TSX and NASDAQ, and Merge Healthcare, which was traded on the NASDAQ. Mr. Ramkumar spends 10% of his time on the Company’s affairs.

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

COMPENSATION

Beginning in fiscal 2015, the Company began compensating directors with cash compensation for their services in their capacity as directors, or for committee participation. There are no specific terms for payment for services, as cash payments are determined by the Compensation and Governance Committee each quarter based upon the amount of work performed by the individual directors. There are no director’s service contracts providing for benefits upon termination of their position as a Director.

To assist the Company in compensating, attracting, retaining and motivating personnel, including Directors, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on October 5, 2012. An updated Stock Option Plan was approved by a vote of the shareholders at the Annual and Special Meeting of Shareholders held on June 1, 2015, and subsequently reapproved by a vote of the shareholders at the Annual and Special Meeting of Shareholders held on May 31, 2016.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

Name	Fiscal Year	Salary		Options Granted	Other Compensation	Total Compensation

Atul Sabharwal Chief Executive Officer and Director (1)	2016 2015 2014		$279,167 116,667 N/A	500,000 - 250,000	$2,737 284,474 300,000	$281,904 401,141 300,000

Ritesh Bhavnani President, CTO and Director (2)	2016 2015 2014		$279,167 200,000 150,000	500,000 - 250,000	$13,866 210,031 155,855	$293,033 410,031 305,855

Baris Karodogan Former Chief Operating Officer (3)	2016 2015		$161,960 181,548	100,000 1,000,000	$104,420 128,362	$285,968 290,323

Jaisun Garcha Chief Financial Officer (4)	2016 2015 2014	$	N/A N/A N/A	100,000 - 125,000	$165,000 164,287 47,599	$165,000 164.287 47,599

Wilson (Andy) Bell Former Executive Vice President (5)	2016 2015 2014		$81,250 180,000 130,000	100,000 - 250,000	$4,834 31,999 59,168	$86,084 211,999 189,168

John Fauller Executive Vice President (6)	2016 2015 2014		$140,000 130,000 115,000	100,000 - 100,000	$13,739 16,579 28,614	$153,739 146,579 143,614

David Hargreaves Former Chief Client Officer (7)	2016 2015 2014		$230,000 166,667 22,917	200,000 - 750,000	$495 50,202 Nil	$230,495 216,869 22,917

Rahoul Roy Chief Legal Officer (8)	2016 2015		$210,000 33,333	100,000 400,000	$19,713 8,166	$229,713 41,499

Frank Sweeney Former Chief Technology Officer (9)	2016		$83,817	200,000	$8,610	$92,427

Michael Cannata Director (10)	2016 2015	$	N/A N/A	- 200,000	$29,375 9,000	$29,375 9,000

Michael Dillon Director (11)	2016 2015 2014	$	N/A N/A N/A	- 50,000 200,000	$112,250 95,000 Nil	$112,250 95,000 Nil

Susan Doniz Former Director (12)	2016	$	N/A	200,000	$21,750	$21,750

Ram Ramkumar Director (13)	2016 2015 2014	$	N/A N/A N/A	- 50,000 200,000	$35,000 34,500 Nil	$35,000 34,500 Nil

Conrad Swanson, Former Director (14)	2016 2015 2014		N/A N/A N/A	- 50,000 50,000	$27,875 34,500 Nil	$27,875 34,500 Nil

Jim Santora Former Director (15)	2014		N/A	Nil	Nil	Nil

(1)

“Other Compensation” for Atul Sabharwal including $Nil (fiscal 2015 - $83,333; fiscal 2014 - $150,000) for consulting fees for his services as CEO; $Nil (2015 - $200,000; 2014 - $150,000) as an annual bonus; and $2,737 (2015 - $1,141; 2014 - $Nil) for medical insurance.

(2)	“Other Compensation” for Ritesh Bhavnani includes $Nil (2015 - $200,000; 2014 - $150,000) as an annual bonus, and $13,866 (2015 - $10,031; 2014 - $5,855) for medical insurance.
(3)

“Other Compensation” for Baris Karodogan includes annual bonus of $Nil (2015 - $10,000) and $2,719 (2015 - $5,470) for medical insurance. It also includes $101,701 (2015 - $112,892) which is the value of Snipp common shares received pursuant to the acquisition of Hip Digital.

(4)

"Other Compensation" for Jaisun Garcha include $165,000 (2015 - $99,287; 2014 - $32,599) for consulting fees and $Nil (2015 - $65,000; 2014 - $15,000) for annual bonus for his services as CFO. These amounts were paid to 681315 B.C., a private company owned by Jaisun Garcha.

(5)	“Other Compensation” for Wilson Bell includes $Nil (2015 - $20,000; 2014 - $50,000) as an annual bonus and $4,834 (2015 - $11,999; 2014 - $9,168) for medical insurance.
(6)	"Other Compensation" for John Fauller includes $Nil (2015 - $10,000; 2014 - $25,000) as an annual bonus and $13,739 (2015 - $6,579; 2014 - $3,614) for medical insurance.
(7)	"Other Compensation" for David Hargreaves includes $Nil (2015 - $50,000; 2014 - $Nil) as an annual bonus and $495 (2015 - $202; 2014 - $Nil) for medical insurance.
(8)	"Other Compensation" for Rahoul Roy includes $Nil (2015 - $5,000) as an annual bonus and $19,713 (2015 - $3,166) for medical insurance.
(9)	"Other Compensation" for Frank Sweeney is $8,610 for medical insurance.
(10)	“Other Compensation” for Michael Cannata includes directors’ fees of $29,375 (2015 - $9,000).
(11)

“Other Compensation” for Michael Dillon includes $23,000 (2015 - $29,000) for directors’ fees and $89,250 (2015 - $66,000) for consulting fees for services provided in addition to his service as a director.

(12)	“Other Compensation” for Susan Doniz includes directors’ fees of $21,750.
(13)	“Other Compensation” for Ram Ramkumar includes directors’ fees of $35,000 (2015 - $34,500; 2014 - $Nil).
(14)	“Other Compensation” for Conrad Swanson includes directors’ fees of $27,875 (2015 - $34,500; 2014 - $Nil).
(15)	Mr. Santora resigned from the Board of Directors in November 2014.

No funds were set aside or accrued by the Company during Fiscal 2016 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Written Management Agreements

As of April 28, 2017, the Company has written agreements in effect with four of its executive officers.

Atul Sabharwal

Under an Employment Agreement between the Company and Atul Sabharwal dated June 1, 2015, Atul Sabhawal (the “Executive”) agrees to serve as Chief Executive Officer for an annual base salary of $200,000. In addition, he is eligible to receive an annual bonus of up to 100% of his base salary as determined by the Compensation and Governance Committee. The Compensation and Governance Committee will also review the base salary on an annual basis and may increase the annual base salary upon such review. The review will not decrease the base salary unless the decrease is applicable to substantially all senior executives but totaling no more than 20% in the aggregate. Employment is “at will” and may be terminated by either party, and the executive will not be entitled to receive any additional compensation or benefits other than what has accrued and is unpaid except in the case of a change of control. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement.

Ritesh Bhavnani

Under an Employment Agreement between the Company and Ritesh Bhavanai dated June 1, 2015, Ritesh Bhavanai (the “Executive”) agrees to serve as President for an annual base salary of $200,000. In addition, he is eligible to receive an annual bonus of up to 100% of his base salary as determined by the Compensation & Governance Committee. The Compensation  & Governance Committee will also review the base salary on an annual basis and may increase the annual base salary upon such review. The review will not decrease the base salary unless the decrease is applicable to substantially all senior executives but totaling no more than 20% in the aggregate. Employment is “at will” and may be terminated by either party, and the executive will not be entitled to receive any additional compensation or benefits other than what has accrued and is unpaid except in the case of a change of control. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement.

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

Rahoul Roy

Under an employment agreement between the Company and Rahoul Roy (the “Executive”) dated October 19, 2015, the Executive agrees to serve as Chief Legal Officer and Executive Vice President Corporate Development at a starting base salary of $200,000 per year. The Compensation  & Governance Committee will review the base salary on an annual basis and may increase the annual base salary upon such review. The review will not decrease the base salary unless the decrease is applicable to substantially all senior executives but totaling no more than 20% in the aggregate. The Executive is also eligible to receive a cash bonus as determined by the Compensation  & Governance Committee. Employment is “at will” and can be terminated by either the Executive or Company at any time and for any reason, with or without cause, by providing at least 4 weeks prior written notice.

Rob Rathke

Under an employment agreement between the Company and Rob Rathke effective April 17, 2017, Mr. Rathke agrees to serve as Executive Vice President, Sales at a base salary of C$180,000. Mr. Rathke will also be granted 250,000 stock options under the Company’s Stock Option Plan. Employment is for no specific peiod of time, and will be in Probation for an initial period of 3 months. During the Probation period, employement will be “at will” and can be terminated by either Mr. Rathke or the Company at any time for any reason, with or without cause. After the Probation period, employment may be terminated by either Mr. Rathke or the Company with mutual written consent of the parties; by the Employee with 30 days written notice; by the Company at any time for just cause; or by the Company without just cause by providing the required minimum amount of notice (which in the first 12 months of employment is 2 weeks’ notice) or, at the Company’s option, pay in lieu of notice and severance pay.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Company’s corporate governance practices are the responsibility of the Board.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit & Risk Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends incentive stock options.

The Board of Directors currently consists of five directors: Ram Ramkumar (Chairman), Ritesh Bhavnani (President), Atul Sabharwal (CEO), Michael Cannata, and Michael Dillon, Currently, two of the Company’s directors are classified as “Independent”. Bhavnani and Sabharwal are Company employees, and Dillon performs consulting work for the Company. Cannata and Ramkumar are independent. The Compensation & Governance Committee has determined that the current size and constitution of the Board is appropriate for the Corporation’s current stage of development.

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

At present, the Board has two formal committees of the Audit & Risk Committee and Compensation & Governance Committee. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, are able to provide significant and valuable independent supervision over management.

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

Compensation

Compensation matters are delegated by the Board to the Compensation & Governance Committee. The Corporation may grant stock options to directors of the Corporation in consideration for their services provided to the Corporation.

Assessment of Effectiveness

At present, the Board does not have a formal process for assessing the effectiveness of the Board, its committees and individual directors. These matters are dealt with on a case by case basis at the Board level.

Audit Committee

The Company's Audit & Risk Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit & Risk Committee Charter was included in the Company’s Management Information Circular dated April 27, 2015 which has been filed as an exhibit to the Company’s Form 6-K filed on May 11, 2015.

The Audit & Risk Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit & Risk Committee shall be composed of a minimum of three members of the Board of Directors, a majority of which are considered to be “independent”. All members of the Audit & Risk Committee shall be generally knowledgeable in financial and auditing matters, especially possessing the ability to read and understand fundamental financial statements. The Board shall appoint one member of the Committee as chair.

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

Members

The current Audit & Risk Committee members are Ram Ramkumar (Chair) and Michael Cannata. All the current members are “independent”. Each member is financially literate. The Committee met 4 times in 2016.

Compensation & Governance Committee

The Board has a Compensation  & Governance Committee which is tasked with reviewing the compensation and establishing compensation policies for the Company’s executives. The Committee also designs compensation packages to attract, retain and motivate quality employees while not exceeding market rates. The recommendations committee are reached primarily by comparing the remuneration paid by the Company with publically available information on remuneration paid by other reporting issuers that the Compensation & Governance Committee feels are comparable issuers within the same business of the Corporation.

The Compensation & Governance Committee operates under a written charter which was adopted on May 1, 2017. The size of the Committee will be set the Board of Directors, but must always consist of at least 2 directors, the majority of which will be independent. The Board shall appoint one member of the Committee as chair.

The current Compensation & Governance Committee members are Michael Cannata (Chair), Ram Ramkumar, and Michael Dillion. Michael Cannata and Ram Ramkumar are considered to be “independent”. All members of the Compensation  & Governance Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses. The Committee met 3 times in 2016.

Staffing

As of April 28, 2017, the Company has 109 employees and 5 executive officers (March 31, 2016 – 112 employees and 9 executive officers). These employees include 52 in Engineering (3 in the United States, 15 in Canada, 16 in India, and 18 in Ireland); 6 in Marketing (3 in Canada and 3 in India); 23 in Operations (15 in the United States, 2 in Canada, 3 in India, and 3 in Ireland); 19 in Sales (8 in the United States, 9 in Canada, and 2 in Switzerland), 1 product manager (USA) and 8 in finance and administration (1 in Ireland and 7 in India). The Company also engages consultants on an as needed basis.

The Company currently has its primary offices in Washington, D.C., Dallas, Milwaukee, Vancouver, Toronto, Cork, Ireland, and Mumbai, India.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 7 lists, as of April 28, 2017, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Atul Sabharwal (1)	7,543,763	5.67%
Common	Ritesh Bhavnani (2)	7,694,264	5.78%
Common	Jaisun Garcha (3)	2,477,666	1.86%
Common	John Fauller (4)	999,999	0.75%
Common	Rahoul Roy (5)	1,579,882	1.19%
Common	Michael Cannata (6)	66,667	0.05%
Common	Michael Dillon (7)	233,333	0.18%
Common	Ram Ramkumar (8)	733,333	0.56%

	Total Directors/Officers	21,328,907	15.64%

(1)

Of these shares, 633,332 represent currently exercisable stock options. An additional 416,668 stock options have been granted but have not yet vested. The individual also has 2,422,891 stock purchase warrants whose expiry has conditionally been extended until March 1, 2018 but are not exercisable unless disinterested shareholder approval is obtained at the Annual General & Special Meeting scheduled for June 16, 2017.

(2)

Of these shares, 633,332 represent currently exercisable stock options. An additional 416,668 stock options have been granted but have not yet vested. The individual also has 2,422,891 stock purchase warrants whose expiry has conditionally been extended until March 1, 2018 but are not exercisable unless disinterested shareholder approval is obtained at the Annual General & Special Meeting scheduled for June 16, 2017.

- 57 -

(3)

Of these shares, 400,000 represent currently exercisable warrants and 266,666 represent currently exercisable stock options. An additional 108,334 options have been granted but have not yet vested. 200,000 of the common shares are owned by 681315 B.C., a private company owned by Jaisun Garcha.

(4)	Of these shares, 999,999 represent currently exercisable stock options. An additional 100,001 stock options have been granted, but not yet vested.
(5)

Of these shares, 433,333 represent currently exercisable share purchase options. An additional 66,667 stock options have been granted, but not yet vested. The individual also has 309,434 stock purchase warrants whose expiry has conditionally been extended until March 1, 2018 but are not exercisable unless disinterested shareholder approval is obtained at the Annual General & Special Meeting scheduled for June 16, 2017

(6)	Of these shares, 66,667 represent currently exercisable stock options. An additional 133,333 options have been granted but not yet vested.
(7)	Of these shares, 233,333 represent currently exercisable stock options. An additional 16,667 stock options have been granted but not yet vested.
(8)

Of these shares, 233,333 represent currently exercisable stock options. An additional 16,667 stock options have been granted but not yet vested. 500,000 of the common shares are owned by Anur Investments Ltd., a private company owned by Ram Ramkumar and his wife

Based upon 132,536,675 common shares outstanding as of April 28, 2017, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9

On April 28, 2017, the shareholders' list for the Company's common shares showed 50 registered shareholders, including depositories, and 132,536,675 common shares issued and outstanding. Of the total registered non-depository shareholders, 21 are resident in Canada holding 130,054,315 common shares, or 98% of the total issued and outstanding; 24 are resident in the United States holding 1,167,813 common shares, or 1% of the total issued and outstanding; and 5 are resident in other countries holding 704,872 common shares, or 1% of the total issued and outstanding.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of April 28, 2017, persons and/or companies holding 5% or more beneficial interest in the Company's outstanding common stock

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Sajjad Ebrahim (1)	23,152,136	17.47%
Common	Atul Sabharwal (2)	7,543,763	5.67%
Common	Ritesh Bhavnani (3)	7,694,264	5.78%

(1)

19,752,136 of these shares are common shares held by Lark Investments Inc., a private investment company for which Mr. Ebrahim serves as an officer. 2,946,410 are owned by Mr. Ebrahim directly, and 453,590 are held in RRSP’s for which Mr. Ebrahim has voting control.

(2)

Of these shares, 633,332 represent currently exercisable stock options. An additional 416,668 stock options have been granted but have not yet vested. The individual also has 2,422,891 stock purchase warrants whose expiry has conditionally been extended until March 1, 2018 but are not exercisable unless disinterested shareholder approval is obtained at the Annual General & Special Meeting scheduled for June 16, 2017.

(3)

Of these shares, 633,332 represent currently exercisable stock options. An additional 416,668 stock options have been granted but have not yet vested. The individual also has 2,422,891 stock purchase warrants whose expiry has conditionally been extended until March 1, 2018 but are not exercisable unless disinterested shareholder approval is obtained at the Annual General & Special Meeting scheduled for June 16, 2017.

Based upon 132,536,675 common shares outstanding as of April 28, 2017, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

As of December 31, 2016, the Company owed a total of $76,610 (2015 - $557,055; 2014 - $399,578) to Officers and Directors which represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured, and have no specified terms of repayment.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2016, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value, and an unlimited number of Preferred Shares without par value.  There were 132,536,675 Common Shares and no Preferred Shares issued and outstanding as of December 31, 2016 and April 28, 2017.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2017;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2017; and

•

each of the last five fiscal years ending December 31, 2016.

The Company first commenced trading on August 25, 2010 under the symbol “ALY.P”. Upon the completion of the Company’s Qualifying Transaction, the stock resumed trading under its new symbol “SPN” on March 6, 2012.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2017	$ 0.09	$ 0.05	$ 0.07
February 2017	0.13	0.09	0.09
January 2017	0.16	0.12	0.13
December 2016	0.17	0.12	0.14
November 2016	0.16	0.11	0.13
October 2016	0.19	0.14	0.14

Three Months Ended March 31, 2017	$ 0.16	$ 0.05	$ 0.07
Three Months Ended December 31, 2016	0.19	0.11	0.14
Three Months Ended September 30, 2016	0.20	0.12	0.17
Three Months Ended June 30, 2016	0.38	0.17	0.19

Three Months Ended March 31, 2016	$ 0.32	$ 0.29	$ 0.32
Three Months Ended December 31, 2015	0.45	0.45	0.45
Three Months Ended September 30, 2014	0.38	0.15	0.31
Three Months Ended June 30, 2015	0.19	0.14	0.17

Three Months Ended March 31, 2015	$ 0.72	$ 0.68	$ 0.69
Three Months Ended December 31, 2014	0.63	0.09	0.61
Three Months Ended September 30, 2014	0.38	0.15	0.31
Three Months Ended June 30, 2014	0.19	0.14	0.17

Fiscal Year Ended December 31, 2016	$ 0.38	$ 0.11	$ 0.14
Fiscal Year Ended December 31, 2015	0.72	0.14	0.45
Fiscal Year Ended December 31, 2014	0.63	0.09	0.61
Fiscal Year Ended December 31, 2013	0.13	0.05	0.13
Fiscal Year Ended December 31, 2012	0.24	0.08	0.12

The Company's common shares also trade Over-the-counter in the United States on OTC Link (formerly Pink Sheets) under the symbol “SNIPF”. The shares began to trade on OTC Link on February 19, 2016.

Table No. 9a lists the volume of trading and high, low and closing sale prices on OTC Link for the Company's common shares since inception of trading.

Table No. 9a

OTC Link Over-the-counter

Common Shares Trading Activity

	- Sales-
	United States Dollars
Period	High	Low	Close

March 2017	$ 0.07	$ 0.06	$ 0.06
February 2017	0.10	0.07	0.07
January 2017	0.10	0.09	0.09
December 2016	0.12	0.09	0.09
November 2016	0.10	0.09	0.10
October 2016	0.14	0.10	0.10

Three Months Ended March 31, 2017	0.10	0.06	-0.06
Three Months Ended December 31, 2016	0.14	0.09	0.09
Three Months Ended September 30, 2016	0.14	0.09	0.14
Three Months Ended June 30, 2016	0.68	0.13	0.15
Three Months Ended March 31, 2016	0.26	0.20	0.24

Table No. 10 lists, as of April 28, 2017, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

7,727,800	$0.20	July 14, 2017
6,188,688	$0.13	March 1, 2018 (1)
TOTAL 13,916,488

(1) These warrants were to expire on March 1, 2017. The Company applied to the TSX Venture Exchange to extend the expiry date until March 1, 2018 which has been granted. However, these warrants are not exercisable unless disinterested shareholder approval is obtained at the Annual General & Special Meeting scheduled for June 16, 2017.

Table No. 10a lists, as of April 28, 2017, Finder’s Options outstanding, the exercise price, and the expiration date of the options.

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

During fiscal 2016, the Company issued 26,782,960 common shares:

•

The Company closed the first, second and third tranches of a non-brokered private placement financing consisting of 22,323,334 common shares issued at a price of C$0.30 per share for proceeds of $5,275,554 (C$6,697,000).

•

158,000 common shares were issued pursuant to the exercise of warrants for proceeds of $40,898.

•

100,000 common shares were issued pursuant to the exercise of stock options at a price of C$0.185 per share for proceeds of $14,600 (C$18,500).

•

3,033,813 common shares were issued as part of the Hip Digital acquisition shares at a deemed price of C$0.17 per share for a deemed value of $393,801 (C$516,479).

•

1,167,813 common shares were issued to Hip Digital employees at a deemed value of $191,484 (C$246,742)

During Fiscal 2015, the Company issued 35,826,077 common shares:

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

- 64 -

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

•

10,400,000 common share units were issued pursuant to a non-brokered private placement. Each common share unit was issued at a price of C$0.15 per unit for gross proceeds of $1,450,020 (C$1,560,000). Each unit consisted of on common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.20 until July 14, 2017. The Company paid finder’s fees of $110,425 (C$119,086) and filing fees of $8,661 (C$9,318) in cash and issued 792,000 finder’s options. Each finder’s option allows the holder to purchase one unit at C$0.15 until July 14, 2017. Each finder’s unit will consist of one common share and one common share purchase warrant, with each warrant convertible into one common share at an exercise price of $0.20 until July 14, 2017.

•

100,000 common shares were issued pursuant to the exercise of stock options for proceeds of $9,314.

•

625,000 common shares were issued pursuant to the exercise of warrants for proceeds of $227,628.

Shares Issued for Assets Other Than Cash

During fiscal 2016, the Company issued 3,033,813 common shares and issued 1,167,813 common shares to Hip Digital employees pursuant to the Hip Digital acquisition agreement.

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

The Company has a “Fixed” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was originally approved by shareholders at the Annual and Special Meeting of shareholders held on October 5, 2012 and was continued by a vote of the shareholders at the Annual and Special Meeting held on May 31, 2016.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of April 28, 2017, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Atul Sabharwal, CEO and Director	100,000 200,000 250,000 500,000	100,000 200,000 166,666 166,666	$ 0.10 0.12 0.55 0.38	February 25, 2018 December 18, 2018 December 29, 2019 February 11, 2021

Ritesh Bhavnani, President and Director	100,000 200,000 250,000 500,000	100,000 200,000 166,666 166,666	$ 0.10 0.12 0.55 0.38	February 25, 2018 December 18, 2018 December 29, 2019 February 11, 2021

Jaisun Garcha, Chief Financial Officer	50,000 100,000 125,000 100,000	50,000 100,000 83,333 33,333	$ 0.10 0.12 0.55 0.38	February 25, 2018 December 18, 2018 December 29, 2019 February 11, 2021

John Fauller, Executive Vice President	500,000 200,000 200,000 100,000 100,000	500,000 200,000 200,000 66.666 33.333	$ 0.19 0.10 0.12 0.55 0.38	August 27, 2017 February 25, 2018 December 18, 2018 December 29, 2019 February 11, 2021

Rahoul Roy, Chief Legal Officer	400,000 100,000	400,000 33,333	$ 0.40 0.38	October 19, 2020 February 11, 2021

Michael Cannata, Director	200,000	66,667	$0.465	October 14, 2020

Michael Dillon, Director	200,000 50,000	200,000 16,666	$0.105 0.68	April 10, 2019 June 8 2020

Ram Ramkumar, Director	200,000 50,000	200,000 16,666	$ 0.34 0.68	November 6, 2019 June 8 2020

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Employees/Consultants/ Former Officers/Directors	225,000 100,000 150,000 100,000 450,000 100,000 50,000 100,000 500,000 175,000 950,000 83,333 596,667 200,000 50,000 1,842,555 455,000 180,000 200,000 50,000 120,000 967,680 500,000 210,000 356,000	225,000 100,000 150,000 100,000 450,000 100,000 50,000 100,000 500,000 100,000 633,336 83,333 397,778 133,333 16,667 614,185 151,667 60,000 125,000 16,667 40,000 322,560 166,667 70,000 Nil	$0.19 0.10 0.10 0.10 0.12 0.10 0.185 0.25 0.34 0.33 0.55 0.65 0.68 0.65 0.68 0.41 0.41 0.41 0.44 0.45 0.42 0.38 0.38 0.38 0.15

August 27, 2017

February 15, 2018

February 25, 2018

July 15, 2018

December 18, 2018

April 20, 2019

August 11, 2019

September 10, 2019

November 6, 2019

November 26, 2019

December 29, 2019

January 27, 2020

February 9, 2020

March 26, 2020

June 8, 2020

July 9, 2020

August 13, 2020

September 15, 2020

October 5, 2020

October 22, 2020

November 10, 2020

February 9, 2021

February 11, 2021

February 12, 2021

December 15, 2021

Total Officers and Directors	4,775,000	3,466,661

Total Employees/Consultants/ Former Officers/Directors	8,711,235	4,706,193

Total	13,486,235	8,172,854

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

- 72 -

6.

Employment Agreement between the Company and Atul Sabharwal dated June 1, 2015. Under the agreement, Mr. Sabhawal agrees to serve as Chief Executive Officer for an annual base salary of $200,000. The annual salary is subject to adjustment at the discretion of the Company’s Board of Directors. The employee is also eligible for an annual incentive bonus of up to 100% of his base salary. Employment is “at will” and may be terminated by either party. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Form 20-F Annual Report.

7.

Employment Agreement between the Company and Ritesh Bhavnani dated June 1, 2015. Under the agreement, Mr. Bhavnani agrees to serve as President for an annual base salary of $200,000. The annual salary is subject to adjustment at the discretion of the Company’s Board of Directors. The employee is also eligible for an annual incentive bonus of up to 100% of his base salary. Employment is “at will” and may be terminated by either party. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Form 20-F Annual Report

8.

Employment agreement between Hip Digital and Baris Karadogan originally dated January 1, 2011 and as amended on June 2, 2011. Under the agreement, Mr. Karadogan agrees to serve as the CEO of Hip Digital for an annual base salary of $250,000. He will also be eligible for a bonus as determined by the Board of Directors. Mr. Karadogan has the right to terminate the agreement upon 60 days’ notice. The Company may terminate the agreement upon 30 days’ notice or immediately for cause. If he is terminated for any other reason than cause, then Mr. Karadogan and the Company shall enter into a consulting agreement under which the Executive will provide 5 hours of consulting work per month at an hourly rate of $50 per hour for a period which will end on December 31, 2016. If the Executive is terminated within 6 months of a change of control for any reason other than for cause, disability, or death, the Executive shall be entitled to severance paid for 4 months at the current rate of base salary, and a pro-rated payment of the Executive’s targeted bonus for the year to be paid over 6 months. The agreement originally had a term of 1 calendar year, but two months prior to the end of the agreement term, the parties shall begin a discussion regarding an extension or renewal of the agreement. If either party wishes not to renew or extend the agreement, they shall deliver the other party notice no later than one month prior to the end of the agreement term. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Form 20-F Annual Report..

- 73 -

9.

Employment agreement between the Company and David Hargreaves dated November 4, 2014. Mr. Hargreaves agrees to serve as Chief Customer Satisfaction Officer for a base salary of $150,000 annually. Such salary will be reviewed at regular intervals, and may be increased at the sole discretion of the Company. The Executive’s performance will also be reviewed by the Compensation & Governance Committee to determine if the performance warrants a bonus payment. Employment is “at will” and may be terminated by either party at any time and for any reason, with or without cause. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Form 20-F Annual Report.

10.

Employment agreement between the Company and Rahoul Roy dated October 19, 2015. Mr. Roy agrees to serve as Chief Legal Officer and Executive Vice President Corporate Development at a starting base salary of $200,000 per year. The Compensation  & Governance Committee will review the base salary on an annual basis and may increase the annual base salary upon such review. The Executive is also eligible to receive a cash bonus as determined by the Compensation & Governance Committee. Employment is “at will” and can be terminated by either the Executive or Company at any time and for any reason, with or without cause, by providing at least 4 weeks’ prior written notice. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Form 20-F Annual Report.

11.

Employment agreement between the Company and Rob Rathke effective April 17, 2017. Mr. Rathke agrees to serve as Executive Vice President, Sales at a base salary of C$180,000. Mr. Rathke will also be granted 250,000 stock options under the Company’s Stock Option Plan. Employment is for no specific peiod of time, and will be in Probation for an initial period of 3 months. During the Probation period, employement will be “at will” and can be terminated by either Mr. Rathke or the Company at any time for any reason, with or without cause. After the Probation period, employment may be terminated by either Mr. Rathke or the Company with mutual written consent of the parties; by the Employee with 30 days written notice; by the Company at any time for just cause; or by the Company without just cause by providing the required minimum amount of notice (which in the first 12 months of employment is 2 weeks’ notice) or, at the Company’s option, pay in lieu of notice and severance pay. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2016 Form 20-F Annual Report.

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

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

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

Statement by Experts

The Company’s auditors for the financial statements for its fiscal years ended December 31, 2016, 2015, and 2014 was MNP LLP, Chartered Professional Accountants. The audit report is included with the related financial statements.

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s head office located at 1605 Connecticut Ave NW, Washington DC 20009.

Item 11.  Disclosures about Market Risk

The Company is subject to certain kinds of Market Risk.

Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect the Company’s profit or loss and comprehensive profit or loss by approximately $Nil (2015 - $Nil).

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents,  accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at December 31, 2016, the Company held cash and cash equivalents as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, British Pound, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2015 - $50,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2016	December 31, 2015

Cash and cash equivalents	C$ 295,048	C$ 5,388,431
Accounts receivable	341,216	200,293
Deposits, prepaid expenses and other assets	72,339	106,078
Accounts payable and accrued liabilities	(671,732)	(771,052)

Total	C$ 36,871	C$ 4,923,750

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2016. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2016, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by IASB.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit & Risk Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit & Risk Committee.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2016.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit & risk committee.  The Company’s Audit & Risk Committee consists of two independent directors, given the resignation of Ms. Doniz on April 6, 2017, both of whom are both financially literate and very knowledgeable about the Company’s affairs.  Pursuant to Section 3.5(b) of NI 52-110, Snipp has until October 6, 2017 to fill the vacancy resulting from the resignation of Ms. Doniz. Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to augment its Board with a financial expert.

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

Item 16C.  Principal Accountant Fees and Services

The Audit & Risk Committee is directly responsible for the appointment, compensation and oversight of auditors; the audit & risk committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit & Risk Committee Charter includes a procedure for the review and pre-approval of any services performed by the Company's auditor, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of the auditor for audit and permitted non-audit services are submitted to the finance and audit & risk committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by MNP LLP are included in Table No. 12:

Table No. 12 Principal Account Fees and Services

Type of Service	Fiscal Year 2016	Fiscal Year 2015

Audit Fees	$ 78,338	$ 40,904
Audit Related Fees	1,887	13,176
Tax Fees	8,561	2,969
All Other Fees	Nil	Nil
Total	$ 88,786	$ 57,049

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

Audited Financial Statements

Report of Independent Registered Public Accounting Firm of MNP LLP, Chartered Professional Accountants, dated May 1, 2017.

Statements of Financial Position at December 31, 2016 and 2015.

Statements of Operations and Comprehensive Loss for the years ended December 31, 2016, 2015 and 2014.

Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014.

Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014.

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

k.

Employment agreement between the Company and Rob Rathke effective April 17, 2017. ****

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

i)

Compensation and Corporate Governance Committee Charter ****

*

Filed as exhibits to the Company’s Form 20-F Registration filed on October 22, 2014.

**

Filed as exhibits to the Company’s Form 20-F Registration Amendment No. 2 filed on February 25, 2015

***

Filed as exhibits to the Company’s 2015 Form 20-F Annual Report

****

Filed as an exhibit to the Company’s 2016 Form 20-F Annual Report

SNIPP INTERACTIVE INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars unless otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Independent Auditors’ Report

To the Shareholders of SNIPP Interactive Inc.

We have audited the accompanying consolidated financial statements of SNIPP Interactive Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information

Management's Responsibility for the Consolidated Financial Statements

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SNIPP Interactive Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on SNIPP Interactive Inc.’s ability to continue as a going concern.

Chartered Professional Accountants Licensed Public Accountants

Mississauga, Ontario

May 1, 2017

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
As at
		December 31, 2016	December 31, 2015 (Note 11)
ASSETS
Current
Cash and cash equivalents	(Note 3)	$ 2,375,619	$ 4,696,617
Accounts receivable, net of allowance for doubtful accounts of		4,242,388	2,941,813
$70,811 (2015 - $161,457)
Deposits, prepaid expenses and other assets		286,592	316,867
		6,904,599	7,955,297
Equipment	(Note 5)	105,839	121,959
Intangible assets	(Note 6, 11)	5,484,587	5,317,759
Goodwill	(Note 10, 11)	3,343,129	3,343,129
		$ 15,838,154	$ 16,738,144
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities		$ 2,676,646	$ 2,270,083
Deferred revenue	(Note 2)	1,961,622	891,765
Due to related parties	(Note 7)	76,610	557,055
Due to Swiss Post	(Note 10)	-	735,506
Working Capital Line of Credit	(Note 13)	2,000,000	-
		6,714,878	4,454,409
Acquisition Consideration payable in equity	(Note 11)	-	937,017
Derivative liability	(Note 8)	-	55,000
		6,714,878	5,446,426
Shareholders’ equity
Common shares		22,815,647	16,972,290
Warrants		421,796	421,796
Contributed surplus		4,237,448	3,311,327
Deficit		(16,952,007)	(8,379,285)
Accumulated other comprehensive loss		(1,399,608)	(1,034,410)
		9,123,276	11,291,718
		$ 15,838,154	$ 16,738,144
Approved and authorized by the Board of Directors on May 1, 2017.

“Atul Sabharwal ” Director	“Ritesh Bhavnani ” Director
Atul Sabharwal	Ritesh Bhavnani
The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)
	Year	Year	Year
	Ended	Ended	Ended
	December 31, 2016	December 31, 2015 (Note 11)	December 31, 2014
REVENUE	$ 11,223,727	$ 11,890,231	$ 3,562,045
EXPENSES
Salaries and compensation	11,448,476	7,450,658	1,573,933
General and administrative	1,422,822	1,175,954	143,945
Campaign infrastructure	3,808,736	5,367,648	2,431,221
Outsourced software development	-	119,588	170,020
Professional fees	415,988	508,698	98,433
Marketing and investor relations	244,119	230,056	40,595
Travel	304,551	571,477	113,049
Bad debt expense	51,410	103,903	42,582
Amortization of intangibles	1,472,943	731,978	71,519
Depreciation of equipment	51,627	21,405	5,643
Stock-based compensation (Note 9, 11)	1,117,642	1,889,285	159,939
	20,338,314	18,170,650	4,850,879
Net loss before accretion expense, interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(9,114,587)	(6,280,419)	(1,288,834)
Accretion expense, interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Accretion expense	-	(190,000)	-
Interest income	467	64,720	6,453
Foreign exchange (loss) gain	(27,817)	(32,596)	-
Change in fair value of derivative liability (Note 8)	31,834	(153,298)	(1,282,485)
Change in fair value of acquisition consideration payable in equity (Note 11)	537,381	2,978,926	-
Net loss for the year	(8,572,722)	(3,612,667)	(2,564,866)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	(365,198)	(818,409)	(73,350)
Comprehensive loss for the year	$ (8,937,920)	$ (4,431,076)	$ (2,638,216)
Basic and diluted loss per common share	$ (0.07)	$ (0.04)	$ (0.04)
Weighted average number of common shares outstanding – basic and diluted	122,906,690	99,345,933	63,394,638
The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
	Year	Year	Year
	Ended	Ended	Ended
	December 31, 2016	December 31, 2015 (Note 11)	December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$ (8,572,722)	$ (3,612,667)	$ (2,564,866)
Items not involving cash:
Amortization of intangibles	1,472,943	731,978	71,519
Depreciation of equipment	51,627	21,405	5,643
Stock-based compensation	1,117,642	1,889,285	159,939
Accretion expense	-	190,000	-
Change in fair value of derivative liability	(31,834)	153,298	1,282,485
Change in fair value of acquisition consideration payable in equity	(537,381)	(2,978,926)	-
Changes in non-cash working capital items:
Accounts receivable	(1,300,575)	(1,187,108)	(178,532)
Deposits, prepaid expenses and other assets	30,275	(32,519)	(61,590)
Accounts payable and accrued liabilities	406,563	969,291	198,588
Deferred revenue	1,069,857	(1,557,743)	548,200
Due to related parties	(480,445)		191,102
Net cash flows used in operating activities	(6,774,050)	(5,413,706)	(347,512)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(35,507)	(115,122)	(8,201)
Additions to intangible assets	(1,639,771)	(1,038,248)	(200,305)
Due to Swiss Post	(861,956)	-	-
Net cash acquired on business acquisition of Swiss Post Ireland	-	(261,296)	-
Net cash acquired on business acquisition of Hip Digital Media	-	354,477	-
Net cash flows used in investing activities	(2,537,234)	(1,060,189)	(208,506)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	5,275,554	9,782,712	2,006,330
Share issuance costs	(72,980)	(930,761)	(159,424)
Proceeds from warrants exercised	17,268	1,191,816	89,559
Proceeds from options exercised	14,600	47,046	9,314
Proceeds from working capital line of credit	2,000,000	-	-
Net cash flows provided by financing activities	7,234,442	10,090,813	1,945,779
Effect of exchange rate changes on cash	(244,156)	(607,235)	(73,350)
Change in cash for the year	(2,320,998)	3,009,683	1,316,411
Cash and cash equivalents, beginning of year	4,696,617	1,529,457	213,046
Cash and cash equivalents, end of year	$ 2,375,619	$ 4,539,140	$ 1,529,457
Supplemental disclosure regarding cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in U.S. Dollars)
	Common Shares	Amount	Shares Subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit (Note 11)	Total Shareholders' Equity (Deficiency)
Balance, December 31, 2013	52,452,638	$ 1,897,817	$ 17,159	$ 534,153	$ 329,040	$ (142,651)	$ (2,201,752)	$ 433,766
Share subscriptions	-	-	(17,159)	-	-	-	-	(17,159)
Private placement shares issued	6,350,000	573,469	-	-	-	-	-	573,469
Fair value of derivative liability
on 3,175,000 Financing warrants	-	(408,033)	-	-	-	-	-	(408,033)
Financing issuance costs	-	(40,338)		-	-	-	-	(40,338)
Warrants expired	-	-	-	(112,357)	112,357	-	-	-
Private placement shares issued	10,400,000	1,450,020	-	-	-	-	-	1,450,020
Financing issuance costs	-	(119,086)	-	-	-	-	-	(119,086)
Fair value of 792,000 finder's unit options	-	(80,264)	-	-	80,264	-	-	-
Stock options exercised	100,000	9,314	-	-	-	-	-	9,314
Warrants exercised	625,000	227,628	-	-	-	-	-	227,628
Stock-based compensation	-	-	-	-	159,939	-	-	159,939
Cumulative translation adjustment	-	-	-	-	-	(73,350)	-	(73,350)
Net loss for the year	-	-	-	-	-	-	(2,564,866)	(2,564,866)
Balance, December 31, 2014	69,927,638		$ -	$ 421,796	$ 681,600	$ (216,001)	$ (4,766,618)	$ (3,879,223)
Private placement shares issued	22,322,727	9,782,712		-	-	-	-	9,782,712
Financing issuance costs	-	(930,761)		-	-	-	-	(930,761)
Fair value of broker unit options	-	(751,489)		-	751,489	-	-	-
Corporate advisory fee units	661,591	-		-	-	-	-	-
Stock options exercised	524,500	58,093		-	(11,047)	-	-	47,046
Warrants exercised	7,697,800	2,903,640		-	-	-	-	2,903,640
Hip Digital acquisition shares issued	3,921,679	2,174,571		-	-	-	-	2,174,571
Hip Digital employee shares issued	697,780	224,997		-	-	-	-	224,997
Stock-based compensation	-	-		-	1,889,285	-	-	1,889,285
Cumulative translation adjustment	-	-		-	-	(818,409)	-	(818,409)
Net loss for the year	-	-		-	-	-	(3,612,667)	(3,612,667)
Balance, December 31, 2015	105,753,715	$ 13,461,763	$ -	$ 421,796	$ 3,311,327	$ (1,034,410)	$ (8,379,285)	$ 7,781,191
Private placement shares issued	22,323,334	5,275,554		-	-	-	-	5,275,554
Financing issuance costs		(72,980)		-	-	-	-	(72,980)
Stock options exercised	100,000	14,600		-	-	-	-	14,600
Warrants exercised	158,000	40,898		-	-	-	-	40,898
Hip Digital acquisition shares issued	3,033,813	393,801		-	-	-	-	393,801
Hip Digital employee shares issued	1,167,813	191,484		-	-	-	-	191,484
Stock-based compensation	-	-		-	926,121	-	-	926,121
Cumulative translation adjustment	-	-		-	-	(365,198)	-	(365,198)
Net loss for the period	-	-		-	-	-	(8,572,722)	(8,572,722)
Balance, December 31, 2016	132,536,675	$ 19,305,120	$ -	$ 421,796	$ 4,237,448	$ (1,399,608)	$ (16,952,007)	$ 5,612,749
	The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

1

NATURE OF OPERATIONS AND GOING CONCERN

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

The consolidated financial statements were authorized for issuance by the Board of Directors on May 1, 2017.

GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The Company has a working capital surplus of $189,721 (2015 - $3,500,888), a net loss of $8,572,722, accumulated deficit of $16,952,007 and negative cash flows from operations. These conditions raise significant doubt about the Company’s ability to continue as a going concern.

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

2

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRS in effect as at December 31, 2016.

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

(Expressed in U.S. Dollars)

December 31, 2016

2

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

Intangible Assets

Intangible assets are recorded at cost when internally generated assets and at fair value when acquired during a business acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Software platform	5 years	Straight-line
Acquired intellectual property (Note 10, 11)	5 years	Straight-line
Acquired customer relationships (Note 10, 11)	5 years	Straight-line
Acquired music label contracts (Note 11)	5 years	Straight-line

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Acquired intellectual property

The Company acquired intellectual property from the acquisition of Swiss Post Solutions Ireland Limited (Note 10) and Hip Digital Media Inc. (Note 11). The acquired intellectual property is a customer loyalty management platform and a rewards platform. This acquired intellectual property is being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from the acquisition of Swiss Post Solutions Ireland Limited (Note 10) and Hip Digital Media Inc. (Note 11). The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired businesses in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

Acquired music label contracts

The Company acquired music label contracts from the acquisition of Hip Digital Media Inc. (Note 11). The acquired music label contracts represent contracts with music labels that provide for the procurement of music content at wholesale pricing and that are then sold for profit to customers as part of customer revenue contracts that have been generating revenue in prior and current fiscal periods. The value of these acquired music label contracts is being amortized over the estimated useful life of 5 years.

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

iii)

The carrying value of intangible assets (capitalized software development, customer relationships, intellectual property and music label contracts) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset (Note 6).

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, as defined and described in Note 9, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 8.

v)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any assumptions underlying the analysis of impairment (Note 6).

vi)

The purchase price allocation corresponding to completed acquisitions and the related contingent considerations (Note 10 and Note 11).

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

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

Snipp Interactive AG, - Swiss Franc;

Hip Digital Media Inc. (USA), - U.S. Dollar; and

Hip Digital Media Inc. (Canada), - Canadian Dollar.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currencies (cont’d…)

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

Foreign exchange gains and losses on intercompany loans receivable from foreign operations, for which settlement is neither planned nor likely to occur in the foreseeable future are recognized in other comprehensive income and accumulated in a separate component of equity, irrespective of the currency the intercompany loan is denominated in. In substance, such an item forms part of the Corporation’s net investment in the foreign operation. Such items are reclassified from equity to profit or loss on disposal of the net investment in foreign operations.

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

The Company has classified its cash and cash equivalents at fair value through profit or loss. The Company’s accounts receivable are classified as loans and receivables.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, acquisition consideration payable in equity and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to Swiss Post, related parties, accounts payables and accrued liabilities, and working capital line of credit all of which are recognized at amortized cost.

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

When such warrants have an exercise price denominated in a different currency than the functional currency of the Company, these warrants are recorded at their fair value as a derivative liability and classified as fair value through profit or loss. Specifically, if the exercise price of a Financing Warrant is denominated in Canadian dollars the warrants recorded at their fair value and are classified as a derivative liability with the residual amount of the proceeds being allocated to the common shares. For Transaction Warrants that do not qualify as a derivative, the fair value of the warrants are separated on the statements of changes in equity (deficiency). For Financing Warrants that do not qualify as a derivative, the fair value of the warrants are not separated within the statements of changes in equity (deficiency). Proceeds from the exercise of warrants are recorded as share capital in the amount for which the warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the warrants.

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

2

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

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

3

CASH AND CASH EQUIVALENTS

	December 31, 2016	December 31, 2015

Cash on deposit	$ 2,375,619	$ 4,696,617
Total	$ 2,375,619	$ 4,696,617

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

For the Company’s geographically segmented non-current assets (equipment and intangible assets), the Company has allocated based on location of assets as follows:

	December 31, 2016	December 31, 2015

United States Ireland	$ 6,869,660 1,241,297	$ 7,664,298 887,783
International	822,598	230,766
Total	$ 8,933,555	$ 8,782,847

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014

United States	$ 9,134,602	$ 10,129,362	$ 3,486,135
Ireland	855,846	1,110,136	-
International	1,233,279	650,733	75,910
Total	$ 11,223,727	$ 11,890,231	$ 3,562,045

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

EQUIPMENT

December 31, 2016
Additions
	Opening		from		Closing	Opening	Depreciation	Closing
	cost		business		cost	accumulated	during the	depreciation	Net book
	balance	Additions	acquisitions	Disposals	balance	depreciation	period	balance	value
Office Equipment	$ 10,819	$ 7,207	$ -	$ -	$ 18,026	$ 6,348	$ 4,005	$ 10,353	$ 7,673
Computer Equipment	146,440	28,322	-	-	174,762	28,974	47,622	76,596	98,166
	$ 157,259	$ 35,529	$ -	$ -	$ 192,788	$ 35,322	$ 51,627	$ 86,949	$ 105,839
December 31, 2015
Additions
	Opening		from		Closing	Opening	Depreciation	Closing
	cost		business		cost	accumulated	during the	depreciation	Net book
	balance	Additions	acquisitions	Disposals	balance	depreciation	year	balance	value
Office Equipment	$ 7,597	$ 3,222	$ -	$ -	$ 10,819	$ 4,250	$ 2,098	$ 6,348	$ 4,471
Computer Equipment	25,076	111,930	9,456	-	146,462	9,667	19,307	28,974	117,488
	$ 32,673	$ 115,152	$ 9,456	$ -	$ 157,281	$ 13,917	$ 21,405	$ 35,322	$ 121,959

INTANGIBLE ASSETS

December 31, 2016
			Additions
	Opening		from		Closing	Opening	Amortization	Closing
	cost		business		cost	accumulated	during the	amortization	Net book
	balance	Additions	acquisitions	Disposals	balance	amortization	period	balance	value
Software platform	$ 1,507,982	$ 1,639,771	$ -	$ -	$ 3,147,753	$ 287,557	$ 538,939	$ 826,496	$ 2,321,257
Intellectual property	2,495,000	-	-	-	2,495,000	303,333	499,000	802,333	1,692,667
Customer relationships	1,195,000	-	-	-	1,195,000	155,000	239,004	394,004	800,996
Music label contracts	980,000	-	-	-	980,000	114,333	196,000	310,333	669,667
	$ 6,177,982	$ 1,639,771	$ -	$ -	$ 7,817,753	$ 860,223	$ 1,472,943	$ 2,333,166	$ 5,484,587
December 31, 2015
			Additions
	Opening		from		Closing	Opening	Amortization	Closing
	cost		business		cost	accumulated	during the	amortization	Net book
	balance	Additions	acquisitions	Disposals	balance	amortization	period	balance	value
Software platform	$ 469,910	$ 1,038,072	$ -	$ -	$ 1,507,982	$ 128,245	$ 159,312	$ 287,557	$ 1,220,425
Intellectual property			2,495,000	-	2,495,000	-	303,333	303,333	2,191,667
Customer relationships	-	-	1,195,000	-	1,195,000	-	155,000	155,000	1,040,000
Music label contracts	-	-	980,000	-	980,000	-	114,333	114,333	865,667
	$ 469,910	$ 1,038,072	$ 4,670,000	$ -	$ 6,177,982	$ 128,245	$ 731,978	$ 860,223	$ 5,317,759

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the years ended December 31, 2016, 2015 and 2014 are salaries and compensation of $1,942,912, $1,942,835 and $990,516, respectively, charged by officers and key management personnel of the Company. At December 31, 2016, $76,610 was due to officers and directors (2015 - $557,055). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses.  The amounts are non-interest bearing, unsecured and have no specified terms of repayment. During the year ended December 31, 2016, related parties received stock-based compensation of $743,525 (2015 - $716,482 and 2014 - $106,587).

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

Financing warrants

Balance, December 31, 2013	$61,077
Fair value of warrants issued	408,033
Change in fair value and warrant exercises	1,282,475
Value of exercised warrants	(138,059)
Balance, December 31, 2014	1,613,526
Change in fair value and warrant exercises	153,298
Value of exercised warrants	(1,711,824)
Balance, December 31, 2015	$55,000
(31,834)
Value of exercised warrants	(23,166)
Balance, December 31, 2016	$-

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at December 31, 2016:

	Financing warrants (1)		Financing warrants (2)
Risk-free interest rate	0.43%	(2015 - 0.48%)	0.43%	(2015 - 0.48%)
Expected life of warrants	0.00 years	(2015 - 0.07 years)	0.00 years	(2015 - 0.07 years)
Annualized volatility	125%	(2015 - 125%)	125%	(2015 - 125%)
Dividend rate	0.00%	(2015 - 0.00%)	0.00%	(2015 - 0.00%)

(1) 3,175,000 financing warrants issued on January 24, 2014

(2) 1,2000,000 financing warrants issued on December 31, 2013

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

9

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

On February 4, 2015, the Company closed a bought deal private placement financing (the “Underwritten Offering”). The Underwritten Offering was comprised of 22,322,727 units (“Units”) at a price of C$0.55 per Unit for gross proceeds of $9,782,712 (C$12,277,500), which includes the full exercise by the underwriters of the over-allotment option (the “Over- Allotment Option”). Due to strong market demand, the size of the Over-Allotment Option was increased from C$4 million to C$4,275,000, being comprised of a total of 7,772,727 Units. Each Unit consists of one common share in the Company (“Share”) and one half of one share purchase warrant (“Warrant”). Each whole Warrant is exercisable for one Share at an exercise price of US$0.63 per Share for a period of 24 months after the closing date. The expiry date of the Warrants may be accelerated at the option of the Company if the closing trading price of the Shares is equal to or greater than C$1.20 for a period of 20 consecutive trading days. A syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord”) and including Clarus Securities Inc. (collectively with Canaccord, the “Underwriters”), acted as underwriters in connection with the Underwritten Offering. First Republic Capital Corporation (“First Republic”) also participated as a member of the selling group. The Underwriters received a commission equal to 8% of the gross proceeds of the Underwritten Offering paid in cash $782,617 (C$982,200). As additional consideration for their services, the Underwriters and First Republic were issued an aggregate of 1,785,818 broker warrants (each a “Broker Warrant”) valued at $751,489 (C$943,015) using the Black-Scholes model. Each Broker Warrant entitles the holder to acquire Units on the same terms as the Units in the Underwritten Offering for a period of 2 years from the closing date. In addition, the Company issued to Canaccord 661,591 Units which was treated as a financing issue cost and has no impact on equity. The Company also paid legal fees of $117,643 (C$147,644) and filing fees of $30,501 (C$38,279) associated with the Underwritten Offering included in financing issue costs.

On April 21, 2016, the Company announced a non-brokered private placement financing and closed a first tranche comprised of 17,500,000 common shares at a price of C$0.30 per share for gross proceeds of $4,130,700 (C$5,250,000). On April 25, 2016, the Company closed a second tranche comprised of 3,370,000 common shares at a price of C$0.30  per share for gross proceeds of $797,275 (C$1,011,000). On April 28, 2016, the Company closed a third and final tranche comprised of 1,453,334 common shares at a price of C$0.30 per share for gross proceeds of $347,579 (C$436,000). No commissions or finder's fees were paid in connection with the first, second or third tranches. The Company paid legal fees and filing fees of $72,980 (C$92,603) associated with the first, second and third tranches included in financing issue costs.

In fiscal 2015, 3,921,679 shares were issued relating to the acquisition of Hip Digital Media and 697,780 shares were issued to former Hip Digital employees. In fiscal 2016, 3,033,813 shares were issued relating to the acquisition of Hip Digital Media and 1,167,813 shares were issued to former Hip Digital employees (Note 11).

Stock options

On May 31, 2016, disinterested shareholders approved and the Company adopted an amended fixed number incentive stock option plan which was previously approved on June 1, 2015 (the “2015 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2015 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 25,667,360 shares, being 20% of the Company’s issued and outstanding shares as at May 31, 2016. Such Options will be exercisable for a period of up to 10 years from the date of grant. Vesting terms are determined at the time of grant by the Committee.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

On February 9, 2016, the Company granted 1,446,180 options, on February 11, 2016, the Company granted 2,100,000 options and on February 12, 2016, the Company granted 610,000 options. These options have an exercise price of C$0.38, annual vesting in three equal tranches over three years from grant date and expire on February 9, 2021, February 11, 2021 and February 12, 2021, respectively. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: 5 year expected life, volatility of 125% and risk-free rate of 0.39%. The options were valued at $271,742, $459,851 and $91,051, respectively. An amount of $412,296 was expensed to stock-based compensation, as an addition to contributed surplus during the year ended December 31, 2016. On December 15, 2016, the Company granted 356,000 options. These options have an exercise price of C$0.15, annual vesting in three equal tranches over three years from grant date and expire on December 15, 2021. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: 5 year expected life, volatility of 125% and risk-free rate of 0.39%. The options were valued at $32,476. An amount of $854 was expensed to stock-based compensation, as an addition to contributed surplus during the year ended December 31, 2016. Options granted in prior years with vesting taking place in fiscal 2016 resulted in an amount of $513,008 being expensed to stock-based compensation with a corresponding addition to contributed surplus during the year ended December 31, 2016. Certain shares issued in connection with the acquisition of Hip Digital Media Inc. (Note 11) during fiscal 2016 resulted in an amount of $191,484 expensed to stock-based compensation with a corresponding amount being an addition to common shares.  In fiscal 2016, the Company recognized stock-based compensation expense of $1,589,831 corresponding to the vesting of stock options that were granted during the year ended December 31, 2016 and stock options that were granted during the year ended December 31, 2015. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2016 (Risk-free interest rate: 0.37% - 0.47%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2015, the Company recognized stock-based compensation expense of $1,889,285 corresponding to the vesting of stock options that were granted during the year ended December 31, 2015 and stock options that were granted during the year ended December 31, 2014. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2015 (Risk-free interest rate: 0.51% - 0.86%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2014, the Company recognized stock-based compensation expense of $159,939 corresponding to stock options that were granted during the year ended December 31, 2014. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2014 (Risk-free interest rate: 1.21% - 1.52%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2014	7,204,500	0.29
Exercised	(524,500)	0.12
Cancelled	(505,000)	0.41
Granted	8,596,000	0.52
Outstanding, December 31, 2015	14,771,000	0.42
Exercised	(100,000)	0.19
Granted	4,512,180	0.36
Forfeitures	(5,696,945)	0.54
Outstanding, December 31, 2016	13,486,235	0.37

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The weighted average remaining life of the stock options outstanding is 3.10 years as at December 31, 2016. As at December 31, 2016, the following stock options are outstanding and exercisable:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price C$	Expiry Date
725,000	725,000	$0.19	27–Aug-17
100,000	100,000	$0.10	15-Feb-18
600,000	600,000	$0.10	25-Feb-18
100,000	100,000	$0.10	15-Jul-18
1,150,000	1,150,000	$0.12	18-Dec-18
200,000	200,000	$0.11	10-Apr-19
100,000	100,000	$0.10	20-Apr-19
50,000	50,000	$0.19	11-Aug-19
100,000	100,000	$0.25	10-Sep-19
500,000	500,000	$0.34	06-Nov-19
200,000	200,000	$0.34	06-Nov-19
175,000	100,000	$0.33	26-Nov-19
1,675,000	1,116,667	$0.55	29-Dec-19
83,333	83,333	$0.65	27-Jan-20
596,667	397,778	$0.68	09-Feb-20
200,000	133,333	$0.65	26-Mar-20
150,000	50,000	$0.68	08-Jun-20
1,842,555	614,185	$0.41	09-Jul-20
455,000	151,667	$0.41	13-Aug-20
180,000	60,000	$0.41	15-Sep-20
200,000	125,000	$0.44	05-Oct-20
200,000	66,667	$0.47	14-Oct-20
400,000	266,667	$0.46	19-Oct-20
50,000	16,667	$0.45	22-Oct-20
120,000	40,000	$0.42	10-Nov-20
2,977,680	-	$0.38	09-Feb-21 to 12- Feb-21
356,000	-	$0.15	15-Dec-21
13,486,235	7,046,964

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

9

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification		Liability Classification
Number of Shares		Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2013	7,522,021	0.15	14,533,333	C$0.25
Issued – Financing warrants	-	-	3,175,000	C$0.15
Expired – Brokers warrants	(1,333,333)	C$0.25
Expired – Financing warrants	-	-	(13,333,333)	C$0.25
Issued – Financing warrants	10,400,000	0.20	-	-
Exercised – Financing warrants	(120,000)	0.20	-	-
Exercised – Financing warrants	-	-	(505,000)	C$0.15
Outstanding, December 31, 2014	16,468,688	0.19	3,870,000	C$0.15
Issued – Finder’s unit warrants	766,800	0.20	-	-
Issued – Financing warrants	11,161,363	0.63	-	-
Issued – Financing advisory warrants	330,795	0.63	-	-
Exercised – Finder’s unit warrants	(439,000)	0.20	-	-
Exercised – Financing warrants	(2,880,000)	0.20	-	-
Exercised – Financing warrants	-	-	(3,612,000)	C$0.15
Outstanding, December 31, 2015	25,408,646	0.37	258,000	C$0.15
Exercised – Financing warrants	-	-	(158,000)	C$0.15
Expired – Financing warrants	-	-	(100,000)	C$0.15
Outstanding, December 31, 2016	25,408,646	0.38	-	-

The weighted average remaining life of the warrants outstanding is 0.50 years as at December 31, 2016. As at December 31, 2016 the following Warrants are outstanding:

Number of Common Shares Issuable	Exercise Price	Expiry Date
6,188,688	$0.13	01-Mar-18
7,400,000	$0.20	24-Jul-17
327,800	$0.20	24-Jul-17
11,161,363	$0.63	04-Feb-17
330,795	$0.63	04-Feb-17
25,408,646	$0.38

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

9

CAPITAL STOCK (cont’d…)

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the years ended December 31, 2014 and December 31, 2013:

	2014	2013
Risk-free interest rate	1.00%	1.00%
Expected life of warrants	0.93 - 1.07 years	2.0 years
Annualized volatility	125%	125%
Dividend rate	0.00%	0.00%

Finder’s Unit Options	Number of Shares	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2013	-	-
Issued	792,000	0.15
Outstanding, December 31, 2014	792,000	0.15
Exercised (1)	(766,800)	0.15
Outstanding, December 31, 2015 and December 31, 2016	25,200	0.15

(1) Weighted average share price was C$0.74

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit consisting of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

The following assumptions were used for the Black-Scholes valuation of the Finder’s Unit Options issued during the year ended December 31, 2014:

Risk-free interest rate	1.42%
Expected life of warrants	3.0 years
Annualized volatility	125%
Dividend rate	0.00%

As at December 31, 2016 the following Finder’s Unit Options are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
25,200	C$0.15	14-Jul-17

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars) December 31, 2016

CAPITAL STOCK (cont’d…)

Broker Unit Options	Number of Shares	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2013 and December 31, 2014	-	-
Issued	1,785,818	0.55
Outstanding, December 31, 2015 and December 31, 2016	1,785,818	0.55

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

10

ACQUISITION OF SWISS POST IRELAND

On February 5, 2015, the Company completed the acquisition of Swiss Post Solutions Ireland Limited (“Swiss Post Ireland”) and acquired (the “Acquisition”) all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the “Purchase Agreement”) with Post CH Ltd. (“Swiss Post”) dated January 2, 2015. The Company incurred legal fees of $16,482 (professional fees) and filing fees of $12,024 (general and administrative) related to this acquisition. On closing the Company made a payment of $260,317 (CHF 240,840) and made an additional payment on June 29, 2016, in the amount of $861,956 (CHF 841,700) based on actual 2015 revenue of EUR 1,201,554 earned from Swiss Post Ireland.

The present value of the consideration payable was calculated at $890,088. This was based on the estimated purchase price based on initial cash payment $260,317 (CHF 240,840) on acquisition and future maximum additional payment of $909,771 (CHF 841,700).

Consideration Payable – February 5, 2015	$629,771
Accretion expense	190,000
Foreign exchange fluctuation	(84,265)
Consideration Payable – December 31, 2015	$735,506

The fair value of the net assets of Swiss Post Ireland prior to closing was as follows:

Cash	$69,300
Receivables	276,443
Prepaid expenses	13,252
Computer equipment	1,465
Accounts payable and accrued liabilities	(104,065)
$256,395

The Company’s purchase price allocation is as follows:

Working capital	$254,930
Computer equipment	1,465
Intellectual property	195,000
Customer relationships	235,000
Goodwill	203,693
$890,088

Goodwill corresponds to the workforce acquired, future growth and is a result of excess purchase consideration over the fair value of identifiable net assets acquired.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

ACQUISITION OF SWISS POST IRELAND (cont’d…)

For 2016, the Company performed an impairment test on its entire business since both Snipp Interactive Limited (formally known as Swiss Post Ireland) and Hip Digital Media Inc. were fully integrated with the Company's historical business into one Cash Generating Unit (CGU). The Company's consolidated and fully integrated business is now the smallest identifiable group of assets that generates cash inflows and is comprised of intellectual property, customer relationships, music label contracts and goodwill as listed above and below in Note 11. Using a five year (and related terminal value) discounted future cash flow model, the Company determined the recoverable amount by calculating its value in use. The recoverable amount of the CGU was determined to be above its carrying value as at December 31, 2016. The key assumptions used in the discounted future cash flow model in fiscal 2016 include projections surrounding market trends, growth rates and customer retention rates. The model used average annual growth rates between 3% and 38% and post-tax discount rates of 13%. The analyses concluded there was no impairment on the Company's CGU. Management believes that the discount rate reasonably reflect the risks associated with cash flow projections for the business.

11

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

On closing, the Company made a payment of $100 and issued 3,757,495 common shares of Snipp to Hip Digital shareholders. In addition, during the year ended December 31, 2016, the Company issued to Hip Digital shareholders 2,741,931 performance shares of Snipp (the “Performance Shares”), corresponding to actual revenue recognized from Hip Digital during the period beginning on April 1, 2015 and ending on March 31, 2016 (the “Performance Period”). Further, Snipp, Hip Digital and an advisor of Hip Digital (the “Advisor”) entered into a settlement agreement (the “Advisory Settlement Agreement”) that provided for the issuance of 456,066 common shares of Snipp to the Advisor in satisfaction of $300,000 owing from Hip Digital to the Advisor. On closing, the Advisor was issued 164,184 common shares and during the year ended December 31, 2016 an additional 291,882 common shares were issued. In addition, in order to reward and incentivize certain key employees and service providers of Hip Digital (the “Bonus Grantees”), the Company could issue up to 1,938,279 common shares of Snipp, subject to the terms of a bonus grant agreement. 697,780 of these shares valued at $224,997 were issued in 2015 and 1,167,813 of these shares valued at $191,484 were issued and expensed during the year ended December 31, 2016, which have been included as stock-based compensation on the consolidated statements of operations and comprehensive loss. The Performance Shares and Advisor shares had been re- valued using the Company’s closing share price at each reporting period end with fluctuations in share price resulting in adjustments to the acquisition consideration payable in equity. These fair value changes were recognized through profit and loss.

The original estimate of the contingent consideration was based on management estimates that Hip Digital would achieve 100% of set revenue targets. The actual results achieved were 73% for the tranche two target, 34% for the tranche three target and 29% for the tranche four target. 3,921,679 shares valued at $2,174,571 were issued in 2015 and 3,033,813 shares valued at $393,801 were issued during the year ended December 31, 2016.

Estimated purchase price June 10, 2015	$6,090,497
Change in fair value of acquisition consideration payable in equity	(2,978,926)
Value of shares issued	(2,174,554)
December 31, 2015	937,017
Change in fair value of acquisition consideration payable in equity	(543,216)
Value of shares issued	(393,801)
December 31, 2016	$-

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

ACQUISITION OF HIP DIGITAL MEDIA (cont’d…)

The fair value of the net liabilities of Hip Digital prior to closing was as follows:

Cash and cash equivalents	$354,477
Accounts receivable	954,469
Deposits, prepaid expenses and other assets	178,383
Fixed assets and intangible assets	7,991
Accounts payable and accrued liabilities	(882,951)
Deferred revenue	(1,901,308)
$(1,288,939)

The Company’s purchase price allocation is as follows:

Intellectual property	$2,300,000
Customer relationships	960,000
Music label contracts	980,000
Goodwill	3,139,436
$7,379,436

Goodwill corresponds to the workforce acquired, future growth and is a result of excess purchase consideration over the fair value of identifiable assets acquired.

Measurement Period Adjustments to December 31, 2015 Balance Sheet:

Purchase price allocation	Preliminary	Adjustments	Final

Unallocated Purchase Price	$7,379,436	$(7,379,436)	$-
Intellectual property	-	2,300,000	2,300,000
Customer relationships	-	960,000	960,000
Music label contracts	-	980,000	980,000
Goodwill	-	3,139,436	3,139,436
	$7,379,436	$-	$7,379,436

The above purchase price allocation adjustments for the Hip Digital acquisition represent balance sheet reclassifications between unallocated purchase price, intellectual property, customer relationships, music label contracts and goodwill within the measurement period for the Hip Digital acquisition.

Measurement Period Adjustments to December 31, 2015 Statement of Operations:

Purchase price allocation	Preliminary	Adjustments	Final

Amortization of intangibles	$237,312	$494,666	$731,978

The above purchase price allocation adjustments for the Hip Digital acquisition represent statement of operations reclassifications for amortization of intellectual property, customer relationships and music label contracts within the measurement period for the Hip Digital acquisition.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
Cash paid during the year for interest	5,514	-	-
Cash paid during the year for income taxes	-	-	-
Transactions not involving cash:
Cash acquired (Note 10)	-	69,300	-
Cash acquired (Note 11)	-	354,477	-
Receivables acquired (Note 10)	-	276,443	-
Receivables acquired (Note 11)	-	954,469	-
Prepaid expenses acquired (Note 10)	-	13,252	-
Prepaid expenses acquired (Note 11)	-	178,383	-
Computer equipment acquired (Note 10)	-	1,465	-
Computer equipment acquired (Note 11)	-	7,991	-
Accounts payable and accrued liabilities acquired (Note 10)	-	104,065	-
Accounts payable and accrued liabilities acquired (Note 11)	-	882,951	-
Deferred revenue acquired (Note 11)	-	1,901,308	-
Fair value of financing warrants – derivative liability	-	55,000	1,613,436
Fair value of acquisition consideration payable in equity (Note 11)	-	937,017	-
Fair value of corporate advisory fee paid in units	-	415,782	-
Fair value of broker unit options	-	751,489	-
Fair value of warrants exercised	22,695	-	-

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

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

	December 31, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$2,375,619	$2,375,619	$4,696,617	$4,696,617
Fair value through profit and loss – liabilities	-	-	(992,017)	(992,017)
Loans and receivables	4,242,388	4,242,388	2,941,813	2,941,813
Other financial liabilities	(6,714,878)	(6,714,878)	(4,454,909)	(4,454,909)
	($96,871)	($96,871)	$2,191,504	$2,191,504

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers. Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At December 31, 2016, the Company had $1,981,343 (December 31, 2015 - $1,038,204) in amounts due from customers greater than 90 days and during fiscal 2016 recognized bad debt expense of $26,452 (2015 - $103,903 and 2014 - $42,582).

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

FINANCIAL INSTRUMENTS (cont’d…)

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. During the year ended December 31, 2016, the Company announced that it had secured a four million dollar credit facility with Silicon Valley Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital. As at December 31, 2016, the Company had drawn on $2,000,000 of the credit facility. The credit facility has a maturity date of November 22, 2017 and is secured by the Company’s intellectual property, which consists of all recognized and unrecognized intangible assets. The credit facility bears interest at a range of prime plus 1.25% to 2.5%, during the year ended December 31, 2016, the Company incurred $5,514 in interest expense. The Company is required to comply with certain financial covenants on a monthly basis, as at, and during, the year ended December 31, 2016, the Company was in compliance with these covenants.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil (2015 - nil).

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at December 31, 2016, the Company held cash and cash equivalents as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, British Pound, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2015  - $50,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2016	December 31, 2015
	C$	C$

Cash and cash equivalents	295,048	5,388,431
Accounts receivable	341,216	200,293
Deposits, prepaid expenses and other assets	72,339	106,078
Accounts payable and accrued liabilities	(671,732)	(771,052)

Total	36,871	4,923,750

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has a working capital line of credit as well as deferred revenue, due to related parties, accounts payable and accrued liabilities in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the federal and state statutory income tax rates to loss before income taxes.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26% (2015 - 26.5%) to the effective tax rate is as follows:

	Year Ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014

Net (loss) income before income taxes	$ (8,510,866)	$ (3,118,001)	$ (2,564,866)

Expected income tax recovery at statutory rates	(2,212,825)	(826,275)	(872,050)

Effect on income taxes of:
Difference in foreign tax rates	(160,578)	(151,180)	(81,650)
Tax rate changes and adjustments	(32,871)	108,820	128,650
Non-deductible expenses	461,925	(221,530)	(44,830)
Utilization of losses not previously recognized	(13,261)
Change in tax benefits not recognized	2,019,466	1,090,165	869,880
Income tax expense booked in other expenses	$ 61,856	$ -	$ -

The following table summarizes the components of deferred tax:

	December 31, 2016	December 31, 2015	December 31, 2014
Deferred tax assets:
Non-Capital Losses Carried Forward	$ 1,380,983	$ 115,780	-

Deferred tax liabilities:
Property, plant and equipment	(4,915)	(100,185)	-
Intangible Asset	(1,368,271)	(100,185)	-
Note Payable	(7,797)	(15,595)	-

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2016

INCOME TAXES (cont’d…)

Deferred taxes are provided as a result  of  temporary  differences  that  arise  due  to  the  differences between the  income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2016	December 31, 2015	December 31, 2014

Deferred tax assets:
Other temporary differences	74,838	78,660	3,990
Property, plant and equipment	1,318,118	98,010	-
Intangible assets	1,682	948,570	73,000
Derivative Liability	-	-	887,990
Share issuance and financing costs	630,643	791,570	274,070
Non-capital loss carry forwards	22,166,482	18,237,240	3,755,890

The Canadian non-capital loss carry forwards of $11,165,220 expire as noted in the table below. The U.S. net operating losses of $9,061,408 expire 2027 – 2036. Due to the acquisition in the prior year of a US company Section 382 of the Internal Revenue Code imposes annual limits on the Company’s ability to utilize its U.S. federal and state net operating loss carryforwards ("NOLs"). The Company’s NOLs will continue to be available to offset taxable income (until such NOLs are either utilized or expire) subject to the Section 382 annual limitation. The net operating losses for Ireland and UK of $1,734,449 and $34,426 may be carried forward indefinitely. The net operating losses for Switzerland of $170,979 expire from 2022 – 2023.

Share issue and financing costs will be fully amortized in 2019. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company's total Canadian and US non-capital income tax losses expire as follows:

Canada
2023	360,655
2024	112,605
2025	1,165,124
2026	715,399
2027	2,732,126
2028	242,228
2029	154,901
2030	170,493
2031	259,769
2032	595,964
2033	358,514
2034	1,013,770
2035	1,368,527
2036	2,551,000

COMMITMENT

The Company has leased office space in the US, Canada and Ireland. The terms of the leases in the various locations range from 1 to 3 years. Future remaining minimum lease payments as at December 31, 2016 are as follows:

2017	$ 266,804
2018	75,797
$ 342,601

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

Registrant

Dated: May 16, 2017	Signed: /s/ “Atul Sabharwal”
Atul Sabharwal Chief Executive Officer

