Form 20-F
period 2017-12-31
Snipp Interactive Inc.
filed 2018-04-30
CIK 1613092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

110 Spadina Avenue, Unit #810, Toronto, Ontario, Canada M5V 2K4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.     177,736,675 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 83

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

BUSINESS OF SNIPP INTERACTVE INC.

Snipp is a global loyalty and promotions technology company that is focused on developing marketing engagement platforms that generate insights and drive sales. The Company’s solutions include shopper marketing promotions, loyalty, rewards, rebates and receipt processing, and it also provides clients the services and expertise to design, execute and promote their marketing programs. Currently, Snipp provides the following main solution sets:

•

Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions and loyalty programs. It supports any qualification criteria, and works across all retailers and all devices. SnippCheck is the industry’s leading receipt processing solution, currently supporting two of the largest CPG loyalty programs and having processed millions of receipts for hundreds of promotions. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

•

Loyalty Programs: The Company’s white-label proprietary SnippLoyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. In particular, the Company is focused on the emerging space of Consumer Packaged Goods and other multi-channel loyalty programs, wherein the combination of its Receipt Processing engine, and its highly customizable loyalty platform and attractive setup profile and economics allows it to significantly differentiate itself from competitors. The Catalyst Enterprise Loyatly solution is a robust, enterprise strength solution targeted at retail and other traditional loyalty markets. The Catalyst solution has several unique features and is extremely flexible, perfect for cross-border solutions requiring multiple currencies, policies, legal requirements, and more.

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

•

Rebate Solutions: The Company’s proprietary “Smarter Rebates” solutions platform allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

Snipp generates revenue by designing, constructing, implementing and managing these promotions marketing solutions for its customers. Snipp is headquartered in Toronto, Ontario, Canada, with operations in several cities in the United States and Canada, and international operations in Ireland, Switzerland, and India.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended December 31, 2017, 2016, and 2015 were derived from the consolidated financial statements of the Company which include the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017. The financial statements have been audited by MNP LLP, Chartered Professional Accountants, as indicated in its audit report which is included elsewhere in Annual Report. The financial data for fiscal 2014 and 2013 has been derived from the consolidated financial statements of the Company as audited by MNP LLP which are not included herein.

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

Table No. 1

Selected Financial Data

IFRS

(US$ in 000, except per share data)

	Year Ended Dec. 31, 2017	Year Ended Dec. 31, 2016	Year Ended Dec. 31, 2015 *	Year Ended Dec. 31, 2014	Year Ended Dec. 31, 2013

Revenue	$12,879	$11,224	$11,890	$3,562	$870
Interest and Other Income (Loss)	($159)	$542	$2,668	($1,276)	$906
Net Income (Loss)	($4,444)	($8,573)	($3,613)	($2,565)	$76
Total Comprehensive Loss	($4,304)	($8,938)	($4,431)	($2,638)	($45)
Basic and Diluted Loss Per Share	($0.03)	($0.07)	($0.04)	($0.04)	$0.00
Dividends Per Share	$0	$0	$0	$0	$0

Working Capital	$219	$190	$3,501	$884	$266
Long-Term Debt	$0	$0	$0	$0	$0
Derivative Liability	$0	$0	($55)	($1,614)	($61)
Shareholder’s Equity (Deficit)	$8,750	$9,123	$11,292	($369)	$434
Total Assets	$13,231	$15,838	$16,738	$2,506	$819

Weighted Avg. Shares	157,530	122,907	99,346	63,395	48,952
Shares outstanding at year end	177,737	132,537	105,754	69,928	52,453

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

The Company historically has reported operating losses and negative operating cash flow from operations. The Company has incurred net operating losses of $4,241,303 in fiscal 2017, $9,114,587 in fiscal 2016, and $6,280,419 in fiscal 2015, and has an accumulated deficit of $21,395,878 since inception as of December 31, 2017. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company has historically relied upon the sale of common shares to help fund its operations and meet its obligations. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its operational activities that would have a negative effect on the Company’s operations and financial condition.

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

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer Atul Sabharwal, President & Chief Technology Officer Ritesh Bhavnani, Chief Operating Officer Megan Prikhodko, Chief Financial Officer Jaisun Garcha, and Chief Legal Officer & Executive Vice President Corporate Development Rahoul Roy. There is little possibility that this dependence will decrease in the near term. The Company only has "at-will" employment agreements with its key management employees and they are free to leave their employment with the Company at any time. The Company carries no “Key Man” insurance on any of its management, and the loss of any of these individuals is likely to have a negative effect on the Company’s operations. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain the additional qualified personnel that may be required.

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

Item 4.  Information on the Company

Description of Business

Introduction

Snipp’s executive office is located at:

110 Spadina Avenue, Unit #810

Toronto, Ontario M5V 2K4

Telephone: (888) 997-6477

Website:  www.snipp.com

E-Mail: info@snipp.com

The Contact persons are Atul Sabharwal, Chief Executive Officer and Jaisun Garcha, Chief Financial Officer.

The Company’s fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SPN" and Over-the-Counter in the United States under the symbol “SNIPF”.

The authorized share capital of the Company consists of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. As of December 31, 2017, the end of the most recent fiscal year, there were 177,736,675 common shares issued and outstanding, and no preferred shares issued and outstanding. As of April 18, 2018, there were 215,653,342 common shares issued and outstanding and no preferred shares issued and outstanding.

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

In November 2017, Snipp added SnippInsights to its product offerings. SnippInsights expands the Company’s reporting and analytics by providing clients with a new portal for business intelligence and data insights for the promotions, rebates and loyalty programs they run with the Company.

In March 2018, the Company announced that Frankenmuth Bavarian Inn in Michigan has migrated its award-winning loyalty program over to the SnippLoyalty platform. This program is Snipp’s first loyalty customer in the dining and lodging industry.

The Company launched the Cannabis Marketing Resource Center (CMRC) in March 2018. The CMRC is designed to help its members understand marketing best practices and utilize Snipp’s technology and expertise obtained through designing and launching marketing solutions for its customers in other regulated industries, such as alcohol and tobacco.

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

Currently, Snipp provides the following main solution sets:

•

Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions and loyalty programs. It supports any qualification criteria, and works across all retailers and all devices. SnippCheck is the industry’s leading receipt processing solution, currently supporting two of the largest CPG loyalty programs and having processed millions of receipts for hundreds of promotions. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

•

Loyalty Programs: Snipp has two loyalty offerings:

o

A white-label SnippLoyalty platform that allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. This solution is focused on the emerging space of CPG and other multi-channel loyalty programs, wherein the combination of its Receipt Processing engine, and its highly customizable loyalty platform and attractive setup profile and economics allows it to differentiate itself from competitors.

o

The Catalyst Enterprise Loyalty solution is a robust, enterprise strength solution targeted at retail and other traditional loyalty markets, and had been purchased from SwissPost in 2015. The Catalyst solution has several unique features and is extremely flexible, perfect for cross-border solutions requiring multiple currencies, policies, legal requirements and more.

•

Promotions: SnippWin, the Company’s promotions and sweepstakes platform provides a full range of promotions from contests and simple sweepstakes to instant win programs and tiered, multi-level games. SnippWin is tightly integrated with SnippCheck and allows clients to tie their promotions to actual purchases, thereby getting a clear Return on Investment for the program as well as basket level purchase data from their consumers.

•

Reward Solutions: With the purchase of Hip Digital Media in 2015, the Company acquired a robust digital rewards platform that is used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company continues to flesh out its portfolio of rewards and adding new reward categories.

•

Rebate Solutions: The Company’s “Smarter Rebates” solutions platform, launched at the beginning of 2017, allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

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

The Company allocates revenue on the basis of the location of the customer. The Company’s geographic revenue for the last 3 fiscal years is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
United States	$ 10,915,948	$ 9,134,602	$ 10,129,362
Ireland	838,422	855,846	1,110,136
International	1,124,649	1,233,279	650,733
Total	$ 12,879,019	$ 11,223,727	$ 11,890,231

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

For the Company’s customers, the benefits for SnippCheck over traditional submission programs include:

•

Consumer convenience: No requirement to photocopy, print or mail submissions

•

No need for on-pack codes: Utilizes the customer receipt and not the product packaging which eliminates the need for special promotional codes to be included on the packaging

•

“Pop-up” capability: Campaigns can be set up very quickly, even overnight, and can last for short-periods of time.

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

Continuity Programs: Brands can collect more consumer insights, drive consumer behaviors or test drive loyalty. Includes collect & get programs, punch cards, and short term point based catalogs.

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

•

Data Rewards – Through the unique integrations Snipp has with the largest cellular data providers in the US, eligible customers can be rewarded with mobile data that is added directly to their monthly plan.

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

Data Analytics

Snipp added SnippInsights was added to the Company’s product offerings in November 2017. to its product offerings. SnippInsights expands the Company’s reporting and analytics by providing clients with a new portal for business intelligence and data insights for the promotions, rebates and loyalty programs they run with the Company. It is available across the Company’s entire product suite.

SnippInsights provides clients with information about their customers and their purchase habits from data generated from their Snipp programs. It features a robust set of off-the-shelf reports, analytical tools and data visualizations. Clients gain in-depth business intelligence and obtain a competitive advantage by seeing how demand for their product compares. They can observe shopping patterns over time, identify opportunities for coalition programs, and locations for hyper-targeting and custom personalization.

Reports are downloadable in multiple formats, and interactive data visualizations allow easy manipulation of data, which includes:

•

Sales behavior data including average spend, total basket spend, location data, retailers, time of day and day of the week

•

Key campaign metrics including users and submissions, broken down by source

•

Comprehensive listing of products purchased for each valid processed receipt

- 26 -

•

Registration details from qualifying users

•

Key Demographics by age and gender and Receipt Submissions grouped by web, email, mobile upload, API

•

Displays exception source address, link to receipt image and exception comment

•

Detailed listing of invalid receipts with receipt image links and invalid reasons

•

Aggregate count of invalid submissions grouped by each invalid reason

•

Transcription of 1000 receipts with data visualizations

Current and Anticipated Activities

The promotions marketing industry is a large industry and will continue to represent a key focus area for the Company especially as new vertical markets open up for the company to implement its solutions. In addition to the promotions marketing industry, Management will look to expand its presence in the still new and rapidly evolving CPG/multi-channel loyalty space as well as enter previously untapped and evolving markets that the company has identified its platforms are well suited for. The purchase level data that the Company collects through its loyalty, rebate and receipt solutions allows it to help brands better plan and optimize all of their advertising spend (and not just for promotions and loyalty). By tracking the activation source and leveraging the purchase data captured from existing program management believes it will be able to capture additional share in the global advertising market.

In addition to the continued development of the Company’s existing platforms and the launch of solutions targeted to new markets, repeat business from large global brands, an increasing number of Fortune 500 customers directly approaching the Company for its solutions, and opportunities for the Company to make strategic acquisitions, Management believes it is in a very strong position to further penetrate expand the vertical markets its services not only in the United States of America but also in other key markets including Canada and Western and Central Europe.

Management believes that the Company is well poised in the market for a variety of reasons:

1.

Continued strength of the existing SnippCheck platform

2.

Further iterations and enhancements of its Loyalty, Rewards and Rebates platforms

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

The solution is highly customizable, flexible and extensible and can easily be tailored to meet each client’s unique program needs. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company continually builds on these components with the eventual vision of creating a closed-loop, single-platform solution for marketers across the path to purchase. Further, the Company’s 100% accuracy and straightforward user experience are continuing to differentiate it in the industry as more CPG and other multichannel clients recognize the value of such a solution.

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

2. Further iterations and enhancements of its Loyalty, Rewards and Rebates platforms

A. SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified other industries that are well suited for its loyalty solution and a key area for expansion. Management believes there is significant scope to further enhance the integration of its SnippCheck receipt processing solution with its enterprise loyalty platform to target new markets alongside the existing focus of its sales efforts.

B. SnippReward and Data Rewards: The Company reward platform has been strengthened and enhanced with new reward types like data rewards The Company has already expanded its Rewards offerings to include movie tickets, PayPal and other money back mechanisms. The Company has also incorporated Data Rewards and will continue to add rewards to its portfolio as needed

C. SnippRebates: The Company launched its Snipp Rebate Center and SnippRebates solutions to target the growing rebate industry in 2017. The Rebate Center and SnippRebates are designed to reduce costs for manufacturers while providing consumers with a better experience. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs, with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

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

a. Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over 80 traditional promotional windows in the year (e.g. New Year’s Day, Valentine’s Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take in response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows applicable to their product niche, giving the Company multiple opportunities to sell its promotions solutions.

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

4. Effect of Continuing to Build Our Sales Force and Attendance at Industry Events

The Company has now established itself as a well-known player in the promotions and loyalty marketing space. Management believes that opportunity exists to generate business by continuing to improve productivity and to add to its direct sales, particularly now that it has five well-defined product lines and hundreds of campaigns under its belt. The Company has implemented a salesperson training and identification strategy wherein junior staff are hired as Business Development Representatives (BDRs), responsible for generating leads. As they mature and prove themselves they graduate to becoming junior salespeople and eventually full salespeople. This strategy is bearing fruit; a significant portion of our top salespeople are former BDRs. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals, we may choose to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5. Increasing requests and opportunities for long term licensing and services contracts given its new products allowing the company to go deeper into its roster of Fortune 500 clients.

Management has been able to sign long term agreements and MSAs as well as renew deals with several key clients who are looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs or for longer term evergreen  programs. Management continues to be approached by existing clients and is engaged in multiple such new conversations aided by the launch of its Loyalty base and Snipp Rebates products. Opportunity also exists to sign deals with international companies who have previously utilized the company’s products in North America. The Company is exploring multiple such sales opportunities.

6. Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have run programs and signed deals with the Company across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently, the Company believes that its early-adopter clients are increasingly giving way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

7. Opportunities to merge and/or acquire complimentary companies in its space

The Company is uniquely poised to execute a consolidation strategy in the promotion marketing space. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company has already successfully closed two such acquisitions in 2015. Both acquisitions strengthened the Company’s product portfolio and sales operations and have been successfully integrated into the Company. The Company is actively looking to do additional such complementary transactions where they strategically fit with the Company’s growth strategy.

In March 2018, the Company launched the Cannabis Marketing Resource Center (“CMRC”) for member companies in the regulated cannabis industry. The CMRC’s mission is to help members understand both consumer and business-to-business marketing best practices utilizing Snipp’s experience and knowledge in designing and operating marketing programs in other, more mature, regulated industries, including alcohol, tobacco, and pharmaceuticals. The goal is to help cannabis marketers launch marketing solutions that are sophisticated and legally compliant. Members can join the CMRC for free and obtain access to the Company’s case studies and consultation with Snipp’s design and deployment teams, which include employees with deep cross-industry, legal and technical knowledge. To date, the Company has signed over 10 companies as CMRC members.

Based on all the factors listed above, the Company believes the business is in a strong position today and is poised to continue its growth into 2018.

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

Year Ended December 31, 2017 vs. Year Ended December 31, 2016

During the year ended December 31, 2017, the Company launched two key product extensions in Snipp Rebate Center and Data Rewards, and enhanced its loyalty solutions. The integration and cost reduction program initiated in 2016 continued with operational cost reductions to more closely align costs to Snipp’s changing produce sales mix, and resulted in over $2 million in cost savings.

Revenue for the year ended December 31, 2017 was $12,879,019 compared to revenue of $11,223,727 for the year ended December 31, 2016. This represents an increase of $1,655,292, or 15%. Gross Margins improved from 66% in 2016 to 70% in 2017.

Expenses for the current year declined to $17,120,322 from $20,338,314. Significant changes in expenses occurred in salaries and compensation, which fell to $9,175,637 from $11,448,476 which is due to the continuing cost reduction program which focused on the streamlining and strategic integration of the two acquisitions completed in 2015. This plan resulted in a reduction of Snipp’s global workforce of up to 20%.

The cost reduction program also included further operational cost reductions across all departmental functions which resulted in declines in other expenses. General and administrative costs fell to $1,145,136 from $1,422,822, which represents a decline of $277,686, or 20%. Professional fees, which relate to legal and accounting services, declined to $265,875 from $415,988. Travel costs, which consists of travel to support operations and evaluating potential business opportunities, fell to $86,473 from $304,551. Marketing and investor relations were reduced by 62% to $92,138 from $244,119.

Campaign infrastructure costs, which are costs associated with maintaining the Company’s short code for mobile messaging services, cellular network usage and third party campaign components required to support client services, was $3,808,721 compared to $3,808,736 in fiscal 2016. Bad debt expense, which represents uncollectable amounts receivable that have been written off, was $226,085 in fiscal 2017 compared to $51,410 in fiscal 2016. Amortization of intangibles rose to $1,714,339 from $1,472,943 and depreciation of equipment declined to $45,825 from $51,627. Stock-based compensation declined to $560,093 from $1,117,642. These amounts represent non-cash vested portions of stock option grants, with much of the decline due to the cancelation of certain previously granted stock options in 2017 while fiscal 2016 included the non-cash value of acquisition shares issued to certain acquired management personnel corresponding to the Hip Digital acquisition agreement. Other non-operating items include interest expense of $93,583 which is incurred from the working capital line of credit, foreign exchange loss of $65,501 which is related to transactions in other currencies, and taxes of $43,484. Cumulative translation adjustment was a loss of $139,930 in fiscal 2017 compared to $365,198 in fiscal 2016 which is related to changes in exchange rates.

Net loss for the year ended December 31, 2017 was $4,443,871 compared to a net loss of $8,572,222 for the year ended December 31, 2016. Comprehensive loss for the year ended December 31, 2017 was $4,303,941, or $0.03 per share, compared to a comprehensive loss of $8,937,920, or $0.07 per share, for the year ended December 31, 2016.

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

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2017 was $219,162, including cash and cash equivalents of $386,630.

During the year ended December 31, 2016, the Company announced that it had secured a four-million-dollar credit facility with Silicon Valley Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital. As at December 31, 2017, the Company had drawn on $933,159 (2016 - $2,000,000) of the credit facility. The credit facility had a maturity date of November 22, 2017, which was extended to February 28, 2018. The credit facility is secured by the Company’s intellectual property, which consists of all recognized and unrecognized intangible assets. The credit facility bears interest at a range of prime plus 1.25% to 2.5%. During the year ended December 31, 2016, the Company incurred $5,514 in interest expense and during the year ended December 31, 2017, the Company incurred $93,583 in interest expense. The Company is required to comply with certain financial covenants on a monthly basis. During the year ended December 31, 2017, the Company had periods where it was not in compliance with all of the covenants. This credit facility was fully repaid subsequent to December 31, 2017, on March 2, 2018.

For fiscal 2018, the Company estimates it will require cash for operations of $10,000,000. The majority of these cash needs are expected to come from operating revenues, including the Company’s sales backlog of approximately $5,700,000 as of December 31, 2017. For the remainder of its cash needs, the Company will require additional financing. In April 2018, the Company completed a non-broked private placement of 35 million shares at a price of C$0.10 per share for gross proceeds of C$3,500,000. The Company also closed an overallotment to the financing comprising 2,916,667 common shares at a price of 12 cents per share, for gross proceeds of $350,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed during the last 5 fiscal years.

Table No. 2

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued (Cancelled)	Price *	Gross Proceeds or Deemed Value

Fiscal Year 2013	Private Placement	2,000,000	C$0.10	US$192,520
	Private Placement	2,400,000	C$0.10	US$225,216

Fiscal Year 2014	Private Placement	6,350,000	C$0.10	US$573,469
	Private Placement	10,400,000	C$0.15	C$1,560,000
	Exercise of Stock Options	100,000	C$0.10	C$10,000
	Exercise of Warrants	625,000	various	US$227,628

Fiscal Year 2015	Private Placement	22,322,727	C$0.55	C$12,277,500
	Corporate Finance Advisory Fee	661,591	-	-
	Exercise of Stock Options	524,500	various	US$47,046
	Exercise of Warrants	7,697,800	various	US$1,191,816
	Hip Digital acquisition shares	3,921,679	C$0.68	US$2,174,571
	Hip Digital employee shares	697,780	C$0.425	US$224,997

Fiscal Year 2016	Private Placement	22,323,334	C$0.30	C$6,697,000
	Exercise of Warrants	158,000	C$0.15	C$23,700
	Exercise of Stock Options	100,000	C$0.185	C$18,500
	Hip Digital acquisition shares	3,033,813	C$0.17	US$393,801
	Hip Digital employee shares	1,167,813	C$0.21	US$191,484

Fiscal Year 2017	Private Placement	45,000,000	C$0.10	US$3,375,076
	Exercise of Stock Options	200,000	C$0.10	US$15,888

* The Company’s private placements of common share units have been denominated in Canadian dollars. Proceeds from the share issuances are denominated in United States dollars as the Company’s functional currency.

Year Ended December 31, 2017

At the close of the fiscal year ended December 31, 2017, the Company’s working capital was $219,162 compared to working capital of $189,721 as of December 31, 2016.

Operating Activities used cash of $3,075,203, which included the net loss for the year of $4,443,871. Adjustments for items not involving cash included amortization of intangibles of $1,714,339, depreciation of equipment of $45,825, and stock-based compensation of $560,093. Changes in non-cash working capital included a decrease in accounts receivable of $427,110, an increase in deposits and prepaid expenses of $211,559, a decrease in deferred revenue of $1,001,741, a decrease in accounts payable and accrued liabilities of $133,761, and a decrease in due to related parties of $31,638.

Investing Activities used cash of $1,357,912. Additions to equipment used cash of $6,315, and additions to intangible assets used cash of $1,351,597.

Financing Activities provided cash of $2,304,196. Proceeds from the issuance of common shares provided cash of $3,375,076, share issuance costs used cash of $19,927, and proceeds from options exercised provided cash of $15,888. Repayment of the amounts drawn on the line of credit from Silicon Valley Bank used cash of $1,066,841.

The effect of exchange rate changes was a decrease of $139,930 during the year. Cash and cash equivalents totaled $386,630 as of December 31, 2017 compared to cash of $2,375,619 as of December 31, 2016, a decrease of $1,988,989.

During the year, the Company issued a total of 45,200,000 common shares consisting of the following:

•

45,000,000 common shares were issued pursuant to a non-brokered private placement financing at a price of C$0.10 per share in three tranches for gross proceeds of $3,375,076 (C$4,500,000).

•

200,000 common shares were issued pursuant to the exercise of stock options for proceeds of $15,888.

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

v)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any assumptions underlying the analysis of impairment.

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

Other financial liabilities: This category includes amounts due to related parties, accounts payables and accrued liabilities, and working capital line of credit all of which are recognized at amortized cost.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The fair value hierarchy shall have the following levels:

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

Non-financial assets

The carrying amounts of the Company’s definitive life non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

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

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS  15”).  IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements.  The Company has completed its analysis of this new standard and concluded that its adoption of the new standard will not have a material effect on its consolidated financial statements and related disclosures. The Company adopted the new standard effective January 1, 2018.

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

Research and Development

The Company performs Research and Development in relation to its technology products. During the last 3 fiscal years, the Company capitalized $1,351,597, $1,639,771, and $1,038,248 corresponding to internal development of its software platform.

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

Off-Balance Sheet Arrangements

The Company has no other Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 3

Contractual Obligations

As of December 31, 2017

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations *	$258,801	$122,983	$26,870	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

* The Operating Lease Obligations are for office leases in the US, Canada, India, Ireland and Switzerland. The US dollar equivalent has been calculated based on the closing New York Federal Reserve exchange rate of C$1.255/ US Dollar, 65.8 Indian Rupee/US Dollar, and 1.04 Euros/US Dollar on December 31, 2017.

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of April 18, 2018 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Atul Sabharwal and Michael Dillion are residents of the United States, Ritesh Bhavnani is a resident of India, and Michael Cannata, Sarfaraz Haji, and Ram Ramkumar are residents of Canada. Each director was re-elected at the Annual General and Special Meeting held on June 16, 2017 except for Sarfaraz Haji, who was nominated to the Board of Directors by the Company’s largest shareholder, Lark Investments Inc., as per its nomination rights. Mr. Haji was appointed to the Board subsequent to the most recent meeting of shareholders.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Ritesh Bhavnani	42	March 1, 2012
Atul Sabharwal	42	March 1, 2012
Michael Cannata (1) (2)	65	October 15, 2015
Michael Dillon (1) (2)	57	April 10, 2014
Sarfaraz Haji	62	November 1, 2017
Ram Ramkumar (1) (2)	66	November 6, 2014

(1) Member of Audit & Risk Committee.
(2) Member of Compensation & Governance Committee.

Table No. 5 lists, as of April 18, 2018, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents of the United States with the exception of Ritesh Bhavnani, who is a resident of India and Jaisun Garcha, who is a resident of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Atul Sabharwal	Chief Executive Officer	41	March 1, 2012
Ritesh Bhavnani	President and CTO	41	March 1, 2012
Megan Prikhodco	Chief Operating Officer	30	November 1, 2017
Jaisun Garcha	Chief Financial Officer	37	February 3, 2013
Rahoul Roy	Chief Legal Officer and Executive Vice President	42	October 19, 2015

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

Megan Prikhodko has served as Chief Operating Officer since her appointment in November 2017. She joined Snipp in May 2015 with over 10 years of software development and management experience.  Prior to her appointment as Chief Operating Officer, she was Snipp’s Executive Vice President of Operations, responsible for the successful execution of all programs and the ongoing management of Consumer Support. In her role, she has supported major clients such as Kellogg’s, L’Oreal, and P&G. Prior to Snipp, Mrs. Prikhodko was an executive at Precision Computer Works, Inc. where she helped to build and launch complex peer-review systems in the scholarly publishing industry. She worked with prestigious societies such as the American Heart Association, American Medical Association, and the National Academies of Science. Mrs. Prikhodko holds an MBA from Johns Hopkins University. Ms. Prikhodko spends 100% of her time on Company affairs.

Jaisun Garcha serves as Snipp’s Chief Financial Officer. He has over 12 years of experience in the financial accounting industry and is experienced in managing all aspects of public company financial and management reporting, forecasting and analysis, corporate governance and risk management. He holds an MBA from Laurentian University and a Bachelor of Science degree, with a double major in computer science and general biology, as well as a Diploma in Accounting from the University of British Columbia. He is a Chartered Professional Accountant (CPA, CGA) and is a member of the Chartered Professional Accountants of British Columbia. Mr. Garcha spends 60% of his time on the Company’s affairs.

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

Sarfarz Haji serves as a Director of the Company. Mr. Haji holds an undergraduate degree from the University of Southern California, Los Angeles, and is a qualified CPA, CA.  He managed audits of both public and private companies while working for Clarkson Gordon and Company (now Ernst & Young) in Toronto. Mr. Haji went to Pakistan and started three successful businesses before returning to Canada in 2009.  On his return to Canada he provided consulting services to Par Pak Ltd, Brampton a plastic packaging manufacturing company, assisting them in their sale transaction with The Waddington Group (TWG).  He was appointed as Divisional Controller of Polar Pak by TWG after the acquisition. Currently Mr. Haji is the CFO at Lark Investments Inc., assisting them in investment due diligence and analysis. He spends 10% of his time on the Company’s affairs.

Ram Ramkumar serves as a Director of the Company. Mr. Ramkumar has had a 25-plus-year career as a successful business entrepreneur and has held numerous senior management and board level positions at several different publicly listed companies. He was chief financial officer, vice-president, operations, and general manager at Reff Inc., a manufacturer of high-end furniture. Subsequently, he was chief executive officer of Inscape Corp., where he oversaw the growth of the company from $20-million to $170-million in annual revenues. The company was recognized as one of the 50 best managed companies in Canada during this period. Mr. Ramkumar is also a principal shareholder and chairman of Process Research Ortech and ASL Print FX, a provider of high-end promotional print solutions to CPG companies, and serves as a director of Continential Precious Minerals Inc, a mineral exploration company traded on the TSX. He is also a former member of the board of Toronto Rehabilitation Institute, and was a charter member of TiE, a not-for-profit organization that aims to foster entrepreneurial activity. He has previously served on the boards of several publicly listed corporations, including Angoss Software Corp., a provider of business analytics solutions to customers which was traded on the TSX, Cedara Software, a provider of medical imaging software which was traded on the TSX and NASDAQ, and Merge Healthcare, which was traded on the NASDAQ. Mr. Ramkumar spends 10% of his time on the Company’s affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, including Directors, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on October 5, 2012. An updated Stock Option Plan was approved by a vote of the shareholders at the Annual and Special Meeting of Shareholders held on June 1, 2015, and subsequently reapproved by a vote of the shareholders at the Annual and Special Meeting of Shareholders held on June 16, 2017.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

Name	Fiscal Year	Salary		Options Granted	Other Compensation	Total Compensation

Atul Sabharwal Chief Executive Officer and Director (1)	2017 2016 2015		$214,583 279,167 116,667	470,000 500,000 -	$1,836 2,737 284,474	$216,419 281,904 401,141

Ritesh Bhavnani President, CTO and Director (2)	2017 2016 2015		$214,583 279,167 200,000	470,000 500,000 -	$5,896 13,866 210,031	$220,479 293,033 410,031

Megan Prikhodko	2017		$164,391	619,000	$21,986	$186,377
Chief Operating Officer (3)

Jaisun Garcha Chief Financial Officer (4)	2017 2016 2015	$	N/A N/A N/A	82,000 100,000 -	$132,000 165,000 164,287	$132,000 165,000 164.287

Rahoul Roy Chief Legal Officer (5)	2017 2016 2015		$210,000 210,000 33,333	98,000 100,000 400,000	$21,186 19,713 8,166	$231,186 229,713 41,499

Michael Cannata Director (6)	2017 2016 2015	$	N/A N/A N/A	100,000 - 200,000	$31,966 29,375 9,000	$31,966 29,375 9,000

Michael Dillon Director (7)	2017 2016 2015	$	N/A N/A N/A	100,000 - 50,000	$19,300 112,250 95,000	$19,300 112,250 95,000

Sarfaraz Haji	2017	$	N/A	-	$2,700	$2,700
Director (8)

Ram Ramkumar Director (9)	2017 2016 2015	$	N/A N/A N/A	100,000 - 50,000	$41,102 35,000 34,500	$41,102 35,000 34,500

Baris Karodogan Former Chief Operating Officer (10)	2016 2015		$161,960 181,548	100,000 1,000,000	$104,420 128,362	$285,968 290,323

Frank Sweeney Former Chief Technology Officer (11)	2016		$83,817	200,000	$8,610	$92,427

Wilson (Andy) Bell Former Executive Vice President (12)	2016 2015		$81,250 180,000	100,000 -	$4,834 31,999	$86,084 211,999

John Fauller Former Executive Vice President (13)	2017 2016 2015		$154,808 140,000 130,000	69,000 100,000 -	$13,513 13,739 16,579	$168,321 153,739 146,579

Robert Rathke Former Executive Vice President (14)	2017		$87,135	250,000	$2,334	$89,469

Name	Fiscal Year	Salary		Options Granted	Other Compensation		Total Compensation

David Hargreaves Former Chief Client Officer (15)	2017 2016 2015		$57,500 230,000 166,667	- 200,000 -		$153 495 50,202		$57,653 230,495 216,869

Susan Doniz Former Director (16)	2017 2016	$	N/A N/A	- 200,000	$	Nil 21,750	$	Nil 21,750

Conrad Swanson, Former Director (17)	2016 2015	$	N/A N/A	- 50,000		$27,875 34,500		$27,875 34,500

(1)

“Other Compensation” for Atul Sabharwal including $Nil (fiscal 2016 - $Nil; 2015 - $83,333) for consulting fees for his services as CEO; $Nil (2016 - $Nil; 2015 - $200,000) as an annual bonus; and $1,836 (2016 - $2,737; 2015 - $1,141) for medical insurance.

(2)	“Other Compensation” for Ritesh Bhavnani includes $Nil (2016 - $Nil; 2015 - $200,000) as an annual bonus, and $5,896 (2016 - $13,866; 2015 - $10,031) for medical insurance.
(3)	"Other Compensation" for Megan Prikhodko includes $21,986 for medical insurance
(4)

"Other Compensation" for Jaisun Garcha include $132,000 (2016 - $165,000; 2015 - $99,287) for consulting fees and $Nil (2016 - $Nil; 2015 - $65,000) for annual bonus for his services as CFO. These amounts were paid to 681315 B.C., a private company owned by Jaisun Garcha.

(5)	"Other Compensation" for Rahoul Roy includes $Nil (2016 - $Nil; 2015 - $5,000) as an annual bonus and $21,186 (2016 -$19,713; 2015 - $3,166) for medical insurance.
(6)	“Other Compensation” for Michael Cannata includes directors’ fees of $31,966 (2016 - $29,375; 2015 - $9,000).
(7)

“Other Compensation” for Michael Dillon includes $19,300 (2016 - $23,000; 2015 - $29,000) for directors’ fees and $Nil (2016 - $89,250; 2015 - $66,000) for consulting fees for services provided in addition to his service as a director.

(8)	“Other Compensation” for Safaraz Haji includes directors’ fees of $2,700
(9)	“Other Compensation” for Ram Ramkumar includes directors’ fees of $41,102 (2016 - $35,000; 2015 - $34,500)
(10)

“Other Compensation” for Baris Karodogan includes annual bonus of $Nil (2015 - $10,000) and $2,719 (2015 - $5,470) for medical insurance. It also includes $101,701 (2015 - $112,892) which is the value of Snipp common shares received pursuant to the acquisition of Hip Digital.

(11)	"Other Compensation" for Frank Sweeney is $8,610 for medical insurance.
(12)	“Other Compensation” for Wilson Bell includes $Nil (2015 - $20,000; 2014 - $50,000) as an annual bonus and $4,834 (2015 - $11,999; 2014 - $9,168) for medical insurance.
(13)	"Other Compensation" for John Fauller includes $Nil (2015 - $10,000; 2014 - $25,000) as an annual bonus and $13,739 (2015 - $6,579; 2014 - $3,614) for medical insurance.
(14)	“Other Compensation” for Robert Rathke is $2,334 for medical insurance.
(15)	"Other Compensation" for David Hargreaves includes $Nil (2016 - $Nil; 2015 - $50,000) as an annual bonus and $153 (2016 - $495; 2015 - $202) for medical insurance.
(16)	“Other Compensation” for Susan Doniz includes directors’ fees of $21,750.
(17)	“Other Compensation” for Conrad Swanson includes directors’ fees of $27,875 (2015 - $34,500; 2014 - $Nil).

No funds were set aside or accrued by the Company during Fiscal 2017 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Written Management Agreements

As of April 18, 2018, the Company has written agreements in effect with three of its executive officers.

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

The Board of Directors currently consists of six directors: Ram Ramkumar (Chairman), Ritesh Bhavnani (President), Atul Sabharwal (CEO), Michael Cannata, Michael Dillon, and Sarfaraz Haji. Currently, three of the Company’s directors are classified as “Independent”. Bhavnani and Sabharwal are Company employees and Dillon is a consultant. Cannata, Haji and Ramkumar are independent. The Compensation & Governance Committee has determined that the current size and constitution of the Board is appropriate for the Corporation’s current stage of development.

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

Members

The current Audit & Risk Committee members are Ram Ramkumar (Chair), Michael Cannata, and Michael Dillon. Mr. Ramkumar and Mr. Cannata are considered to be “independent”. Each member is financially literate. The Committee met 4 times in 2017.

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

The current Compensation & Governance Committee members are Michael Cannata (Chair), Ram Ramkumar, and Michael Dillion. Michael Cannata and Ram Ramkumar are considered to be “independent”. All members of the Compensation  & Governance Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses. The Committee met 3 times in 2017.

Staffing

As of April 18, 2018, the Company has 90 employees and 5 executive officers (April 28, 2017 – 109 employees and 5 executive officers; March 31, 2016 – 112 employees and 9 executive officers).

These employees include 46 in Engineering (3 in the United States, 15 in Canada, 15 in India, and 13 in Ireland); 3 in Marketing (1 in Canada and 2 in India); 14 in Operations (6 in the United States, 4 in Canada, 3 in India, and 1 in Switzerland); 20 in Sales (12 in the United States and 8 in Canada), and 7 in finance and administration (6 in India and 1 in Switzerland). The Company also engages consultants on an as needed basis.

The Company currently has offices in Toronto, Burnaby, British Columbia, New York, Cork, Ireland, Zurich, Switzerland, and Mumbai, India.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 7 lists, as of April 18, 2018, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Atul Sabharwal (1)	8,200,431	3.79%
Common	Ritesh Bhavnani (2)	8,350,932	3.86%
Common	Megan Prikhodko (3)	163,000	0.08%
Common	Jaisun Garcha (4)	4,280,000	1.98%
Common	Rahoul Roy (5)	1,886,449	0.87%
Common	Michael Cannata (6)	666,666	0.31%
Common	Michael Dillon (7)	548,333	0.25%
Common	Sarfaraz Haji	122,000	0.06%
Common	Ram Ramkumar (8)	3,283,333	1.52%

	Total Directors/Officers	27,501,144	12.53%

(1)	Of these shares, 940,000 represent currently exercisable stock options. An additional 480,000 stock options have been granted but have not yet vested.
(2)	Of these shares, 940,000 represent currently exercisable stock options. An additional 480,000 stock options have been granted but have not yet vested.
(3)	Of these shares, 163,000 represent currently exercisable stock options. An additional 641,000 stock options have been granted but have not yet vested.
(4)

Of these shares, 319,000 represent currently exercisable stock options. An additional 88,000 options have been granted but have not yet vested. 2,350,000 of the common shares are owned by 681315 B.C., a private company owned by Jaisun Garcha, and 1,611,000 common shares are held directly.

(5)	Of these shares, 499,334 represent currently exercisable share purchase options. An additional 98 666 stock options have been granted, but not yet vested.
(6)	Of these shares, 166,666 represent currently exercisable stock options. An additional 133,334 options have been granted but not yet vested.
(7)	Of these shares, 548,333 represent currently exercisable stock options. An additional 66,667 stock options have been granted but not yet vested.
(8)

Of these shares, 283,333 represent currently exercisable stock options. An additional 66,667 stock options have been granted but not yet vested. 3,000,000 of the common shares are owned by Anur Investments Ltd., a private company owned by Ram Ramkumar and his wife.

Based upon 215,653,342 common shares outstanding as of April 18, 2018, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9

On April 18, 2018, the shareholders' list for the Company's common shares showed 65 registered shareholders, including depositories, and 215,653,342 common shares issued and outstanding. Of the total registered non-depository shareholders, 30 are resident in Canada holding 204,631,646 common shares, or 95% of the total issued and outstanding; 26 are resident in the United States holding 4,011,091 common shares, or 2% of the total issued and outstanding; and 9 are resident in other countries holding 7,010,605 common shares, or 3% of the total issued and outstanding.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of April 18, 2018, persons and/or companies holding 5% or more beneficial interest in the Company's outstanding common stock

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Sajjad Ebrahim (1)	49,752,060	23.07%

(1)

49,752,060 of these shares are common shares held by Lark Investments Inc., a private investment company for which Mr. Ebrahim serves as an officer. 2,946,410 are common shares owned by Mr. Ebrahim directl and, 453,590 are held in RRSP’s for which Mr. Ebrahim has voting control. The Company has granted Lark participation rights in future Company financings and the right to nominate one person to serve as a member of the Company’s Board of Directors.

Based upon 215,653,342 common shares outstanding as of April 18, 2018, and any share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 10, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

As of December 31, 2017, the Company owed a total of $44,972 (2016 - $76,610; 2015 - $557,055) to Officers and Directors which represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured, and have no specified terms of repayment.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2017, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value, and an unlimited number of Preferred Shares without par value.  There were 177,736,675 Common Shares and no Preferred Shares issued and outstanding as of December 31, 2016 and 215,653,342 Common Shares and no preferred shares issued and outstanding as of April 18, 2018.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2018;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2018; and

•

each of the last five fiscal years ending December 31, 2017.

The Company first commenced trading on August 25, 2010 under the symbol “ALY.P”. Upon the completion of the Company’s Qualifying Transaction, the stock resumed trading under its new symbol “SPN” on March 6, 2012.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2018	$ 0.19	$ 0.10	$ 0.15
February 2018	0.115	0.095	0.15
January 2018	0.13	0.095	0.105
December 2017	0.15	0.08	0.11
November 2017	0.105	0.08	0.09
October 2017	0.11	0.075	0.085

	- Sales-
	Canadian Dollars
Period	High	Low	Close

Three Months Ended March 31, 2018	$ 0.19	$ 0.095	$ 0.15
Three Months Ended December 31, 2017	0.15	0.075	0.11
Three Months Ended September 30, 2017	0.095	0.065	0.07
Three Months Ended June 30, 2017	0.145	0.075	0.10

Three Months Ended March 31, 2017	$ 0.16	$ 0.05	$ 0.07
Three Months Ended December 31, 2016	0.19	0.11	0.14
Three Months Ended September 30, 2016	0.20	0.12	0.17
Three Months Ended June 30, 2016	0.38	0.17	0.19

Three Months Ended March 31, 2016	$ 0.32	$ 0.29	$ 0.32
Three Months Ended December 31, 2015	0.45	0.45	0.45
Three Months Ended September 30, 2014	0.38	0.15	0.31
Three Months Ended June 30, 2015	0.19	0.14	0.17

Fiscal Year Ended December 31, 2017	$ 0.16	$ 0.05	$ 0.11
Fiscal Year Ended December 31, 2016	0.38	0.11	0.14
Fiscal Year Ended December 31, 2015	0.72	0.14	0.45
Fiscal Year Ended December 31, 2014	0.63	0.09	0.61
Fiscal Year Ended December 31, 2013	0.13	0.05	0.13

The Company's common shares also trade Over-the-counter in the United States on OTC Link (formerly Pink Sheets) under the symbol “SNIPF”. The shares began to trade on OTC Link on February 19, 2016.

Table No. 9a lists the volume of trading and high, low and closing sale prices on OTC Link for the Company's common shares since inception of trading.

Table No. 9a

OTC Link Over-the-counter

Common Shares Trading Activity

	- Sales-
	United States Dollars
Period	High	Low	Close

March 2018	$ 0.22	$ 0.07	$ 0.12
February 2018	0.08	0.07	0.08
January 2018	0.10	0.08	0.08
December 2017	0.12	0.06	0.08
November 2017	0.08	0.06	0.06
October 2017	0.09	0.06	0.08

	- Sales-
	United States Dollars
Period	High	Low	Close

Three Months Ended March 31, 2018	$ 0.22	$ 0.07	$ 0.12

Three Months Ended December 31, 2017	$ 0.12	$ 0.06	$ 0.08
Three Months Ended September 30, 2017	0.07	0.05	0.06
Three Months Ended June 30, 2017	0.11	0.07	0.07
Three Months Ended March 31, 2017	0.10	0.06	-0.06

Three Months Ended December 31, 2016	$ 0.14	$ 0.09	$ 0.09
Three Months Ended September 30, 2016	0.14	0.09	0.14
Three Months Ended June 30, 2016	0.68	0.13	0.15
Three Months Ended March 31, 2016	0.26	0.20	0.24

Year Ended December 31, 2017	$ 0.12	$ 0.06	$ 0.08
Year Ended December 31, 2016	0.68	0.09	0.09

As of April 18, 2018, the Company has no share purchase warrants or finder’s warrants outstanding.

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

During fiscal 2017, the Company issued a total of 45,200,000 common shares:

•

45,000,000 common shares were issued pursuant to a non-brokered private placement financing at a price of C$0.10 per share in three tranches for gross proceeds of $3,375,076 (C$4,500,000).

•

200,000 common shares were issued pursuant to the exercise of stock options for proceeds of $15,888.

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

- 62 -

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 10 as of April 18, 2018, as well as the number of options granted to Directors and all employees as a group.

Table No. 10

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Atul Sabharwal, CEO and Director	200,000 250,000 500,000 470,000	200,000 250,000 333,334 Nil	$ 0.12 0.55 0.38 0.10	December 18, 2018 December 29, 2019 February 11, 2021 June 16, 2022

Ritesh Bhavnani, President and Director	200,000 250,000 500,000 470,000	200,000 250,000 333,334 Nil	$ 0.12 0.55 0.38 0.10	December 18, 2018 December 29, 2019 February 11, 2021 June 16, 2022

Megan Prikhodko Chief Operating Officer	50,000 75,000 60,000 119,000 500,000	33,333 50,000 40,000 Nil Nil	$0.41 0.41 0.38 0.10 0.10	July 9, 2020 August 13, 2020 February 9, 2021 June 13, 2022 November 1, 2022

Jaisun Garcha, Chief Financial Officer	100,000 125,000 100,000 82,000	100,000 125,000 66,667 Nil	$ 0.12 0.55 0.38 0.10	December 18, 2018 December 29, 2019 February 11, 2021 June 16, 2022

Rahoul Roy, Chief Legal Officer	400,000 100,000 98,000	400,000 66,667 Nil	$ 0.40 0.38 0.10	October 19, 2020 February 11, 2021 June 16, 2022

Michael Cannata, Director	200,000 100,000	133,333 Nil	$ 0.465 0.10	October 14, 2020 June 16, 2022

Michael Dillon, Director	200,000 50,000 100,000	200,000 33,333 Nil	$ 0.105 0.68 0.10	April 10, 2019 June 8 2020 June 16, 2022

Safaraz Haji	Nil	Nil	N/A	N/A

Ram Ramkumar, Director	200,000 50,000 100,000	200,000 33,333 Nil	$ 0.34 0.68 0.10	November 6, 2019 June 8 2020 June 16, 2022

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Employees/Consultants/ Former Officers/Directors	100,000 650,000 100,000 50,000 100,000 175,000 675,000 410,000 150,000 864,258 380,000 125,000 200,000 10,000 60,000 634,680 200,000 140,000 211,000 3,273,000 69,000	100,000 650,000 100,000 50,000 100,000 175,000 675,000 410,000 150,000 576,172 253,333 83,333 200,000 6,667 40,000 211,560 66,667 46,667 70,333 Nil Nil	$0.10 0.12 0.10 0.185 0.25 0.33 0.55 0.68 0.65 0.41 0.41 0.41 0.44 0.45 0.42 0.38 0.38 0.38 0.15 0.10 0.10

July 15, 2018

December 18, 2018

April 20, 2019

August 11, 2019

September 10, 2019

November 26, 2019

December 29, 2019

February 9, 2020

March 26, 2020

July 9, 2020

August 13, 2020

September 15, 2020

October 5, 2020

October 22, 2020

November 10, 2020

February 9, 2021

February 11, 2021

February 12, 2021

December 15, 2021

June 16, 2022

November 1, 2022

Total Officers and Directors	5,649,000	3,048,334

Total Employees/Consultants/ Former Officers/Directors	8,476,938	3,964,732

Total	14,125,938	7,013,066

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

2.

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

3.

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

- 70 -

4.

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

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings

.

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

Statement by Experts

The Company’s auditors for the financial statements for its fiscal years ended December 31, 2017, 2016, and 2015 was MNP LLP, Chartered Professional Accountants. The audit report is included with the related financial statements.

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s head office located at 110 Spadina Avenue, Unit #810, Toronto, Ontario, Canada M5V 2K4.

Item 11.  Disclosures about Market Risk

The Company is subject to certain kinds of Market Risk.

Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect the Company’s profit or loss and comprehensive profit or loss by approximately $9,000 (2016 - $20,000).

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents,  accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at December 31, 2017, the Company held cash and cash equivalents as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, British Pound, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2016 - $1,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2017	December 31, 2016

Cash and cash equivalents	C$ 135,049	C$ 295,048
Accounts receivable	390,017	341,216
Accounts payable and accrued liabilities	(770,108)	(671,732)

Total	C$ (245,042)	C$ (35,468)

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2017. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2017, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2017.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit & risk committee.  The Company’s Audit & Risk Committee consists of three independent directors, all of whom are financially literate and very knowledgeable about the Company’s affairs. Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to augment its Board with a financial expert.

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

Fees, including reimbursements for expenses, for professional services rendered by MNP LLP are included in Table No. 12:

Table No. 12 Principal Account Fees and Services

Type of Service	Fiscal Year 2017	Fiscal Year 2016

Audit Fees	$ 77,019	$ 78,338
Audit Related Fees	Nil	1,887
Tax Fees	Nil	8,561
All Other Fees	Nil	Nil
Total	$ 77,019	$ 88,786

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

Audited Financial Statements

Report of Independent Registered Public Accounting Firm of MNP LLP, Chartered Professional Accountants, dated April 2, 2018.

Statements of Financial Position at December 31, 2017 and 2016.

Statements of Operations and Comprehensive Loss for the years ended December 31, 2017, 2016 and 2015.

Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015.

Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015.

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

h)

Letter from former auditor Davidson & Company LLP dated February 23, 2015. **

i)

Compensation and Corporate Governance Committee Charter ****

12.1

Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2

Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Filed as an exhibit to the Company’s 2016 Form 20-F Annual Report

SNIPP INTERACTIVE INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars unless otherwise noted)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of SNIPP Interactive Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of SNIPP Interactive Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016 and its consolidated financial performance and its consolidated cash flows for each of the three years in the period ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2012.

Mississauga, Canada

April 2, 2018

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

As at

		December 31, 2017	December 31, 2016

ASSETS

Current
Cash	(Note 3)	$386,630	$2,375,619
Accounts receivable, net of allowance for doubtful accounts of $24,693 (2016 - $70,811)		3,815,278	4,242,388
Deposits, prepaid expenses and other assets		498,151	286,592

		4,700,059	6,904,599

Equipment	(Note 5)	66,329	105,839
Intangible assets	(Note 6, 11)	5,121,845	5,484,587
Goodwill	(Note 10, 11)	3,343,129	3,343,129

		$13,231,362	$15,838,154

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities		$2,542,885	$2,676,646
Deferred revenue		959,881	1,961,622
Due to related parties	(Note 7)	44,972	76,610
Working Capital Line of Credit	(Note 13)	933,159	2,000,000

		4,480,897	6,714,878

Shareholders’ equity
Common shares	(Note 9)	26,186,684	22,815,647
Warrants	(Note 9)	421,796	421,796
Contributed surplus	(Note 9)	4,797,541	4,237,448
Deficit		(21,395,878)	(16,952,007)
Accumulated other comprehensive loss		(1,259,678)	(1,399,608)

		8,750,465	9,123,276

		$13,231,362	$15,838,154

Approved and authorized by the Board of Directors on April 2, 2018.

“Atul Sabharwal ” Director	“Ritesh Bhavnani ” Director
Atul Sabharwal	Ritesh Bhavnani
The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
			(Note 11)

REVENUE	$12,879,019	$11,223,727	$11,890,231

EXPENSES
Salaries and compensation	9,175,637	11,448,476	7,450,658
General and administrative	1,145,136	1,422,822	1,175,954
Campaign infrastructure	3,808,721	3,808,736	5,367,648
Outsourced software development	-	-	119,588
Professional fees	265,875	415,988	508,698
Marketing and investor relations	92,138	244,119	230,056
Travel	86,473	304,551	571,477
Bad debt expense	226,085	51,410	103,903
Amortization of intangibles (Note 6)	1,714,339	1,472,943	731,978
Depreciation of equipment (Note 5)	45,825	51,627	21,405
Stock-based compensation (Note 9, 11)	560,093	1,117,642	1,889,285
	17,120,322	20,338,314	18,170,650
Net loss before accretion expense, interest, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity and taxes	(4,241,303)	(9,114,587)	(6,280,419)

Accretion expense	-	-	(190,000)
Interest (expense) income	(93,583)	467	64,720
Foreign exchange loss	(65,501)	(27,817)	(32,596)
Change in fair value of derivative liability (Note 8)	-	31,834	(153,298)
Change in fair value of acquisition consideration payable in equity (Note 11)	-	537,381	2,978,926
Net loss before tax provision	(4,400,387)	(8,572,722)	(3,612,667)
Provision for taxes	(43,484)	-	-
Net loss for the year	(4,443,871)	(8,572,722)	(3,612,667)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	139,930	(365,198)	(818,409)
Comprehensive loss for the year	$(4,303,941)	$(8,937,920)	$(4,431,076)
Basic and diluted loss per common share	$(0.03)	$(0.07)	$(0.04)
Weighted average number of common shares outstanding – basic and diluted	157,529,807	122,906,690	99,345,933

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
			(Note 11)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(4,443,871)	$(8,572,722)	$(3,612,667)
Items not involving cash:
Amortization of intangibles	1,714,339	1,472,943	731,978
Depreciation of equipment	45,825	51,627	21,405
Stock-based compensation	560,093	1,117,642	1,889,285
Accretion expense		-	190,000
Change in fair value of derivative liability	-	(31,834)	153,298
Change in fair value of acquisition consideration payable in equity	-	(537,381)	(2,978,926)
Changes in non-cash working capital items:
Accounts receivable	427,110	(1,300,575)	(1,187,108)
Deposits, prepaid expenses and other assets	(211,559)	30,275	(32,519)
Accounts payable and accrued liabilities	(133,761)	406,563	969,291
Deferred revenue	(1,001,741)	1,069,857	(1,557,743)
Due to related parties	(31,638)	(480,445)	157,477

Net cash flows used in operating activities	(3,075,203)	(6,774,050)	(5,256,229)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(6,315)	(35,507)	(115,122)
Additions to intangible assets	(1,351,597)	(1,639,771)	(1,038,248)
Due to Swiss Post	-	(861,956)	-
Net cash acquired on business acquisition of Swiss Post Ireland	-	-	(261,296)
Net cash acquired on business acquisition of Hip Digital Media	-	-	354,477

Net cash flows used in investing activities	(1,357,912)	(2,537,234)	(1,060,189)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	3,375,076	5,275,554	9,782,712
Share issuance costs	(19,927)	(72,980)	(930,761)
Proceeds from warrants exercised	-	17,268	1,191,816
Proceeds from options exercised	15,888	14,600	47,046
(Repayment of) proceeds from working capital line of credit	(1,066,841)	2,000,000	-

Net cash flows provided by financing activities	2,304,196	7,234,442	10,090,813

Effect of exchange rate changes on cash	139,930	(244,156)	(607,235)

Change in cash for the year	(1,988,989)	(2,320,998)	3,167,160

Cash and cash equivalents, beginning of year	2,375,619	4,696,617	1,529,457

Cash and cash equivalents, end of year	$386,630	$2,375,619	$4,696,617

Supplemental disclosure regarding cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in U.S. Dollars)
	Common Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit (Note 11)	Total Shareholders' Equity (Deficiency)
Balance, December 31, 2014	69,927,638	$ 3,510,527	$ 421,796	$ 681,600	$ (216,001)	$ (4,766,618)	$ (368,696)
Private placement shares issued	22,322,727	9,782,712	-	-	-	-	9,782,712
Financing issuance costs	-	(930,761)	-	-	-	-	(930,761)
Fair value of broker unit options	-	(751,489)	-	751,489	-	-	-
Corporate advisory fee units	661,591	-	-	-	-	-	-
Stock options exercised	524,500	58,093	-	(11,047)	-	-	47,046
Warrants exercised	7,697,800	2,903,640	-	-	-	-	2,903,640
Hip Digital acquisition shares issued	3,921,679	2,174,571	-	-	-	-	2,174,571
Hip Digital employee shares issued	697,780	224,997	-	-	-	-	224,997
Stock-based compensation	-	-	-	1,889,285	-	-	1,889,285
Cumulative translation adjustment	-	-	-	-	(818,409)	-	(818,409)
Net loss for the year	-	-	-	-	-	(3,612,667)	(3,612,667)
Balance, December 31, 2015	105,753,715	$ 16,972,290	$ 421,796	$ 3,311,327	$ (1,034,410)	$ (8,379,285)	$ 11,291,718
Private placement shares issued	22,323,334	5,275,554	-	-	-	-	5,275,554
Financing issuance costs		(72,980)	-	-	-	-	(72,980)
Stock options exercised	100,000	14,600	-	-	-	-	14,600
Warrants exercised	158,000	40,898	-	-	-	-	40,898
Hip Digital acquisition shares issued	3,033,813	393,801	-	-	-	-	393,801
Hip Digital employee shares issued	1,167,813	191,484	-	-	-	-	191,484
Stock-based compensation	-	-	-	926,121	-	-	926,121
Cumulative translation adjustment	-	-	-	-	(365,198)	-	(365,198)
Net loss for the year	-	-	-	-	-	(8,572,722)	(8,572,722)
Balance, December 31, 2016	132,536,675	$ 22,815,647	$ 421,796	$ 4,237,448	$ (1,399,608)	$ (16,952,007)	$ 9,123,276
Private placement shares issued	45,000,000	3,375,076	-	-	-	-	3,375,076
Financing issuance costs		(19,927)	-	-	-	-	(19,927)
Stock options exercised	200,000	15,888	-	-	-	-	15,888
Stock-based compensation	-	-	-	560,093	-	-	560,093
Cmulative translation adjustment	-	-	-	-	139,930	-	139,930
Net loss for the year	-	-	-	-	-	(4,443,871)	(4,443,871)
Balance, December 31, 2017	177,736,675	$ 26,186,684	$ 421,796	$ 4,797,541	$ (1,259,678)	$ (21,395,878)	$ 8,750,465

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

1

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

The registered address, head office, principal address and records office of the Company are located at 110 Spadina Avenue, Unit 810, Toronto, Ontario, M5V 2K4, Canada.

The consolidated financial statements were authorized for issuance by the Board of Directors on April 2, 2018.

The Company has a working capital surplus of $219,162 (2016 - $189,721), a net loss of $4,443,871, accumulated deficit of $21,395,878 and negative cash flows from operations of $3,075,203. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months.

2

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRS in effect as at December 31, 2017.

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

December 31, 2017

2

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

(Expressed in U.S. Dollars)

December 31, 2017

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Critical judgement and accounting estimates

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

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, as defined and described in Note 9, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 9.

v)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any assumptions underlying the analysis of impairment.

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

December 31, 2017

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

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive loss. Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

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

December 31, 2017

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

Foreign exchange gains and losses on intercompany loans receivable from foreign operations, for which settlement is neither planned nor likely to occur in the foreseeable future are recognized in other comprehensive income and accumulated in a separate component of equity, irrespective of the currency the intercompany loan is denominated in. In substance, such an item forms part of the Company’s net investment in the foreign operation. Such items are reclassified from equity to profit or loss on disposal of the net investment in foreign operations.

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

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-forsale. They are carried at fair value with changes in fair value recognized in other comprehensive income or loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company has classified its cash and cash equivalents at fair value through profit or loss. The Company’s accounts receivable are classified as loans and receivables.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to related parties, accounts payables and accrued liabilities, and working capital line of credit all of which are recognized at amortized cost.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

See Note 13 for relevant disclosures.

Warrants and Options

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

December 31, 2017

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

Non-financial assets

The carrying amounts of the Company’s definite-life non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the  assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if noimpairment loss had been recognized.

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

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. In calculating the diluted loss per share, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, all options and warrants were anti-dilutive.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

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

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share-based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Adoption of accounting standards

Effective January 1, 2017, the Company adopted the amendments issued in January 2016 to IAS 7, Statement of Cash Flows (“IAS 7”). These amendments were applied prospectively. These amendments required the Company to provide information about changes in their financing liabilities. Adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

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

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Company has completed its analysis of this new standard and concluded that its adoption of the new standard will not have a material effect on its consolidated financial statements and related disclosures. The Company adopted the new standard effective January 1, 2018.

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

3

CASH

	December 31, 2017	December 31, 2016

Cash on deposit	$386,630	$2,375,619
Total	$386,630	$2,375,619

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

For the Company’s geographically segmented non-current assets (equipment and intangible assets, including goodwill), the Company has allocated based on location of assets as follows:

	December 31, 2017	December 31, 2016

United States	$ 5,950,539	$ 6,869,660
Ireland	1,386,645	1,241,297
International	1,194,119	822,598
Total	$ 8,531,303	$ 8,933,555

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015

United States	$ 10,915,948	$ 9,134,602	$ 10,129,362
Ireland	838,422	855,846	1,110,136
International	1,124,649	1,233,279	650,733
Total	$ 12,879,019	$ 11,223,727	$ 11,890,231

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

EQUIPMENT

December 31, 2017

	Opening			Closing	Opening	Depreciation	Closing
	cost			cost	accumulated	during the	depreciation	Net book
	balance	Additions	Disposals	balance	depreciation	period	balance	value
Office Equipment	$ 18,026	$ -	$ -	$ 18,026	$ 10,353	$ 4,376	$ 14,729	$ 3,297
Computer Equipment	174,762	$ 6,315	-	181,077	76,596	41,449	118,045	63,032
	$ 192,788	$ 6,315	$ -	$ 199,103	$ 86,949	$ 45,825	$ 132,774	$ 66,329
December 31, 2016

	Opening			Closing	Opening	Depreciation	Closing
	cost			cost	accumulated	during the	depreciation	Net book
	balance	Additions	Disposals	balance	depreciation	year	balance	value
Office Equipment	$ 10,819	$ 7,207	$ -	$ 18,026	$ 6,348	$ 4,005	$ 10,353	$ 7,673
Computer Equipment	146,440	28,322	-	174,762	28,974	47,622	76,596	98,166
	$ 157,259	$ 35,529	$ -	$ 192,788	$ 35,322	$ 51,627	$ 86,949	$ 105,839

INTANGIBLE ASSETS

December 31, 2017

	Opening			Closing	Opening	Amortization	Closing
	cost			cost	accumulated	during the	amortization	Net book
	balance	Additions	Disposals	balance	amortization	period	balance	value
Software platform	$ 3,147,753	$ 1,351,597	$ -	$ 4,499,350	$ 826,496	$ 780,335	$ 1,606,831	$ 2,892,519
Intellectual property	2,495,000	-	-	2,495,000	802,333	499,000	1,301,333	1,193,667
Customer relationships	1,195,000	-	-	1,195,000	394,004	239,004	633,008	561,992
Music label contracts	980,000	-	-	980,000	310,333	196,000	506,333	473,667
	$ 7,817,753	$ 1,351,597	$ -	$ 9,169,350	$2,333,166	$ 1,714,339	$ 4,047,505	$ 5,121,845
December 31, 2016

	Opening			Closing	Opening	Amortization	Closing
	cost			cost	accumulated	during the	amortization	Net book
	balance	Additions	Disposals	balance	amortization	period	balance	value
Software platform	$ 1,507,982	$ 1,639,771	$ -	$ 3,147,753	$ 287,557	$ 538,939	$ 826,496	$2,321,257
Intellectual property	2,495,000	$ -	-	2,495,000	303,333	499,000	802,333	1,692,667
Customer relationships	1,195,000	-	-	1,195,000	155,000	239,004	394,004	800,996
Music label contracts	980,000	-	-	980,000	114,333	196,000	310,333	669,667
	$ 6,177,982	$ 1,639,771	$ -	$ 7,817,753	$ 860,223	$ 1,472,943	$ 2,333,166	$5,484,587

The Company's credit facility (Note 13) is secured by the Company's intellectual property, which consists of all recognized and unrecognized intangible assets. At December 31, 2017, the net book value of the Company's intangible assets was $5,121,845.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

RELATED  PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the years ended December 31, 2017, 2016 and 2015 are salaries and compensation of $1,271,764, $1,942,912 and $1,942,835, respectively, charged by officers and key management personnel of the Company. At December 31, 2017, $44,972 was due to officers and directors (2016 - $76,610). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment. During the year ended December 31, 2017, related parties received stock-based compensation of $267,252 (2016 - $743,525 and 2015 -

$716,482).

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

Financing Warrants

Balance, December 31, 2014	$1,613,526
Change in fair value and warrant exercises	153,298
Value of exercised warrants	(1,711,824)
Balance, December 31, 2015	$55,000
(31,834)
Value of exercised warrants	(23,166)
Balance, December 31, 2016 and 2017	$-

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at December 31, 2016:

	Financing warrants (1)		Financing warrants (2)
Risk-free interest rate	0.43%	(2015 – 0.48%)	0.43%	(2015 – 0.48%)
Expected life of warrants	0.00 years	(2015 – 0.07 years)	0.00 years	(2015 – 0.07 years)
Annualized volatility	125%	(2015 – 125%)	125%	(2015 – 125%)
Dividend rate	0.00%	(2015 – 0.00%)	0.00%	(2105 – 0.00%)

(1) 3,175,000 financing warrants issued on January 24, 2014

(2) 1,200,000 financing warrants issued on December 31, 2013

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

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

On May 5, 2017, the Company announced a non-brokered private placement financing and closed a first tranche comprised of 14,165,000 common shares at a price of C$0.10 per share for gross proceeds of $1,043,509 (C$1,416,500). On June 23, 2017, the Company closed a second tranche comprised of 28,488,000 common shares at a price of C$0.10 per share for gross proceeds of $2,151,362 (C$2,848,800). On June 29, 2017, the Company closed a third and final tranche comprised of 2,347,000 common shares at a price of C$0.10 per share for gross proceeds of $180,205 (C$234,700). No commissions or finder's fees were paid in connection with the first, second or third tranches. The Company paid legal fees and filing fees of $19,927 (C$26,799) associated with the first, second and third tranches included in financing issue costs.

In fiscal 2016, 3,033,813 shares were issued relating to the acquisition of Hip Digital Media and 1,167,813 shares were issued to former Hip Digital employees (Note 11).

Stock options

On June 16, 2017, disinterested shareholders approved and the Company adopted an amended fixed number incentive stock option plan which was previously approved on June 1, 2016 (the “2016 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2016 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 29,340,335 shares, being 20% of the Company’s issued and outstanding shares as at June 16, 2017. Such Options will be exercisable for a period of up to 10 years from the date of grant. Vesting terms are determined at the time of grant by the Committee.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

On June 13, 2017, the Company granted 4,207,000 options and on June 16, 2017, the Company granted 1,739,000 options. These options have an exercise price of C$0.10, annual vesting in three equal tranches over three years from grant date and expire on June 13, 2022 and June 16, 2022, respectively. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: 5 year expected life, volatility of 125%, risk-free rate of 1.13% and dividend rate of 0%. The options were valued at $262,471 and $102,958, respectively. An amount of $117,598 was expensed to stock-based compensation corresponding to these June 2017 options grants, as an addition to contributed surplus during the year ended December 31, 2017. On November 1, 2017, the Company granted 500,000 options. These options have an exercise price of C$0.10, annual vesting in three equal tranches over three years from grant date and expire on November 1, 2022. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: 5 year expected life, volatility of 125%, risk-free rate of 1.60% and dividend rate of 0%. The options were valued at $33,232. An amount of $3,385 was expensed to stock-based compensation corresponding to these November 2017 options, as an addition to contributed surplus during the year ended December 31, 2017. Options granted in prior years with vesting taking place in fiscal 2017 resulted in an amount of $439,110 being expensed to stock-based compensation with a corresponding addition to contributed surplus during the year ended December 31, 2017. All stock options have been granted in Canadian dollars.

In fiscal 2016, the Company recognized stock-based compensation expense of $1,117,642 corresponding to the vesting of stock options that were granted during the year ended December 31, 2016 and stock options that were granted during the year ended December 31, 2015. The options granted will be vested in current and future periods. In fiscal 2016, the Company granted 1,446,180 options on February 9, 2016, 2,100,000 options on February 11, 2016, 610,000 options on February 12, 2016, and 356,000 options on December 15, 2016. The options were valued at $271,742, $459,851, $91,051, and $32,476 respectively. The following assumptions were used for the Black-Scholes valuation of options granted in fiscal 2016 (Risk-free interest rate: 0.37% - 0.47%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars. Certain shares issued in connection with the acquisition of Hip Digital Media Inc. (Note 11) during fiscal 2016 resulted in an amount of $191,484 expensed to stock-based compensation with a corresponding amount being an addition to common shares. All stock options have been granted in Canadian dollars.

In fiscal 2015, the Company recognized stock-based compensation expense of $1,889,285 corresponding to the vesting of stock options that were granted during the year ended December 31, 2015 and stock options that were granted during the year ended December 31, 2014. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of options granted in fiscal 2015 (Risk-free interest rate: 0.51% - 0.86%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of	Weighted Average
	Options	Exercise Price
		C$
Outstanding, December 31, 2015	14,771,000	0.42
Exercised	(100,000)	0.19
Granted	4,512,180	0.36
Forfeitures	(5,696,945)	0.54
Outstanding, December 31, 2016	13,486,235	0.37
Exercised	(200,000)	0.10
Cancelled	(4,381,297)	0.54
Granted	6,446,000	0.10
Expired	(725,000)	0.19
Outstanding, December 31, 2017	14,625,938	0.27

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Number of Options	Number of Options	Exercise Price	Expiry Date
Outstanding	Exercisable	C$
100,000	100,000	$0.10	15-Feb-18
400,000	400,000	$0.10	25-Feb-18
100,000	100,000	$0.10	15-Jul-18
1,150,000	1,150,000	$0.12	18-Dec-18
200,000	200,000	$0.11	10-Apr-19
50,000	50,000	$0.19	11-Aug-19
100,000	100,000	$0.25	10-Sep-19
200,000	200,000	$0.34	06-Nov-19
175,000	175,000	$0.33	26-Nov-19
1,300,000	1,300,000	$0.55	29-Dec-19
410,000	273,333	$0.68	09-Feb-20
150,000	100,000	$0.65	26-Mar-20
100,000	66,667	$0.68	08-Jun-20
914,258	609,505	$0.41	09-Jul-20
455,000	303,333	$0.41	13-Aug-20
125,000	83,333	$0.41	15-Sep-20
200,000	200,000	$0.44	05-Oct-20
200,000	133,333	$0.47	14-Oct-20
400,000	400,000	$0.46	19-Oct-20
10,000	6,667	$0.45	22-Oct-20
60,000	40,000	$0.42	10-Nov-20
2,234,680	744,894	$0.38	09-Feb-21 to 12-Feb-21
211,000	70,333	$0.15	15-Dec-21
4,881,000	-	$0.10	13-Jun-22 to 16-Jun-22
500,000	-	$0.10	01-Nov-22
14,625,938	6,806,398

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification		Liability Classification
Number of Shares		Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2014	16,468,688	0.19	3,870,000	C$0.15
Issued – Finder’s unit warrants	766,800	0.20	-	-
Issued – Financing warrants	11,161,363	0.63	-	-
Issued – Financing advisory warrants	330,795	0.63	-	-
Exercised – Finder’s unit warrants	(439,000)	0.20	-	-
Exercised – Financing warrants	(2,880,000)	0.20	-	-
Exercised – Financing warrants	-	-	(3,612,000)	C$0.15
Outstanding, December 31, 2015	25,408,646	0.37	258,000	C$0.15
Exercised – Financing warrants	-	-	(158,000)	C$0.15
Expired – Financing warrants	-	-	(100,000)	C$0.15
Outstanding, December 31, 2016	25,408,646	0.38	-	-

Expired – Financing warrants	(11,492,158)	0.63
Expired – Financing warrants	(7,727,800)	0.20

Outstanding, December 31, 2017	6,188,688	0.13

The weighted average remaining life of the warrants outstanding is 0.16 years as at December 31, 2017. As at December 31, 2017 the following Warrants are outstanding:

Number of Common Shares Issuable	Exercise Price	Expiry Date
6,188,688	$0.13	01-Mar-18	(1)
6,188,688	$0.13

(1) The expiry date was extended from March 1, 2017 to March 1, 2018.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

CAPITAL STOCK (cont’d…)

Finder’s Unit Options	Number of Shares	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2014	792,000	0.15
Exercised (1)	(766,800)	0.15
Outstanding, December 31, 2015 and December 31, 2016	25,200	0.15
Expired	(25,200)	0.15
Outstanding, December 31, 2017	-	-

 (1) Weighted average share price was C$0.74

Each Finder’s Unit Option entitled the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit would consist of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

Broker Unit Options	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2014	-	-
Issued	1,785,818	0.55
Outstanding, December 31, 2015, December 31, 2016	1,785,818	0.55
Expired	(1,785,818)	0.55
Outstanding, December 31, 2017	-	-

Each Broker’s Unit Option entitled the holder to purchase one unit (“Broker Unit”) at an exercise price of C$0.55 until February 4, 2017. Each Broker’s Unit would consist of one common share and one half of one share purchase warrant (“Broker Unit Warrant”), with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.63 until February 4, 2017.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

ACQUISITION OF SWISS POST IRELAND (cont’d…)

For 2017, the Company performed an impairment test on its entire business since both Snipp Interactive Limited (formally known as Swiss Post Ireland) and Hip Digital Media Inc. were fully integrated with the Company's historical business into one Cash Generating Unit (CGU). The Company's consolidated and fully integrated business is now the smallest identifiable group of assets that generates cash inflows and is comprised of intellectual property, customer relationships, music label contracts and goodwill as listed above and below in Note 11. Using a five year (and related terminal value) discounted future cash flow model, the Company determined the recoverable amount by calculating its value in use. The recoverable amount of the CGU was determined to be above its carrying value as at December 31, 2017. The key assumptions used in the discounted future cash flow model in fiscal 2017 include projections surrounding market trends, growth rates and customer retention rates. The model used an annual growth rate between 3% and 18% and post-tax discount rates of 17%. The analyses concluded there was no impairment on the Company's CGU. Management believes that the discount rate reasonably reflects the risks associated with cash flow projections for the business.

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

(Expressed in U.S. Dollars)

December 31, 2017

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

12.

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
Cash paid during the year for interest	93,583	5,514	-
Cash paid during the year for income taxes	43,484	-	-

Transactions not involving cash:
Cash acquired (Note 10)	-	-	69,300
Cash acquired (Note 11)	-	-	354,477
Receivables acquired (Note 10)	-	-	276,443
Receivables acquired (Note 11)	-	-	954,469
Prepaid expenses acquired (Note 10)	-	-	13,252
Prepaid expenses acquired (Note 11)	-	-	178,383
Computer equipment acquired (Note 10)	-	-	1,465
Computer equipment acquired (Note 11)	-	-	7,991
Accounts payable and accrued liabilities acquired (Note 10)	-	-	104,065
Accounts payable and accrued liabilities acquired (Note 11)	-	-	882,951
Deferred revenue acquired (Note 11)	-	-	1,901,308
Fair value of financing warrants – derivative liability	-	-	55,000
Fair value of acquisition consideration payable in equity (Note 11)	-	-	937,017
Fair value of corporate advisory fee paid in units	-	-	415,782
Fair value of broker unit options	-	-	751,489
Fair value of warrants exercised	-	22,695	-

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

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

The carrying value of accounts receivable, due to related parties, accounts payable and accrued liabilities and working capital line of credit approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement.

	December 31, 2017		December 31, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$386,630	$386,630	$2,375,619	$2,375,619
Fair value through profit and loss – liabilities	-	-	-	-
Loans and receivables	3,815,278	3,815,278	4,242,388	4,242,388
Other financial liabilities	(3,521,016)	(3,521,016)	(4,753,256)	(4,753,256)
	$680,892	$680,892	$1,864,751	$1,864,751

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers. Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At December 31, 2017, the Company had $490,039 (December 31, 2016 - $579,331) in amounts due from customers greater than 90 days and during fiscal 2017 recognized bad debt expense of $226,085 (2016 - $51,410 and 2015 - $103,903).

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

FINANCIAL INSTRUMENTS (cont’d…)

During the year ended December 31, 2016, the Company announced that it had secured a four-million-dollar credit facility with Silicon Valley Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital. As at December 31, 2017, the Company had drawn on $933,159 (2016 - $2,000,000) of the credit facility. The credit facility had a maturity date of November 22, 2017, which was extended to February 28, 2018. The credit facility is secured by the Company’s intellectual property, which consists of all recognized and unrecognized intangible assets. The credit facility bears interest at a range of prime plus 1.25% to 2.5%. During the year ended December 31, 2016, the Company incurred $5,514 in interest expense and during the year ended December 31, 2017, the Company incurred $93,583 in interest expense. The Company is required to comply with certain financial covenants on a monthly basis. During the year ended December 31, 2017, the Company had periods where it was not in compliance with all of the covenants. This credit facility was fully repaid subsequent to December 31, 2017, on March 2, 2018.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $9,000 (2016 - $20,000).

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at December 31, 2017, the Company held cash as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, British Pound, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2016 - $1,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2017	December 31, 2016
	C$	C$

Cash and cash equivalents	135,049	295,048
Accounts receivable	390,017	341,216
Accounts payable and accrued liabilities	(770,108)	(671,732)

Total	(245,042)	(35,468)

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

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

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26% (2016 - 26%) to the effective tax rate is as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year ended December 31, 2015

Net loss before income taxes	$ (4,400,387)	$ (8,510,866)	$ (3,118,001)

Expected income tax recovery at statutory rates	(1,144,101)	(2,212,825)	(826,275)

Effect on income taxes of:
Difference in foreign tax rates	118,040	(160,578)	(151,180)
Tax rate changes and adjustments	1,414,049	(32,871)	108,820
Prior year true-ups	(322,023)	-	-
Share based compensation and non- deductible expenses	212,376	461,925	(221,530)
Foreign exchange rate translation adjustments	(175,106)	-	-
Utilization of losses not previously recognized	(123,309)	(13,261)	-
Change in tax benefits not recognized	63,558	2,019,466	1,090,165
Income tax expense	$ 43,484	$ 61,856	$ -

The following table summarizes the components of deferred tax:

	December 31, 2017	December 31, 2016	December 31, 2015
Deferred tax assets:
Non-Capital Losses Carried Forward	$ 547,512	$ 1,380,983	$ 115,780

Deferred tax liabilities:
Equipment	(3,466)	(4,915)	-
Intangible Asset	(544,046)	(1,368,271)	(100,185)
Note Payable	-	(7,797)	(15,595)

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

INCOME TAXES (cont’d…)

Deferred taxes are provided as a result  of  temporary  differences  that  arise  due  to  the  differences between the  income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2017	December 31, 2016	December 31, 2015

Deferred tax assets:
Other temporary differences	16,390	74,838	78,660
Equipment	1,408.601	1,318,118	98,010
Intangible assets	-	1,682	948,570
Share issuance and financing costs	458,062	630,643	791,570
Non-capital loss carry forwards	27,863,262	22,166,482	18,237,240

The Canadian non-capital loss carry forwards expire as noted in the table below. The U.S. net operating losses of $11,266,595 expire 2027 – 2037. Due to the acquisition in the prior year of a US company Section 382 of the Internal Revenue Code imposes annual limits on the Company’s ability to utilize its U.S. federal and state net operating loss carryforwards ("NOLs"). The Company’s NOLs will continue to be available to offset taxable income (until such NOLs are either utilized or expire) subject to the Section 382 annual limitation. The net operating losses for Ireland and UK of $1,786,307 and $344,120 may be carried forward indefinitely.

Share issue and financing costs will be fully amortized in 2021. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company's total Canadian non-capital income tax losses expire as follows:

Year	Canada
2023	386,011
2024	120,522
2025	1,247,040
2026	765,696
2027	2,924,214
2028	259,259
2029	165,792
2030	182,480
2031	278,033
2032	637,864
2033	383,720
2034	1,085,045
2035	1,464,744
2036	2,667,838
2037	2,336,477
14,904,735

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

December 31, 2017

COMMITMENT

The Company has leased office space in the US, Canada and Ireland. The remaining terms of the leases in the various locations range from 1 to 2 years. Future remaining minimum lease payments as at December 31, 2017 are as follows:

2018	$ 135,289
2019	24,865
$ 160,153

SUBSEQUENT EVENTS

On February 28, 2018, the Company announced a non-brokered private placement financing (the "Financing") of up to C$1,500,000 to be comprised of up to 15,000,000 common shares at a price of C$0.10 per share, with C$850,000 already subscribed and closed as a first tranche (the "First Tranche").

On March 2, 2018, the Company announced an increase to the Financing previously announced on February 28, 2018, due to additional investor interest. The Financing was increased to up to C$2,500,000 to be comprised of up to 25,000,000 common shares at a price of C$0.10 per share. The Company also announced the full repayment of its Silicon Valley Bank Credit Facility.

On March 12, 2018, the Company announced the closing of a second tranche (the "Second Tranche") of the Financing. The Second Tranche was comprised of 8,000,000 common shares at a price of C$0.10 per share for gross proceeds of C$800,000. Finder's fees were paid to an agent in connection with the Second Tranche and consisted of commission of CAD$48,000 and 480,000 warrants (“Finder’s Warrants”). Each Finder’s Warrant entitles the holder to purchase one common share at an exercise price of CAD$0.10 for a period of 2 years from the date of distribution.

On March 21, 2018, the Company announced the closing of a third tranche (the "Third Tranche") of the Financing. The Third Tranche was comprised of 2,500,000 common shares at a price of C$0.10 per share for gross proceeds of C$250,000.

On March 29, 2018, the Company announced the closing of a fourth tranche (the "Fourth Tranche") of the Financing. The Fourth Tranche was comprised of 6,000,000 common shares at a price of C$0.10 per share for gross proceeds of C$600,000.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

Registrant

Dated: April 30, 2018	Signed: /s/ “Atul Sabharwal”
Atul Sabharwal Chief Executive Officer

