Form 20-F
period 2018-12-31
Snipp Interactive Inc.
filed 2019-05-15
CIK 1613092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

530 Richmond St West, Rear Lower Level, Toronto, Ontario. Canada M5V 1K4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.     226,163,904 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 80

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal year ended December 31, 2018, 2017, and 2016 were derived from the consolidated financial statements of the Company which include the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2018. The consolidated financial statements have been audited by MNP LLP, Chartered Professional Accountants, as indicated in its auditor’s report which is included elsewhere in Annual Report. The financial data for fiscal 2015 and 2014 has been derived from the consolidated financial statements of the Company as audited by MNP LLP which are not included herein.

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

Table No. 1

Selected Financial Data

IFRS

(US$ in 000, except per share data)

	Year Ended Dec. 31, 2018	Year Ended Dec. 31, 2017	Year Ended Dec. 31, 2016	Year Ended Dec. 31, 2015 *	Year Ended Dec. 31, 2014

Revenue	$12,151	$12,879	$11,224	$11,890	$3,562
Interest and Other Income (Loss)	($14)	($159)	$542	$2,668	($1,276)
Net Income (Loss)	($3,096)	($4,444)	($8,573)	($3,613)	($2,565)
Total Comprehensive Loss	($3,139)	($4,304)	($8,938)	($4,431)	($2,638)
Basic and Diluted Loss Per Share	($0.01)	($0.03)	($0.07)	($0.04)	($0.04)
Dividends Per Share	$0	$0	$0	$0	$0

Working Capital	$1,190	$219	$190	$3,501	$884
Long-Term Debt	$0	$0	$0	$0	$0
Derivative Liability	$0	$0	$0	($55)	($1,614)
Shareholder’s Equity (Deficit)	$9,278	$8,750	$9,123	$11,292	($369)
Total Assets	$12,778	$13,231	$15,838	$16,738	$2,506

Weighted Avg. Shares	210,103	157,530	122,907	99,346	63,395
Shares outstanding at year end	226,164	177,737	132,537	105,754	69,928

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

The Company’s information technology systems are susceptible to certain risks, including cyber security breaches, which could adversely impact our operations and financial condition.

The Company’s operations involve information technology systems that process, store and transmit data about our business, including customers, employees, and operational and financial information. These systems face significant threats including telecommunication failures, natural disasters, and cyber security threats, including computer viruses, unauthorized access to our systems, and other security issues. Although the Company has taken security measures to defend and secure these systems, there is no guarantee these actions will protect the information systems against all threats and vulnerabilities. The compromise or failure of our information systems could have a negative effect on the Company’s operations and financial condition.

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

The Company historically has reported operating losses and negative operating cash flow from operations. The Company has incurred net operating losses of $3,038,214 in fiscal 2018, $4,241,303 in fiscal 2017, and $9,052,731 in fiscal 2016, and has an accumulated deficit of $24,492,047 since inception as of December 31, 2018. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company has historically relied upon the sale of common shares to help fund its operations and meet its obligations. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its operational activities that would have a negative effect on the Company’s operations and financial condition.

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

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer Atul Sabharwal, Chief Operating Officer Megan Prikhodko, Chief Financial Officer Jaisun Garcha, and Chief Legal Officer & Executive Vice President Corporate Development Rahoul Roy. There is little possibility that this dependence will decrease in the near term. The Company only has "at-will" employment agreements with its key management employees and they are free to leave their employment with the Company at any time. The Company carries no “Key Man” insurance on any of its management, and the loss of any of these individuals is likely to have a negative effect on the Company’s operations. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain the additional qualified personnel that may be required.

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

530 Richmond Street West,

Rear Lower Level

Toronto, Ontario M5V 1K4

Telephone: (888) 997-6477

Website:  www.snipp.com

E-Mail: info@snipp.com

The Contact persons are Atul Sabharwal, Chief Executive Officer and Jaisun Garcha, Chief Financial Officer.

The Company’s fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SPN" and Over-the-Counter in the United States under the symbol “SNIPF”.

The authorized share capital of the Company consists of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. As of December 31, 2018, the end of the most recent fiscal year, and as of April 23, 2019, there were 226,163,904 common shares issued and outstanding, and no preferred shares issued and outstanding.

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

•

Snipp Interactive Limited, a UK Corporation;

•

Snipp Interactive AG, a Swiss Corporation;

•

Snipp Cann Inc, a Nevada Corporation;

•

Hip Digital Media, Inc., a Delaware Corporation; and

•

Hip Digital Media Inc., a British Columbia, Canada Corporation.

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

The Company entered into a new $4 million credit facility with Silicon Valley Bank in November 2016. The credit facility is an accounts receivable line of credit for up to $4 million and provided the Company with additional working capital.

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

The assets of Ziploop Inc. were acquired at the end of 2018. Ziploop is a machine learning and artificial intelligence-based promotions, loyalty and influencer marketing platform. Ziploop’s intelligent learning technology will be added to Snipp’s existing receipt processing platform. This will improve the Company’s analysis of user purchasing behavior which will increase the effectiveness of client programs and the Company’s ability to monetize the data.

In March 2019, the Company announced the launch of the Snipp Mobile Influencer Platform; a self-serve, cost-effective solution for brands to empower their ambassadors to easily send incentive codes to brand influencers. The platform provides accurate real time data of representative and customer redemption activity, enabling brands to measure the ROI on their influencer investment.

As of December 31, 2018, the Company’s backlog stood at $8.0 million, an increase of 27% from December 31, 2017. The Company also achieved its largest quarter of sales bookings in Company history of $4.4 million during the 4th quarter of fiscal 2018.

Business Overview

Snipp is a loyalty and promotions company focused on developing marketing engagement platforms that generate insights and drive sales. The Company’s mobile-based promotions software applications and associated campaign services allow brands to engage and interact with their customers. The primary clients for the Company’s products are advertising agencies, corporate/consumer brands, including Fortune 500 companies, and third party companies that provide promotions marketing services.

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

Currently, Snipp provides the following main solution sets:

•

Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions and loyalty programs. It supports any qualification criteria and works across all retailers and all devices. SnippCheck is the industry’s leading receipt processing solution, currently supporting two of the largest CPG loyalty programs and having processed millions of receipts for hundreds of promotions. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

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

- 18 -

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

In addition to its solution sets, Snipp also provides related services, including comprehensive advice in conceptualizing promotion marketing programs, rapid and flexible deployment based on the Company’s technology platforms, and tracking & analysis of customer data.

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

The Company allocates revenue on the basis of the location of the customer. The Company’s geographic revenue for the last 3 fiscal years is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2018	2017	2016
United States	$9,588,256	$10,915,948	$9,134,602
Ireland	1,387,842	838,422	855,846
International	1,175,188	1,124,649	1,233,279
Total	$12,151,286	$12,879,019	$11,223,727

Competitive Position

The promotions market is large, but fairly fragmented with numerous specialties. The mobile segment is relatively new and has grown rapidly with the deployment of more powerful mobile phone technology. There are few firms that provide a full range of promotions services, including the technology to enable specific campaigns through to the ancillary support services, including legal and rewards, and none of them have a significant share of the overall market.

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

SnippCheck can also validate eligible promotion participants by location or by age. Pernod Ricard launched a rebate program on the Snipp platform for Oak by Absolut vodka. Customers who purchase 750ml or 1-liter bottles from retailers in select states can submit a picture of their receipt by text or by web upload. SnippCheck validates the receipt for purchase eligibility as well as by age and state gate requirements in order to receive a $5 rebate by check or Paypal.

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

- 23 -

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

Data Analytics

SnippInsights was added to the Company’s product offerings in November 2017. SnippInsights expands the Company’s reporting and analytics by providing clients with a new portal for business intelligence and data insights for the promotions, rebates and loyalty programs they run with the Company. It is available across the Company’s entire product suite.

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

•

Aggregate count of invalid submissions grouped by each invalid reason

•

Transcription of 1000 receipts with data visualizations

The recently completed acquisition of the intellectual property assets of Ziploop has added to the Company’s analytical and reporting capabilities. Ziploop is a machine-learning and artificial intelligence-based promotions, loyalty and influencer marketing platform. The intelligent learning components will increase the Company’s capabilities in analyzing user purchasing behavior which will improve the effectiveness of client programs and the value of the generated data.

The Ziploop technology powers the Company’s recently launched Mobile Influencer Platform, which is a simple and flexible solution that enables companies and their representatives to send high value incentive codes, product seeding codes, and digital procards to influencers and consumers. Brands can quickly and easily configure and customize multiple campaigns with unique graphics and terms and allocate codes, all via the app. The platform allows brands to efficiently manage and track activity by representative and incentive code usage, eliminating misuse and waste of cards. Platform features include accurate, real time data of representative and customer redemption activity, enabling brands to measure the ROI on their influencer investment.

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

B. SnippReward and Data Rewards: The Company reward platform has been strengthened and enhanced with new reward types. The Company has already expanded its Rewards offerings to include movie tickets, PayPal and other money back mechanisms. The Company has also incorporated Data Rewards and will continue to add rewards to its portfolio as needed

C. SnippRebates: The Company launched its Snipp Rebate Center and SnippRebates solutions to target the growing rebate industry in 2017. The Rebate Center and SnippRebates are designed to reduce costs for manufacturers while providing consumers with a better experience. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs, with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

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

4. Effect of Continuing to Build Our Sales Force and Attendance at Industry Events

The Company has now established itself as a well-known player in the promotions and loyalty marketing space. Management believes that opportunity exists to generate business by continuing to improve productivity and to add to its direct sales, particularly now that it has five well-defined product lines and hundreds of campaigns under its belt. The Company has implemented a salesperson training and identification strategy wherein junior staff are hired as Business Development Representatives (BDRs), responsible for generating leads. As they mature and prove themselves. they graduate to becoming junior salespeople and eventually full salespeople. This strategy is bearing fruit; a significant portion of our top salespeople are former BDRs. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals, we may choose to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

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

7. Opportunities to merge and/or acquire complimentary companies in its space

The Company is uniquely poised to execute a consolidation strategy in the promotion marketing space. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. Completed acquisitions have strengthened the Company’s product portfolio and sales operations and have been successfully integrated into the Company. The Company is actively looking to do additional such complementary transactions where they strategically fit with the Company’s growth strategy.

In March 2018, the Company launched the Cannabis Marketing Resource Center (“CMRC”) for member companies in the regulated cannabis industry. The CMRC’s mission is to help members understand both consumer and business-to-business marketing best practices utilizing Snipp’s experience and knowledge in designing and operating marketing programs in other, more mature, regulated industries, including alcohol, tobacco, and pharmaceuticals. The goal is to help cannabis marketers launch marketing solutions that are sophisticated and legally compliant. Members can join the CMRC for free and obtain access to the Company’s case studies and consultation with Snipp’s design and deployment teams, which include employees with deep cross-industry, legal and technical knowledge. To date, the Company has signed a number of companies as CMRC members.

At the end of fiscal 2018, the Company closed the acquisition of the assets of Ziploop Inc., Ziploop is a machine learning and artificial intelligence-based promotions, loyalty and influencer marketing platform. Ziploop’s intelligent learning technology will be added to Snipp’s existing receipt processing platform which will improve the Company’s analysis of user purchasing behavior and increase the effectiveness of client programs. The combination of Ziploop’s platform with Snipp’s existing solutions will increase the Company’s ability to monetize the data.

In March 2019, the Company announced the launch of the Snipp Mobile Influencer Platform; a self-serve, cost-effective solution for brands to empower their ambassadors to easily send incentive codes to brand influencers. The solution is powered by Ziploop, and is a simple and flexible solution that enables companies to empower brand representatives, social media influencers and consumers by sending them high value incentive codes, product seeding codes, and digital procards. Brands can quickly and easily configure and customize multiple campaigns with unique graphics and terms and allocate, all via the app. The platform allows brands to efficiently manage and track activity by representative and incentive code usage, eliminating misuse and waste of cards. The most unique feature of this platform is the real time and accurate data of representative and customer redemption activity, enabling brands to measure the ROI on their influencer investment.

Based on all the factors listed above, the Company believes the business is in a strong position today and is poised to continue its growth into 2019.

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

Year Ended December 31, 2018 vs. Year Ended December 31, 2017

Fiscal 2018 marked the Company’s initial sales in several new market segments including equine feeds, hospitality, firearms and malls. The Company was EBITDA positive for the second half of Fiscal 2018 in both Q3 2018 and Q4 2018, recognizing EBITDA of $345,329 over the last six months of fiscal 2018. During the 4th quarter, the Company achieved its largest quarter of sales bookings in company history which totaled $4.4MM. During the year, the Company launched the Cannabis Marketing Resource Center (“CMRC”) to introduce the Company’s solutions to the regulated cannabis industry in Canada and the United States. The acquisition of Ziploop Inc. was completed during the 4th quarter, which brings intelligent learning to the Company’s receipt processing platform.

Revenue for the year ended December 31, 2018 was $12,151,286 compared to revenue of $12,879,019 for the year ended December 31, 2017. Although this represents a decrease of $727,733, or 6%, the Company actually recognized a significant improvement in EBITDA due to continued reductions in operating expenses and a focus on higher margin programs.

Expenses for the current year declined to $15,189,500 from $17,120,322. Significant changes in expenses occurred in salaries and compensation, which fell to $7,087,464 from $9,175,637 which is due to the continuing cost reduction program which focused on the streamlining and strategic integration of the two acquisitions completed in 2015. This plan resulted in a reduction of Snipp’s global workforce of up to 20%. The cost reduction program also included further operational cost reductions across all departmental functions which resulted in declines in other expenses. General and administrative costs fell to $960,488 from $1,145,136, which represents a decline of $184,648, or 16%.

Professional fees, which relate to legal and accounting services, declined to $210,064 from $265,875. Travel costs, which consists of travel to support operations and evaluating potential business opportunities, increased to $114,885 from $86,473. Marketing and investor relations rose to $298,555 from $92,138.

Campaign infrastructure costs, which are costs associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards, and third party campaign components required to support client services, rose to $4,240,261 from $3,808,721 in fiscal 2017. The increase was due to some promotions that outperformed expectations resulting in higher associated reward redemptions. Management believes these higher costs were an aberration and campaign infrastructure costs will return to historical levels in future periods.

Bad debt expense, which represents uncollectable amounts receivable that have been written off, was $37,194 compared to $226,085 in fiscal 2017. Amortization of intangibles rose to $1,952,641 from $1,714,339  and depreciation of equipment declined to $30,635 from $45,825. Stock-based compensation declined 54% to $257,313 from $560,093. These amounts represent non-cash vested portions of stock option grants, with much of the decline due to the cancelation of certain previously granted stock options, and fewer new stock options being granted, in 2018. Other non-operating items include interest expense from the working capital line of credit of $8,236, foreign exchange loss of $5,649 which is related to transactions in other currencies, and taxes of $44,070. Cumulative translation adjustment was a loss of $43,099 compared to a gain of $139,930 in fiscal 2017 which is related to changes in exchange rates.

Net loss for the year ended December 31, 2018 was $3,096,169, or $0.01 per share, compared to a net loss of $4,443,871, or $0.03 per share, for the year ended December 31, 2017. Comprehensive loss for the year ended December 31, 2018 was $3,139,268 compared to a comprehensive loss of $4,303,941 for the year ended December 31, 2017.

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

Expenses for the year ended December 31, 2017 declined to $17,120,322 from $20,276,458. Significant changes in expenses occurred in salaries and compensation, which fell to $9,175,637 from $11,448,476 which is due to the continuing cost reduction program which focused on the streamlining and strategic integration of the two acquisitions completed in 2015. This plan resulted in a reduction of Snipp’s global workforce of up to 20%.

The cost reduction program also included further operational cost reductions across all departmental functions which resulted in declines in other expenses. General and administrative costs fell to $1,145,136 from $1,360,966, which represents a decline of $115,830, or 16%. Professional fees, which relate to legal and accounting services, declined to $265,875 from $415,988. Travel costs, which consists of travel to support operations and evaluating potential business opportunities, fell to $86,473 from $304,551. Marketing and investor relations were reduced by 62% to $92,138 from $244,119.

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

Net loss for the year ended December 31, 2017 was $4,443,871, or $0.03 per share, compared to a net loss of $8,572,222, or $0.07 per share, for the year ended December 31, 2016. Comprehensive loss for the year ended December 31, 2017 was $4,303,941 compared to a comprehensive loss of $8,937,920 for the year ended December 31, 2016.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2018 was $1,189,922 including cash and cash equivalents of $1,594,429.

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

In May 2018, the Company established a new accounts receivable line of credit of $2,000,000 with Bridge Bank. The credit facility will provide the Company with additional working capital and is secured by the Company’s accounts receivable and intellectual property, consisting of all recognized and unrecognized intangible assets. The credit facility bears interest at prime plus 1.75%. As of December 31, 2018, the Company had not drawn on the new credit facility.

Fiscal 2018 was the first fiscal year in the Company’s history that it generated positive cash flows from Operating Activities. For fiscal 2019, the Company estimates it will require cash for operations of $10,000,000. The majority of these cash needs are expected to come from operating revenues, including the Company’s sales backlog of approximately $8,000,000 and current cash balance of $1,594,429 as of December 31, 2018. For the remainder of its cash needs, the Company intends to draw from the Bridge Bank credit facility as needed.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed during the last 5 fiscal years.

Table No. 2

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued (Cancelled)	Price *	Gross Proceeds or Deemed Value

Fiscal Year 2014	Private Placement	6,350,000	C$0.10	US$573,469
	Private Placement	10,400,000	C$0.15	C$1,560,000
	Exercise of Stock Options	100,000	C$0.10	C$10,000
	Exercise of Warrants	625,000	various	US$227,628

Fiscal Year 2015	Private Placement	22,322,727	C$0.55	C$12,277,500
	Corporate Finance Advisory Fee	661,591	-	-
	Exercise of Stock Options	524,500	various	US$47,046
	Exercise of Warrants	7,697,800	various	US$1,191,816
	Hip Digital acquisition shares	3,921,679	C$0.68	US$2,174,571
	Hip Digital employee shares	697,780	C$0.425	US$224,997

Fiscal Year 2016	Private Placement	22,323,334	C$0.30	C$6,697,000
	Exercise of Warrants	158,000	C$0.15	C$23,700
	Exercise of Stock Options	100,000	C$0.185	C$18,500
	Hip Digital acquisition shares	3,033,813	C$0.17	US$393,801
	Hip Digital employee shares	1,167,813	C$0.21	US$191,484

Fiscal Year 2017	Private Placement	45,000,000	C$0.10	US$3,375,076
	Exercise of Stock Options	200,000	C$0.10	US$15,888

Fiscal Year 2018	Private Placements	37,916,667	C$0.10/0.12	US$3,018,950
		10,510,562	C$0.062	US$500,000

* The Company’s private placements of common share units have been denominated in Canadian dollars. Proceeds from the share issuances are denominated in United States dollars as the Company’s functional currency.

Year Ended December 31, 2018

At the close of the fiscal year ended December 31, 2018, the Company’s working capital was $1,189,922 compared to working capital of $219,162 as of December 31, 2017.

Operating Activities provided cash of $314,618, which included the net loss for the year of $3,096,169. Adjustments for items not involving cash included amortization of intangible assets of $1,952,641, depreciation of equipment of $30,635, and stock-based compensation of $257,313. Changes in non-cash working capital included a decrease in accounts receivable of $1,436,607, an increase in deposits and prepaid expenses of $218,726, a decrease in deferred revenue of $398,121, an increase in accounts payable and accrued liabilities of $318,166, and an increase in due to related parties of $32,272.

Investing Activities used cash of $1,039,720. Additions to equipment used cash of $7,725, additions to intangible assets used cash of $1,006,995, and the acquisition of Ziploop used cash of $25,000.

Financing Activities provided cash of $1,976,000. Proceeds from the issuance of common shares provided cash of $3,018,950 and share issuance costs used cash of $109,791. Repayment of the amounts drawn on the line of credit from Silicon Valley Bank used cash of $933,159.

The effect of exchange rate changes was a decrease of $43,099 during the year. Cash and cash equivalents totaled $1,594,429 as of December 31, 2018 compared to cash of $386,630 as of December 31, 2017, an increase of $1,207,799.

During the year, the Company issued a total of 48,427,229 common shares consisting of the following:

•

37,916,667 common shares were issued pursuant to a non-brokered private placement in five tranches. 35,000,000 common shares were issued at a price of C$0.10 per share for gross proceeds of $3,500,000, and 2,916,667 common shares were issued in an over-allotment to the fifth tranche at a price of C$0.12 per share for gross proceeds of $277,480.

•

10,510,562 common shares were issued at a deemed price of $0.062 per common share pursuant to the acquisition of Ziploop at a cost of $500,000.

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

The effect of exchange rate changes was an increase of $139,930 during the year. Cash and cash equivalents totaled $386,630 as of December 31, 2017 compared to cash of $2,375,619 as of December 31, 2016, a decrease of $1,988,989.

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Hip Digital Media, Inc., which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

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

- 38 -

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

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate

The Company acquired intellectual properties from various acquisitions. The acquired intellectual properties are an intelligent learning platform, a customer loyalty management platform and a rewards platform. These acquired intellectual properties are being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from various acquisitions. The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired businesses in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

Acquired music label contracts

The Company acquired music label contracts from a past acquisition. The acquired music label contracts represent contracts with music labels that provide for the procurement of music content at wholesale pricing and that are then sold for profit to customers as part of customer revenue contracts that have been generating revenue in prior and current fiscal periods. The value of these acquired music label contracts is being amortized over the estimated useful life of 5 years.

Critical judgement and accounting estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period relate to provisions for receivables, depreciation, impairment testing, determining the fair value of identifiable assets acquired and liabilities assumed in a business combination, determining the risk free rate of return, expected volatility and future market conditions when calculating the fair value of stock options and warrants, and determining fair values of financial instruments. Actual results could differ from these estimates due to the underlying uncertainty that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable and the expected credit loss allowance that are included in the consolidated statements of financial position are based on historical collection of receivables.

ii) The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model

iii) The carrying value of intangible assets (capitalized software development, customer relationships, intellectual property and music label contracts) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates on the capitalized costs that are directly attributable to the development of the intangible asset

iv) The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, as defined and described in Note 8, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 8.

v) The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any assumptions underlying the analysis of impairment.

vi) The purchase price allocation corresponding to completed acquisitions and the related contingent considerations

Revenue from contracts with customers

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. The Company adopted IFRS 15 on January 1, 2018. IFRS 15 introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. There is no impact to the timing or amounts of revenue recognized in its statement of operations upon the adoption of the standard.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple performance obligations such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate performance obligations of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all performance obligations using its best estimate of their relative fair value, since vendor specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue on the different performance obligations in accordance with the policies set out above.

Business combinations

The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes. To the extent that the aggregate of the fair value of consideration paid, the amount of any noncontrolling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent that this excess is negative, the excess is recognized as a gain in income.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive loss. Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized, or the liability is settled based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

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

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), - U.S. Dollar;

Snipp Interactive (India) Private Limited, - Indian Rupee;

Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), - European Euro;

Snipp Interactive Limited (United Kingdom), - British Pound;

Snipp Interactive AG, - Swiss Franc;

Snipp Cann Inc, - U.S. Dollar;

Hip Digital Media, Inc. (USA), - U.S. Dollar; and

Hip Digital Media Inc. (Canada), - Canadian Dollar.

The presentation currency of the Company’s consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive loss. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the end of the reporting period. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.

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

Financial instruments

The Company adopted IFRS 9 on January 1, 2018. IFRS 9 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 largely retained the existing requirements in IAS 39 for the classification and measurement of financial liabilities and the adoption of IFRS 9 has not had a significant effect on our accounting policies related to financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. Under IFRS 9, on initial recognition, a financial asset is classified as measured at: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

(a) Classification

The following summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
Financial instruments:	IAS 39	IAS 9
Cash	FVTPL	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Deposits and prepaid assets	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Due to related parties	Other financial liabilities	Amortized cost
Working capital line of credit	Other financial liabilities	Amortized cost

The Company determined the modifications made did not result in a material difference under the new classification of IFRS 9.

(b) Measurement

Financial assets

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value, plus adjustments for transaction costs, and then subsequently measured at amortized cost using the effective interest rate method, with gains and losses recorded as a charge against earnings. Transaction costs related to financial assets measured at fair value, through the consolidated statements of comprehensive loss, are expensed as incurred.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the consolidated statements of operations in the period in which they arise.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or amortized cost.

Financial liabilities classified as amortized cost are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, where appropriate, a shorter period. The Company’s trade and other payables, dues to related parties, and working capital line of credit are classified as amortized cost.

(c) Impairment of financial assets at amortized cost

A financial asset carried at amortized cost is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flow of that asset and that the estimated future cash flow of that asset can be estimated reliability. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For trade receivables, the Company uses a combined approach of specific account identification and a provision matrix to estimate the lifetime expected impairment. For all other financial assets, the Company uses specific identification to determine the amount of expected impairment. Losses are recognized in the consolidated statement of operations and comprehensive loss and reflected as an expected credit loss allowance against the financial asset. When a subsequent event causes the amount of the allowance to decrease, the decrease in allowance is reversed through the consolidated statement of operations and comprehensive loss.

The adoption of the expected credit loss impairment model under IFRS 9 had no material impact on the carrying amounts of our financial assets on the transition date given the financial assets measured at amortized cost are composed of cash and accounts receivable and no impairment has been recognized at the report date.

Impairment

Financial assets

Under IFRS 9, a financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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

Impairment

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

Share-based payments

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock based on their fair value over the period of vesting using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to common shares.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share-based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Adoption of accounting standards

Effective January 1, 2018, the Company adopted IFRS 9 which was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. Adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improves guidance for multiple-element arrangements. Adoption of this standard did not have a material effect on the Company's consolidated financial statements and related disclosures.

Recent accounting pronouncements

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has determined there will be no material impact on the consolidated financial statements upon adoption of IFRS 16.

Research and Development

The Company performs Research and Development in relation to its technology products. During the last 3 fiscal years, the Company capitalized $1,006,995 $1,351,597, and $1,639,771 corresponding to internal development of its software platform.

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

Off-Balance Sheet Arrangements

The Company has no other Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 3

Contractual Obligations

As of December 31, 2018

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations *	$168,522	$137,620	$30,902	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

* The Operating Lease Obligations are for office leases in the US, Canada, India, Ireland and Switzerland. The US dollar equivalent has been calculated based on the closing New York Federal Reserve exchange rate of C$1.3644/US Dollar, 69.6 Indian Rupee/US Dollar, and 1.15 Euros/US Dollar on December 31, 2018.

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of April 23, 2019 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Atul Sabharwal and Thomas Burgess are residents of the United States, Sarfaraz Haji is a resident of Canada. Each director was elected at the Annual General and Special Meeting held on October 26, 2018.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Atul Sabharwal (1)	42	March 1, 2012
Sarfaraz Haji (1) (2)	64	November 1, 2017
Michael Burgess (1) (2)	54	October 26, 2018

(1) Member of Audit & Risk Committee.
(2) Member of Compensation & Governance Committee.

Table No. 5 lists, as of April 23, 2019, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents of the United States with the exception of Jaisun Garcha, who is a resident of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Atul Sabharwal	Chief Executive Officer	42	March 1, 2012
Megan Prikhodko	Chief Operating Officer	31	November 1, 2017
Jaisun Garcha	Chief Financial Officer	38	February 3, 2013
Rahoul Roy	Chief Legal Officer and Executive Vice President	43	October 19, 2015

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

Jaisun Garcha serves as Snipp’s Chief Financial Officer. He has over 14 years of experience in the financial accounting industry and is experienced in managing all aspects of public company financial and management reporting, forecasting and analysis, corporate governance and risk management. He holds an MBA from Laurentian University and a Bachelor of Science degree, with a double major in computer science and general biology, as well as a Diploma in Accounting from the University of British Columbia. He is a Chartered Professional Accountant (CPA, CGA) and is a member of the Chartered Professional Accountants of British Columbia. Mr. Garcha spends 60% of his time on the Company’s affairs.

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

Sarfarz Haji serves as a Director of the Company. Mr. Haji holds an undergraduate degree from the University of Southern California, Los Angeles, and is a qualified CPA, CA.  He managed audits of both public and private companies while working for Clarkson Gordon and Company (now Ernst & Young) in Toronto. Mr. Haji went to Pakistan and started three successful businesses before returning to Canada in 2009.  On his return to Canada he provided consulting services to Par Pak Ltd, Brampton a plastic packaging manufacturing company, assisting them in their sale transaction with The Waddington Group (TWG).  He was appointed as Divisional Controller of Polar Pak by TWG after the acquisition. Currently Mr. Haji is the CFO at Lark Investments Inc., assisting them in investment due diligence and analysis, and is Lark Investment’s nominee to the Company’s Board of Directors. He spends 10% of his time on the Company’s affairs.

Thomas Burgess serves as a Director of the Company. He holds a Bachelor of Arts from Providence College. Mr. Burgess is a seasoned executive in online and wireless interactive advertising, and digital media technology. As a serial entrepreneur and innovator, he has been granted multiple patents for his pioneering work in the wireless, mar-tech and loyalty industries. Mr. Burgess is a consistent speaker at global marketing conferences and has been quoted or featured in Forbes, New York Times, Wall Street Journal, Boston Globe, CNBC and many industry publications. He founded Linkable Networks, a payments loyalty company in 2010 and was CEO until its sale to Collinson Group in September 2017. In 2001 Mr. Burgess founded Third Screen Media, a wireless advertising company that was purchased by AOL/TW in 2007. Prior to Third Screen Media, he founded two other successful digital media companies. In 2007 Mr. Burgess was inducted into the Entrepreneur Hall of Fame for superior performance by a group of investors. Mr. Burgess is an active Board Member and advisor to early stage ventures with a focus on corporate development, Board governance and investor relations. He spends 10% of his time on the Company’s affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, including Directors, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on October 5, 2012. An updated Stock Option Plan was approved by a vote of the shareholders at the Annual and Special Meeting of Shareholders held on June 1, 2015, and subsequently reapproved by a vote of the shareholders at the Annual and Special Meeting of Shareholders held on October 26, 2018.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

Name	Fiscal Year	Salary		Options Granted	Other Compensation		Total Compensation

Atul Sabharwal Chief Executive Officer and Director (1)	2018 2017 2016		$262,500 214,583 279,167	1,422,000 470,000 500,000		$50,744 1,836 2,737		$313,244 216,419 281,904

Megan Prikhodko Chief Operating Officer (2)	2018 2017		$225,000 164,391	Nil 619,000		$21,684 21,986		$246,684 186,377

Jaisun Garcha Chief Financial Officer (3)	2018 2017 2016	$	N/A N/A N/A	Nil 82,000 100,000		$99,000 132,000 165,000		$99,000 132,000 165,000

Rahoul Roy Chief Legal Officer (4)	2018 2017 2016		$210,000 210,000 210,000	182,000 98,000 100,000		$16,470 21,186 19,713		$226,470 231,186 229,713

Sarfaraz Haji Director (5)	2018 2017	$	N/A N/A	250,000 -		$12,700 2,700		$12,700 2,700

Tom Burgess Director	2018	$	N/A	250,000	$	Nil	$	Nil

Ritesh Bhavnani Former President, CTO and Director (6)	2018 2017 2016		$61,776 214,583 279,167	1,422,000 470,000 500,000		$40,257 25,299 31,878		$102,033 239,882 311,045

Michael Cannata Director (7)	2018 2017 2016	$	N/A N/A N/A	- 100,000 -		$18,090 31,966 29,375		$18,090 31,966 29,375

Michael Dillon Director (8)	2018 2017 2016	$	N/A N/A N/A	- 100,000 -		$15,640 19,300 112,250		$15,640 19,300 112,250

Ram Ramkumar Director (9)	2018 2017 2016	$	N/A N/A N/A	- 100,000 -		$21,090 41,102 35,000		$21,090 41,102 35,000

Baris Karodogan Former Chief Operating Officer (10)	2016		$161,960	100,000		$104,420		$285,968

Frank Sweeney Former Chief Technology Officer (11)	2016		$83,817	200,000		$8,610		$92,427

Wilson (Andy) Bell Former Executive Vice President (12)	2016		$81,250	100,000		$4,834		$86,084

John Fauller Former Executive Vice President (13)	2017 2016		$154,808 140,000	69,000 100,000		$13,513 13,739		$168,321 153,739

Name	Fiscal Year	Salary		Options Granted	Other Compensation		Total Compensation

Robert Rathke Former Executive Vice President (14)	2017		$87,135	250,000		$2,334		$89,469

David Hargreaves Former Chief Client Officer (15)	2017 2016		$57,500 230,000	- 200,000		$153 495		$57,653 230,495

Susan Doniz Former Director (16)	2017 2016	$	N/A N/A	- 200,000	$	Nil 21,750	$	Nil 21,750

Conrad Swanson, Former Director (17)	2016		N/A	-		$27,875		$27,875

(1)	“Other Compensation” for Atul Sabharwal including $50,000 (2017 - $Nil; 2016 - $Nil) as an annual bonus, and $744 (2017 - $1,836; 2016 - $2,737) for medical insurance.
(2)	"Other Compensation" for Megan Prikhodko includes $21,684 (2017 - $21,986) for medical insurance
(3)

"Other Compensation" for Jaisun Garcha include $99,000 (2017 - $132,000; 2016 - $165,000) for consulting fees for his services as CFO. These amounts were paid to 681315 B.C., a private company owned by Jaisun Garcha.

(4)	"Other Compensation" for Rahoul Roy includes $16,470 (2017 -$21,186; 2016 - $19,713) for medical insurance.
(5)	“Other Compensation” for Safaraz Haji includes directors’ fees of $12,700 (2017 - $2,700).
(6)

“Other Compensation” for Ritesh Bhavnani includes $20,000 (2017 - $Nil; 2016 - $Nil) for consulting, $1,133 (2017 - $5,896; 2016 - $13,866) for medical insurance, and $19,124 (2017 - $19,403 2016 - $18,012) for lease payments for the Company’s India office.

(7)	“Other Compensation” for Michael Cannata includes directors’ fees of $18,090 (2017 - $31,966; 2016 - $29,375).
(8)

“Other Compensation” for Michael Dillon includes $15,640 (2017 - $19,300; 2016 - $23,000) for directors’ fees and $Nil (2017 - $Nil; 2016 - $89,250) for consulting fees for services provided in addition to his service as a director.

(9)	“Other Compensation” for Ram Ramkumar includes directors’ fees of $21,090 (2017 -$41,102; 2016 - $35,000)
(10)	“Other Compensation” for Baris Karodogan includes $2,719 for medical insurance. It also includes $101,701 which is the value of Snipp common shares received pursuant to the acquisition of Hip Digital.
(11)	"Other Compensation" for Frank Sweeney is $8,610 for medical insurance.
(12)	“Other Compensation” for Wilson Bell includes $4,834 for medical insurance.
(13)	"Other Compensation" for John Fauller includes $13,513 (2016 -$13,739) for medical insurance.
(14)	“Other Compensation” for Robert Rathke is $2,334 for medical insurance.
(15)	"Other Compensation" for David Hargreaves includes $153 (2016 - $495) for medical insurance.
(16)	“Other Compensation” for Susan Doniz includes directors’ fees of $21,750.
(17)	“Other Compensation” for Conrad Swanson includes directors’ fees of $27,875.

No funds were set aside or accrued by the Company during Fiscal 2018 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Written Management Agreements

As of April 23, 2019, the Company has written agreements in effect with two of its executive officers.

Atul Sabharwal

Under an Employment Agreement between the Company and Atul Sabharwal dated June 1, 2015, Atul Sabharwal (the “Executive”) agrees to serve as Chief Executive Officer for an annual base salary of $200,000. In addition, he is eligible to receive an annual bonus of up to 100% of his base salary as determined by the Compensation and Governance Committee. The Compensation and Governance Committee will also review the base salary on an annual basis and may increase the annual base salary upon such review. The review will not decrease the base salary unless the decrease is applicable to substantially all senior executives but totaling no more than 20% in the aggregate. Employment is “at will” and may be terminated by either party, and the executive will not be entitled to receive any additional compensation or benefits other than what has accrued and is unpaid except in the case of a change of control. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement.

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

The Board of Directors currently consists of three directors: Atul Sabharwal (CEO), Sarfaraz Haji, and Tom Burgess. Currently, two of the Company’s directors are classified as “Independent”. Sabharwal is a Company employee, and Haji and Burgess are independent. The Compensation & Governance Committee has determined that the current size and constitution of the Board is appropriate for the Corporation’s current stage of development.

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

The Committee has been delegated the authority to appoint, retain and oversee the work of the independent auditor and establishing the compensation to be paid to the independent auditor. It must also review the internal audit function and their effectiveness and reviews the appropriateness and effectiveness of the Company’s internal controls and management reporting. The Company’s regulatory filings are reviewed by the Committee and reviews the policies and procedures used in the preparation of the consolidated financial statements and other disclosure documents.

Members

The current Audit & Risk Committee members are Atul Sabharwal, Sarfaraz Haji, and Tom Burgess. Mr. Haji and Mr. Burgess are considered to be “independent”. Each member is financially literate. The Committee met 4 times in 2018.

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

The current Compensation & Governance Committee members are Sarfaraz Haji and Tom Burgess, both of which are considered to be “independent”. All members of the Compensation & Governance Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses. The Committee met 3 times in 2018.

Staffing

As of April 23, 2019, the Company has 73 employees and 4 executive officers (April 18, 2018 – 90 employees and 5 executive officers; April 28, 2017 – 109 employees and 5 executive officers).

These employees include 36 in Engineering (1 in the United States, 17 in Canada, 7 in India, and 11 in Ireland); 1 in Marketing (1 in India); 17 in Operations (6 in the United States, 6 in Canada, and 3 in India); 12 in Sales (3 in the United States, and 9 in Canada), and 7 in finance and administration (6 in India and 1 in Switzerland). The Company also engages consultants on an as needed basis.

The Company currently has offices in Toronto, Burnaby, British Columbia, New York, Cork, Ireland, Zurich, Switzerland, and Mumbai, India.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 7 lists, as of April 23, 2019, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Atul Sabharwal (1)	8,167,098	3.60%
Common	Megan Prikhodko (2)	577,809	0.25%
Common	Jaisun Garcha (3)	4,213,333	1.86%
Common	Rahoul Roy (4)	1,919,782	0.85%
Common	Sarfaraz Haji (5)	122,000	0.05%
Common	Tim Burgess (6)	Nil	0.00%

	Total Directors/Officers	15,000,022	6.57%

(1)	Of these shares, 906,667 represent exercisable stock options. An additional 1,735,333 stock options have been granted but have not yet vested.
(2)	Of these shares, 470,667 represent exercisable stock options. An additional 333,333 stock options have been granted but have not yet vested.
(3)

Of these shares, 252,333 represent exercisable stock options. An additional 54,667 options have been granted but have not yet vested. 2,350,000 of the common shares are owned by 681315 B.C., a private company owned by Jaisun Garcha, and 1,611,000 common shares are held directly.

(4)	Of these shares, 532,667 represent exercisable stock options. An additional 247,333 options have been granted but have not yet vested.
(5)	Mr. Haji has been granted 250,000 stock options which have not yet vested.
(6)	Mr. Burgess has been granted 250,000 stock options which have not yet vested.

Based upon 226,163,904 common shares outstanding as of April 23, 2019, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9

On April 23, 2019, the shareholders' list for the Company's common shares showed 67 registered shareholders, including depositories, and 226,163,904 common shares issued and outstanding. Of the total registered non-depository shareholders, 24 are resident in Canada holding 209,913,110 common shares, or 93% of the total issued and outstanding; 35 are resident in the United States holding 14,240,189 common shares, or 6% of the total issued and outstanding; and 8 are resident in other countries holding 2,010,605 common shares, or 1% of the total issued and outstanding.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of April 23, 2019, persons and/or companies holding 5% or more beneficial interest in the Company's outstanding common stock

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Sajjad Ebrahim (1)	53,152,060	23.50%

(1)

49,752,060 of these shares are common shares held by Lark Investments Inc., a private investment company for which Mr. Ebrahim serves as an officer. 2,946,410 are common shares owned by Mr. Ebrahim directly and, 453,590 are held in RRSP’s for which Mr. Ebrahim has voting control. The Company has granted Lark participation rights in future Company financings and the right to nominate one person to serve as a member of the Company’s Board of Directors.

Based upon 226,163,904 common shares outstanding as of April 23, 2019, and any share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company is currently leasing office space in Mumbai, India from Ritesh Bhavnani, a former officer and director of the Company. Lease payments for the space were $19,124 in 2018, $19,403 in 2017, and $18,012 in 2016. The remaining contractual amounts due under the lease are $14,285 for 2019 and $4,762 for 2020.

As of December 31, 2018, the Company owed a total of $77,244 (2017 - $44,972; 2016 - $76,610) to Officers and Directors which represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured, and have no specified terms of repayment.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2018, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value, and an unlimited number of Preferred Shares without par value.  There were 226,163,904 Common Shares and no Preferred Shares issued and outstanding as of December 31, 2018 and April 23, 2019.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2019;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2019; and

•

each of the last five fiscal years ending December 31, 2018.

The Company first commenced trading on August 25, 2010 under the symbol “ALY.P”. Upon the completion of the Company’s Qualifying Transaction, the stock resumed trading under its new symbol “SPN” on March 6, 2012.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2019	$ 0.075	$ 0.06	$ 0.06
February 2019	0.08	0.065	0.065
January 2019	0.075	0.05	0.065
December 2018	0.075	0.05	0.05
November 2018	0.085	0.06	0.065
October 2018	0.095	0.055	0.06

Three Months Ended March 31, 2019	$ 0.08	$ 0.05	$ 0.06
Three Months Ended December 31, 2018	0.095	0.05	0.05
Three Months Ended September 30, 2018	0.125	0.055	0.09
Three Months Ended June 30, 2018	0.17	0.11	0.125

Three Months Ended March 31, 2018	$ 0.19	$ 0.095	$ 0.15
Three Months Ended December 31, 2017	0.15	0.075	0.11
Three Months Ended September 30, 2017	0.095	0.065	0.07
Three Months Ended June 30, 2017	0.145	0.075	0.10

Three Months Ended March 31, 2017	$ 0.16	$ 0.05	$ 0.07
Three Months Ended December 31, 2016	0.19	0.11	0.14
Three Months Ended September 30, 2016	0.20	0.12	0.17
Three Months Ended June 30, 2016	0.38	0.17	0.19

Fiscal Year Ended December 31, 2018	$ 0.19	$ 0.05	$ 0.05
Fiscal Year Ended December 31, 2017	0.16	0.05	0.11
Fiscal Year Ended December 31, 2016	0.38	0.11	0.14
Fiscal Year Ended December 31, 2015	0.72	0.14	0.45
Fiscal Year Ended December 31, 2014	0.63	0.09	0.61

The Company's common shares also trade Over-the-counter in the United States on OTC Link (formerly Pink Sheets) under the symbol “SNIPF”. The shares began to trade on OTC Link on February 19, 2016.

Table No. 9a lists the volume of trading and high, low and closing sale prices on OTC Link for the Company's common shares since inception of trading.

Table No. 9a

OTC Link Over-the-counter

Common Shares Trading Activity

	- Sales-
	United States Dollars
Period	High	Low	Close

March 2019	$ 0.06	$ 0.04	$ 0.04
February 2019	0.06	0.05	0.06
January 2019	0.06	0.04	0.04
December 2018	0.06	0.04	0.04
November 2018	0.07	0.04	0.06
October 2018	0.08	0.04	0.04

Three Months Ended March 31, 2019	$ 0.06	$ 0.04	$ 0.04
Three Months Ended December 31, 2018	0.08	0.04	0.04
Three Months Ended September 30, 2018	0.10	0.04	0.06
Three Months Ended June 30, 2018	0.14	0.04	0.05

Three Months Ended March 31, 2018	$ 0.22	$ 0.07	$ 0.12
Three Months Ended December 31, 2017	0.12	0.06	0.08
Three Months Ended September 30, 2017	0.07	0.05	0.06
Three Months Ended June 30, 2017	0.11	0.07	0.07

Three Months Ended March 31, 2017	$ 0.10	$ 0.06	$ 0.06
Three Months Ended December 31, 2016	0.14	0.09	0.09
Three Months Ended September 30, 2016	0.14	0.09	0.14
Three Months Ended June 30, 2016	0.68	0.13	0.15

Year Ended December 31, 2018	$ 0.22	$ 0.04	$ 0.04
Year Ended December 31, 2017	0.12	0.06	0.08
Year Ended December 31, 2016	0.68	0.09	0.09

Table No. 10 lists, as of April 23, 2019, Finder’s Warrants outstanding, the exercise price, and the expiration date of the options.

Table No. 10

Finder’s Warrants Outstanding

Number of Finder’s Warrants Outstanding	Exercise Price	Expiration Date

480,000	C$0.10	March 12, 2020
360,000	C$0.10	March 28, 2020
222,000	C$0.10	April 18, 2020
115,000	C$0.12	April 18, 2020
Total 1,177,000

Each Finder’s Warrant is exercisable into 1 common share.

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

During fiscal 2018, the Company issued a total of 48,427,229 common shares;

•

35,000,000 common shares were issued pursuant to a non-brokered private placement completed in five tranches at a price of C$0.10 per share for total proceeds of $2,741,470 (C$3,500,000). 2,916,667 additional common shares were issued in an over-allotment to the fifth tranche at a price of C$0.12 per share for gross proceeds of $277,480 (C$350,000).

•

10,510,562 common shares were issued at a deemed price of C$0.062 per share pursuant to the acquisition of Ziploop Inc. valued at $500,000 (C$686,884).

During fiscal 2017, the Company issued a total of 45,200,000 common shares:

•

45,000,000 common shares were issued pursuant to a non-brokered private placement financing at a price of C$0.10 per share in three tranches for gross proceeds of $3,375,076 (C$4,500,000).

•

200,000 common shares were issued pursuant to the exercise of stock options for proceeds of $15,888 (C$20,000).

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

•

1,167,813 common shares were issued to Hip Digital employees at a deemed value of $191,484 (C$246,742)

Shares Issued for Assets Other Than Cash

During fiscal 2018, the Company issued 10,510,562 common shares pursuant to the Ziploop Inc. acquisition agreement.

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

The Company has a “Fixed” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was originally approved by shareholders at the Annual and Special Meeting of shareholders held on October 5, 2012 and was continued by a vote of the shareholders at the Annual and Special Meeting held on October 26, 2018.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of April 23, 2019, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Atul Sabharwal, CEO and Director	250,000 500,000 470,000 1,422,000	250,000 500,000 156,667 Nil	$ 0.55 0.38 0.10 0.10	December 29, 2019 February 11, 2021 June 16, 2022 October 26, 2023

Megan Prikhodko, Chief Operating Officer	50,000 75,000 60,000 119,000 500,000	50,000 75,000 60,000 119,000 166,667	$ 0.41 0.41 0.38 0.10 0.10	July 9, 2020 August 13, 2020 February 9, 2021 June 13, 2022 November 1, 2022

Jaisun Garcha, Chief Financial Officer	125,000 100,000 82,000	125,000 100,000 27,333	$ 0.55 0.38 0.10	December 29, 2019 February 11, 2021 June 16, 2022

Rahoul Roy, Chief Legal Officer	400,000 100,000 98,000 182,000	400,000 100,000 32,667 Nil	$ 0.46 0.38 0.10 0.10	October 19, 2020 February 11, 2021 June 16, 2022 October 26, 2023

Sarfaraz Haji, Director	250,000	Nil	$ 0.10	October 26, 2023

Tom Burgess, Director	250,000	Nil	$ 0.10	October 26, 2023

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Employees/Consultants/ Former Officers & Directors	100,000 200,000 175,000 775,000 410,000 25,000 100,000 764,258 360,000 85,000 200,000 200,000 60,000 469,714 700,000 120,000 63,333 2,173,000 839,000 350,000 1,422,000	100,000 200,000 175,000 775,000 410,000 25,000 100,000 764,258 360,000 85,000 200,000 200,000 40,000 469,714 700,000 120,000 42,222 724,333 279,666 Nil Nil	$ 0.25 0.34 0.33 0.55 0.68 0.65 0.68 0.41 0.41 0.41 0.44 0.47 0.42 0.38 0.38 0.38 0.15 0.10 0.10 0.065 0.10

September 10, 2019

November 6, 2019

November 26, 2019

December 29, 2019

February 9, 2020

March 26, 2020

June 8, 2020

July 9, 2020

August 13, 2020

September 15, 2020

October 5, 2020

October 14, 2020

November 10, 2020

February 9, 2021

February 11, 2021

February 12, 2021

December 15, 2021

June 13, 2022

June 16, 2022

September 14, 2023

October 26, 2023

Total Employees/Consultants/ Former Officers/Directors	9,091,305	5,290,193

Total	14,624,305	7,873,194

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

Material Contracts

1.

Employment Agreement between the Company and Atul Sabharwal dated June 1, 2015. Under the agreement, Mr. Sabharwal agrees to serve as Chief Executive Officer for an annual base salary of $200,000. The annual salary is subject to adjustment at the discretion of the Company’s Board of Directors. The employee is also eligible for an annual incentive bonus of up to 100% of his base salary. Employment is “at will” and may be terminated by either party. Upon a change in control, if the Executive is terminated by the Company for reasons other than for cause, disability or the Executive’s death, or if the Executive terminates his employment for good reason, the Executive shall receive a payment equal to 1 times his annual base salary if he approved of the change of control, or if he officially objected to the change of control, he will receive a payment equal to 2 times his base salary. He will also receive a payment equal to his incentive bonus in effect immediately prior to the change of control date. The agreement remains in effect until terminated by either party in accordance with the provisions of the agreement. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2015 Form 20-F Annual Report.

- 67 -

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

4.

Employment agreement between the Company and Rob Rathke effective April 17, 2017. Mr. Rathke agrees to serve as Executive Vice President, Sales at a base salary of C$180,000. Mr. Rathke will also be granted 250,000 stock options under the Company’s Stock Option Plan. Employment is for no specific period of time, and will be in Probation for an initial period of 3 months. During the Probation period, employment will be “at will” and can be terminated by either Mr. Rathke or the Company at any time for any reason, with or without cause. After the Probation period, employment may be terminated by either Mr. Rathke or the Company with mutual written consent of the parties; by the Employee with 30 days written notice; by the Company at any time for just cause; or by the Company without just cause by providing the required minimum amount of notice (which in the first 12 months of employment is 2 weeks’ notice) or, at the Company’s option, pay in lieu of notice and severance pay. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2016 Form 20-F Annual Report.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation" below.

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

Statement by Experts

The Company’s auditors for the financial statements for its fiscal years ended December 31, 2018, 2017, and 2016 was MNP LLP, Chartered Professional Accountants. The auditor’s report is included with the related financial statements.

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s head office located at 530 Richmond St West, Rear Lower Level, Toronto, Ontario. Canada M5V 1K4.

Item 11.  Disclosures about Market Risk

The Company is subject to certain kinds of Market Risk.

Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect the Company’s profit or loss and comprehensive profit or loss by approximately $16,000 (2017 - $9,000; 2016 - $20,000).

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at December 31, 2018, the Company held cash and cash equivalents as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, British Pound, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2017 - $1,000; 2016 - $1,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2018	December 31, 2017

Cash and cash equivalents	C$ 73,202	C$ 135,049
Accounts receivable	257,492	390,017
Accounts payable and accrued liabilities	(653,150)	(770,108)

Total	C$ (322,456)	C$ (245,042)

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2018. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2018, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2018.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit & risk committee.  The Company’s Audit & Risk Committee consists of three directors, two of which are independent directors, all of whom are financially literate and very knowledgeable about the Company’s affairs. Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to augment its Board with a financial expert.

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

Fees, including reimbursements for expenses, for professional services rendered by MNP LLP are included in Table No. 12:

Table No. 12 Principal Account Fees and Services

Type of Service	Fiscal Year 2018	Fiscal Year 2017

Audit Fees	$ 84,976	$ 77,019
Audit Related Fees	4,942	Nil
Tax Fees	29,135	Nil
All Other Fees	Nil	Nil
Total	$ 119,053	$ 77,019

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

Audited Financial Statements

Report of Independent Registered Public Accounting Firm of MNP LLP, Chartered Professional Accountants, dated April 29, 2019.

Statements of Financial Position at December 31, 2018 and 2017.

Statements of Operations and Comprehensive Loss for the years ended December 31, 2018, 2017 and 2016.

Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016.

Statements of Changes in Equity for the years ended December 31, 2018, 2017 and 2016.

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

- 80 -

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

- 82 -

SNIPP INTERACTIVE INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars unless otherwise noted)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SNIPP Interactive Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SNIPP Interactive Inc. and its subsidiaries (“the Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the years ended December  31, 2018, December 31, 2017 and December 31, 2016, and the related notes (collectively referred to as the consolidated  financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for the three years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2012.

Mississauga, Canada

April 29, 2019

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

As at

		December 31, 2018	December 31, 2017

ASSETS

Current
Cash	(Note 3)	$1,594,429	$386,630
Accounts receivable, net of allowance for doubtful accounts of $15,309 (2017 - $24,693)		2,378,671	3,815,278
Deposits, prepaid expenses and other assets		716,877	498,151

		4,689,977	4,700,059

Equipment	(Note 5)	43,419	66,329
Intangible assets	(Note 6)	4,701,199	5,121,845
Goodwill		3,343,129	3,343,129

		$12,777,724	$13,231,362

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities		$2,861,051	$2,542,885
Deferred revenue		561,760	959,881
Due to related parties	(Note 7)	77,244	44,972
Working Capital Line of Credit	(Note 14)	-	933,159

		3,500,055	4,480,897

Shareholders’ equity
Common shares	(Note 9)	29,523,285	26,186,684
Warrants	(Note 9)	421,796	421,796
Contributed surplus	(Note 9)	5,127,412	4,797,541
Deficit		(24,492,047)	(21,395,878)
Accumulated other comprehensive loss		(1,302,777)	(1,259,678)

		9,277,669	8,750,465

		$12,777,724	$13,231,362

Approved and authorized by the Board of Directors on April 29, 2019.

“Atul Sabharwal ” Director	“Sarfaraz Haji ” Director
Atul Sabharwal	Sarfaraz Haji
The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016

REVENUE	$12,151,286	$12,879,019	$11,223,727

EXPENSES
Salaries and compensation (Note 7)	7,087,464	9,175,637	11,448,476
General and administrative	960,488	1,145,136	1,360,966
Campaign infrastructure	4,240,261	3,808,721	3,808,736
Professional fees	210,064	265,875	415,988
Marketing and investor relations	298,555	92,138	244,119
Travel	114,885	86,473	304,551
Bad debt expense	37,194	226,085	51,410
Amortization of intangibles (Note 6)	1,952,641	1,714,339	1,472,943
Depreciation of equipment (Note 5)	30,635	45,825	51,627
Stock-based compensation (Note 7 & 9)	257,313	560,093	1,117,642
	15,189,500	17,120,322	20,276,458
Net loss before interest, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity and taxes	(3,038,214)	(4,241,303)	(9,052,731)

Interest (expense) income	(8,236)	(93,583)	467
Foreign exchange loss	(5,649)	(65,501)	(27,817)
Change in fair value of derivative liability (Note 8)	-	-	31,834
Change in fair value of acquisition consideration payable in equity (Note 8)	-	-	537,381
Net loss before tax provision	(3,052,099)	(4,400,387)	(8,510,866)
Provision for taxes (Note 15)	(44,070)	(43,484)	(61,856)
Net loss for the year	(3,096,169)	(4,443,871)	(8,572,722)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	(43,099)	139,930	(365,198)
Comprehensive loss for the year	$(3,139,268)	$(4,303,941)	$(8,937,920)
Basic and diluted loss per common share	$(0.01)	$(0.03)	$(0.07)
Weighted average number of common shares outstanding – basic and diluted	210,102,756	157,529,807	122,906,690

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(3,096,169)	$(4,443,871)	$(8,572,722)
Items not involving cash:
Amortization of intangible assets	1,952,641	1,714,339	1,472,943
Depreciation of equipment	30,635	45,825	51,627
Stock-based compensation	257,313	560,093	1,117,642
Change in fair value of derivative liability	-	-	(31,834)
Change in fair value of acquisition consideration payable in equity	-	-	(537,381)
Changes in non-cash working capital items:
Accounts receivable	1,436,607	427,110	(1,300,575)
Deposits, prepaid expenses and other assets	(218,726)	(211,559)	30,275
Accounts payable and accrued liabilities	318,166	(133,761)	406,563
Deferred revenue	(398,121)	(1,001,741)	1,069,857
Due to related parties	32,272	(31,638)	(480,445)

Net cash flows generated by (used in) operating activities	314,618	(3,075,203)	(6,774,050)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(7,725)	(6,315)	(35,507)
Additions to intangible assets	(1,006,995)	(1,351,597)	(1,639,771)
Acquisition of Ziploop assets (Note 10)	(25,000)
Due to Swiss Post	-	-	(861,956)

Net cash flows used in investing activities	(1,039,720)	(1,357,912)	(2,537,234)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	3,018,950	3,375,076	5,275,554
Share issuance costs	(109,791)	(19,927)	(72,980)
Proceeds from warrants exercised	-	-	17,268
Proceeds from options exercised	-	15,888	14,600
(Repayment of) proceeds from working capital line of credit	(933,159)	(1,066,841)	2,000,000

Net cash flows provided by financing activities	1,976,000	2,304,196	7,234,442

Effect of exchange rate changes on cash	(43,099)	139,930	(244,156)

Change in cash for the year	1,207,799	(1,988,989)	(2,320,998)

Cash and cash equivalents, beginning of year	386,630	2,375,619	4,696,617

Cash and cash equivalents, end of year	$1,594,429	$386,630	$2,375,619

Supplemental disclosure regarding cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in U.S. Dollars)
	Common Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity (Deficiency)
Balance, December 31, 2015	105,753,715	$ 16,972,290	$ 421,796	$ 3,311,327	$ (1,034,410)	$ (8,379,285)	$ 11,291,718
Private placement shares issued	22,323,334	5,275,554	-	-	-	-	5,275,554
Financing issuance costs		(72,980)	-	-	-	-	(72,980)
Stock options exercised	100,000	14,600	-	-	-	-	14,600
Warrants exercised	158,000	40,898	-	-	-	-	40,898
Hip Digital acquisition shares issued	3,033,813	393,801	-	-	-	-	393,801
Hip Digital employee shares issued	1,167,813	191,484	-	-	-	-	191,484
Stock-based compensation	-	-	-	926,121	-	-	926,121
Cumulative translation adjustment	-	-	-	-	(365,198)	-	(365,198)
Net loss for the year	-	-	-	-	-	(8,572,722)	(8,572,722)
Balance, December 31, 2016	132,536,675	$ 22,815,647	$ 421,796	$ 4,237,448	$ (1,399,608)	$ (16,952,007)	$ 9,123,276
Private placement shares issued	45,000,000	3,375,076	-	-	-	-	3,375,076
Financing issuance costs		(19,927)	-	-	-	-	(19,927)
Stock options exercised	200,000	15,888	-	-	-	-	15,888
Stock-based compensation	-	-	-	560,093	-	-	560,093
Cmulative translation adjustment	-	-	-	-	139,930	-	139,930
Net loss for the year	-	-	-	-	-	(4,443,871)	(4,443,871)
Balance, December 31, 2017	177,736,675	$ 26,186,684	$ 421,796	$ 4,797,541	$ (1,259,678)	$ (21,395,878)	$ 8,750,465
Private placement shares issued	37,916,667	3,018,950	-	-	-	-	3,018,950
Financing issuance costs		(109,791)	-	-	-	-	(109,791)
Fair value of finder’s warrants		(72,558)	-	72,558	-	-	-
Ziploop acquisition shares issued (Note 10)	10,510,562	500,000	-	-	-	-	500,000
Stock-based compensation	-	-	-	257,313	-	-	257,313
Cumulative translation adjustment	-	-	-	-	(43,099)	-	(43,099)
Net loss for the year	-	-	-	-	-	(3,096,169)	(3,096,169)
Balance, December 31, 2018	226,163,904	$ 29,523,285	$ 421,796	$ 5,127,412	$ (1,302,777)	$ (24,492,047)	$ 9,277,669

The accompanying notes are an integral part of these consolidated financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

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

The registered address, head office, principal address and records office of the Company are located at 530 Richmond St West, Rear Lower Level, Toronto, Ontario, M5V 1K4, Canada.

The consolidated financial statements were authorized for issuance by the Board of Directors on April 29, 2019.

The Company has a working capital surplus of $1,189,922 (2017 - $219,162), a net loss of $3,096,169, accumulated deficit of $24,492,047 and positive cash flows from operations of $314,618. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months.

2

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRS in effect as at December 31, 2018.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Hip Digital Media, Inc., which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

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

Acquired intellectual property

The Company acquired intellectual properties from various acquisitions. The acquired intellectual properties are an intelligent learning platform, a customer loyalty management platform and a rewards platform. These acquired intellectual properties are being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from various acquisitions. The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired businesses in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Acquired music label contracts

The Company acquired music label contracts from a past acquisition. The acquired music label contracts represent contracts with music labels that provide for the procurement of music content at wholesale pricing and that are then sold for profit to customers as part of customer revenue contracts that have been generating revenue in prior and current fiscal periods. The value of these acquired music label contracts is being amortized over the estimated useful life of 5 years.

Critical judgement and accounting estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period relate to provisions for receivables, depreciation, impairment testing, determining the fair value of identifiable assets acquired and liabilities assumed in a business combination, determining the risk free rate of return, expected volatility and future market conditions when calculating the fair value of stock options and warrants, and determining fair values of financial instruments. Actual results could differ from these estimates due to the underlying uncertainty that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable and the expected credit loss allowance that are included in the consolidated statements of financial position are based on historical collection of receivables.

ii) The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model (Note 9).

iii) The carrying value of intangible assets (capitalized software development, customer relationships, intellectual property and music label contracts) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates on the capitalized costs that are directly attributable to the development of the intangible asset (Note 6).

iv) The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, as defined and described in Note 8, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 8.

v) The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any assumptions underlying the analysis of impairment.

vi) The purchase price allocation corresponding to completed acquisitions and the related contingent considerations (Note 10).

Revenue from contracts with customers

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. The Company adopted IFRS 15 on January 1, 2018. IFRS 15 introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Revenue from contracts with customers (cont'd…)

IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. There is no impact to the timing or amounts of revenue recognized in its statement of operations upon the adoption of the standard.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple performance obligations such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate performance obligations of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all performance obligations using its best estimate of their relative fair value, since vendor specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue on the different performance obligations in accordance with the policies set out above.

Business combinations

The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes. To the extent that the aggregate of the fair value of consideration paid, the amount of any noncontrolling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent that this excess is negative, the excess is recognized as a gain in income.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive loss. Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized, or the liability is settled based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currencies (cont’d…)

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

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), - U.S. Dollar;

Snipp Interactive (India) Private Limited, - Indian Rupee;

Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), - European Euro;

Snipp Interactive Limited (United Kingdom), - British Pound;

Snipp Interactive AG, - Swiss Franc;

Snipp Cann Inc, - U.S. Dollar;

Hip Digital Media, Inc. (USA), - U.S. Dollar; and

Hip Digital Media Inc. (Canada), - Canadian Dollar.

The presentation currency of the Company’s consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive loss. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the end of the reporting period. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.

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

Financial instruments

The Company adopted IFRS 9 on January 1, 2018. IFRS 9 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 largely retained the existing requirements in IAS 39 for the classification and measurement of financial liabilities and the adoption of IFRS 9 has not had a significant effect on our accounting policies related to financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. Under IFRS 9, on initial recognition, a financial asset is classified as measured at: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

(a) Classification

The following summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
Financial instruments:	IAS 39	IAS 9
Cash	FVTPL	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Deposits and prepaid assets	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Due to related parties	Other financial liabilities	Amortized cost
Working capital line of credit	Other financial liabilities	Amortized cost

The Company determined the modifications made did not result in a material difference under the new classification of IFRS 9.

(b) Measurement

Financial assets

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value, plus adjustments for transaction costs, and then subsequently measured at amortized cost using the effective interest rate method, with gains and losses recorded as a charge against earnings. Transaction costs related to financial assets measured at fair value, through the consolidated statements of comprehensive loss, are expensed as incurred.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the consolidated statements of operations in the period in which they arise.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or amortized cost.

Financial liabilities classified as amortized cost are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, where appropriate, a shorter period. The Company’s trade and other payables, dues to related parties, and working capital line of credit are classified as amortized cost.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

(c) Impairment of financial assets at amortized cost

A financial asset carried at amortized cost is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flow of that asset and that the estimated future cash flow of that asset can be estimated reliability. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For trade receivables, the Company uses a combined approach of specific account identification and a provision matrix to estimate the lifetime expected impairment. For all other financial assets, the Company uses specific identification to determine the amount of expected impairment. Losses are recognized in the consolidated statement of operations and comprehensive loss and reflected as an expected credit loss allowance against the financial asset. When a subsequent event causes the amount of the allowance to decrease, the decrease in allowance is reversed through the consolidated statement of operations and comprehensive loss.

The adoption of the expected credit loss impairment model under IFRS 9 had no material impact on the carrying amounts of our financial assets on the transition date given the financial assets measured at amortized cost are composed of cash and accounts receivable and no impairment has been recognized at the report date.

Impairment

Financial assets

Under IFRS 9, a financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment

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

Share-based payments

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock based on their fair value over the period of vesting using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to common shares.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share-based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Adoption of accounting standards

Effective January 1, 2018, the Company adopted IFRS 9 which was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. Adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improves guidance for multiple-element arrangements. Adoption of this standard did not have a material effect on the Company's consolidated financial statements and related disclosures.

Recent accounting pronouncements

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has determined there will be no material impact on the consolidated financial statements upon adoption of IFRS 16.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

3

CASH

Cash in the consolidated financial statements of financial position comprise of cash deposits held in financial institutions. The balance at December 31, 2018 consists of cash on deposit with major Canadian and US banks.

	December 31, 2018	December 31, 2017

Cash on deposit	$1,594,429	$386,630
Total	$1,594,429	$386,630

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

For the Company’s geographically segmented non-current assets (equipment and intangible assets, including goodwill), the Company has allocated based on location of assets as follows:

	December 31, 2018	December 31, 2017

United States	$4,978,846	$5,950,539
Ireland	1,281,621	1,386,645
International	1,827,280	1,194,119
Total	$8,087,747	$8,531,303

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016

United States	$9,588,256	$10,915,948	$9,134,602
Ireland	1,387,842	838,422	855,846
International	1,175,188	1,124,649	1,233,279
Total	$12,151,286	$12,879,019	$11,223,727

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

EQUIPMENT

December 31, 2018

	Opening			Closing	Opening	Depreciation	Closing
	cost			cost	accumulated	during the	depreciation	Net book
	balance	Additions	Disposals	balance	depreciation	period	balance	value
Office Equipment	$ 18,026	$ -	$ -	$ 18,026	$ 14,729	$ 431	$ 15,160	$ 2,866
Computer Equipment	181,077	$ 7,725	-	188,802	118,045	30,204	148,249	40,553
	$ 199,103	$ 7,725	$ -	$ 206,828	$ 132,774	$ 30,635	$ 163,409	$ 43,419

December 31, 2017

	Opening			Closing	Opening	Depreciation	Closing
	cost			cost	accumulated	during the	depreciation	Net book
	balance	Additions	Disposals	balance	depreciation	period	balance	value
Office Equipment	$ 18,026	$ -	$ -	$ 18,026	$ 10,353	$ 4,376	$ 14,729	$ 3,297
Computer Equipment	174,762	$ 6,315	-	181,077	76,596	41,449	118,045	63,032
	$ 192,788	$ 6,315	$ -	$ 199,103	$ 86,949	$ 45,825	$ 132,774	$ 66,329

INTANGIBLE ASSETS

December 31, 2018

	Opening			Closing	Opening	Amortization	Closing
	cost			cost	accumulated	during the	amortization	Net book
	balance	Additions	Disposals	balance	amortization	period	balance	value
Software platform	$ 4,499,350	$1,006,995	$ -	$ 5,506,345	$1,606,831	$ 1,018,645	$ 2,625,476	$2,880,869
Intellectual property	2,495,000	525,000	-	3,020,000	1,301,333	498,996	1,800,329	1,219,671
Customer relationships	1,195,000	-	-	1,195,000	633,008	239,004	872,012	322,988
Music label contracts	980,000	-	-	980,000	506,333	195,996	702,329	277,671
	$ 9,169,350	$1,531,995	$ -	$10,701,345	$4,047,505	$ 1,952,641	$ 6,000,146	$4,701,199

December 31, 2017

	Opening			Closing	Opening	Amortization	Closing
	cost			cost	accumulated	during the	amortization	Net book
	balance	Additions	Disposals	balance	amortization	period	balance	value
Software platform	$ 3,147,753	$1,351,597	$ -	$ 4,499,350	$ 826,496	$ 780,335	$ 1,606,831	$2,892,519
Intellectual property	2,495,000	-	-	2,495,000	802,333	499,000	1,301,333	1,193,667
Customer relationships	1,195,000	-	-	1,195,000	394,004	239,004	633,008	561,992
Music label contracts	980,000	-	-	980,000	310,333	196,000	506,333	473,667
	$ 7,817,753	$1,351,597	$ -	$ 9,169,350	$2,333,166	$1,714,339	$ 4,047,505	$5,121,845

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the years ended December 31, 2018, 2017 and 2016 are salaries and compensation of $968,307, $1,271,764 and $1,942,912, respectively, charged by officers and key management personnel of the Company. At December 31, 2018, $77,244 was due to officers and directors (2017 - $44,972). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment. During the year ended December 31, 2018, related parties received stock-based compensation of $94,834 (2017 - $267,252 and 2016 - $743,525).

DERIVATIVE LIABILITY

The derivative liability is a non-cash liability that is not associated with any form of debt or convertible instrument. The derivative liability represents the Black-Scholes valuation of the Company’s Financing warrants that are subject to currency fluctuation as the exercise price of the Company’s Financing warrants is fixed in Canadian dollars and the functional currency of the Company was the U.S. dollar at the time of these issuances. This results in the warrants being considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. The fair value of this derivative liability fluctuates from period to period based on fluctuations in the share price, changing Black-Scholes inputs and changes in foreign exchange rates. These fair value changes are recognized through profit and loss.

Financing Warrants
Balance, December 31, 2015	$55,000
(31,834)
Value of exercised warrants	(23,166)
Balance, December 31, 2016, 2017 and 2018	$-

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants during 2016:

	Financing warrants (1)	Financing warrants (2)
Risk-free interest rate	0.43%	0.43%
Expected life of warrants	0.00 years	0.00 years
Annualized volatility	125%	125%
Dividend rate	0.00%	0.00%

(1) 3,175,000 financing warrants issued on January 24, 2014

(2) 1,200,000 financing warrants issued on December 31, 2013

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

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

On February 28, 2018, the Company announced a non-brokered private placement financing and closed a first tranche comprised of 8,500,000 common shares at a price of C$0.10 per share for gross proceeds of $667,165 (C$850,000). On March 12, 2018, the Company closed a second tranche comprised of 8,000,000 common shares at a price of C$0.10 per share for gross proceeds of $623,520 (C$800,000). On March 21, 2018, the Company closed a third tranche comprised of 2,500,000 common shares at a price of C$0.10 per share for gross proceeds of $192,925 (C$250,000). On March 28, 2018, the Company closed a fourth tranche comprised of 6,000,000 common shares at a price of C$0.10 per share for gross proceeds of $465,060 (C$600,000). On April 18, 2018, the Company closed a fifth and final tranche comprised of 10,000,000 common shares at a price of C$0.10 per share for gross proceeds of $792,800 (C$1,000,000) and also closed an over-allotment to the fifth tranche comprised of 2,916,667 common shares at a price of C$0.12 per share for gross proceeds of $277,480 (C$350,000). Commissions of $37,411 (C$48,000), $27,904 (C$36,000) and $28,541 (C$36,000) were paid in connection with the second, fourth and fifth tranches. In addition, 480,000 and 360,000 Finder's Warrants were issued in connection with the second and fourth tranches and 222,000 and 115,000 Finder's Warrants were issued in connection with the fifth tranche and the over-allotment to the fifth tranche. The Finder’s Warrants issued for the second, fourth and fifth tranches entitles the holder to purchase one common share at an exercise price of C$0.10 for a period of 2 years and the Finder's Warrants issued for the over-allotment to the fifth tranche entitles the holder to purchase one common share at an exercise price of C$0.12 for a period of 2 years. The fair value of the Finder’s Warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following assumptions: 2 year expected life, volatility of 125%, risk-free rate of 1.35% and dividend rate of 0%. The Finder’s Warrants were valued at $25,038 (C$32,125), $22,160 (C$28,590), $16,978 (C$21,415) and $8,382 (C$10,573) respectively, with aggregate amount of $72,558 being deducted from common shares as a cost of financing and a corresponding addition to contributed surplus during the year ended December 31, 2018. Filing fees of $15,935 (C$20,100) were also paid in connection with the fifth tranche.

Stock options

On October 26, 2018, disinterested shareholders approved and the Company adopted an amended fixed number incentive stock option plan which was previously approved on June 16, 2017 (the “Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 45,232,780 shares, being 20% of the Company’s issued and outstanding shares as at October 26, 2018. Such Options will be exercisable for a period of up to 10 years from the date of grant. Vesting terms are determined at the time of grant by the Committee.

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

In fiscal 2018, the Company recognized stock-based compensation expense of $257,313 corresponding to the vesting of stock options that were granted during the year ended December 31, 2018 and stock options that were granted during the year ended December 31, 2017. The options granted will be vested in current and future periods. In fiscal 2018, the Company granted 350,000 options with exercise price of C$0.065 on September 14, 2018 and 3,526,000 options with exercise price of C$0.10 on October 26, 2018. All options granted in fiscal 2018 have a five year expiry date from the date of grant. The options were valued at $13,541, and $150,082 respectively. The following assumptions were used for the Black-Scholes valuation of options granted in fiscal 2018 (Risk-free interest rate: 2.23% - 2.32%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2017, the Company recognized stock-based compensation expense of $560,093 corresponding to the vesting of stock options that were granted during the year ended December 31, 2017 and stock options that were granted during the year ended December 31, 2016. The options granted will be vested in current and future periods. In fiscal 2017, the Company granted 4,207,000 options on June 13, 2017, 1,739,000 options on June 16, 2017, 500,000 options on November 1, 2017. All options granted in fiscal 2017 have an exercise price of C$0.10 and have a five year expiry date from the date of grant. The options were valued at $262,471, $102,958, and $33,232 respectively. The following assumptions were used for the Black-Scholes valuation of options granted in fiscal 2017 (Risk-free interest rate: 1.13% -1.60%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2016, the Company recognized stock-based compensation expense of $1,117,642 corresponding to the vesting of stock options that were granted during the year ended December 31, 2016 and stock options that were granted during the year ended December 31, 2015. The options granted will be vested in current and future periods. In fiscal 2016, the Company granted 1,446,180 options on February 9, 2016, 2,100,000 options on February 11, 2016, 610,000 options on February 12, 2016, and 356,000 options on December 15, 2016. The options granted in February 2016 have an exercise price of C$0.38 and the options granted in December 2016 have an exercise price of C$0.15. All options granted in fiscal 2016 have a five year expiry date from the date of grant. The options were valued at $271,742, $459,851, $91,051, and $32,476 respectively. The following assumptions were used for the Black-Scholes valuation of options granted in fiscal 2016 (Risk-free interest rate: 0.37% - 0.47%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars. Certain shares issued in connection with the acquisition of Hip Digital Media Inc. during fiscal 2016 resulted in an amount of $191,484 expensed to stock-based compensation with a corresponding amount being an addition to common shares. All stock options have been granted in Canadian dollars.

Stock option activity is presented below:	Number of	Weighted Average
	Options	Exercise Price C$
Outstanding, December 31, 2016	13,486,235	0.37
Exercised	(200,000)	0.10
Cancelled	(4,381,297)	0.54
Granted	6,446,000	0.10
Expired	(725,000)	0.19
Outstanding, December 31, 2017	14,625,938	0.27
Cancelled	(1,478,766)	0.18
Granted	3,876,000	0.10
Expired	(1,750,000)	0.11
Outstanding, December 31, 2018	15,273,172	0.25

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The weighted average remaining life of the stock options outstanding is 2.95 years as at December 31, 2018. As at December 31, 2018, the following stock options are outstanding and exercisable:

Number of Options	Number of Options	Exercise Price	Expiry Date
Outstanding	Exercisable	C$
200,000	200,000	$0.11	10-Apr-19
50,000	50,000	$0.19	11-Aug-19
100,000	100,000	$0.25	10-Sep-19
200,000	200,000	$0.34	06-Nov-19
175,000	175,000	$0.33	26-Nov-19
1,250,000	1,250,000	$0.55	29-Dec-19
410,000	410,000	$0.68	09-Feb-20
25,000	25,000	$0.65	26-Mar-20
100,000	100,000	$0.68	08-Jun-20
814,258	814,258	$0.41	09-Jul-20
445,000	445,000	$0.41	13-Aug-20
85,000	85,000	$0.41	15-Sep-20
200,000	200,000	$0.44	05-Oct-20
200,000	200,000	$0.47	14-Oct-20
400,000	400,000	$0.46	19-Oct-20
0	0	$0.45	22-Oct-20
60,000	60,000	$0.42	10-Nov-20
2,080,580	1,387,053	$0.38	09-Feb-21 to 12-Feb-21
71,667	47,778	$0.15	15-Dec-21
4,030,667	-1,343,555	$0.10	13-Jun-22 to 16-Jun-22
500,000	166,667	$0.10	01-Nov-22
350,000	-	$0.065	14-Sep-23
3,526,000	-	$0.10	26-Oct-23
15,273,172	7,659,311

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification		Liability Classification
Number of Shares		Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2015	25,408,646	0.37	258,000	C$0.15
Exercised – Financing warrants	-	-	(158,000)	C$0.15
Expired – Financing warrants	-	-	(100,000)	C$0.15
Outstanding, December 31, 2016	25,408,646	0.37	-	-

Expired – Financing warrants	(11,492,158)	0.63	-	-
Expired – Financing warrants	(7,727,800)	0.20	-	-

Outstanding, December 31, 2017	6,188,688	0.13	-	-
Expired – Financing warrants	(6,188,688)	0.13	-	-
Outstanding, December 31, 2018	-	-	-	-

Finder’s Warrants	Number of Shares	Average Exercise Price C$
Outstanding, December 31, 2016 and 2017	-	-

Issued	1,177,000	0.10

Outstanding, December 31, 2018	1,177,000	-

Each Finder’s Warrant entitles the holder to purchase one common share at the applicable exercise price for a period of 2 years from the date of issuance.

The following assumptions were used for the Black-Scholes valuation of the Finder’s Warrants issued during the period ended December 31, 2018:

Risk-free interest rate

1.35%

Expected life of warrants

2.0 years

Annualized volatility

125%

Dividend rate

0.00%

As at December 31, 2018 the following Finder’s Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price C$	Expiry Date
480,000	0.10	12-Mar-20
360,000	0.10	28-Mar-20
222,000	0.10	18-Apr-20
115,000	0.12	18-Apr-20
1,177,000	0.10

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

ACQUISITION OF ZIPLOOP ASSETS

On September 17, 2018, the Company acquired substantially all of the assets of Ziploop, Inc., a Delaware corporation (“Ziploop”), consisting primarily of Ziploop’s proprietary intellectual property assets (the “Acquisition”), as per the asset purchase agreement (the “Purchase Agreement”) with Ziploop dated September 7, 2018. The purchase price of the Acquisition is $525,000 (C$686,884) which has been paid in full by the issuance of 10,510,562 common shares (the “Shares”) at a price of CAN$0.062 per share and a cash payment of $25,000. The Shares are subject to a six-month hold period. Prior to closing the Company paid $25,000 as an exclusivity payment as per the letter of intent (the “LOI”) dated August 3, 2018. The acquired intellectual property provides an intelligent learning platform that when added to Snipp’s existing receipt processing platform, will result in a smarter, faster and more robust technology suite.

The fair value of the consideration to Ziploop was calculated as follows:

Exclusivity payment	$25,000
Purchase price based on issuance of Shares	500,000
Consideration Payable	$525,000

The Company’s purchase price allocation is as follows:

Intellectual Property	$525,000
$525,000

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2018	2017	2016
Cash paid during the year for interest	8,236	93,583	5,514
Cash paid during the year for income taxes	44,070	43,484	-

Transactions not involving cash:
Fair value of acquisition consideration payable in equity (Note 10)	500,000	-	-
Fair value of warrants exercised	-	-	22,695

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

COMMITMENT

The Company has leased office space in the US, Canada and Ireland. The remaining terms of the leases in the various locations range from 1 to 2 years. Future remaining minimum lease payments as at December 31, 2018 are as follows:

2019	$137,620
2020	30,902
$168,522

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

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

The carrying value of accounts receivable excluding sales tax, due to related parties, accounts payable and accrued liabilities and working capital line of credit approximate their fair value because of the short-term nature of these instruments while cash is valued using a level 1 fair value measurement.

	December 31, 2018		December 31, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$1,594,429	$1,594,429	$386,630	$386,630
Fair value through profit and loss – liabilities	-	-	-	-
	$1,594,429	$1,594,429	$386,630	$386,630

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable excluding sales tax. The Company places its cash with major financial institutions to limit risk from cash. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers. Some customers settle their accounts past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At December 31, 2018, the Company had $155,976 (December 31, 2017 - $490,039) in amounts due from customers greater than 90 days and during fiscal 2018 recognized bad debt expense of $37,194 (2017 - $226,085 and 2016 - $51,410).

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

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

FINANCIAL INSTRUMENTS (cont’d…)

In Fiscal 2016, the Company secured a four-million-dollar credit facility with Silicon Valley Bank. The credit facility wasan accounts receivable line of credit to provide the Company with additional working capital and was secured by the Company’s accounts receivable and intellectual property, consisting of all recognized and unrecognized intangible assets. As at December 31, 2017, the Company had drawn on $933,159 of the credit facility. The credit facility had a maturity date of November 22, 2017, which was extended to February 28, 2018 and was fully repaid on March 2, 2018. The credit facility bore interest at a range of prime plus 1.25% to 2.5%. During the year ended December 31, 2018, the Company incurred $8,236 in interest expense and during the year ended December 31, 2017, the Company incurred $93,583 in interest expense. The Company announced on May 31, 2018 that it secured a two-million-dollar credit facility with Bridge Bank.  The credit facility is an accounts receivable line of credit to provide the Company with additional working capital and is secured by the Company’s accounts receivable and intellectual property, consisting of all recognized and unrecognized intangible assets. As at December 31, 2018, the Company had not drawn on the credit facility. The credit facility bears interest at prime plus 1.75%.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s, obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $16,000 (2017 - $9,000).

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at December 31, 2018, the Company held cash as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2017 - $1,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	December 31, 2018	December 31, 2017
	C$	C$

Cash and cash equivalents	73,202	135,049
Accounts receivable	257,492	390,017
Accounts payable and accrued liabilities	(653,150)	(770,108)

Total	(322,456)	(245,042)

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the federal and state statutory income tax rates to loss before income taxes.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2017 - 26%) to the effective tax rate is as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016

Net loss before income taxes	$ (3,052,099)	$ (4,400,387)	$ (8,510,866)

Expected income tax recovery at statutory rates	(824,070)	(1,144,101)	(2,212,825)

Effect on income taxes of:
Difference in foreign tax rates	-	118,040	(160,578)
Tax rate changes and adjustments	67,620	1,414,049	(32,871)
Prior year true-ups	40,540	(322,023)	-
Share based compensation and non- deductible expenses	142,490	212,376	461,925
Share issuance cost booked directly to equity	(49,230)	-	-
Foreign exchange rate translation adjustments	42,670	(175,106)	-
Utilization of losses not previously recognized	-	(123,309)	(13,261)
Change in tax benefits not recognized	623,980	63,558	2,019,466
Income tax expense	$ 44,000	$ 43,484	$ 61,856

The following table summarizes the components of deferred tax:

	December 31, 2018	December 31, 2017	December 31, 2016
Deferred tax assets:
Non-Capital Losses Carried Forward	$206,770	$547,512	$1,380,983

Deferred tax liabilities:
Equipment and intangible assets	(200,230)	(547,512)	(1,373,186)
Reserves	(6,540)
Note Payable	-	-	(7,797)
	(206,770)	(547,512)	(1,380,983)

SNIPP INTERACTIVE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

 December 31, 2018

INCOME TAXES (cont’d…)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2018	December 31, 2017	December 31, 2016

Deferred tax assets:
Other temporary differences	-	16,390	74,838
Equipment	1,463,307	1,408.601	1,318,118
Intangible assets		-	1,682
Share issuance and financing costs	381,882	458,062	630,643
Non-capital loss carry forwards	30,859,380	27,863,262	22,166,482
	32,704,569	29,746,315	24,191,763

The Canadian non-capital loss carry forwards and U.S. net operating loss expire as noted in the table below. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. Share issue and financing costs will be fully amortized in 2022. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company's Canadian non-capital income tax losses and U.S. net operating loss expire as follows:

Year	Canada	Year	USA
2026	490,564
2027	1,907,403	2027	199,910
2028	2,841,757	2028	673,928
2029	262,867	2029	598,993
2030	165,498	2030	25,283
2031	419,548	2031	402,231
2032	297,169	2032	629,700
2033	596,429	2033	3,026,357
2034	400,832	2034	1,170,579
2035	2,164,352	2035	2,208,775
2036	2,583,732	2036	3,578,722
2037	2,262,817	2037	274,818
2038	2,334,845	2038	-
	16,727,813		12,789,296

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

Registrant

Dated: May 14, 2019	Signed: /s/ “Atul Sabharwal”
Atul Sabharwal Chief Executive Officer

